As filed with the Securities and Exchange Commission on October 17, 2003

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TWI Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2510	33-1022198
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1713 Jaggie Fox Way

Lexington, Kentucky 40511

800-878-8889

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Robert B. Trussell, Jr., President and Chief Executive Officer

Tempur World, Inc.

1713 Jaggie Fox Way

Lexington, Kentucky 40511

800-878-8889

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John R. Utzschneider, Esq. Bingham McCutchen LLP 150 Federal Street Boston, MA 02110 617-951-8000	Jeremy W. Dickens, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 212-310-8000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Stock, par value $0.01 per share			$$300,000,000	$24,270

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Calculated pursuant to Rule 457(a) based on an estimate of the proposed maximum aggregate offering price.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                     , 2003

PROSPECTUS

             Shares

TWI HOLDINGS, INC.

Common Stock

This is our initial public offering of common stock. We are offering              shares and the selling stockholders identified in this prospectus are offering             shares. No public market currently exists for our shares. We will not receive any proceeds from the sale of the shares offered by the selling stockholders.

We intend to apply to have our common stock listed on the New York Stock Exchange under the symbol “        .” We currently estimate that the initial public offering price will be between $             and $             per share.

Investing in the shares involves risks. Risk Factors begin on page 13.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to TWI Holdings, Inc. (before expenses)	$	$
Proceeds to selling stockholders	$	$

The selling stockholders have granted the underwriters a 30-day option to purchase up to an aggregate of                  additional shares of common stock on the same terms and conditions as set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expect to deliver the shares on or about             , 2003.

LEHMAN BROTHERS

                     , 2003

CONSUMERS DIGEST
BEST BUY

Tempur-Pedic Swedish Mattress
"This is the mattress that set the industry abuzz!"
–Consumers Digest 2003

Changing the way the world sleeps!™

TEMPUR WORLD™

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospectus may have changed since that date.

Through and including                     , 2003 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in shares of our common stock. We encourage you to read this entire prospectus carefully, including “Risk Factors” beginning on page 13 and our consolidated financial statements and the notes to those financial statements beginning on page F-1, before making an investment decision. Unless otherwise noted, all of the financial information in this prospectus is consolidated financial information for TWI Holdings, Inc. or its predecessors. As used in this prospectus, the terms “TWI” and “TWI Holdings” refer to TWI Holdings, Inc. only and the terms “we,” “our,” “ours” and “us” refer to TWI Holdings and its consolidated subsidiaries. Unless otherwise noted in this prospectus, all references to dollars are to United States dollars.

TWI Holdings

We are a rapidly growing, vertically-integrated manufacturer, marketer and distributor of premium visco-elastic foam mattresses and pillows that we sell globally in 54 countries primarily under the Tempur® and Tempur-Pedic® brands. We believe our premium mattresses and pillows are more comfortable than standard bedding products because our proprietary visco-elastic foam is temperature sensitive, has a high density and conforms to the body to therapeutically align the neck and spine, thus reducing neck and lower back pain, two of the most common complaints about other sleep surfaces. In April 2003, Consumers Digest named one of our products among the eight “best buys” of the mattress industry in the applicable price range because of the strong value our products provide to consumers. Consumer surveys commissioned on our behalf over the last several years have indicated that our products achieve satisfaction ratings generally ranging from 80% to 92%. Since 2000, our total net sales have grown at a compound annual rate of approximately 36% and for the pro forma as adjusted twelve months ended June 30, 2003, we had total net sales of $387.0 million.

We sell our products through four distribution channels: retail (furniture and specialty stores, as well as department stores internationally); direct (direct response and internet); healthcare (chiropractors, medical retailers, hospitals and other healthcare channels); and third party distributors. In the United States, we sell a majority of our mattresses and pillows through furniture and specialty retailers. We also have a direct response business that generates product sales. International sales account for approximately 45% of our total net sales, with the United Kingdom, Germany, France, Spain and Japan representing our largest markets. In Asia, our net sales consist primarily of pillows. Internationally, in addition to sales through our retail channel, we sell a significant amount of our products through the healthcare channel and third party distributors.

The International Sleep Products Association (ISPA) estimates that the United States wholesale market for mattresses and foundations in 2002 was approximately $4.8 billion. We believe the international mattress market is generally the same size as the domestic mattress market. The international market consists primarily of sales in Canada and Europe. According to ISPA, from 1991 to 2002 mattress unit sales grew in the United States at an average of approximately 500,000 units annually, with 21.5 million mattress units sold in the United States in 2002. We believe a similar number of mattress units were sold outside the United States in 2002. ISPA further estimates that approximately 20% of those mattress units were sold at retail price points greater than $1,000, which is the premium segment of the market we target. According to ISPA, the premium segment of the market grew in the United States at an annual rate of 32% in 2002, and is the fastest-growing segment of this market.

Most standard mattresses are made using innersprings and most innerspring mattresses are sold for under $1,000, primarily through retail furniture and bedding stores. Alternatives to standard and premium innerspring mattresses include visco-elastic and other foam mattresses, as well as airbeds and waterbeds. Four large manufacturers (Sealy Corporation, Serta, Inc., Simmons Company and The Spring Air Company) dominate the standard innerspring mattress market in the United States, accounting for approximately 60% of wholesale mattress dollar sales in 2001 according to Furniture/Today, a trade publication. The balance of the United States wholesale mattress market is fragmented, with a large number of other manufacturers, many of which operate primarily on a regional basis. Standard innerspring mattresses represent approximately 80% of the overall mattress market in the United States.

The medical community is also a large consumer of mattresses to furnish hospitals and nursing homes. In the United States, there are over 15,400 nursing homes with a total bed count in excess of 1.7 million. Medical facilities typically purchase twin mattresses with standard operating functions such as adjustable height and mechanisms to turn patients to prevent pressure ulcers (or bedsores). We believe demographic trends suggest that as the population ages, the healthcare market for mattresses will continue to grow.

Based on our market research, we estimate that the United States retail market for pillows is approximately $1.1 billion. The United States pillow market has a traditional and specialty segment. Traditional pillows are generally made of low cost foam or feathers, other than down. Specialty pillows include all alternatives to traditional pillows, including visco-elastic and other foam, sponge rubber and down. We estimate that specialty pillows accounted for approximately 27%, or $300.0 million, of retail sales in the United States in 1999. We believe the international pillow market is generally the same size as the domestic pillow market.

We believe we are the leading global manufacturer, marketer and distributor of visco-elastic foam mattresses and pillows, and we estimate we had an approximate 70% market share in 2002 in both the United States and internationally. We believe consumer demand for our premium products in the United States is being driven primarily by increased housing and home furnishing purchases by the baby boom generation, significant growth in our core demographic market as the baby boom generation ages, increased awareness of the health benefits of a better quality mattress, and shifting consumer preference from firmness to comfort. Our net sales of mattresses, including overlays, have increased from $79.3 million in 2000 to $156.0 million in 2002 (a 40.3% compound annual growth rate), and net sales of pillows have increased from $63.1 million in 2000 to $91.2 million in 2002 (a 20.3% compound annual growth rate). As consumers continue to prefer alternatives to standard innerspring mattresses, our products become more widely available and our brand gains broader consumer recognition, we expect that our premium products will continue to attract sales away from the standard mattress market.

Our principal executive office is located at 1713 Jaggie Fox Way, Lexington, Kentucky 40511 and our telephone number is (800) 878-8889. We were incorporated under the laws of the State of Delaware in September 2002.

Competitive Strengths

We believe we are well-positioned for continued growth in our target markets, and that the following competitive strengths differentiate us from our competitors:

•

Superior Product Offering.    Our proprietary visco-elastic foam mattresses and pillows contour to the body more naturally and provide better spinal alignment, reduced pressure points, greater relief of lower back and neck pain and better quality sleep than traditional bedding products. We believe the benefits of our products have become widely recognized, as evidenced by the more than 25,000 healthcare professionals who recommend our products, and the approval of one or more of our products for purchase or reimbursement by the government healthcare agencies in several European countries. Consumer surveys commissioned on our behalf over the last several years indicate that our products achieve satisfaction ratings generally ranging from 80% to 92%. Net sales of our mattresses, including overlays, have increased from $116.8 million in 2001 to $156.0 million in 2002, and net sales of our pillows have increased from $75.3 million in 2001 to $91.2 million in 2002. Further, we continue to leverage our unique and proprietary manufacturing process to develop new products and refine existing products to meet the changing demands and preferences of consumers. Our innovative products distinguish us from the major manufacturers of standard innerspring mattresses and traditional pillows in the United States, which we believe offer generally similar products and must compete primarily on price.

•	Increasing Global Brand Awareness. We believe consumers in the United States and internationally increasingly associate our brand name with premium quality products that enable better overall sleep. We sell our products in 54 countries primarily under the Tempur® and Tempur-Pedic® brands. Our Tempur brand has been in existence since 1991, and we believe its global recognition is reinforced by our high level of customer satisfaction. One of our products was recently ranked among the eight “best buys” of the mattress industry in the applicable price range by Consumers Digest, a recognition awarded to products that provide strong value to consumers. In addition, we believe our direct response business and associated multi-channel advertising in our domestic and international markets have enhanced awareness of our brand. We believe that our major competitors in the United States have limited brand awareness outside of the United States and our major international competitors have limited brand awareness outside of their respective regions.

•	Diversified Product Offerings Sold Globally Through Multiple Distribution Channels. We believe we have a highly-diversified, well-balanced business model, which provides us with a competitive advantage over our major competitors, which primarily sell standard innerspring mattresses or traditional pillows in the United States almost exclusively through retail furniture and bedding stores. In contrast, for the combined twelve months ended December 31, 2002, mattress, pillow and other product sales, primarily adjustable beds, represented 52%, 31% and 17%, respectively, of our net sales. For the combined twelve months ended December 31, 2002, our retail channel represented 60% of our net sales, with our direct, healthcare and third party distributor channels representing 19%, 14% and 7%, respectively. Domestic and International operations generated 55% and 45%, respectively, of net sales for the combined twelve months ended December 31, 2002.

•	Strong Financial Performance. Over the last several years, our highly-diversified, well-balanced business model has enabled us to achieve rapidly growing revenues and strong gross and operating margins, with low maintenance capital expenditure and working capital requirements. Further, our vertically-integrated operations generated an average of approximately $340,000 in net sales per employee in 2002, which is more than 1.5 times the average for three of the major bedding manufacturers in the United States. For the combined twelve months ended December 31, 2002, our gross margin was 50.3% on net sales of $298.0 million. Our strong financial performance gives us the flexibility to invest in our manufacturing operations, enhance our sales force and marketing, invest in information systems and recruit talented management and other personnel.

•	Significant Growth Opportunities. We believe our competitors in the United States standard innerspring mattress market have penetrated the majority of their addressable channels and, therefore, have limited growth opportunities in their core markets. In contrast, we have penetrated only a small percentage of our addressable market. For example, we currently sell our products in approximately 2,500 furniture retail stores in the United States, out of a total of approximately 9,000 stores we have identified as appropriate targets. Similarly, we currently sell our products in approximately 2,500 furniture retail stores outside the United States, out of a total of approximately 7,000 stores we have identified as appropriate targets. Furthermore, we have recently begun to expand our direct response business in our European markets, based on our similar, successful initiatives in the United States and in the United Kingdom, to reach a greater number of consumers and increase our brand awareness. In addition, we currently supply only a small percentage of the approximately 15,400 nursing homes and 5,000 hospitals in the United States (with approximately 2.7 million beds). As this healthcare market expands over time, we expect our growth potential in this market will also increase.

•	Management Team with Proven Track Record. Since launching our United States operations in 1992, Robert Trussell, Jr., has helped grow our company from its early stages into a global business with approximately $387.0 million in total net sales for the twelve months ended June 30, 2003. Furthermore, Mr. Trussell has assembled a highly experienced management team with significant sales, marketing, consumer products, manufacturing, accounting and treasury expertise. From 2000 to 2002, our management team has:

•	further penetrated the United States market, with net sales in our Domestic segment growing from $74.1 million in 2000 to $165.3 million in net sales for 2002;

•	achieved a compound annual sales growth rate of 36% from $162.0 million for our predecessor company for the year ended December 31, 2000 to $298.0 million for the combined twelve months ended December 31, 2002;

•	expanded our market share in the premium segment of the global mattress industry;

•	successfully developed and constructed a manufacturing facility in the United States; and

•	improved the efficiency of our product distribution network.

The management team and certain key employees currently own approximately 12.4% of our common equity on a fully-diluted as-converted basis, after giving effect to the vesting of all outstanding options.

Business Strategy

Our goal is to become the leading global manufacturer, marketer and distributor of premium mattresses and pillows by pursuing the following key initiatives:

•	Maintain Focus on Core Products. We believe we are the leading provider of visco-elastic foam mattresses and pillows, which we sell at attractive margins. We utilize a vertically-integrated, proprietary process to manufacture a comfortable, durable and high quality visco-elastic foam. Although this foam could be used in a number of different products, we are currently committed to maintaining our focus primarily on premium mattresses and pillows. We also plan to lead the industry in product innovation and sleep expertise by continuing to develop and market mattress and pillow products that enable better overall sleep and personalized comfort. This strategy has contributed to significant growth in net sales of both mattresses (40.2% compound annual growth rate) and pillows (20.3% compound annual growth rate) over the past three years. We believe our focused sales, marketing and product strategies will enable us to increase market share in the premium market, while maintaining our margins and our ability to generate free cash flow.

•	Continue to Build Global Brand Awareness. We plan to continue to invest in increasing our global brand awareness through targeted marketing and advertising campaigns that further associate our brand name with better overall sleep and premium quality products. We estimate that our current advertising campaign yields 2.7 billion consumer “impressions” per month via television, radio, magazines and newspapers. Our high level of customer satisfaction further drives brand awareness through “word-of-mouth” marketing. Consumer surveys commissioned on our behalf over the last several years indicate that our products achieve satisfaction ratings generally ranging from 80% to 92%.

•	Further Penetrate U.S. Retail Channel. In the United States, the retail sales division is our largest sales division. Of the over 33,000 retail stores in the United States selling mattresses, we have established a target market of over 9,000 potential stores. We plan to build and maintain our base of furniture retailers including Jordan’s Furniture, Art Van Furniture, Inc. and Haverty Furniture Companies, Inc. and specialty retailers including Brookstone, Relax the Back Corporation and Bed, Bath & Beyond Inc. We target retail stores that have significant sales volumes, experience marketing premium products and a corporate image that is consistent with our efforts to further build our brand awareness. In order to continue to penetrate this channel, we have increased our salesforce and have increased the number of personnel who train retail salespersons to sell our products more effectively. We believe we are able to more effectively attract and retain retailers because our premium products provide retailers with higher per unit profits than standard innerspring products.

•	Continue to Expand Internationally. We plan on to increase sales growth internationally by further penetrating each of our existing distribution channels. We plan to expand our direct response business, which has increased both sales and brand awareness in the United States. We have already successfully introduced this program to the United Kingdom, and we intend to expand this program to our operations elsewhere in Europe and in Asia. In addition, we are focused on managing our third party distributors, including hiring regional sales managers, establishing training programs and expanding distribution. We will continue to promote our operations in Japan, which now represents a significant portion of our international business. In addition, we intend to further enhance sales growth in our retail channel by attracting new retailers that meet our criteria and by expanding sales within our existing customers’ retail stores through the introduction of new mattress and pillow products tailored for specific markets, continued investment in our brand and ongoing sales and product training and education.

•	Increase Growth Capacity. We intend to continue to invest in our operating infrastructure to meet the requirements of our rapidly growing business. Currently, we manufacture our products in two highly automated, vertically-integrated facilities located in Aarup, Denmark and Duffield, Virginia. Over the past three years, we have invested more than $50.0 million to upgrade and expand these facilities. To accommodate our anticipated growth, we plan to invest an additional $75.0 to $100.0 million to increase productivity and expand manufacturing capacity during the next several years, including the development and construction of an additional manufacturing facility in North America. We also plan to continue to enhance our internal information technology systems and our product distribution network, as well as augment our personnel in management, sales, marketing and customer service.

TA Associates, Inc. and Friedman Fleischer & Lowe

Founded in 1968, TA Associates, Inc. (TA) is one of the largest and most experienced private equity firms in the world. Equipped with a $5.0 billion capital base and over 40 investment professionals in Massachusetts, California and London, TA has invested in more than 330 companies throughout its 35 year history. TA focuses its investments in growth companies in the consumer, technology, financial services, business services and healthcare industries.

Friedman Fleischer & Lowe, LLC (FFL) is a San Francisco-based private equity firm specializing in value-added investing. FFL’s principals have invested approximately $2.0 billion in more than 50 companies over the past 20 years across many industry sectors. The principals have over 90 years of combined experience as investors, senior operating executives and advisors.

The Acquisition of Our Business

In November 2002, TA and FFL formed TWI Holdings to purchase Tempur World, Inc. for approximately $350 million plus a deferred earn-out payment of approximately $40.0 million. TWI Holdings funded that purchase and related transaction fees and expenses using $150.0 million of senior bank financing, $50.0 million in mezzanine debt financing and a cash and non-cash equity contribution from our owners of approximately $161.0 million. Collectively, TA and FFL currently own 79.8% of our fully diluted common stock, after giving effect to the vesting of all outstanding options, and our management and employees and certain third party investors own the balance. We refer to this acquisition of Tempur World as the “Tempur acquisition.”

The Recapitalization

In August 2003, we completed a recapitalization consisting of the following transactions:

•	TWI and certain of our domestic and foreign subsidiaries entered into amended and restated senior credit facilities providing for borrowings in an aggregate principal amount of up to $270.0 million, including term loan A facilities of $95.0 million, a term loan B facility of $135.0 million and revolving credit facilities providing for borrowings of up to $40.0 million. We refer to these facilities in this prospectus as the amended senior credit facilities.

•	Tempur-Pedic, Inc. and Tempur Production USA, Inc., indirect wholly-owned subsidiaries of TWI, issued $150.0 million aggregate principal amount of 10¼% Senior Subordinated Notes due 2010. We refer to these notes in this prospectus as the senior subordinated notes.

•	We repaid all of the outstanding borrowings under our then existing mezzanine debt facility and terminated that facility.

•	We paid approximately $40.0 million in satisfaction in full of the earn-out payment payable in connection with the Tempur acquisition.

•	TWI Holdings distributed approximately $160.0 million to its equityholders.

Our Structure

Tempur-Pedic, Inc. and Tempur Production USA, Inc. are indirect wholly-owned subsidiaries of TWI Holdings that, directly or through subsidiaries, operate all of our business in the United States and certain portions of our business in Canada and Mexico. All of our business operations in the rest of the world are conducted by foreign subsidiaries owned by Tempur World Holdings S.L., an indirect wholly-owned subsidiary of TWI Holdings. Set forth below is a chart showing our structure:

(1)	TWI Holdings owns a 1% interest in one foreign subsidiary and a 10% interest in another foreign subsidiary. Tempur World Holdings, Inc. owns directly or indirectly all other capital stock in the foreign subsidiaries.

The Offering

Common stock offered by TWI Holdings in this offering	shares

Common stock offered by selling stockholders in this offering	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use the proceeds we receive from this offering to repay outstanding debt. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Proposed New York Stock Exchange symbol	“ ”

The number of shares of our common stock that will be outstanding after this offering is based on the number of shares outstanding as of             , and unless otherwise indicated herein, assumes the conversion of all outstanding shares of our convertible preferred stock and our convertible common stock into common stock on a one-for-one basis, and excludes:

•	shares of our common stock issuable upon the exercise of stock options outstanding as of at an exercise price of $ per share, of which options to purchase shares of our common stock were then exercisable;

•	shares of our common stock issuable upon the exercise of warrants to purchase common stock at an exercise price of $ per share; and

•	shares of our common stock reserved for future grant under our 2003 Stock Incentive Plan.

Unless specifically stated otherwise, the information in this prospectus:

•	assumes no exercise of the underwriters’ over-allotment option;

•	assumes an initial public offering price of $ per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus;

•	reflects the automatic conversion of all shares of our convertible preferred stock and convertible common stock into shares of our common stock upon the completion of this offering;

•	gives effect to a -for-one stock split of our common stock which will occur immediately prior to the closing of the offering; and

•	reflects the filing, prior to the completion of this offering, of our restated certificate of incorporation, referred to in this prospectus as our certificate of incorporation, and the adoption of our amended and restated by-laws, referred to in this prospectus as our by-laws, implementing the provisions described under “Description of Capital Stock.”

Tempur®, Tempur-Pedic®, Tempur-Med®, Swedish Sleep System®, Airflow System™ and Dual Airflow System™ are our trademarks, trade names and service marks. All other trademarks, trade names and service marks used in this prospectus are the property of their respective owners.

Unaudited Summary and Historical Pro Forma Condensed Consolidated Financial

and Operating Data

Our predecessor company for the period from January 1, 2000 to October 31, 2002 is Tempur World, Inc. We completed the Tempur acquisition (which was accounted for using the purchase method of accounting) as of November 1, 2002. As a result of adjustments to the carrying value of assets and liabilities pursuant to the Tempur acquisition, the financial position and results of operations for periods subsequent to the Tempur acquisition are not comparable to those of our predecessor company.

The following table sets forth our summary historical and unaudited pro forma condensed consolidated financial and operating data for the periods indicated. We have derived the statement of operations and balance sheet data for our predecessor company as of and for the years ended December 31, 2000 and 2001 and the ten months ended October 31, 2002 from our predecessor company’s audited financial statements. We have derived our statements of operations and balance sheet data as of and for the two months ended December 31, 2002 from our audited financial statements. We have derived the statement of operations data for the six months ended  June 30, 2002 from our predecessor company’s unaudited condensed consolidated interim financial statements. We have derived the statement of operations and balance sheet data as of and for the six month period ended  June 30, 2003 from our unaudited condensed consolidated interim financial statements. In the opinion of management, such unaudited condensed consolidated interim financial statements have been prepared on a basis consistent with our audited financial statements for the two months ended December 31, 2002 and include all adjustments, which are normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the interim period. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year or any future period. Our predecessor company’s financial statements as of and for the years ended December 31, 2000 and 2001 and the ten months ended October 31, 2002, its unaudited condensed consolidated interim statements of operations and cash flows for the six months ended June 30, 2002 and our financial statements for the two months ended December 31, 2002 and our unaudited condensed consolidated interim financial statements as of and for the six months ended  June 30, 2003 are included elsewhere in this prospectus.

The summary unaudited pro forma financial data for the twelve months ended June 30, 2003 has been prepared to give pro forma effect to the Tempur acquisition and to the recapitalization as if they had occurred on July 1, 2002. The unaudited pro forma balance sheet data as of June 30, 2003 has been adjusted to give effect to the recapitalization as if it occurred on June 30, 2003. The summary unaudited pro forma as adjusted financial data for the twelve months ended June 30, 2003 has been prepared to give effect to the offering as if it had occurred on July 1, 2002. The summary unaudited pro forma as adjusted balance sheet data as of June 30, 2003 has been adjusted to give effect to the offering as if it had occurred on June 30, 2003. The summary unaudited pro forma and pro forma as adjusted financial data is for informational purposes only and should not be considered indicative of actual results that would have been achieved had the Tempur acquisition, the recapitalization or the offering actually been consummated on the date indicated and do not purport to indicate balance sheet data or results of operations for any future period. The following data should be read in conjunction with “Unaudited Pro Forma Financial Information,” “Selected Historical Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our predecessor company’s financial statements and related notes thereto included elsewhere in this prospectus.

	Predecessor			TWI Holdings		Combined	Predecessor	TWI Holdings
	Year ended December 31,		Period from January 1, 2002 to October 31, 2002	Period from November 1, 2002 to December 31, 2002		Twelve Months ended December 31, 2002	Six Months ended June 30, 2002	Six Months ended June 30, 2003		Pro forma Twelve Months ended June 30, 2003(1)	Pro forma As Adjusted Twelve Months ended June 30, 2003(2)
	2000	2001
						(unaudited)	(unaudited)	(unaudited)		(unaudited)	(unaudited)
($ in thousands except per share data)
Statement of Operations Data:
Net sales	$161,969	$221,514	$237,314		$60,644	$297,958	$129,809		$218,804	$386,954	$
Cost of sales	89,450	107,569	110,228		37,811	148,039	61,894		98,635	185,776

Gross profit	72,519	113,945	127,086		22,833	149,919	67,915		120,169	201,178
Operating expenses	50,081	83,574	86,693		23,174	109,867	48,828		69,017	130,771

Operating income/(loss)	22,438	30,371	40,393		(341)	40,052	19,087		51,152	70,407
Net interest expense	2,225	6,555	6,292		2,955	9,247	3,680		8,161	29,361
Other (income)/expense	947	316	1,724		(1,331)	393	183		505	714

Income/(loss) before income taxes	19,266	23,500	32,377		(1,965)	30,412	15,224		42,486	40,332
Income taxes	6,688	11,643	12,436		889	13,325	7,274		15,739	15,027

Net income/(loss)	$12,578	$11,857	$19,941		$(2,854)	$17,087	$7,950		$26,747	$25,305	$
Preferred stock dividend	—	345	1,238		1,958	3,196	718		5,810	8,288

Net income/(loss) available to common stockholders	$12,578	$11,512	$18,703		$(4,812)	$13,891	$7,232		$20,937	$17,077	$

Net income/(loss) per share(3)
Basic				$				$			$
Diluted				$				$			$
Weighted average shares (in thousands)
Basic
Diluted

Balance Sheet Data (at end of period):
Cash and cash equivalents	$10,572	$7,538	$6,380		$12,654		$3,155		$7,984	$7,984	$
Total assets	144,305	176,841	199,641		448,494		189,195		510,598	512,959
Total debt	71,164	106,023	89,050		198,352		90,826		178,102	391,789
Redeemable preferred stock	—	11,715	15,331		—		14,809		—	—
Total stockholders’ equity	$38,237	$16,694	$39,895		$151,999		$30,673		$180,576	$8,859	$

Other Financial and Operating Data:
Adjusted EBITDA(4)	$38,948	$40,422	$50,776		$12,103	$62,879	$25,063		$59,385	$97,202	$
Adjusted EBITDA margin(5)	24.1%	18.3%	21.4%		20.0%	21.1%	19.3%		27.1%	25.1%	%
Depreciation and amortization	$6,002	$10,051	$10,383		$2,664	$13,047	$5,976		$8,233	$16,020	$
Net cash provided by operating activities	$1,125	$19,716	$22,706		$12,385	$35,091	$10,024		$22,959	$38,163	$
Capital expenditures	$27,418	$35,241	$9,175		$1,961	$11,136	$4,835		$6,744	$13,045	$
Number of pillows sold	1,717,476	1,819,993	1,528,608		407,476	1,936,084	860,918		1,455,435	2,530,601
Number of mattresses sold	173,338	212,695	218,656		50,564	269,220	124,104		180,125	325,241

(1)	The summary unaudited pro forma financial data give effect to the Tempur acquisition, which occurred on November 1, 2002, and the recapitalization, which occurred in August 2003.
(2)	The summary unaudited pro forma as adjusted financial data give effect to the offering.
(3)	Pre-predecessor company and predecessor company net income/(loss) per share have been omitted as such information is not considered meaningful due to the change in capital structure that occurred with the Tempur acquisition.
(4)

EBITDA is defined as operating income plus depreciation and amortization. We consider EBITDA a measure of our liquidity. Management uses this measure as an indicator of cash generated from operating activities. Further, it provides management with a consistent measurement tool for evaluating the operating financial performance under GAAP and may not be comparable to similarly captioned information reported by other companies. In addition, it does not replace net income, operating income or cash flow provided by operating activities as indicators of operating performance. Management believes the most directly comparable GAAP financial measure is “net cash provided by operating activities” presented in the Consolidated Statement of Cash Flows. EBITDA is reconciled directly to net cash provided by operating activities as follows:

	Predecessor			TWI Holdings	Combined	Predecessor	TWI Holdings
	Year ended December 31,		Period from January 1, 2002 to October 31, 2002	Period from November 1, 2002 to December 31, 2002	Twelve Months ended December 31, 2002	Six Months ended June 30, 2002	Six Months ended June 30, 2003	Pro forma Twelve Months ended June 30, 2003	Pro forma As Adjusted Twelve Months ended June 30, 2003
	2000	2001
					(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
($ in thousands)
EBITDA	$28,440	$40,422	$50,776	$2,323	$53,099	$25,063	$59,385	$86,427	$
Depreciation and amortization	(6,002)	(10,051)	(10,383)	(2,664)	(13,047)	(5,976)	(8,233)	(16,020)
Net interest expense	(2,225)	(6,555)	(6,292)	(2,955)	(9,247)	(3,680)	(8,161)	(29,361)
Provision for income taxes	(6,688)	(11,643)	(12,436)	(889)	(13,325)	(7,274)	(15,739)	(15,027)
Other income/(expense), net	(947)	(316)	(1,724)	1,331	(393)	(183)	(505)	(714)

Net income/ (loss)	12,578	11,857	19,941	(2,854)	17,087	7,950	26,747	25,305

Depreciation and amortization	6,002	10,051	10,383	2,664	13,047	5,976	8,233	16,020
(Gain)/loss on sale or disposal of property, plant and equipment	203	(53)	268	233	501	533	(206)	(238)
Change in working capital and other, net	(17,658)	(2,139)	(7,886)	12,342	4,456	(4,435)	(11,815)	(2,924)

Net cash provided by operating activities	$1,125	$19,716	$22,706	$12,385	$35,091	$10,024	$22,959	$38,163	$

Adjusted EBITDA is defined as EBITDA plus certain items that we believe are not indicative of our future operating performance. Adjusted EBITDA is not a measurement of financial performance under GAAP or a measure of our liquidity and may not be comparable to similarly captioned information reported by other companies. In addition, it does not replace net income, operating income or cash flow provided by operating activities as indicators of operating performance. We believe Adjusted EBITDA provides a useful indicator of levels of our financial performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Moreover, the amended senior credit facilities and indenture contain covenants in which Adjusted EBITDA is used as a measure of financial performance and, accordingly, we believe this information will be useful to investors. Adjusted EBITDA for the twelve months ended December 31, 2000 excludes $10.5 million in charges related to the termination of our license agreement on December 31, 2000. Adjusted EBITDA for the combined twelve months ended December 31, 2002 excludes $9.8 million in charges related to a purchase accounting adjustment to our inventory. Pro forma Adjusted EBITDA for the twelve months ended June 30, 2003 excludes $10.8 million in charges related to a purchase accounting adjustment to our inventory, calculated as if the Tempur acquisition had occurred as of July 1, 2002. Adjusted EBITDA is reconciled directly to EBITDA as follows:

	Predecessor			TWI Holdings	Combined	Predecessor	TWI Holdings
	Year ended December 31,		Period from January 1, 2002 to October 31, 2002	Period from November 1, 2002 to December 31, 2002	Twelve Months ended December 31, 2002	Six Months ended June 30, 2002	Six Months ended June 30, 2003	Pro forma Twelve Months ended June 30, 2003	Pro forma As Adjusted Twelve Months ended June 30, 2003
	2000	2001
					(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
($ in thousands)
EBITDA	$28,440	$40,422	$50,776	$2,323	$53,099	$25,063	$59,385	$86,427	$
License agreement terminated on December 31, 2000	10,508	—	—	—	—	—	—	—
Purchase accounting adjustment to inventory	—	—	—	9,780	9,780	—	—	10,775

Adjusted EBITDA	$38,948	$40,422	$50,776	$12,103	$62,879	$25,063	$59,385	$97,202	$

(5)	Adjusted EBITDA margin is the ratio of Adjusted EBITDA to total net sales.

RISK FACTORS

You should carefully consider the risks described below, as well as other information and data included in this prospectus, before deciding whether to invest in shares of our common stock. The risks described below may not be the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations, which may result in your loss of all or part of your original investment.

Risks Related to Our Business

The mattress and pillow industries are highly competitive.

Participants in the mattress and pillow industries compete primarily on price, quality, brand name recognition, product availability and product performance. Our premium mattresses compete with a number of different types of mattress alternatives, including standard innerspring mattresses, other foam mattresses, waterbeds, futons, air beds and other air-supported mattresses. These alternative products are sold through a variety of channels, including furniture stores, specialty bedding stores, department stores, mass merchants, wholesale clubs, telemarketing programs, television infomercials and catalogs.

Many of our competitors have greater financial, marketing and manufacturing resources and better brand name recognition than our brand, and sell their products through broader and more established distribution channels. In addition, we believe that a number of our significant competitors now offer foam mattress products similar to our visco-elastic foam mattresses and pillows. There can be no assurance that these competitors or any other mattress manufacturers will not aggressively pursue the visco-elastic foam mattress market. Any such competition by established manufacturers or new entrants into the market could have a material adverse effect on our business, financial condition and operating results. In addition, should any of our competitors reduce prices on premium mattress products, we may be required to implement price reductions in order to remain competitive, which could have a material adverse effect on our sales, financial condition and operating results. The pillow industry is characterized by a large number of competitors, none of which is dominant, but many of which have greater resources than us and greater brand name recognition for their products than us.

We may be unable to effectively manage our growth.

We have grown rapidly, with our net sales increasing from approximately $162.0 million in 2000 to approximately $298.0 million for the combined twelve months ended December 31, 2002. Our growth has placed, and will continue to place, a strain on our management, production, product distribution network, information systems and other resources. To manage growth effectively, we must:

•	significantly increase the volume of products manufactured at our manufacturing facilities;

•	continue to enhance our operational, financial and management systems, including our database management, tracking of inquiries, inventory control and product distribution network; and

•	expand, train and manage our employee base.

We may not be able to effectively manage this expansion in any one or more of these areas, and any failure to do so could significantly harm our business, financial condition and operating results. In addition, several members of our senior management team have been hired since 2001, and, as a result, our management team has not worked together as a group for a significant amount of time.

We may be unable to sustain growth or profitability.

Our ability to service our increased level of indebtedness depends to a significant extent on our ability to grow our business while maintaining profitability. We may not be able to sustain growth or profitability on a quarterly or annual basis in future periods. There is a limit to the extent to which we can effectively grow in our current business model and we do not know whether we are at or near that limit. Further, our future growth and profitability will depend upon a number of factors, including without limitation:

•	the level of competition in the mattress and pillow industry;

•	our ability to continue to successfully execute our strategic initiatives and growth strategy;

•	our ability to effectively sell our products through our distribution channels in volumes sufficient to drive growth and leverage our cost structure and advertising spending;

•	our ability to continuously improve our products to offer new and enhanced consumer benefits, better quality and reduced costs;

•	our ability to maintain efficient, timely and cost-effective production and delivery of our products;

•	the efficiency and effectiveness of our advertising campaign and other marketing programs in building product and brand awareness, driving traffic to our distribution channels and increasing sales;

•	our ability to successfully identify and respond to emerging trends in the mattress and pillow industry;

•	the level of consumer acceptance of our products; and

•	general economic conditions and consumer confidence, which affect discretionary spending levels for premium items such as our products.

We may not be successful in executing our growth strategy and even if we achieve our strategic plan, we may not be able to sustain profitability. Failure to successfully execute any material part of our strategic plan or growth strategy could significantly harm our business, financial condition and operating results.

An increase in our return rates or an inadequacy in our warranty reserves could have a material adverse effect on our business, financial condition and operating results.

Part of our domestic marketing and advertising strategy in certain domestic channels focuses on providing a 90-day money back guarantee under which customers may return their mattress and obtain a refund of the purchase price. For the six months ended June 30, 2003, in the United States, we had approximately $13.7 million in returns for a return rate of approximately 11.0%. As we expand our sales, there can be no assurance that our return rates will remain within our historical levels. An increase in return rates could have a material adverse effect on our business, financial condition and operating results. We also currently provide our customers with a limited 20-year warranty on mattresses sold in the United States and a limited 15-year warranty on mattresses sold outside of the United States. However, as we have only been selling mattresses in significant quantities since 1992, and have released new products in recent years, many are fairly early in their product life cycles. Because our products have not been in use by our customers for the full warranty period, we rely on the combination of historical experience and product testing for the development of our estimate for warranty claims. Our estimate of warranty claims could be adversely affected if our historical experience ultimately proves to be greater than the performance of the product in our product testing. However, we cannot predict with certainty what our warranty experience will be with respect to these products. In addition, there can be no assurance that our warranty reserves will be adequate to cover future warranty claims, and their inadequacy could have a material adverse effect on our business, financial condition and operating results.

We may face exposure to product liability.

We face an inherent business risk of exposure to product liability claims if the use of any of our products results in personal injury or property damage. In the event that any of our products prove to be defective, we may be required to recall or redesign those products. We maintain insurance against product liability claims, but there can be no assurance that such coverage will continue to be available on terms acceptable to us or that such coverage will be adequate for liabilities actually incurred. A successful claim brought against us in excess of available insurance coverage, or any claim or product recall that results in significant adverse publicity against us, may have a material adverse effect on our business.

Regulatory requirements may have a material adverse effect on our business, financial condition or operating results.

Our products and our marketing and advertising programs are and will continue to be subject to regulation in the United States by various federal, state and local regulatory authorities, including the Federal Trade Commission and the U.S. Food and Drug Administration. In addition, other governments and agencies in other jurisdictions regulate the sale and distribution of our products. Compliance with these regulations may have an adverse effect on our business. For example, compliance with anticipated changes in fire resistance laws may be costly and could have an adverse impact on the performance of our products. The U.S. Consumer Product Safety Commission and various state regulatory agencies are considering new rules relating to fire retardancy standards for the mattress and pillow industry. The State of California plans to adopt, proposed to be effective in 2005, new fire retardancy standards that have yet to be fully defined. If adopted, such new rules may adversely affect our costs, manufacturing processes and materials. We are developing product solutions that are intended to enable us to meet the new standards. Because the new standards have not been finally determined, however, no assurance can be given that our solutions will enable us to meet the new standards. We expect that any required product modifications will add cost to our product. Many foreign jurisdictions also regulate fire retardancy standards, and changes to these standards and changes in our products that require compliance with additional standards would raise similar risks.

There can be no assurance that our marketing and advertising practices will not be the subject of proceedings before regulatory authorities or the subject of claims by other parties. In addition, we are subject to federal, state and local laws and regulations relating to pollution, environmental protection and occupational health and safety. There can be no assurance that we are at all times in complete compliance with all such requirements. We have made and will continue to make capital and other expenditures to comply with environmental and health and safety requirements. If a release of hazardous substances occurs on or from our properties or any associated offsite disposal location, or if contamination from prior activities is discovered at any of our properties, we may be held liable and the amount of such liability could be material.

Our involvement in a government investigation and associated litigation or proceedings relating to any allegations of the possibility of price fixing in the mattress industry could increase our costs or otherwise adversely affect our operations.

On July 29, 2003, we were served with a Civil Investigative Demand from the office of the Attorney General of the State of Texas in connection with that office’s investigation into “the possibility of price fixing in the mattress industry.” In connection with the investigation, we have been asked to produce certain documents that may be relevant to the investigation and to respond to written interrogatories. The demand seeks, among other things, documents relating to the retail pricing of our products, including retail pricing policies and correspondence with retail accounts. We are unable to predict the scope or possible outcome of the investigation or to quantify its potential impact on our business or operations. If the investigation were to become protracted or wide-ranging with respect to us, our efforts to respond could force us to divert management resources and incur significant unanticipated costs. If the investigation resulted in a charge that our pricing practices or policies were in violation of applicable antitrust regulations, we could be subject to significant additional costs of defending such charges in a variety of venues and, ultimately, if there were an adjudication that we were in violation of Texas or other antitrust laws, there could be an imposition of damages for persons injured, as well as injunctive relief. Any of the foregoing could disrupt our operations and have a material adverse effect on our business, results of operations and financial condition.

Our product development and enhancements may not be successful.

Our growth and future success will depend, in part, upon our ability to enhance our existing products and to develop and market new products on a timely basis that respond to customer needs and achieve market acceptance. There can be no assurance that we will be successful in developing or marketing enhanced or new products, or that any such products will be accepted by the market.

We are dependent on our significant customers.

Our top five customers, collectively, accounted for 24.4% of our net sales for the combined twelve months ended December 31, 2002. During this period, our largest customer, Brookstone Company, Inc., accounted for 10.1% of our net sales. Many of our customer arrangements, including the one with Brookstone, are by purchase order or are terminable at will at the option of either party. A substantial decrease or interruption in business from our significant customers could result in write-offs or in the loss of future business and could have a material adverse effect on our business, financial condition or results of operations.

In the future, retailers may consolidate, undergo restructurings or reorganizations, or realign their affiliations, any of which could decrease the number of stores that carry our products or increase the ownership concentration in the retail industry. Some of these retailers may decide to carry only a limited number of brands of mattress products, which could affect our ability to sell our products to them on favorable terms, if at all, and could have a material adverse effect on our business, financial condition or results of operations.

We are subject to the possible loss of our third party distributor arrangements and disruption in product distribution in markets not reached by our wholly-owned subsidiaries.

We have third party distributor arrangements in the Asia/Pacific, Middle East, Eastern Europe, Central and South America, Canada and Mexico markets not reached by our wholly-owned subsidiaries. Most of these arrangements provide for exclusive rights for such distributors in a designated territory. If our third party distributors were to cease distributing our products, sales of our products would be adversely affected. We cannot assure you that we would be able to find replacement third party distributors on favorable terms or at all. In addition, under the laws of the applicable countries, we could have difficulty terminating these third party distributor arrangements even if such termination were in our best interests.

Our advertising expenditures may not result in increased sales or generate the levels of product and brand name awareness we desire and we may not be able to manage our advertising expenditures on a cost-effective basis.

A significant component of our marketing strategy involves the use of direct marketing to generate sales. Future growth and profitability will depend in part on the effectiveness and efficiency of our advertising expenditures, including our ability to:

•	create greater awareness of our products and brand name;

•	determine the appropriate creative message and media mix for future advertising expenditures;

•	effectively manage advertising costs, including creative and media, to maintain acceptable costs per inquiry, costs per order and operating margins; and

•	convert inquiries into actual orders.

No assurance can be given that our advertising expenditures will result in increased sales or will generate sufficient levels of product and brand name awareness or that we will be able to manage such advertising expenditures on a cost effective basis.

Our ability to compete effectively depends on our ability to protect our trade secrets and maintain our trademarks, patents and other intellectual property.

We rely on trade secrets to protect the design, technology and function of our visco-elastic foam and our products. To date, we have not sought United States or international patent protection for our principal product formula and manufacturing processes. Accordingly, no assurance can be given that we will be able to prevent others from developing visco-elastic foam and products that are similar to or competitive with our products. Our ability to compete effectively with other companies also depends, to a significant extent, on our ability to maintain the proprietary nature of our owned and licensed intellectual property. We own several patents on aspects of our products and have patent applications pending on aspects of our manufacturing processes. However, the principal product formula and manufacturing processes for our visco-elastic foam and our products are not patented. We own eight United States patents, and we have 10 United States patent applications pending. Further, we own approximately thirty-two foreign patents, and we have approximately fifteen foreign patent applications pending. In addition, we hold approximately 86 trademark registrations worldwide. We own United States and foreign registered trade names and service marks and have applications for the registration of trade names and service marks pending domestically and abroad. We also license certain intellectual property rights from third parties.

Although our trademarks are currently registered in the United States and registered or pending in thirty foreign countries, there can be no assurance that our trademarks cannot and will not be circumvented, or do not or will not violate the proprietary rights of others, or that we would not be prevented from using our trademarks if challenged. A challenge to our use of our trademarks could result in a negative ruling regarding our use of our trademarks, their validity or their enforceability, or could prove expensive and time consuming in terms of legal costs and time spent defending against it. Either situation could have a material adverse effect on our financial condition or results of operations. In addition, there can be no assurance that we will have the financial resources necessary to enforce or defend our trademarks. Furthermore, there can be no assurance as to the degree of protection offered by our patents or the likelihood that patents will be issued for pending patent applications. It is also possible that others could bring claims of infringement against us, as our principal product formula and manufacturing processes are not patented, and that any licenses protecting our intellectual property could be terminated. If we were unable to maintain the proprietary nature of our intellectual property and our significant current or proposed products, our financial condition or results of operations could be materially adversely affected.

In addition, the laws of certain foreign countries may not protect our intellectual property rights and confidential information to the same extent as the laws of the United States or the European Union. There can be no assurance that third parties, including competitors, will not assert intellectual property infringement or invalidity claims against us or that, if asserted, such claims will not be upheld. Intellectual property litigation, which could result in substantial cost to and diversion of effort by us, may be necessary to protect our trade secrets or proprietary technology or for us to defend against claimed infringement of the rights of others and to determine the scope and validity of others’ proprietary rights. There can be no assurance that we would prevail in any such litigation or that, if we are unsuccessful, we would be able to obtain any necessary licenses on reasonable terms or at all.

We are subject to fluctuations in the cost of raw materials, the possible loss of suppliers and disruptions in the supply of our raw materials.

The major raw materials that we purchase for production are polyol, an industrial commodity based on petroleum, and proprietary additives. The price and availability of these raw materials are subject to market conditions affecting supply and demand. Our financial condition or results of operations may be materially and adversely affected by increases in raw material costs to the extent we are unable to pass those higher costs to our customers.

We currently obtain all of the materials used to produce our visco-elastic foam from outside sources. We currently acquire almost all of our polyol from one supplier. If we were unable to obtain polyol from this supplier, we would have to obtain polyol from another supplier. We cannot assure you that any substitute arrangements for polyol would be on terms as favorable to us. We purchase proprietary additives from a number of vendors, including one from whom we are obligated to purchase minimum quantities. We cannot assure you that we would be able to prevent an interruption of production if any supplier were to discontinue supplying us for any reason. We maintain relatively small supplies of our raw materials on-site, and any disruption in the on-going shipment of supplies to us could interrupt production of our products and have a material adverse effect on our business, financial condition or results of operations. In addition, we outsource much of the sewing and cutting of our mattress and pillow covers to Poland and the Ukraine. If we were no longer able to outsource this labor, we could be forced to source it elsewhere at a higher cost. To the extent we were unable to pass those higher costs to our customers, those costs could reduce our operating margins and profits. Even if we were able to pass these on to customers, the price increase could reduce the growth of our sales and adversely affect our revenues.

We produce all of our products in two manufacturing facilities, and unexpected equipment failures, delays in deliveries or catastrophic loss may lead to production curtailments or shutdowns.

We manufacture all of our products at our two facilities in Aarup, Denmark and Duffield, Virginia. An interruption in production capabilities at these plants as a result of equipment failure could result in our inability to produce our products, which would reduce our sales and earnings for the affected period. In addition, we generally deliver our products only after receiving the order from the customer or the retailer and thus do not hold large inventories. In the event of a stoppage in production at either of our manufacturing facilities, even if only temporary, or if we experience delays as a result of events that are beyond our control, delivery times could be severely affected. For example, our third party carrier could potentially be unable to deliver our products within acceptable time periods due to a labor strike or other disturbance in its business. Any significant delay in deliveries to our customers could lead to increased returns or cancellations and cause us to lose future sales. Any increase in freight charges could increase our costs of doing business and harm our profitability. Although we have introduced new distribution programs to increase our ability to deliver products on a timely basis, there can be no assurance that our efforts will be successful. Our manufacturing facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. We may in the future experience material plant shutdowns or periods of reduced production as a result of equipment failure, delays in deliveries or catastrophic loss.

We may be adversely affected by fluctuations in exchange rates.

Approximately 43.2% of our net sales were received or denominated in foreign currency for the six months ended June 30, 2003. As a result, we are exposed to foreign currency exchange rate risk, primarily with respect to changes in value of certain foreign currency denominated assets and liabilities of our Denmark manufacturing operations. Although we have in the past entered into hedging transactions to manage this risk and expect that we will continue to do so in the future, the hedging transactions may not succeed in managing our foreign currency exchange rate risk. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Foreign Currency Exposures.”

For the purposes of financial reporting, any change in the value of foreign currency against the United States Dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any United States Dollar-denominated debt into such foreign currency. We do not enter into hedging transactions to hedge this risk. Consequently, our reported earnings and financial position debt could fluctuate materially as a result of foreign exchange gains or losses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Foreign Currency Exposures.”

We are subject to risks arising from our international operations.

We currently conduct international operations in 15 countries directly and in 39 additional countries through distributors, and we may pursue additional international opportunities. We generated approximately 43.2% of our net sales from non-U.S. operations during the first six months of 2003, and international suppliers provided a significant portion of our manufacturing material during this period. Our international operations are subject to the customary risks of operating in an international environment, including the potential imposition of trade or foreign exchange restrictions, tariff and other tax increases, fluctuations in exchange rates, inflation and unstable political situations, the potential unavailability of intellectual property protection and labor issues.

A deterioration in labor relations could have a material effect on our business.

As of September 30, 2003, we had approximately 1,000 full-time employees, with approximately 400 in the United States, 300 in Denmark and 300 in the rest of the world. The employees in Denmark are under a government labor union contract but those in the United States are not. Any significant increase in labor costs, deterioration of employee relations, slowdowns or work stoppages at any of our locations, whether due to union activities, employee turnover or otherwise, could have a material adverse effect on our business, financial condition and results of operation.

The loss of the services of any members of our senior management team could adversely affect our business.

We depend on the continued services of our senior management team. The loss of such key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our leverage limits our flexibility and increases our risk of default.

As of June 30, 2003, after giving effect to the recapitalization, the book value of our long-term debt was $389.4 million, and our stockholders’ equity was $8.9 million. Our high degree of leverage could have important consequences to you, such as:

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we compete and increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain in the future additional financing we may need to fund future working capital, capital expenditures, product development, acquisitions or other corporate requirements;

•	requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, which will reduce the availability of cash flow to fund working capital, capital expenditures, product development, acquisitions and other corporate requirements; and

•	placing us at a competitive disadvantage compared to competitors who are less leveraged and have greater financial and other resources.

In addition, the instruments governing our debt contain financial and other restrictive covenants, which limit our operating flexibility and could prevent us from taking advantage of business opportunities. In addition, our failure to comply with these covenants may result in an event of default. If such event of default is not cured or waived, we may suffer adverse effects on our operations, business or financial condition, including acceleration of our debt.

Our ability to meet our debt obligations and to reduce our indebtedness will depend on our future performance, which depends partly on general economic conditions and financial, business, political and other factors that are beyond our control. We cannot assure you that we will continue to generate cash flow from operations at or above current levels, that we will be able to meet our cash interest payments on all of our debt and our other liquidity needs. If our cash flow and capital resources are insufficient to allow us to make scheduled payments on the senior subordinated notes or our other debt, we may have to sell assets, seek additional capital or restructure or refinance our debt. We cannot assure you that we will be able to pay or refinance our debt on acceptable terms or at all. Our ability to refinance all or a portion of our debt or to obtain additional financing is substantially limited under the terms of the indenture governing the senior subordinated notes and the amended senior credit facilities. Under the terms of our debt instruments, we and our subsidiaries may be able to incur substantial additional indebtedness in the future, which would exacerbate the risks associated with our substantial leverage.

If our business plans change or if general economic, financial or political conditions in any of our markets or competitive practices in our industry change materially from those currently prevailing or from those now anticipated, or if other presently unexpected circumstances arise that have a material effect on the cash flow or profitability of our business, the anticipated cash needs of our business as well as the conclusions as to the adequacy of the available sources could change significantly. Any of these events or circumstances could involve significant additional funding needs in excess of the identified currently available sources, and could require us to raise additional capital to meet those needs. However, our ability to raise additional capital, if necessary, is subject to a variety of additional factors that we cannot presently predict with certainty, including the commercial success of our operations, the volatility and demand of the capital and lending markets and the future market prices of our securities.

Risks Related to this Offering

There may not be an active, liquid trading market for our common stock.

Prior to this offering, there has been no public market for our common stock. An active, liquid trading market for our common stock may not develop or be maintained following this offering. As a result, you may not be able to sell your shares of our common stock quickly or at the market price. The initial public offering price of our common stock was determined by negotiation between us and representatives of the underwriters based upon a number of factors and may not be indicative of prices that will prevail following the completion of this offering. The market price of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial offering price.

Our stock price will likely be volatile, your investment could decline in value, and we may incur significant costs from class action litigation.

The trading price of our common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•	actual or anticipated variations in our quarterly operating results, including those resulting from seasonal variations in our business;

•	introductions or announcements of technological innovations or new products by us or our competitors;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and our ability to patent our products and technologies;

•	changes in our financial estimates by securities analysts;

•	conditions or trends in the specialty bedding industry;

•	additions or departures of key personnel;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	regulatory developments in the United States and abroad; and

•	economic and political factors.

In addition, the stock market in general has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to operating performance. These broad market factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in potential liabilities, substantial costs, and the diversion of our management’s attention and resources, regardless of the outcome.

Future sales of our common stock may depress our stock price.

The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after the closing of this offering, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of common stock. There will be              shares of our common stock outstanding immediately after this offering, based on the number of shares of our common stock outstanding as of             . All of the shares of our common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, except for any shares of our common stock purchased by our executive officers, directors, principal stockholders, and some related parties. For more information, see “Shares Eligible for Future Sale.”

Although substantially all our stockholders have agreed with our underwriters to be bound by a 180-day lock-up agreement that prohibits these holders from selling or transferring their stock, except in limited circumstances, the underwriters, at their discretion, can waive the restrictions of the lock-up agreement at an earlier time without prior notice or announcement and allow our stockholders to sell their shares of our common stock. If the restrictions of the lock-up agreement are waived, shares of our common stock will be available for sale into the market, subject only to applicable securities rules and regulations, which would likely reduce the market price for shares of our common stock.

After this offering, we intend to register              shares of our common stock that are reserved for issuance upon the exercise of options granted or reserved for grant under our stock incentive plans and our employee stock purchase plan. Once we register these shares of our common stock, stockholders can sell them in the public market upon issuance, subject to restrictions under the securities laws and any applicable lock-up agreements. In addition, some of our existing stockholders will be entitled to register their shares of our common stock after this offering.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will incur immediate and substantial dilution of $             per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of shares of our common stock in this offering will have contributed approximately             % of the aggregate price paid by all purchasers of our stock, but will own only approximately             % of the shares of our common stock outstanding after the offering based on the number of shares of our common stock and convertible preferred stock outstanding as of             . In addition, if the holders of outstanding options and warrants exercise those options at prices below the initial public offering price, you will incur further dilution. We may also acquire other companies or technologies or finance strategic alliances by issuing equity, which may result in additional dilution to our stockholders.

Our current principal stockholders own a large percentage of our voting common stock and could limit new stockholders from influencing corporate decisions.

Immediately after this offering, our executive officers, directors, current principal stockholders, and their respective affiliates will beneficially own, in the aggregate, approximately             % of our outstanding common stock. These stockholders, as a group, would be able to control substantially all matters requiring approval by our stockholders, including mergers, sales of assets, the election of all directors, and approval of other significant corporate transactions, in a manner with which you may not agree or that may not be in the best interest of other stockholders.

Provisions of Delaware law and our charter documents could delay or prevent an acquisition of us, even if the acquisition would be beneficial to our stockholders.

Provisions of Delaware law and our certificate of incorporation and by-laws could hamper a third party’s acquisition of us, or discourage a third party from attempting to acquire control of us. Stockholders who wish to participate in these transactions may not have the opportunity to do so. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

These provisions include:

•	the application of a Delaware law prohibiting us from entering into a business combination with the beneficial owner of 15% or more of our of our outstanding voting stock for a period of three years after such 15% or greater owner first reached that level of stock ownership, unless we meet specified criteria;

•	our ability to issue preferred stock with rights senior to those of the common stock without any further vote or action by the holders of our common stock;

•	the requirements that our stockholders provide advance notice when nominating our directors; and

•	the inability of our stockholders to convene a stockholders’ meeting without the chairperson of the board, the president, or a majority of the board of directors first calling the meeting.

Our management will have broad discretion in the use of net proceeds from this offering.

As of the date of this prospectus, we cannot specify with certainty the amounts we will spend on particular uses from the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds but currently intends to use the net proceeds as described in “Use of Proceeds.” The failure by our management to apply these funds effectively could affect our ability to continue to develop our business.

We do not anticipate paying dividends on our capital stock in the foreseeable future.

In August 2003, in connection with the recapitalization, we paid approximately $160.0 million to our equityholders and we do not anticipate paying any dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of the instruments governing our existing debt and any future debt or credit facility may preclude us from paying any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

You may be unable to pursue claims against Arthur Andersen, the independent auditors who audited financial statements of our predecessor company.

Arthur Andersen LLP, independent auditors, have audited the consolidated financial statements of our predecessor company at December 31, 2001 and 2000, and for each of the two years in the period ended December 31, 2001, as set forth in their report. We have included these consolidated financial statements of our predecessor company in this prospectus and elsewhere in the registration statement in reliance on Arthur Andersen LLP’s report, given on their authority as experts in accounting and auditing.

In June 2002, Arthur Andersen LLP was convicted of federal obstruction of justice charges. As a result of its conviction, Arthur Andersen has ceased operations and is no longer in a position to reissue its audit reports or to provide consent to include financial statements reported on by it in this prospectus. Because Arthur Andersen has not reissued its reports and because we are not able to obtain a consent from Arthur Andersen, you will be unable to sue Arthur Andersen for material misstatements or omissions, if any, in this prospectus, including the financial statements covered by its previously issued reports. Even if you have a basis for asserting a remedy against, or seeking recovery from, Arthur Andersen, we believe that it is unlikely that you would be able to recover damages from Arthur Andersen.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” which include information concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, and other information that is not historical information. Many of these statements appear, in particular, under the headings “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” When used in this prospectus, the words “estimates,” “expects,” “anticipates,” projects,” “plans,” “intends,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. We believe there is a reasonable basis for our expectations and beliefs, but there can be no assurance that we will realize our expectations or that our beliefs will prove correct.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from those expressed as forward-looking statements are set forth in this prospectus, including under the heading “Risk Factors.” As described herein, such risks, uncertainties and other important factors include, among others:

•	the level of competition in the mattress and pillow industries;

•	our ability to effectively manage and sustain our growth;

•	our ability to maintain our return rates and warranty reserves;

•	liability relating to our products;

•	changes in, or failure to comply with, federal, state and/or local governmental regulations;

•	our involvement in a government investigation and associated litigation or proceedings relating to any allegations of the possibility of price fixing in the mattress industry;

•	our ability to enhance our existing products and to develop and market new products on a timely basis;

•	risks arising from our international operations;

•	our dependence on our significant customers;

•	our ability to maintain our third party distributor arrangements;

•	the efficiency and effectiveness of our advertising campaign and other marketing programs in building product and brand awareness and increasing sales;

•	our ability to protect our patents and other intellectual property, as well as successfully defend against claims brought by our competitors under their patents and intellectual property;

•	our ability to comply with environmental, health and safety requirements;

•	fluctuations in the cost of raw materials, the possible loss of suppliers and disruptions in the supply of our raw materials;

•	fluctuations in exchange rates;

•	unexpected equipment failures, delays in deliveries or catastrophic loss at our manufacturing facilities;

•	potential conflicts of interest between you and our controlling stockholders;

•	our ability to maintain our labor relations; and

•	our ability to rely on the services of our senior management team.

There may be other factors that may cause our actual results to differ materially from the forward-looking statements.

All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. Except as may be required by law, we undertake no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that the net proceeds from this offering with respect to the shares to be sold by us will be $             million, based on an assumed initial public offering price of $             per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

We intend to use the net proceeds of this offering to repay a portion of our outstanding indebtedness.

Our amended senior credit facilities consist of term loan A facilities, a term loan B facility and revolving credit facilities. The revolving credit facilities and the term loan A facilities will mature in 2008, and the term loan B facility will mature in 2009. Borrowings under our amended senior credit facilities bear interest, at the option of the borrower subsidiaries, at either a base rate, plus an applicable margin for the term loan facilities and revolving credit facilities, respectively, or a Eurodollar rate on deposits for one, two, three or six-month periods, plus an applicable margin for the term loan facilities and revolving credit facilities, respectively. Borrowings under our amended senior credit facilities as of September 30, 2003 had a blended annual interest rate of 4.65%. Our senior subordinated notes bear interest at an annual rate of 10.25% and mature on August 15, 2010. Borrowings under the amended senior credit facilities and the net proceeds from the senior subordinated notes were used to fund the recapitalization in August 2003, refinance amounts borrowed to fund the acquisition of Tempur in 2002 and for working capital purposes.

The foregoing use of the net proceeds from this offering represents our current intentions based upon our present plans and business condition. We retain broad discretion in the allocation and use of the net proceeds of this offering, and a change in our plans or business condition could result in the application of the net proceeds from this offering in a manner other than as described in this prospectus. Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, investment grade, interest-bearing securities.

DIVIDEND POLICY

In connection with the recapitalization, we made a distribution of approximately $160.0 million to our equityholders in August 2003. We currently intend to retain our future earnings, if any, to support the growth and development of our business, and we do not anticipate paying any dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2003, on an actual basis and on a pro forma basis to give effect to the Tempur acquisition and the recapitalization and on a pro forma as adjusted basis to give effect to the offering.

	As of June 30, 2003
	Actual	Pro Forma	Pro Forma as Adjusted
($ in millions)
Cash and cash equivalents(1)	$8.0	$8.0	$

Long-term debt (including current portion):
Existing senior credit facilities	$125.2	$—	$
Amended senior credit facilities(2)	—	236.5
Senior Subordinated Notes due 2010	—	150.0
Existing mezzanine debt facility	50.0	—
Mortgage payable	2.2	2.2
Capital leases and other	0.7	0.7

Total long-term debt	178.1	389.4
Stockholders’ equity(1):
Series A convertible preferred stock, $.01 par value, 180,000 shares authorized, 146,463.65 shares issued and outstanding	154.3	154.3
Class A common stock, $.01 par value, 25,000 shares authorized, 14,006 shares issued and outstanding	—	—
Class B-1 common stock, $.01 par value, 300,000 shares authorized, 878.64 shares issued and outstanding	—	—
Additional paid in capital	4.9	4.9
Class B-1 common stock warrants	2.3	2.3
Notes receivable	(0.1)	(0.1)
Deferred stock compensation, net of amortization of $14,339	(0.1)	(0.1)
Retained earnings	16.1	(155.6)
Accumulated other comprehensive income	3.2	3.2

Total stockholders’ equity	180.6	8.9

Total capitalization	$358.7	$398.3	$

(1)	In connection with the recapitalization, we made a distribution of approximately $160.0 million to our equityholders subsequent to June 30, 2003.

(2)	Does not include available borrowings of up to approximately $28.3 million under our amended senior credit facilities.

DILUTION

The historical net tangible book value of our common stock as of June 30, 2003 was $         million, or $         per share. The historical net tangible book value per share of our common stock is the difference between our tangible assets and our liabilities, divided by the number of common shares outstanding. The pro forma net tangible book value of our common stock as of June 30, 2003 was $         million, or $         per share. The pro forma net tangible book value per share of our common stock is the difference between our tangible assets and our liabilities, divided by the number of shares of our common stock outstanding as of June 30, 2003, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into            shares of our common stock upon the completion of this offering. For new investors in our common stock, dilution is the per share difference between the initial public offering price of our common stock and the pro forma net tangible book value of our common stock immediately after completing this offering. Dilution in this case results from the fact that the per share offering price of our common stock is substantially in excess of the per share price paid by our current stockholders.

As of June 30, 2003, after giving effect to the sale of the shares of our common stock offered by us under this prospectus at an assumed initial public offering price of $         per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, the pro forma net tangible book value per share of our common stock would have been $         per share. Therefore, the new investors in our common stock would have paid $         for a share of common stock having a pro forma net tangible book value of approximately $         per share after this offering. That is, their investment would have been diluted by approximately $         per share. At the same time, our current stockholders would have realized an increase in pro forma net tangible book value of $         per share after this offering without further cost or risk to themselves. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share before this offering $
Increase in pro forma net tangible book value per share attributable to investors in this offering $

Pro forma net tangible book value per share after this offering	$

Dilution per share to new investors	$

The following table sets forth, as of June 30, 2003, on a pro forma basis to give effect to the conversion of all shares of our convertible preferred stock into          shares of common stock, the number of shares of common stock purchased in this offering, the total consideration paid, and the average price per share paid by existing and new stockholders, before deducting underwriting discounts and commissions and our estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	$	%	$	%	$
New Investors

Total	$	%	$	%	$

Excludes (i) an aggregate of              shares of common stock issuable pursuant to stock options outstanding as of              at an exercise price per share of $            , and (ii)              shares of common stock issuable pursuant to warrants outstanding as of              at an exercise price per share of $            .

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial data as of and for the six months ended June 30, 2003, the twelve months ended June 30, 2003 and the twelve months ended December 31, 2002 are based on the historical financial statements included elsewhere in this prospectus.

The unaudited pro forma condensed consolidated balance sheet as of June 30, 2003 is adjusted to give effect to the recapitalization as if it occurred on June 30, 2003 and to the offering as if it occurred as of June 30, 2003. The pro forma condensed consolidated statements of operations for the six months ended June 30, 2003, the twelve months ended June 30, 2003 and the twelve months ended December 31, 2002 are adjusted to give effect to the Tempur acquisition, the recapitalization and the offering as if they had occurred at the beginning of the periods presented. The pro forma adjustments are described in the accompanying notes and are based upon available information and certain assumptions that management believes are reasonable.

The unaudited condensed consolidated pro forma financial data do not purport to represent what our results of operations or financial condition would actually have been had these transactions occurred on the dates indicated or to project our results of operations or financial condition for any future period or date. The unaudited pro forma condensed consolidated financial data should be read in conjunction with our and our predecessor company’s historical financial statements and related notes thereto included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Unaudited Pro Forma Condensed Consolidated Statement of Income

for the Twelve Months ended December 31, 2002

	Historical Period from January 1, 2002 to October 31, 2002	Historical Period from November 1, 2002 to December 31, 2002	Pro Forma Tempur Acquisition Adjustments		Pro Forma Recapitalization Adjustments		Pro Forma	Pro Forma Offering Adjustments	Pro Forma as Adjusted
($ in thousands, except per share data)
Net sales	$237,314	$60,644	$—		$—		$297,958	$	$
Cost of sales	110,228	37,811	(2,011	)(a)	—		146,028
Operating expenses	86,693	23,174	1,578	(b)	—		111,445

Operating income/(loss)	40,393	(341)	433		—		40,485
Net interest expense	6,292	2,955	5,888	(c)	14,383	(d)	29,518
Other (income)/expense	1,724	(1,331)	—		—		393

Income/(loss) before income taxes	32,377	(1,965)	(5,455)		(14,383)		10,574
Income taxes	12,436	889	(2,128	)(e)	(5,609	)(e)	5,588

Net income/(loss)	$19,941	$(2,854)	$(3,327)		$(8,774)		$4,986	$	$
Preferred stock dividend	1,238	1,958	—		—		3,196

Net income/(loss) available to common stockholders	$18,703	$(4,812)	$(3,327)		$(8,774)		$1,790	$	$

Net income/(loss) per share
Basic								$	$
Diluted								$	$
Weighted average shares (in thousands)
Basic
Diluted

See accompanying Notes to Unaudited Pro Forma Financial Data

Unaudited Pro Forma Condensed Consolidated Statement of Income

for the Twelve Months ended June 30, 2003

	Historical Period from July 1, 2002 to October 31, 2002	Historical Period from November 1, 2002 to June 30, 2003	Pro Forma Tempur Acquisition Adjustments		Pro Forma Recapitalization Adjustments		Pro Forma	Pro Forma Offering Adjustments	Pro Forma as Adjusted
($ in thousands, except per share data)
Net sales	$107,506	$279,448	$—		$—		$386,954	$	$
Cost of sales	48,334	136,447	995	(a)	—		185,776
Operating expenses	37,866	92,190	715	(b)	—		130,771

Operating income/(loss)	21,306	50,811	(1,710)		—		70,407
Net interest expense	2,612	11,116	1,250	(c)	14,383	(d)	29,361
Other (income)/expense	1,540	(826)	—		—		714

Income/(loss) before income taxes	17,154	40,521	(2,960)		(14,383)		40,332
Income taxes	5,162	16,628	(1,154	)(e)	(5,609	)(e)	15,027

Net income/(loss)	$11,992	$23,893	$(1,806)		$(8,774)		$25,305	$	$
Preferred stock dividend	520	7,768	—		—		8,288

Net income/(loss) available to common stockholders	$11,472	$16,125	$(1,806)		$(8,774)		$17,017	$	$

Net income/(loss) per share
Basic								$	$
Diluted								$	$
Weighted average shares (in thousands)
Basic
Diluted

See accompanying Notes to Unaudited Pro Forma Financial Data

Unaudited Pro Forma Condensed Consolidated Statement of Income

for the Six Months Ended June 30, 2003

	Historical Period from January 1, 2003 to June 30, 2003	Pro Forma Recapitalization Adjustments		Pro Forma	Pro Forma Offering Adjustments	Pro Forma as Adjusted
($ in thousands, except per share data)
Net sales	$218,804	$—		$218,804	$	$
Cost of sales	98,635	—		98,635
Operating expenses	69,017	—		69,017

Operating income	51,152	—		51,152
Net interest expense	8,161	7,213	(d)	15,374
Other expense	505	—		505

Income/(loss) before income taxes	42,486	(7,213)		35,273
Income taxes	15,739	(2,813	)(e)	12,926

Net income/(loss)	$26,747	$(4,400)		$22,347	$	$
Preferred stock dividend	5,810			5,810

Net income/(loss) available to common stockholders	$20,937	$(4,400)		$16,537	$	$

Income/(loss) per share
Basic					$	$
Diluted					$	$
Weighted average shares (in thousands)
Basic
Diluted

See accompanying Notes to Unaudited Pro Forma Financial Data

Unaudited Pro Forma Condensed Consolidated Balance Sheet

as of June 30, 2003

	Historical As of June 30, 2003	Pro Forma Recapitalization Adjustments			Pro Forma	Pro Forma Offering Adjustments	Pro Forma as Adjusted
($ in thousands)
Assets:
Cash and cash equivalents	$7,984		$—	(f)	$7,984	$	$
Accounts receivable, net of allowance for doubtful accounts of ($3,076)	49,039				49,039
Inventories	54,449				54,449
Prepaid and other current assets	5,062				5,062
Deferred tax assets	5,182				5,182

Total current assets	121,716		—		121,716
Property, plant and equipment, net	92,047				92,047
Goodwill	205,076				205,076
Other intangible assets, net of amortization of $1,595	82,790				82,790
Other assets non current	8,969		2,361	(g)	11,330

Total assets	$510,598		$2,361		$512,959	$	$

Liabilities and stockholders’ equity:
Accounts payable	$23,458	$			$23,458	$	$
Accrued expenses	32,753				32,753
Income taxes payable	12,927		(2,302	)(e)	10,625
Value added taxes taxable	1,250				1,250
Current portion of long-term debt	13,710		5,654	(h)	19,364
Current portion of capital lease obligation and other	671				671
Accrued earn-out payable	40,000		(40,000	)(i)	—

Current liabilities	124,769		(36,648)		88,121
Deferred taxes	41,668				41,668
Senior long-term debt	113,708		108,704	(j)	222,412
Subordinated-long term debt	47,978		102,022	(k)	150,000
Other long-term debt	13				13
Other long-term liabilities	1,886				1,886

Total liabilities	330,022		174,078		504,100
Stockholders’ equity:
Series A convertible preferred stock, $.01 par value, 180,000 shares authorized, 146,463.65 shares issued and outstanding	154,232				154,232
Class A common stock, $.01 par value, 25,000 shares authorized, 14,006 shares issued and outstanding	—				—
Class B-1 common stock, $.01 par value, 300,000 shares authorized, 878.64 shares issued and outstanding	—				—
Additional paid in capital	4,865				4,865
Class B-1 common stock warrants	2,348				2,348
Notes receivable	(100)				(100)
Deferred stock compensation, net of amortization of $14,339	(129)				(129)
Retained earnings	16,124		(171,717	)(l)	(155,593)
Accumulated other comprehensive income	3,236				3,236

Total stockholders’ equity	180,576		(171,717)		8,859

Total liabilities and stockholders’ equity	$510,598		$2,361		$512,959	$	$

See accompanying Notes to Unaudited Pro Forma Financial Data

Notes to Unaudited Pro Forma Financial Data

(dollars in thousands)

(a)	Represents the step-up in the value of inventories acquired in the Tempur acquisition to fair market value.

	Twelve months Ended December 31, 2002	Twelve months Ended June 30, 2003
Estimated inventory step-up adjustment as if the Tempur acquisition occurred at the beginning of the respective period	$7,769	$10,775

Actual Tempur acquisition step-up adjustment recorded as of November 1, 2002	9,780	9,780

	$(2,011)	$995

(b)	Represents additional depreciation expense on step-up in the value of property, plant and equipment acquired in the Tempur acquisition to fair market value and additional amortization of the intangibles resulting from the Tempur acquisition.

	Twelve months Ended December 31, 2002	Twelve months Ended June 30, 2003
Additional depreciation expense on the step-up in the value of property, plant and equipment as if the Tempur acquisition occurred as of the beginning of the respective period	$304	$121

Additional amortization expense of intangible assets resulting from the Tempur acquisition as if the Tempur acquisition occurred at the beginning of the respective period	1,274	594

	$1,578	$715

(c)	Represents additional interest expense and amortization of debt issuance costs associated with Tempur acquisition borrowings for the Tempur pre-acquisition period.

	Twelve months Ended December 31, 2002	Twelve months Ended June 30, 2003
Additional interest expense as if the Tempur acquisition occurred at the beginning of the respective period, net of the elimination of Tempur pre-acquisition interest expense	$4,855	$882

Additional debt issuance costs amortization as if the Tempur acquisition occurred at the beginning of the respective period	1,033	368

	$5,888	$1,250

Interest expense was calculated using an assumed variable interest rate of 4.6% (three-month LIBOR plus applicable margin of 375 points) on the amended senior credit facilities and 12.5% on the mezzanine debt facility entered into in conjunction with Tempur acquisition. The actual interest rates on the variable rate indebtedness incurred to consummate the Tempur acquisition could vary from those used to compute the above adjustment of interest expense. A one-half percent increase in these rates would increase interest expense for the the twelve months ended June 30, 2003 and December 31, 2002 by approximately $0.7 million and $0.7 million, respectively.

(d)	Represents additional interest expense and amortization of debt issuance costs associated with the recapitalization.

	Twelve months Ended December 31, 2002	Six months Ended June 30, 2003	Twelve months Ended June 30, 2003

Additional interest expense as if the recapitalization occurred at the beginning of the respective period	$12,942	$6,471	$12,942

Additional debt issuance costs amortization as if the recapitalization occurred at the beginning of the respective period, net of the elimination of amortization with respect to the mezzanine debt facility	1,441	742	1,441

	$14,383	$7,213	$14,383

Interest expense on the notes was calculated using the actual interest rate on the notes. The assumed weighted average variable interest rate of 4.5% (three-month LIBOR plus applicable margin of 325 to 350 points) on the variable rate indebtedness incurred to consummate the recapitalization could vary from those used to compute the above adjustment of interest expense. A one-half percent increase in these variable rates would increase interest expense for the six months ended June 30, 2003, twelve months ended June 30, 2003 and December 31, 2002 by approximately $0.6 million, $1.2 million and $1.2 million, respectively.

(e)	Reflects the tax effects of the recapitalization and Tempur acquisition pro forma adjustments based upon an effective tax rate of 39%.

(f)	Represents net change in cash from the recapitalization, as follows:

As of June 30, 2003

Proceeds from amended senior credit facilities	$239,600

Proceeds from Senior Subordinated Notes due 2010	150,000

Payment of existing senior credit facility outstanding as of June 30, 2003	(125,242)

Payment of existing mezzanine debt facility	(50,000)

Payment of prepayment penalty on existing mezzanine debt facility	(3,000)

Payment of interest on existing mezzanine debt facility	(758)

Earn-out payment related to Tempur acquisition	(40,000)

Payment of equityholder dividend	(160,000)

Payment of estimated fees and expenses	(10,600)

$—

(g)	Represents the capitalization of deferred financing costs related to the recapitalization, net of the write-off of deferred financing costs.

As of June 30, 2003

Deferral of estimated fees and expenses related to the recapitalization	$10,600

Write-off of historical deferred financing costs associated with the senior debt and revolver	(6,980)

Write-off of historical deferred financing costs associated with the mezzanine debt facility	(1,259)

$2,361

(h)	Represents the recapitalization adjustments to current portion of long term debt.

As of June 30, 2003

Current portion of new debt incurred as part of the recapitalization	$19,364

Elimination of a current portion of Term Loan A	(13,710)

$5,654

(i)	Represents the earn-out payment related to the Tempur acquisition.

(j)	Represents indebtedness incurred as part of the recapitalization net of the repayment of existing indebtedness, as follows:

As of June 30, 2003

Term Loan B	$135,000

Reclassification of current portion of Term Loan B	(1,364)

Term Loan A	95,000

Reclassification of current portion of Term Loan A	(18,000)

Revolver	9,600

Reduction in Term Loan A and Revolver	(111,532)

$108,704

(k)	Represents net change in senior subordinated debt.

As of June 30, 2003

Senior Subordinated Notes due 2010	$150,000

Elimination of existing subordinated notes	(50,000)

Elimination of original issue discount related to extinguishment of mezzanine debt facility	2,022

$102,022

(l)	Represents the reduction in retained earnings to reflect the dividend to equityholders as part of the recapitalization, write-off of debt issuance costs, original issue discount, prepayment penalty on mezzanine debt facility, interest payment on mezzanine debt facility, and income tax effect on recapitalization, as follows:

As of June 30, 2003

Elimination of historical debt issuance costs related to extinguishment of mezzanine debt facility	$(1,259)

Prepayment penalty on mezzanine debt facility	(3,000)

Elimination of original issue discount related to extinguishment of mezzanine debt facility	(2,022)

Write-off of historical deferred financing costs associated with existing senior credit facility	(6,980)

Dividend payment to equityholders	(160,000)

Payment of interest on mezzanine debt facility	(758)

Income tax effect on recapitalization pro forma adjustments	2,302

$(171,717)

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table sets forth our selected historical consolidated financial and operating data for the periods indicated. Our predecessor company for periods prior to January 1, 2000 is a combination of our Danish manufacturing operations and the United States distribution entity and is sometimes referred to as the pre-predecessor company. Tempur World, Inc. was formed on January 1, 2000 to combine the manufacturing facilities and the worldwide distribution capabilities of all Tempur products, and our predecessor company for the period from January 1, 2000 to October 31, 2002 is Tempur World, Inc. We completed the Tempur acquisition (which we accounted for using the purchase method of accounting) as of November 1, 2002. As a result of preliminary adjustments to the carrying value of assets and liabilities pursuant to the acquisition, the financial position and results of operations for periods subsequent to the Tempur acquisition are not comparable to those of our predecessor or pre-predecessor companies.

We have derived the statement of operations and balance sheet data for our predecessor company and pre-predecessor company as of and for the years ended April 30, 1998 and 1999, the eight months ended December 31, 1999, the years ended December 31, 2000 and 2001 and the ten months ended October 31, 2002 from the audited financial statements of our pre-predecessor company and our predecessor company. We have derived our statements of operations and balance sheet data as of and for the two months ended December 31, 2002 from our audited financial statements. We have derived the statement of operations data and balance sheet data as of and for the six month period ended June 30, 2002 from our predecessor company’s unaudited condensed consolidated interim financial statements. We have derived the statement of operations and balance sheet data as of and for the six month period ended June 30, 2003 from our unaudited condensed consolidated interim financial statements. In the opinion of management, our unaudited condensed consolidated interim financial statements have been prepared on a basis consistent with our audited financial statements for the two months ended December 31, 2002 and include all adjustments, which are normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the interim period. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year or any future period. Our predecessor company’s financial statements as of and for the years ended December 31, 2000 and 2001 and the ten months ended October 31, 2002, its unaudited condensed consolidated interim financial statements for the six months ended June 30, 2002 and our financial statements for the two months ended December 31, 2002 and our unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2003 are included elsewhere in this prospectus.

	Pre-Predecessor			Predecessor			TWI Holdings		Combined	Predecessor	TWI Holdings
	Year ended April 30,		8 Months ended December 31, 1999	Year ended December 31,		Period from January 1, 2002 to October 31, 2002	Period from November 1, 2002 to December 31, 2002		Twelve Months ended December 31, 2002	Six Months ended June 30, 2002	Six Months ended June 30, 2003
	1998	1999		2000	2001
									(unaudited)	(unaudited)	(unaudited)
($ in thousands, except per share data)
Statement of Operations Data:
Net sales	$58,800	$85,245	$73,635	$161,969	$221,514	$237,314		$60,644	$297,958	$129,809	$218,804
Cost of sales	37,932	55,500	45,755	89,450	107,569	110,228		37,811	148,039	61,894	98,635

Gross profit	20,868	29,745	27,880	72,519	113,945	127,086		22,833	149,919	67,915	120,169
Operating expenses	10,795	21,678	16,410	50,081	83,574	86,693		23,174	109,867	48,828	69,017

Operating income/(loss)	10,073	8,067	11,470	22,438	30,371	40,393		(341)	40,052	19,087	51,152
Net interest expense	482	976	997	2,225	6,555	6,292		2,955	9,247	3,680	8,161
Other (income)/expense	(1,337)	(10)	793	947	316	1,724		(1,331)	393	183	505

Income/(loss) before income taxes	10,928	7,101	9,680	19,266	23,500	32,377		(1,965)	30,412	15,224	42,486
Income taxes	4,821	2,821	3,851	6,688	11,643	12,436		889	13,325	7,274	15,739

Net income/(loss)	$6,107	$4,280	$5,829	$12,578	$11,857	$19,941		$(2,854)	$17,087	$7,950	$26,747
Preferred stock dividend	—	—	—	—	345	1,238		1,958	3,196	718	5,810

Net income/(loss) available to common stockholders	$6,107	$4,280	$5,829	$12,578	$11,512	$18,703		$4,812	$13,891	$7,232	$20,937

Net income/(loss) per share(1)
Basic							$				$
Diluted							$				$
Weighted average shares (in thousands)
Basic
Diluted
Balance Sheet Data (at end of period):
Cash and cash equivalents	$2,412	$2,877	$1,984	$10,572	$7,538	$6,380		$12,654		$3,155	$7,984
Total assets	34,520	49,276	66,404	144,305	176,841	199,641		448,494		189,195	510,598
Total debt	6,496	8,637	19,508	71,164	106,023	89,050		198,352		90,826	178,102
Redeemable preferred stock	—	—	—	—	11,715	15,331		—		14,809	—
Total stockholders’ equity	$9,495	$12,862	$14,424	$38,237	$16,694	$39,895		$151,999		$30,693	$180,576

Other Financial and Operating Data:
Adjusted EBITDA(2)				$38,948	$40,422	$50,776		$12,103	$62,879	$25,063	$59,385
Adjusted EBITDA margin(3)				24.1%	18.3%	21.4%		20.0%	21.1%	19.3%	27.1%
Depreciation and amortization				$6,002	$10,051	$10,383		$2,664	$13,047	$5,976	$8,233
Net cash provided by operating activities				$1,125	$19,716	$22,706		$12,385	$35,091	$10,024	$22,959
Capital expenditures				$27,418	$35,241	$9,175		$1,961	$11,136	$4,835	$6,744
Number of pillows sold				1,717,476	1,819,993	1,528,608		407,476	1,936,084	860,918	1,455,435
Number of mattresses sold				173,338	212,695	218,656		50,564	269,220	124,104	180,125

(1)	Pre-predecessor company and predecessor company net income/(loss) per share have been omitted as such information is not considered meaningful due to the change in capital structure that occurred with the Tempur acquisition.
(2)	EBITDA is defined as operating income plus depreciation and amortization. We consider EBITDA a measure of our liquidity. Management uses this measure as an indicator of cash generated from operating activities. Further, it provides management with a consistent measurement tool for evaluating the operating activities of a business unit before investing activities, interest and taxes. EBITDA is not an indicator of financial performance under generally accepted accounting principles and may not be comparable to similarly captioned information reported by other companies. In addition, it does not replace net income, operating income, or cash flow provided by operating activities as indicators of operating performance. Management believes the most directly comparable GAAP financial measure is “net cash provided by operating activities” presented in our Consolidated Statement of Cash Flows. EBITDA is reconciled directly to net cash provided by operating activities as follows:

	Predecessor			TWI Holdings	Combined	Predecessor	TWI Holdings
	Year ended December 31,		Period from January 1, 2002 to October 31, 2002	Period from November 1, 2002 to December 31, 2002	Twelve Months ended December 31, 2002	Six Months ended June 30, 2002	Six Months ended June 30, 2003
	2000	2001
					(unaudited)	(unaudited)	(unaudited)
($ in thousands)
EBITDA	$28,440	$40,422	$50,776	$2,323	$53,099	$25,063	$59,385
Depreciation and amortization	(6,002)	(10,051)	(10,383)	(2,664)	(13,047)	(5,976)	(8,233)
Net interest expense	(2,225)	(6,555)	(6,292)	(2,955)	(9,247)	(3,680)	(8,161)
Provision for income taxes	(6,688)	(11,643)	(12,436)	(889)	(13,325)	(7,274)	(15,739)
Other income/(expense), net	(947)	(316)	(1,724)	1,331	(393)	(183)	(505)

Net income/(loss)	12,578	11,857	19,941	(2,854)	17,087	7,950	26,747

Depreciation and amortization	6,002	10,051	10,383	2,664	13,047	5,976	8,233
(Gain)/loss on sale or disposal of property, plant and equipment	203	(53)	268	233	501	533	(206)
Change in working capital and other, net	(17,658)	(2,139)	(7,886)	12,342	4,456	(4,435)	(11,815)

Net cash provided by operating activities	$1,125	$19,716	$22,706	$12,385	$35,091	$10,024	$22,959

Adjusted EBITDA is defined as EBITDA plus certain items that we believe are not indicative of our future operating performance. Adjusted EBITDA is not a measurement of financial performance under generally accepted accounting principles or a measure of our liquidity and may not be comparable to similarly captioned information reported by other companies. In addition, it does not replace net income, operating income or cash flow provided by operating activities as indicators of operating performance. We believe Adjusted EBITDA provides a useful indicator of levels of our financial performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Moreover, the amended senior credit facilities and indenture contain covenants in which Adjusted EBITDA is used as a measure of financial performance and, accordingly, we believe this information will be useful to investors. Adjusted EBITDA for the twelve months ended December 31, 2000 excludes $10.5 million in charges related to the termination of our license agreement on December 31, 2000. Adjusted EBITDA for the combined twelve months ended December 31, 2002 excludes $9.8 million in charges related to a purchase accounting adjustment to our inventory. Adjusted EBITDA is reconciled directly to EBITDA as follows:

	Predecessor			TWI Holdings	Combined	Predecessor	TWI Holdings
	Year ended December 31,		Period from January 1, 2002 to October 31, 2002	Period from November 1, 2002 to December 31, 2002	Twelve Months ended December 31, 2002	Six Months ended June 30, 2002	Six Months ended June 30, 2003
	2000	2001
					(unaudited)	(unaudited)	(unaudited)
($ in thousands)
EBITDA	$28,440	$40,422	$50,776	$2,323	$53,099	$25,063	$59,385
License agreement terminated on December 31, 2000	10,508	—	—	—	—	—	—
Purchase accounting adjustment to inventory	—	—	—	9,780	9,780	—	—

Adjusted EBITDA	$38,948	$40,422	$50,776	$12,103	$62,879	$25,063	$59,385

(3)	Adjusted EBITDA margin is the ratio of Adjusted EBITDA to total net sales.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the section “Selected Historical Consolidated Financial and Operating Data,” the audited consolidated financial statements and accompanying notes thereto and the unaudited consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus. Unless otherwise noted, all of the financial information in this prospectus is consolidated financial information for TWI Holdings, Inc. or its predecessors. The forward-looking statements in this discussion regarding the mattress and pillow industries, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described under “Risk Factors” and elsewhere in this prospectus. Our actual results may differ materially from those contained in any forward-looking statements.

General

We are a rapidly growing, vertically-integrated manufacturer, marketer and distributor of premium visco-elastic foam mattresses and pillows that we sell globally in 54 countries primarily under the Tempur® and Tempur-Pedic® brands. We believe our premium mattresses and pillows are more comfortable than standard bedding products because our proprietary visco-elastic foam is temperature sensitive, has a high density and conforms to the body to therapeutically align the neck and spine, thus reducing neck and lower back pain, two of the most common complaints about other sleep surfaces. Since 2000, our total net sales have grown at a compound annual rate of approximately 36% and for the combined pro forma as adjusted twelve months ended June 30, 2003, we had total net sales of $387.0 million.

TWI Holdings, Inc. was formed in 2002 by TA and FFL to acquire Tempur World, Inc., or Tempur World. This acquisition occurred effective November 1, 2002. The financial information for the periods prior to November 1, 2002 are based on the financial information for Tempur World and its consolidated subsidiaries, which we sometimes collectively refer to as our “predecessor company.” For purposes of this Management’s Discussion and Analysis of Financial Condition and Results of Operations, “we,” “our,” “ours” and “us” refer to TWI Holdings, Inc. and its consolidated subsidiaries for the period from and after November 1, 2002 and refer to our predecessor company for periods prior to November 1, 2002.

Business Segment Information

Beginning in 2002, following the opening of our United States manufacturing facility, we changed our reporting structure from a single segment to Domestic and International reporting segments. This change was consistent with our ability to monitor and report operating results in each of these segments. The Domestic segment consists of our United States manufacturing facility, which commenced operations in July 2001 and whose customers include our United States distribution subsidiary and certain North American third party distributors. The International segment consists of our manufacturing facility in Denmark, whose customers include all of our distribution subsidiaries and third party distributors outside the Domestic segment. Our International segment includes our sales and distribution companies operating in Europe, Japan, South Africa and Singapore. In addition, we have third party distributor arrangements in the Asia/Pacific, Middle East, Eastern Europe, Central and South America, Canada and Mexico markets. We evaluate segment performance based on sales and operating income.

As we operated in one segment prior to the commencement of our United States manufacturing operations, we have not restated prior year segment information to reflect our new reporting structure.

Critical Accounting Policies

Our management is responsible for our financial statements and has evaluated the accounting policies to be used in their preparation. Our management believes these policies are reasonable and appropriate. The following discussion identifies those accounting policies that we believe will be critical in the preparation of our financial statements, the judgments and uncertainties affecting the application of those policies and the possibility that materially different amounts will be reported under different conditions or using different assumptions.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that the management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Our estimates of sales returns are a critical component of our revenue recognition. We recognize sales, net of estimated returns, when we ship our products to customers and the risks and rewards of ownership are transferred to them. Estimated sales returns are provided at the time of sale, based on our level of historical sales returns. We allow returns for up to 120 days following a sale, depending on the channel and promotion. Our level of sales returns differs by channel, with our direct channel typically experiencing the highest rate of returns. Our level of returns has been generally stable over the last five years and consistent with our estimates.

Warranties

Cost of sales includes estimated costs to service warranty claims of our customers. Our estimate is based on our historical claims experience and extensive product testing that we perform from time to time. We provide a 20-year warranty for United States sales and a 15-year warranty for non-United States sales on mattresses, each prorated for the last 10 years. Because our products have not been in use by our customers for the full warranty period, we rely on the combination of historical experience and product testing for the development of our estimate for warranty claims. Our estimate of warranty claims could be adversely affected if our historical experience ultimately proves to be greater than the performance of the product in our product testing. We also provide 2-year to 3-year warranties on pillows. Estimated future obligations related to these products are provided by charges to operations in the period in which the related revenue is recognized. Our estimated obligation for warranty claims as of June 30, 2003 was $3.3 million.

Impairment of Goodwill, Intangibles and Long-Lived Assets

Goodwill reflected in our consolidated balance sheet consists of the purchase price from the Tempur acquisition in excess of the estimated fair values of identifiable net assets as of the date of the Tempur acquisition. Intangibles consist of tradenames for various brands under which our products are sold. Other intangibles include our customer database for our direct channel, process technology and the formulation of our visco-elastic foam.

As of January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142 (SFAS 142), “Goodwill and Other Intangible Assets.” Pursuant to the provisions of SFAS 142, we stopped amortizing goodwill and indefinite-lived intangible assets and perform an impairment test on goodwill and indefinite-lived intangibles at least annually. The impairment test requires the identification of potential impairment by comparing the fair value of our reporting units to their carrying values, including the applicable goodwill and indefinite-lived intangibles. These fair values are determined by calculating the discounted cash flow expected to be generated by each reporting unit taking into account what we consider to be the appropriate industry and market rate assumptions. If the carrying value exceeds the fair value, then a second step is performed which compares the implied fair value of the applicable reporting unit’s goodwill and indefinite-lived intangibles with the carrying amount of that goodwill and indefinite-lived intangible to measure the amount of impairment, if any. In addition to performing the required impairment test, SFAS 142 requires us to reassess the expected useful lives of existing intangible assets including those for which the useful life is determinable.

Estimates of fair value for our reporting units involve highly subjective judgments on the part of management, including the amounts of cash flows to be received, their estimated duration, and perceived risk as reflected in selected discount rates. In some cases, cash flows may be required to be estimated without the benefit of historical data, although historical data will be used where available. Although we believe our estimates and judgments are reasonable, different assumptions and judgments could result in different impairment, if any, of some or all of our recorded goodwill and indefinite-lived intangibles of $287.9 million as of June 30, 2003.

Long-lived assets reflected in our consolidated balance sheet consists of property, plant and equipment. Accounting for the impairment of long-lived assets is governed by Statement of Financial Accounting Standards No. 144 (SFAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets.”

SFAS 144 requires that whenever events or circumstances indicate that we may not be able to recover the net book value of our productive assets through future cash flows, an assessment must be performed of expected future cash flows, and undiscounted estimated future cash flows must be compared to the net book value of these productive assets to determine if impairment is indicated. Impaired assets are written down to their estimated fair value by recording an impairment charge to earnings. SFAS 144 provides that fair values may be estimated using discounted cash flow analysis or quoted market prices, together with other available information, to estimate fair values. We primarily use discounted cash flow analysis to estimate the fair value of productive assets when events or circumstances indicate that we may not be able to recover our net book values.

The application of SFAS 144 requires the exercise of significant judgment and the preparation of numerous significant estimates. Although we believe that our estimates of cash flows in our application of SFAS 144 are reasonable, and based upon all available information, including historical cash flow data about the prior use of our assets, such estimates nevertheless require substantial judgments and are based upon material assumptions about future events.

Income Tax Accounting

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), “Accounting for Income Taxes.” SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities. These deferred taxes are measured by applying the provisions of tax laws in effect at the balance sheet date.

We recognize deferred tax assets in our balance sheet, and these deferred tax assets typically represent items deducted currently in the financial statements that will be deducted in future periods in tax returns. In accordance with SFAS 109, a valuation allowance is recorded against these deferred tax assets to reduce the total deferred tax assets to an amount that will, more likely than not, be realized in future periods. The valuation allowance is based, in part, on our estimate of future taxable income, the expected utilization of tax loss carryforwards, both domestic and foreign, and the expiration dates of tax loss carryforwards. Significant assumptions are used in developing the analysis of future taxable income for purposes of determining the valuation allowance for deferred tax assets which, in our opinion, are reasonable under the circumstances.

In conjunction with the acquisition of Tempur World on November 1, 2002, TWI Holdings repatriated approximately $44.2 million from one of its foreign subsidiaries in the form of a loan that under applicable United States tax principles is treated as a taxable dividend. In addition, TWI Holdings has provided for the remaining undistributed earnings as of November 1, 2002 of $10.1 million. Provisions have not been made for United States income taxes or foreign withholding taxes on undistributed earnings of foreign subsidiaries since the Tempur acquisition, as these earnings are considered indefinitely reinvested.

Undistributed foreign earnings as of ended June 30, 2003 was approximately $49.1 million. These earnings could become subject to United States income taxes and foreign withholding taxes (subject to a reduction for foreign tax credits) if they were remitted as dividends, were loaned to TWI Holdings or a United States subsidiary, or if TWI Holdings should sell its stock in the subsidiaries.

Stock-Based Compensation.

We account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, and comply with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” Several companies recently elected to change their accounting policies and record the fair value of options as an expense. We currently are not required to record stock-based compensation charges if the employee stock option exercise price or restricted stock purchase price equals or exceeds the deemed fair value of our common stock at the grant date. Because no market for our common stock existed prior to this offering, our board of directors determines the fair value of our common stock based upon several factors, including our operating performance, forecasted future operating results, the terms of redeemable or convertible preferred stock issued by us, including the liquidation value and other preferences of our preferred stockholders and our expected valuation in an initial public offering.

In addition, we understand that discussions of potential changes to APB 25 and SFAS 123 standards are ongoing and the parties responsible for authoritative guidance in this area may require changes to the applicable accounting standards. If we had estimated the fair value of the options on the date of grant using a minimum value pricing model and then amortized this estimated fair value over the vesting period of the options, our net income (loss) would have been adversely affected.

Results of Operations

The financial statements for TWI Holdings, Inc. for the period ended December 31, 2002 represent only two months of activity because TWI Holdings, Inc. commenced operations in 2002 concurrently with the completion of the Tempur acquisition. Accordingly, while generally not considered appropriate to combine pre- and post-acquisition periods when analyzing results of operations and it is not in accordance with accounting principles generally accepted in the United States, for purposes of comparison only and to facilitate discussion and analysis of results of operations, the following information combines the consolidated results of operations of our predecessor company from January 1, 2002 through October 31, 2002 with the consolidated operations of TWI Holdings, Inc. from November 1, 2002 through December 31, 2002 and the combined period is referred to as combined 2002.

The results of operations include the effect of the preliminary allocation of the purchase price based on the fair value of assets acquired and liabilities assumed for the period from November 1, 2002 through December 31, 2002. These adjustments include, among other items, a write up to fair value of the inventory acquired of $9.8 million and is reflected in cost of sales for the two months ended December 31, 2002. We expect to finalize the allocation of the purchase price during the fourth quarter of 2003, and changes from the preliminary purchase price allocation may result in changes to the applicable items in our balance sheet.

The following table sets forth the various components of our consolidated statements of operations, expressed as a percentage of net revenue, for the periods indicated:

	Year ended December 31,			Six Months ended June 30,
	2000	2001	2002	2002	2003
	(combined)
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	55.2	48.6	49.7	47.7	45.1

Gross profit	44.8	51.4	50.3	52.3	54.9
Selling expenses	18.3	23.5	25.1	25.6	22.5
General and administrative and other	12.6	14.2	11.8	12.0	9.0

Operating income	13.9	13.7	13.4	14.7	23.4

Interest expense, net	1.4	3.0	3.1	2.8	3.7
Other expense, net	0.6	0.1	0.1	0.2	0.3

Income before income taxes	11.9	10.6	10.2	11.7	19.4
Income tax provision	4.1	5.2	4.5	5.6	7.2

Net income	7.8%	5.4%	5.7%	6.1%	12.2%

We generate sales, net of returns, by selling our products through four distribution channels: direct, retail, healthcare and third party. The direct channel sells directly to consumers. Our retail channel sells primarily to furniture and specialty stores, as well as department stores internationally. Our healthcare channel sells our products primarily to hospitals, nursing homes, healthcare professionals and medical retailers. The following table sets forth net sales information, by channel and by segment, for the periods indicated:

	Year ended December 31,			Six Months ended June 30,
	2000	2001	2002	2002	2003
($ in millions)	(combined)
Retail	$77.8	$116.9	$177.7	$73.5	$135.4
Direct	31.1	47.6	58.8	27.0	43.0
Healthcare	33.1	33.5	41.2	19.0	21.1
Third Party	20.0	23.5	20.3	10.3	19.3

Domestic	$74.1	$113.2	$165.3	$71.8	$124.2
International	87.9	108.3	132.7	58.0	94.6

Six Months Ended June 30, 2003 Compared With Six Months Ended June 30, 2002

Net Sales.    Net sales for the six months ended June 30, 2003 were $218.8 million as compared to $129.8 million for the six months ended June 30, 2002, an increase of $89.0 million, or 68.6%. The increase in net sales was attributable to growth in our Domestic net sales to $124.2 million for the six months ended June 30, 2003 as compared to $71.8 million for the six months ended June 30, 2002, an increase of $52.4 million, or 73.0%, and an increase in our International net sales to $94.6 million for the six months ended June 30, 2003 as compared to $58.0 million for the six months ended June 30, 2002, an increase of $36.5 million, or 62.9%. The growth in our Domestic net sales was attributable primarily to an increase in net sales in our retail channel of $37.8 million and in the direct channel of $14.7 million, and the growth in our International net sales was attributable primarily to growth in the retail channel of $24.1 million. During the second quarter 2002, we introduced a new mattress called the Deluxe Mattress, which represented $14.4 million, or 6.6%, of net sales for the six months ended June 30, 2003 and a new pillow product, the Comfort Pillow, which represented $4.8 million, or 2.2%, of total net sales for the six months ended June 30, 2003.

Cost of Sales.    Cost of sales includes the cost of raw material purchases, manufacturing costs and distribution costs associated with the production and sale of products to our customers. The cost of delivering our products to customers is also included in cost of sales. Cost of sales increased to $98.6 million for the six months ended June 30, 2003 as compared to $61.9 million for the six months ended June 30, 2002, an increase of $36.7 million, or 59.3%, although cost of sales decreased as a percentage of net sales from 47.7% in the six months ended June 30, 2002 to 45.1% in the six months ended June 30, 2003. This decrease in cost of sales as a percentage of net sales was due to improved manufacturing utilization and an increase in pillow net sales as a percentage of our total net sales. We generally experience higher margins on our pillows than on our mattresses and, accordingly, our cost of sales as a percentage of our net sales is affected by changes in our product sales mix. Our Domestic cost of sales increased to $64.7 million for the six months ended June 30, 2003 as compared to $35.1 million for the six months ended June 30, 2002, an increase of $29.6 million, or 84.3%. Our International cost of sales increased to $33.9 million for the six months ended June 30, 2003 as compared to $26.8 million for the six months ended June 30, 2002, an increase of $7.1 million, or 26.5%, excluding eliminations for sales from the International segment to the Domestic segment.

Selling Expenses.    Selling expenses include advertising and media production associated with our direct channel, other marketing materials such as catalogs, brochures, videos, product samples, direct customer mailings and point of purchase materials, and sales force compensation and customer service. We also include in selling expenses our new product development costs associated with market research and testing for new products. Selling expenses increased to $49.4 million for the six months ended June 30, 2003 as compared to $33.3 million for the six months ended June 30, 2002, an increase of $16.1 million, or 48.3%, but decreased as a percentage of net sales to 22.6% during the six months ended June 30, 2003 from 25.7% for the six months ended June 30, 2002. The increase in the dollar amount of selling expenses was due to additional spending on advertising, sales compensation and point of purchase materials. The decrease as a percentage of net sales was primarily due to an increase in the net sales of our retail channel to $135.4 million for the six months ended June 30, 2003 as compared to $73.5 million for the six months ended June 30, 2002, an increase of $61.9 million or 84.2%. This increase was due primarily to an increase in net sales in our retail channel, as a percentage of total net sales, to 61.9% of total net sales for the six months ended June 30, 2003 as compared to 56.6% of total net sales for the six months ended June 30, 2002. Our retail channel has lower selling expenses than our other channels on a combined basis and, accordingly, our selling expenses as a percentage of our net sales will be affected by the level of our retail sales as a percentage of our total sales.

General and Administrative and Other.    General and administrative and other expenses include management salaries; information technology; professional fees; depreciation of furniture and fixtures, leasehold improvements and computer equipment; expenses for finance, accounting, human resources and other administrative functions; and research and development costs associated with our new product developments. General and administrative and other expenses increased to $19.7 million for the six months ended June 30, 2003 as compared to $15.5 million for the six months ended June 30, 2002, an increase of $4.2 million, or 27.1%, but decreased as a percentage of net sales to 9.0% during the six months ended June 30, 2003 from 12.0% for the six months ended June 30, 2002. The increase was due to additional spending on corporate overhead expenses, including information technology and professional services. The decrease as a percentage of sales was due to increased operating leverage from fixed administrative and research and development costs.

Interest Expense, Net.    Interest expense, net includes the interest costs associated with our senior and mezzanine debt facilities and the amortization of deferred financing costs related to those facilities. Interest expense, net increased to $8.2 million for the six months ended June 30, 2003 as compared to $3.7 million for the six months ended June 30, 2002, an increase of $4.5 million. This increase was due to higher average debt levels. In 2003, we entered into an interest rate cap agreement that effectively capped $60.0 million of our floating-rate debt at an interest rate of 5% plus applicable margin through March 2006. We are required under our existing credit agreements to hedge at least $60.0 million of our floating rate senior term debt.

Income Tax Provision.    Our income tax provision includes income taxes associated with taxes currently payable and deferred taxes and includes the impact of the utilization of foreign tax credits associated with our foreign earnings and profits and net operating losses for certain of our foreign operations. Our effective income tax rates in 2003 and 2002 differed from the federal statutory rate principally because of the effect of certain foreign tax rate differentials, state and local income taxes, valuation allowances on foreign net operating losses and foreign tax credits. Our effective tax rate for the six months ended June 30, 2003 and June 30, 2002 was approximately 37.0% and 47.8%, respectively. Our effective tax rate between the six month periods has decreased principally as a result of decreasing foreign net operating losses, which are fully reserved and a decrease in Subpart F income.

Combined 2002 Compared With Year Ended December 31, 2001

Net Sales.    Net sales were $298.0 million for combined 2002 as compared to $221.5 million for the year ended December 31, 2001, an increase of $76.5 million, or 34.5%. The increase in net sales was attributable to growth in Domestic net sales to $165.3 million for combined 2002, as compared to $113.2 million for the year ended December 31, 2001, an increase of $52.1 million, or 46.0%, and an increase in International net sales to $132.7 million for combined 2002, as compared to $108.3 million for the year ended December 31, 2001, an increase of $24.4 million, or 22.5%. Growth in Domestic net sales was due primarily to an increase in net sales in our retail channel of $40.6 million and an increase in net sales in our direct channel of $8.2 million. Growth in International net sales was affected by the general economic slowdown in Europe. However, net sales in Japan, consisting primarily of pillows, continued to be strong with an increase in net sales of 51.2% for combined 2002 over the year ended December 31, 2001.

Cost of Sales.    Cost of sales increased to $148.0 million for combined 2002 as compared to $107.6 million for the year ended December 31, 2001, an increase of $40.4 million, or 37.6%. The increase is primarily due to increased plant capacity with the addition of our United States manufacturing facility in July 2001. Our cost of sales as a percentage of total net sales increased to 49.7% for combined 2002 as compared to 48.6% for the year ended December 31, 2001, due primarily to fixed capacity costs in our United States manufacturing facility, partially offset by a reduction in importation duties to the United States as a result of the commencement of operations at our United States manufacturing facility.

Selling Expenses.    Selling expenses increased to $74.9 million for combined 2002 as compared to $52.1 million for the year ended December 31, 2001, an increase of $22.8 million or 43.8%, and increased as a percentage of net sales to 25.1% for combined 2002 as compared to 23.5% for the year ended December 31, 2001. The increase was due to additional spending on direct sales advertising, sales compensation, point of purchase materials provided to the indirect channel and market research related to new product development. The increase as a percentage of net sales was primarily due to an increase in use of television advertising.

General and Administrative and Other.    General and administrative and other expenses increased to $35.0 million for combined 2002 as compared to $31.5 million for the year ended December 31, 2001, an increase of $3.5 million, or 11.1%, but decreased as a percentage of net sales to 11.8% for combined 2002 as compared to 14.2% for the year ended December 31, 2001. The increase was due to additional spending on corporate overhead expenses of $0.2 million, including information technology and professional services, and was partially offset by a decrease of $0.7 million due to the adoption of FAS 142 during the first quarter 2002, as we no longer record amortization expense for goodwill and indefinite-lived intangibles.

Interest Expense, Net.    Interest expense, net increased to $9.2 million for combined 2002 as compared to $6.6 million for the year ended December 31, 2001, an increase of $2.6 million, or 39.4%. This increase was due to higher average debt levels. During the fourth quarter of 2002, we completed the Tempur acquisition, which included $220.0 million of new senior and mezzanine debt facilities to fund the Tempur acquisition and to fund the continued growth of Tempur World’s operations.

Income Tax Provision.    Our effective income tax rates in 2003 and combined 2002 differed from the federal statutory rate principally because of the effect of certain foreign tax rate differentials, state and local income taxes and foreign tax credits. Our effective tax rate for combined 2002 was approximately 43.8%

compared to approximately 49.5% in 2001. This lower effective tax rate for combined 2002 compared to 2001 was primarily due to the utilization of foreign tax credits and to the fact that we no longer amortize goodwill which was previously a non-deductible item for tax purposes.

Year Ended December 31, 2001 Compared With Year Ended December 31, 2000

Net Sales.    Net sales for the year ended December 31, 2001 were $221.5 million, as compared to $162.0 million for the year ended December 31, 2000, an increase of $59.5 million, or 36.7%. The increase in net sales was attributable to growth in Domestic net sales to $113.2 million for the year ended December 31, 2001 as compared to $74.1 million for the year ended December 31, 2000, an increase of $39.1 million, or 53.0%, and an increase in International net sales to $108.3 million for the year ended December 31, 2001 as compared to $87.9 million for the year ended December 31, 2000, an increase of $20.4 million, or 23.2%. The increase in Domestic net sales was attributable primarily to an increase in net sales in our retail channel of $17.7 million and an increase in net sales in our direct channel of $18.3 million, and the increase in International net sales was attributable to an increase in net sales in our retail channel of $21.4 million.

Cost of Sales.    Cost of sales increased to $107.6 million for the year ended December 31, 2001 as compared to $89.4 million for the year ended December 31, 2000, an increase of $18.2 million, or 20.4%, but decreased as a percentage of net sales to 48.6% for the year ended December 31, 2001 from 55.2% for the year ended December 31, 2000. This decrease as a percentage of net sales was primarily due to payments made during 2000 under a license agreement with Tempur World’s former parent company, Fagerdala Industri, AB, of $10.5 million, which was terminated at the end of 2000. Additionally, cost of sales was affected by increased plant capacity with the addition of our United States manufacturing facility in July 2001, because our new United States facility did not become operational until fourth quarter 2001.

Selling Expenses.    Selling expenses increased to $52.1 million for the year ended December 31, 2001 as compared to $29.6 million for the year ended December 31, 2000, an increase of $22.5 million or 76.0%, and increased as a percentage of net sales to 23.5% for the year ended December 31, 2001 from 18.3% for the year ended December 31, 2000. The increase was due to additional spending on direct sales advertising, increased direct customer mailings, sales compensation and market research related to new product development. The increase as a percentage of net sales was primarily due to an increase in the number of direct customer mailings.

General and Administrative and Other.    General and administrative and other expenses increased to $31.5 million for the year ended December 31, 2001 as compared to $20.5 million for the year ended December 31, 2000, an increase of $11.0 million, or 53.7%, and increased as a percentage of net sales to 14.2% for the year ended December 31, 2001 from 12.6% for the year ended December 31, 2000. The increase was due to spending on the formation and operation of our corporate headquarters in the United States and overhead expenses including information technology investments and professional services, and was partially offset by a decrease of $0.5 million due to certain identifiable intangibles being fully amortized during 2001.

Interest Expense, Net.    Interest expense, net increased to $6.6 million for the year ended December 31, 2001 as compared to $2.2 million for the year ended December 31, 2000, an increase of $4.4 million, primarily due to increased average debt levels. During the third quarter of 2001, Tempur World completed a financing transaction of $115.0 million of a new senior credit facility to provide long-term financing for the new United States manufacturing operations and the repurchase of stock from certain stockholders. Included in interest expense, net was $0.2 million of amortization related to deferred financing costs for the year ended December 31, 2001 that was being amortized over the life of our outstanding senior credit facility.

Income Tax Provision.    Our effective income tax rates in 2001 and 2000 differed from the federal statutory rate principally because of the effect of certain foreign tax rate differentials, state and local income taxes and foreign tax credits. Our effective tax rate for 2001 was approximately 49.5% compared to approximately 34.7% in 2000. This higher effective tax rate for 2001 compared to 2000 was primarily due to an increase in deferred tax asset valuation allowances for certain foreign net operating losses, limitations on the deductibility of charitable contributions and Subpart F income from foreign operations.

Liquidity and Capital Resources

Liquidity

At June 30, 2003, we had working capital of $(3.1) million including cash and cash equivalents of $8.0 million as compared to working capital of $31.3 million including $12.7 million in cash and cash equivalents as of December 31, 2002. The $4.7 million decrease in cash and cash equivalents was primarily related to continuing investments in working capital. The $34.4 million decrease in working capital was driven primarily by the accrual of the payment of the deferred purchase price in accordance with the terms of the Tempur acquisition.

Our principal sources of funds are cash flows from operations and borrowings under our United States and European revolving credit facilities. Our principal use of funds consists of capital expenditures and payments of principal, and interest on our outstanding senior debt facilities. Capital expenditures totaled $11.1 million for combined 2002 and $6.7 million for the six months ended June 30, 2003. We expect 2003 capital expenditures to be approximately $25.0 million, including the $18.0 million associated with the expansion of our United States manufacturing facility and approximately $5.0 million related to maintenance of our existing assets. To date, we have spent $18.2 million of this amount. In November 2002, in connection with the Tempur acquisition, we obtained from a syndicate of lenders a $170.0 million senior secured credit facility under United States and European term loans and long-term revolving credit facilities. Additionally, we obtained a total of $50.0 million of 12.5% senior subordinated unsecured debt financing under United States and European term loans, all of which was drawn upon at the inception of this facility to fund a portion of the various payments required in connection with the Tempur acquisition. At June 30, 2003, we had approximately $38.2 million available under our United States and European revolving credit facilities. Our net weighted-average borrowing cost was 5.9% for combined twelve months 2002 and 6.2% for the year ended December 31, 2001, and 7.2% and 5.7% for the six months ended June 30, 2003 and June 30, 2002, respectively.

Our cash flow from operations increased to $35.1 million for combined 2002 as compared to $19.7 million for the year ended December 31, 2001, an increase of $15.4 million, or 78.2%. This increase resulted primarily from improved net income and working capital management. Our cash flow from operations increased to $23.0 million for the six months ended June 30, 2003 as compared to $10.0 million for the six months ended June 30, 2002, an increase of $13.0 million, or 130%. This increase in operating cash flows was primarily the result of increased net income, partially offset by increased investment in inventory as we continue to build up inventories in anticipation of our expanded capacity at our United States manufacturing facility becoming operational, which we expect will occur in the first quarter of 2004.

Net cash used in investing activities for combined 2002 and the years ended December 31, 2001 and 2000 was $6.5 million, $34.9 million and $27.0 million, respectively. Investing activities consisted primarily of purchases of property and equipment related to investment in information technology and ongoing plant expenditures in all periods. The net cash used in investing activities was significantly higher in 2000 and 2001 than for combined 2002 because of the timing of the costs associated with the expansion of our Danish manufacturing facility and the construction of our new United States manufacturing facility. In May 2000, we began construction of our United States manufacturing facility. Capital expenditures in 2001 and 2000 included the cost to construct this facility, the equipment used in the facility and new equipment in our manufacturing facility in Denmark. Total capital expenditures in combined 2002 were $11.1 million, and proceeds from the sale of our United Kingdom distribution facility was $5.3 million.

Cash flow provided by financing activities decreased to $12.6 million for the year ended December 31, 2001 as compared to cash flow provided by financing activities of $34.3 million for the year ended December 31, 2000, a decrease of $21.7, or 63.3%. This decrease was caused by repayment of long-term debt. Cash flow used in financing activities increased to $23.9 million for combined 2002 as compared to cash flow provided by financing activities of $12.6 million for the year ended December 31, 2001, an increase of $36.5 million or 289.7%. This increase is due to the repayment of our long-term credit facilities. On November 1, 2002, in connection with the Tempur acquisition, we refinanced all of Tempur World’s existing credit facilities and issued new debt totaling $200.0 million to fund the Tempur acquisition. Cash flow used by financing activities increased to $21.9 million for the six months ended June 30, 2003 as compared to $13.7 million for the six months ended June 30, 2002, an increase of $8.2 million or 59.8%. This increase is due primarily to the repayment of our long-term credit facilities.

Capital Expenditures

Due to the continued growth in our business, in March 2003, we began construction on a $20.0 million addition to our United States manufacturing facility to support the continuing growth in mattress sales and to provide needed capacity to meet future demand for our products. We expect total capital expenditures related to this expansion to be $18.0 million for 2003. We spent $4.1 million in capital expenditures related to this expansion through June 30, 2003. The additional production capacity at our United States manufacturing facility will allow us to significantly increase our mattress manufacturing capacity. Additionally, we plan to begin expanding mattress production capacity in our Denmark manufacturing facility in the fourth quarter of 2004 to meet the demands for our international operations. We expect total capital expenditures related to that expansion to be $20.0 million in 2004.

In May 2003, we engaged a site selection firm to assist us in selecting a location for our third manufacturing facility, which we expect to be located in North America. This facility is currently expected to require capital expenditures of approximately $45.0 million and to be completed by the fourth quarter of 2006. This facility will provide additional capacity to meet anticipated future demand.

Debt Service

Amended Senior Credit Facilities.    In connection with the recapitalization, we entered into amended senior credit facilities on the terms described below.

Our amended senior credit facilities provide a total of $270.0 million in financing, consisting of:

•	a $20.0 million United States revolving credit facility;

•	a $30.0 million United States term loan A facility;

•	a $135.0 million United States term loan B facility (the United States revolving credit facility and the United States term loans are collectively referred to herein as the “United States Facility”);

•	a $20.0 million European revolving credit facility; and

•	a $65.0 million European term loan A facility (the European revolving credit and the European term loan are collectively referred to herein as the “European Facility”).

Our revolving credit facilities and our term loan A facilities mature in 2008 and our term loan B facility matures in 2009.

Borrowing availability under the United States and European revolving credit facilities is subject to a borrowing base, as defined in the loan agreement. Each of the United States and European revolving facilities also provide for the issuance of letters of credit to support local operations. Allocations of the United States and European revolving facilities to such letters of credit will reduce the amounts available to be borrowed under their respective facilities.

Subject to exceptions for reinvestment of proceeds, we are required to prepay outstanding loans under our amended senior credit facilities with the net proceeds of certain asset dispositions, condemnation settlements and insurance settlements from casualty losses, issuances of certain equity and a portion of excess cash flow.

We may voluntarily prepay loans or reduce commitments under our amended senior credit facilities, in whole or in part, subject to minimum amounts. If we prepay Eurodollar rate loans other than at the end of an applicable interest period, we will be required to reimburse lenders for their redeployment costs.

The amended senior credit facilities contain negative and affirmative covenants and requirements affecting us and our domestic and foreign subsidiaries that we create or acquire, with certain exceptions set forth in our amended credit agreement. Our amended senior credit facilities contain the following negative covenants and restrictions, among others: restrictions on liens, real estate purchases, sale-leaseback transactions, indebtedness, dividends and other restricted payments, guarantees, redemptions, liquidations, consolidations and mergers, acquisitions, asset dispositions, investments, loans, advances, changes in line of business, formation of new subsidiaries, changes in fiscal year, transactions with affiliates, amendments to charter, by-laws and other material documents, hedging agreements and intercompany indebtedness.

The amended senior credit facilities contain the following affirmative covenants, among others: delivery of financial and other information to the administrative agent, compliance with laws, maintenance of properties, licenses and insurance, access to books and records by the lenders, notice to the administrative agent upon the occurrence of events of default, material litigation and other events, conduct of business and existence, payment of obligations, maintenance of collateral and maintenance of interest rate protection agreements.

The incremental proceeds of our amended senior credit facilities were used along with the proceeds from the offering of the senior subordinated notes and cash on hand to fund the recapitalization and provide working capital.

Senior Subordinated Notes.    Pursuant to the terms of the indenture, TWI’s indirect, wholly-owned subsidiaries, Tempur-Pedic, Inc. and Tempur Production USA, Inc., issued senior subordinated notes in the aggregate principal amount of $150.0 million. The senior subordinated notes will mature on August 15, 2010.

Tempur-Pedic, Inc. and Tempur Production USA, Inc. are permitted to redeem some or all of the senior subordinated notes at any time after August 15, 2007 at specified redemption prices.

If Tempur-Pedic, Inc., Tempur Production USA, Inc., TWI or any of TWI’s other restricted subsidiaries sell certain assets or experience specific kinds of changes of control, Tempur-Pedic, Inc. and Tempur Production USA, Inc. must offer to repurchase the senior subordinated notes at the prices, plus accrued and unpaid interest, and additional interest, if any, to the date of redemption specified in the indenture.

The indenture governing the senior subordinated notes contains certain negative and affirmative covenants and requirements affecting us and our subsidiaries that we create or acquire. Subject to certain important exceptions and qualifications set forth in the indenture, these covenants limit the ability of Tempur-Pedic, Inc., Tempur Production USA, Inc., TWI and the restricted subsidiaries to incur additional indebtedness, pay dividends or make other distributions, make other restricted payments and investments, create liens, incur restrictions on the ability of our restricted subsidiaries to pay dividends or make other payments, sell assets, including capital stock of our restricted subsidiaries, merge or consolidate with other entities, and enter into transactions with affiliates.

Future Liquidity Sources

Our primary sources of liquidity are cash flow from operations and borrowings under our revolving credit facilities. We expect that ongoing requirements for debt service and capital expenditures will be funded from these sources. We incurred substantial indebtedness in connection with the recapitalization, including as a result of the issuance of the senior subordinated notes. Upon completion of the recapitalization, on a pro forma basis as of June 30, 2003, we had approximately $391.8 million of indebtedness outstanding, excluding letters of credit, as compared to $178.1 million of indebtedness outstanding as of June 30, 2003. In addition, upon completion of the recapitalization, on a pro forma basis as of June 30, 2003, we had stockholders’ equity of approximately $8.9 million as compared to stockholders’ equity of $180.6 million as of June 30, 2003. Our significant debt service obligations following the recapitalization could, under certain circumstances, have material consequences to our security holders, including holders of the senior subordinated notes. Total cash interest payments related to our amended senior credit facilities and the senior subordinated notes is expected to be in excess of approximately $25.9 million annually. The scheduled installments for principal payments on our term loans under our amended senior credit facilities (as currently in effect) total to $5.9 million in 2003, $11.9 million in 2004, $15.4 million in 2005, $15.4 million in 2006, $22.4 million in 2007 and $165.5 million thereafter.

Based upon the current level of operations and anticipated growth, we believe that cash generated from operations and amounts available under the revolving credit facilities will be adequate to meet our anticipated debt services requirements, capital expenditures and working capital needs for the foreseeable future. There can be no assurance, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available under the senior credit facilities or otherwise to enable us to service our indebtedness, including the senior credit facilities and the senior subordinated notes, or to make anticipated capital expenditures.

Contractual Obligations

Our contractual obligations and other commercial commitments as of June 30, 2003 after giving effect for the recapitalization completed in August 2003 are summarized below:

Contractual Obligations	2003	2004	2005	2006	2007	After 2007	Total Obligations
($ in millions)
Long-term Debt(1)	$12.4	$13.9	$15.7	$19.2	$24.7	$296.3	$382.2
Operating Leases	2.8	2.4	1.9	1.6	1.5	3.7	13.9

Total	$15.2	$16.3	$17.6	$20.8	$26.2	$300.0	$396.1

(1)	The long-term debt data give effect to the repayment of $177.4 million of long term debt in connection with the recapitalization in August 2003 and the incurrence of new long-term debt obligations of $382.2 million.

Impact of Recently Issued Accounting Pronouncements

In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (SFAS 145). SFAS 145 was effective January 1, 2003. SFAS 145 eliminates the required classification of gain or loss on extinguishment of debt as an extraordinary item of income and states that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board Opinion No. 30, “Reporting Results of Operations” (APB 30). SFAS 145 also requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions, and makes various other technical corrections to existing pronouncements.

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146). This statement nullifies Emerging Issues Task Force Issue 94-3 (Issue 94-3), “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires that a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. We do not expect the adoption of SFAS 146 to have a material impact on our consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34” (FIN 45). FIN 45 elaborates on the disclosures to be made regarding obligations under certain issued guarantees by a guarantor in interim and annual financial statements. It also clarifies the requirement of a guarantor to recognize a liability at the inception of the guarantee at the fair value of the obligation. FIN 45 does not provide specific guidance for subsequently measuring the guarantor’s recognized liability over the term of the guarantee. The provisions relating to the initial recognition and measurement of a liability are applicable on a prospective basis for guarantees issued or modified subsequent to December 31, 2002. The disclosure requirements of FIN 45 are effective for interim and annual financial statements for periods ending after December 15, 2002. This did not have a significant impact on our consolidated financial statements.

In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21). EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We do not expect the adoption of EITF No. 00-21 to have a material impact on our consolidated financial statements.

In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement 123” (SFAS 148), which was effective on December 31, 2002. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, it amends the disclosure requirements of SFAS 123 to require prominent disclosures about the method of accounting for stock-based compensation and the effect of the method on reported results. The provisions regarding alternative methods of transition do not apply to us, which accounts for stock-based compensation using the intrinsic value method. The disclosure provisions have been adopted. We do not believe that the adoption of this Statement will have a significant impact on our consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin (“ARB”) No. 51” (FIN 46). FIN 46 requires a variable interest entity (“VIE”) to be consolidated by the primary beneficiary of the entity under certain circumstances. FIN 46 is effective for all new VIEs created or acquired after January 31, 2003. On October 10, 2003, the FASB issued Staff Position (FSP) FIN 46-6, “Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities,” (the FSP). The FSP is a broad-based deferral of the effective date of FIN 46 for VIEs created or acquired prior to February 1, 2003 until the end of periods ending after December 15, 2003. Although we do not expect FIN 46 to have a material impact on our consolidated financial statements, we are continuing to evaluate our interest in other entities in accordance with this complex interpretation.

In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS 149). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The new guidance amends SFAS 133 for decisions made: (a) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS 133, (b) in connection with other FASB projects dealing with financial instruments, and (c) regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an “underlying” and the characteristics of a derivative that contains financing components. The amendments set forth in SFAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 (with a few exceptions) and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. We do not believe that the adoption of this Statement will have a significant impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150). SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new guidance requires that those instruments be classified as liabilities in statements of financial position. At the present time, SFAS 150 is not expected to have an impact on our consolidated financial statements because we do not have financial instruments that are within the scope of this pronouncement.

Foreign Currency Exposures

Our earnings, as a result of our global operating and financing activities, are exposed to changes in foreign currency exchange rates, which may adversely affect our results of operations and financial position. A sensitivity analysis indicates that if the exchange rate of the United States Dollar to foreign currency at June 30, 2003 increased by 10%, we would incur losses of approximately $2.3 million on foreign currency forward contracts outstanding at June 30, 2003. Such losses would be largely offset by gains from the revaluation or settlement of the underlying positions economically hedged. This calculation assumes that each exchange rate would change in the same direction relative to the United States Dollar.

Within the normal course of business, we use derivative financial instruments principally to manage the exposure to changes in the value of certain foreign currency denominated assets and liabilities of our Denmark manufacturing operations. Gains and losses are recognized currently in the results of operations and are generally offset by losses and gains on the underlying assets and liabilities being hedged. Gains and losses on these contracts generally offset losses and gains on our foreign currency receivables and foreign currency debt. We do not hedge the effects of foreign exchange rates fluctuations on the translation of its foreign results of operations or financial position, nor do we hedge exposure related to anticipated transactions.

We do not apply hedge accounting to the foreign currency forward contracts used to offset currency-related changes in the fair value of foreign currency denominated assets and liabilities. These contracts are marked-to-market through earnings at the same time that the exposed assets and liabilities are remeasured through earnings. Our currency forward contracts are denominated in United States Dollars, British Pound Sterling and Japanese Yen, each against the Danish Krone.

Interest Rate Risk

We are exposed to changes in interest rates. All of our indebtedness under our amended senior credit facilities is variable rate debt. Interest rate changes therefore generally do not affect the market value of such debt but do impact the amount of our interest payments and therefore, our future earnings and cash flows, assuming other factors are held constant. Assuming we had completed the recapitalization, and applied the proceeds as intended as of June 30, 2003, we would have variable rate debt of approximately $236.5 million. Holding other variables constant including levels of indebtedness, a one hundred basis point increase in interest rates on our variable rate debt would have an estimated impact on income before income taxes for the next year of approximately $2.4 million. We are required under the terms of our existing senior credit facilities, and we are required under the terms of our amended senior credit facilities, to have at least $60.0 million of our total indebtedness subject to either a fixed interest rate or interest rate protection for a period of not less than three years within 60 days from the date of the closing of the recapitalization.

In January 2003, we paid a premium to purchase two three-year interest rate caps for the purpose of protecting $60.0 million of the existing variable interest rate debt outstanding, at any given time, against LIBOR rates rising above 5%. Under the terms of the interest rate caps, we have paid a premium to receive payments based on the difference between 3-month LIBOR and 5% during any period in which the 3-month LIBOR rate exceeds 5%. The interest rate caps settle on the last day of March, June, September and December until expiration.

As a result of entering into the interest rate caps, we have mitigated our exposure to interest rate fluctuations above the predetermined level. As the interest payments on long-term debt are based on 3-month LIBOR and we receive a payment based on the difference between the set ceiling (5%) and 3-month LIBOR from the interest rate cap counter-party, we have eliminated any impact to rising interest rates above the stated ceiling, for an amount equal to $60.0 million of our total debt outstanding.

The fair value carrying amount of these instruments was $0.1 million at December 31, 2001, $(2.0) million at December 31, 2002 and $0.5 million at June 30, 2003, which is recorded as follows:

	December 31, 2001	December 31, 2002	June 30, 2003
($ in millions)
Foreign exchange receivable	$0.1	$—	$0.4
Foreign exchange payable	—	(2.0)	—
Interest rate caps	—	—	0.1

Total	$0.1	$(2.0)	$0.5

BUSINESS

General

We are a rapidly growing, vertically-integrated manufacturer, marketer and distributor of premium visco-elastic foam mattresses and pillows that we sell globally in 54 countries primarily under the Tempur® and Tempur-Pedic® brands. We believe our premium mattresses and pillows are more comfortable than standard bedding products because our proprietary visco-elastic foam is temperature sensitive, has a high density and conforms to the body to therapeutically align the neck and spine, thus reducing neck and lower back pain, two of the most common complaints about other sleep surfaces. In April 2003, Consumers Digest named one of our products among the eight “best buys” of the mattress industry in the applicable price range in recognition of the strong value it provides to consumers. Consumer surveys commissioned on our behalf over the last several years have indicated that our products achieve satisfaction ratings generally ranging from 80% to 92%. Since 2000, our total net sales have grown at a compound annual rate of approximately 36% and for the twelve months ended June 30, 2003, we had total net sales of $387.0 million.

While most standard mattress companies offer pricing discounts through a single channel, we sell our premium mattresses and pillows through multiple channels at full prices. We sell our products through four distribution channels: retail (furniture and specialty stores, as well as department stores internationally); direct (direct response and internet); healthcare (chiropractors, medical retailers, hospitals and other healthcare channels); and third party distributors. In the United States, we sell a majority of our mattresses and pillows through furniture and specialty retailers. We also have a direct response business that generates product sales and enhances awareness of our brand. International sales account for approximately 45% of our total net sales, with the United Kingdom, Germany, France, Spain and Japan representing our largest markets. In Asia, our net sales consist primarily of pillows. Internationally, in addition to sales through our retail channel, we sell a significant amount of our products through the healthcare channel and third party distributors.

Market Opportunity

Global Mattress Market

The International Sleep Products Association (ISPA) estimates that the United States wholesale market for mattresses and foundations in 2002 was approximately $4.8 billion. We believe the international mattress market is generally the same size as the domestic mattress market. The international market consists primarily of sales in Canada and Europe. According to ISPA, from 1991 to 2002 mattress units sales grew in the United States at an average of approximately 500,000 units annually, with 21.5 million mattress units sold in the United States in 2002. We believe a similar number of mattress units were sold outside the United States in 2002. ISPA further estimates that approximately 20% of those mattress units were sold at retail price points greater than $1,000, which is the premium segment of the market we target. According to ISPA, the premium segment of the market grew in the United States at an annual rate of 32% in 2002, and is the fastest-growing segment of this market.

Most standard mattresses are made using innersprings and most innerspring mattresses are sold for under $1,000, primarily through retail furniture and bedding stores. Alternatives to standard and premium innerspring mattresses include visco-elastic and other foam mattresses, airbeds and waterbeds. Four large manufacturers (Sealy Corporation, Serta, Inc., Simmons Company and The Spring Air Company) dominate the standard innerspring mattress market in the United States, accounting for approximately 60% of wholesale mattress dollar sales in 2001 according to Furniture/Today, a trade publication. The balance of the United States wholesale mattress market is fragmented, with a large number of other manufacturers, many of which operate primarily on a regional basis. Standard innerspring mattresses represent approximately 80% of the overall mattress market in the United States.

The medical community is also a large consumer of mattresses to furnish hospitals and nursing homes. In the United States, there are approximately 15,400 nursing homes and 5,000 hospitals with a total bed count in excess of 2.7 million. Medical facilities typically purchase twin mattresses with standard operating functions such as adjustable height and mechanisms to turn patients to prevent pressure ulcers (or bedsores). We believe demographic trends suggest that as the population ages, the healthcare market for mattresses will continue to grow.

Global Pillow Market

Based on our market research, we estimate that the United States retail market for pillows is approximately $1.1 billion. The United States pillow market has a traditional and specialty segment. Traditional pillows are generally made of low cost foam or feathers, other than down. Specialty pillows include all alternatives to traditional pillows, including visco-elastic and other foam, sponge rubber and down. We estimate that specialty pillows accounted for approximately 27%, or $300.0 million, of retail sales in the United States in 1999. We believe the international pillow market is generally the same size as the domestic pillow market.

Our Market Position

We believe we are the leading global manufacturer, marketer and distributor of visco-elastic foam mattresses and pillows, and we estimate we had an approximate 70% market share in 2002 in both the United States and globally. We believe consumer demand for our premium products in the United States is being driven primarily by increased housing and home furnishing purchases by the baby boom generation; significant growth in our core demographic market as the baby boom generation ages; increased awareness of the health benefits of a better quality mattress; and the shifting consumer preference from firmness to comfort. Our net sales of mattresses, including overlays, have increased from $79.3 million in 2000 to $156.0 million in 2002 (a 40.3% compound annual growth rate), and net sales of pillows have increased from $63.1 million in 2000 to $91.2 million in 2002 (a 20.3% compound annual growth rate). As consumers continue to prefer alternatives to standard innerspring mattresses, our products become more widely available, and our brand gains broader consumer recognition, we expect our premium products will continue to attract sales away from the standard mattress market.

Competitive Strengths

We believe we are well-positioned for continued growth in our target markets, and that the following competitive strengths differentiate us from our competitors:

Superior Product Offering.    Our proprietary visco-elastic foam mattresses and pillows contour to the body more naturally and provide better spinal alignment, reduced pressure points, greater relief of lower back and neck pain and better quality sleep than traditional bedding products. We believe the benefits of our products have become widely recognized, as evidenced by the more than 25,000 healthcare professionals who recommend our products, and the approval of one or more of our products for purchase or reimbursement by the government healthcare agencies in several European countries. Consumer surveys commissioned on our behalf over the last several years indicate that our products achieve satisfaction ratings generally ranging from 80% to 92%. Net sales of our mattresses, including overlays, have increased from $116.8 million in 2001 to $156.0 million in 2002, and net sales of our pillows have increased from $75.3 million in 2001 to $91.2 million in 2002. Further, we continue to leverage our unique and proprietary manufacturing process to develop new products and refine existing products to meet the changing demands and preferences of consumers. Our innovative products distinguish us from the major manufacturers of standard innerspring mattresses and traditional pillows in the United States, which we believe offer generally similar products and must compete primarily on price.

Increasing Global Brand Awareness.    We believe consumers in the United States and internationally increasingly associate our brand name with premium quality products that enable better overall sleep. We sell our products in 54 countries primarily under the Tempur® and Tempur-Pedic® brands. Our Tempur brand has been in existence since 1991, and we believe its global recognition is reinforced by our high level of customer satisfaction. One of our products was recently ranked among the eight “best buys” of the mattress industry in the applicable price range by Consumers Digest, a recognition awarded to products that provide strong value to consumers. In addition, we believe our direct response business and associated multi-channel advertising in our domestic and international markets have enhanced awareness of our brand. We believe that our major competitors in the United States have limited brand awareness outside of the United States and our major international competitors have limited brand awareness outside of their respective regions.

Diversified Product Offerings Sold Globally Through Multiple Distribution Channels.    We believe we have a highly-diversified, well-balanced business model, which provides us with a competitive advantage over our major competitors, which primarily sell standard innerspring mattresses or traditional pillows in the United States almost exclusively through retail furniture and bedding stores. In contrast, for the combined twelve months ended December 31, 2002, mattress, pillow and other product sales, primarily adjustable beds, represented 52%, 31% and 17%, respectively, of our total net sales. For the combined twelve months ended December 31, 2002, our retail channel represented 60% of total net sales, with our direct, healthcare and third party distributor channels representing 19%, 14% and 7%, respectively. Domestic and International operations generated 55% and 45%, respectively, of net sales for the combined twelve months ended December 31, 2002.

Strong Financial Performance.    Over the last several years, our highly-diversified, well-balanced business model has enabled us to achieve rapidly growing revenues and strong gross and operating margins, with low maintenance capital expenditure and working capital requirements. Further, our vertically-integrated operations generated an average of approximately $340,000 in net sales per employee in 2002, which is more than 1.5 times the average for three of the major bedding manufacturers in the United States. For the year ended December 31, 2002, our gross margin exceeded 50% on net sales of $298.0 million. Our strong financial performance gives us the flexibility to invest in our manufacturing operations, enhance our sales force and marketing, invest in information systems and recruit talented management and other personnel.

Significant Growth Opportunities.    We believe our competitors in the United States standard innerspring mattress market have penetrated the majority of their addressable channels and, therefore, have limited growth opportunities in their core markets. In contrast, we have penetrated only a small percentage of our addressable market. For example, we currently sell our products in approximately 2,500 furniture retail stores in the United States, out of a total of approximately 9,000 stores we have identified as appropriate targets. Similarly, we currently sell our products in approximately 2,500 furniture retail stores outside the United States, out of a total of approximately 7,000 stores we have identified as appropriate targets. Furthermore, we have recently begun to expand our direct response business in our European markets, based on our similar, successful initiatives in the United States and in the United Kingdom, to reach a greater number of consumers and increase our brand awareness. In addition, we currently supply only a small percentage of the approximately 15,400 nursing homes and 5,000 hospitals in the United States (with approximately 2.7 million beds). As this healthcare market expands over time, we expect our growth potential in this market will also increase.

Management Team with Proven Track Record.    Since launching our United States operations in 1992, Robert Trussell, Jr., has helped grow our company from its early stages into a global business with approximately $387.0 million in total net sales for the twelve months ended June 30, 2003. Furthermore, Mr. Trussell has assembled a highly experienced management team with significant sales, marketing, consumer products, manufacturing, accounting and treasury expertise. From 2000 to 2002, our management team has:

•	further penetrated the United States market, with net sales in our Domestic segment growing from $74.1 million in 2000 to $165.3 million in net sales for the combined twelve months ended December 31, 2002;

•	achieved a compound annual sales growth rate of 36% from $162.0 million for our predecessor company for the year ended December 31, 2000 to $298.0 million in 2002;

•	expanded our market share in the premium segment of the global mattress industry;

•	successfully developed and constructed a manufacturing facility in the United States; and

•	improved the efficiency of our product distribution network.

The management team and certain key employees currently own approximately 12.4% of our common equity on a fully-diluted as-converted basis, after giving effect to the vesting of all outstanding options.

Our Strategy

Our goal is to become the leading global manufacturer, marketer and distributor of premium mattresses and pillows by pursuing the following key initiatives:

Maintain Focus on Core Products.    We believe we are the leading provider of visco-elastic foam mattresses and pillows, which we sell at attractive margins. We utilize a vertically-integrated, proprietary process to manufacture a comfortable, durable and high quality visco-elastic foam. Although this foam could be used in a number of different products, we are currently committed to maintaining our focus primarily on premium mattresses and pillows. We also plan to lead the industry in product innovation and sleep expertise by continuing to develop and market mattress and pillow products that enable better overall sleep and personalized comfort. This strategy has contributed to significant growth in net sales of both mattresses (40.2% compound annual growth rate) and pillows (20.3% compound annual growth rate) over the past three years. We believe our focused sales, marketing and product strategies will enable us to increase market share in the premium market, while maintaining our margins.

Continue to Build Global Brand Awareness.    We plan to continue to invest in increasing our global brand awareness through targeted marketing and advertising campaigns that further associate our brand name with better overall sleep and premium quality products. We estimate that our current advertising campaign yields 2.7 billion consumer “impressions” per month via television, radio, magazines and newspapers. Our high level of customer satisfaction further drives brand awareness through “word-of-mouth” marketing. Consumer surveys commissioned on our behalf over the last several years indicate that our products achieve satisfaction ratings generally ranging from 80% to 92%.

Further Penetrate U.S. Retail Channel.    In the United States, the retail sales division is our largest sales division. Of the 33,000 retail stores in the United States selling mattresses, we have established a target market of over 9,000 potential stores. We plan to build and maintain our base of furniture retailers including Jordan’s, Art Van and Haverty’s and specialty retailers including Brookstone, Relax-the-Back and Bed, Bath & Beyond. We target retail stores that have significant sales volumes, experience marketing premium products and a corporate image that is consistent with our efforts to further build our brand awareness. In order to continue to penetrate this channel, we have increased our salesforce and have increased the number of personnel who train retail salespersons to sell our products more effectively. We believe we are able to more effectively attract and retain retailers because our premium products provide retailers with higher per unit profits than standard innerspring products.

Continue to Expand Internationally.    We plan to increase sales growth internationally by further penetrating each of our existing distribution channels. We plan to expand our direct response business, which has increased both sales and brand awareness in the United States. We have already successfully introduced this program to the United Kingdom, and we intend to expand this program to our operations elsewhere in Europe and in Asia. In addition, we are focused on managing our third party distributors, including hiring regional sales managers, establishing training programs and expanding distribution. We will continue to promote our operations in Japan, which now represents a significant portion of our international business. In addition, we intend to further enhance sales growth in our retail channel by attracting new retailers that meet our criteria and by expanding sales within our existing customers’ retail stores through the introduction of new mattress and pillow products tailored for specific markets, continued investment in our brand and ongoing sales and product training and education.

Increase Growth Capacity.    We intend to continue to invest in our operating infrastructure to meet the requirements of our rapidly growing business. Currently, we manufacture our products in two highly automated, vertically-integrated facilities located in Aarup, Denmark and Duffield, Virginia. Over the past three years, we have invested more than $50.0 million to upgrade and expand these facilities. To accommodate our anticipated growth, we plan to invest an additional $75.0 to $100.0 million to increase productivity and expand manufacturing capacity during the next several years, including the development and construction of an additional manufacturing facility in North America. We also plan to continue to enhance our internal information technology systems and our product distribution network, as well as augment our personnel in management sales, marketing and customer service.

Our Products

Our proprietary visco-elastic foam mattresses and pillows contour to the body more naturally and enable better spinal alignment, reduced pressure points, greater relief of lower back and neck pain and better quality sleep compared to standard innerspring products and traditional pillows. Net sales of our mattresses, including overlays, increased from $116.8 million in 2001 to $156.0 million in 2002, and net sales of our pillows increased from $75.3 million in 2001 to $91.2 million in 2002.

Our high-quality, high-density, temperature-sensitive visco-elastic foam distinguishes our products from other products in the marketplace. Visco-elastic foam was originally developed by NASA in 1971 in an effort to relieve astronauts of the g-forces experienced during lift-off, and NASA subsequently made this formula publicly available. The NASA foam originally proved unstable for commercial use. However, after several years of research and development, we succeeded in developing a proprietary formulation and proprietary process to manufacture a stable, durable and commercially viable product. The key feature of our visco-elastic foam is its temperature sensitivity. It conforms to the body, becoming softer in warmer areas where the body is making the most contact with the foam and remaining firmer in cooler areas where less body contact is being made. As the material molds to the body’s shape, the body is supported in the correct anatomical position with the neck and spine in complete therapeutic alignment. The visco-elastic foam also has higher density than other foam, resulting in improved durability and enhanced comfort. In addition, clinical evidence indicates that our products are both effective and cost efficient for the prevention and treatment of decubitis, or bed sores, a major problem for elderly and bed-ridden patients.

Our core product offerings are:

Mattresses	Summary Description	Suggested U.S. Retail Price
Classic	• Composed of a patented multi-layered, heat sensitive, visco-elastic foam on top of a 4.5" high resiliency foam base (Airflow System™)	$999-$1,699

• Molds to the exact body shape of the user to evenly distribute weight and eliminate pressure points

• Recommended by over 25,000 healthcare professionals

Deluxe	• Composed of a patented multi-layered, heat sensitive, visco-elastic foam on top of two 3" high resiliency foam layers (Dual Airflow System™)	$1,249-$2,099

• Molds to the exact body shape of the user to evenly distribute weight and eliminate pressure points

• Specially designed to fit on platform frames

CelebrityBed	• Our highest profile bed, with a total height of 13 1/4".	$1,999-$2,999

•      Composed of a patented multi-layered, heat sensitive, visco-elastic foam on top of two 3" high resiliency foam layers (Dual Airflow System™), together with a pillowtop layer of six individual comfort sheets filling a specially designed cover.

• Molds to the exact body shape of the user to evenly distribute weight and eliminate pressure points.

Medical	• Designed to provide high level therapeutic pressure management for institutional and homecare providers	$999

• Proven to help prevent and treat pressure ulcers (bed sores)

• Features waterproof cover

Overlays	• Provides therapeutic, pressure-relieving support	$500-$950

• Ideally suited for camping, recreational vehicles and overnight guests

• Available in most standard sizes

Pillows

Comfort	• “Micro-cushions” fill a specially designed cover	$125

• Provides plush and pressure-relieving comfort in a luxurious, traditional pillow style

Cervical	• Therapeutic, dual-lobed design provides proper neck/ spine alignment	$70-$165

• Available in a variety of sizes

Millennium	• Patented design provides proper neck alignment and therapeutic support for sleeping on back or side	$99-$125

Other

Adjustable Beds	• Highest quality and most advanced adjustable bed available	$1,300-$2,800

• Mattress easily molds to shape of base to stay in place and perform better than other mattresses

Marketing and Sales

We are the leading worldwide manufacturer, marketer and distributor of premium visco-elastic foam mattresses and pillows. While primarily a wholesaler, we market directly to consumers in the United States and the United Kingdom and have recently begun to expand similar programs in Europe. Our marketing strategy is to increase consumer awareness of the benefits of our visco-elastic foam products and to further associate our brand name with better overall sleep and premium quality products. We position our products as high-end, high-tech, functional and unique products, which we sell at full retail prices.

We have four distribution channels: retail, direct, healthcare and third party.

Channel	Summary Description	2002 Net Sales % Mix
		U.S.	Non-U.S.
Retail	• This channel is our fastest growing sales channel and is driven by a sales team dedicated to introducing our products to traditional furniture and bedding retailers. We work with and target furniture retailers, sleep shops, specialty back and gift stores, home stores and international department stores.	63%	55%

	• Retail furniture customers include Art Van, El Corte Ingles, Furniture Village and Haverty’s. Specialty retail customers include Brookstone, Bed, Bath & Beyond, Linens’n Things and Relax the Back.

Direct	• Advertising channels include television, magazines, radio and newspapers.	29%	8%

Healthcare	• We sell to chiropractors, physical therapists, massage therapists, sleep clinics, other medical professionals and medical retailers that could utilize our products to treat patients or recommend and/or sell them to their clients. In addition, we work closely with hospitals, nursing homes, and medical equipment providers to place our products in facilities where they will receive general public use.	6%	24%

	• Customers include Veterans Administration Hospitals, Marriott Senior Living Centers, Delta Health Group, Inc. and the National Institute of Health.

Third Party Distributors	• We have successfully expanded distribution into smaller international markets by utilizing third party distributors. Our approach to these developing markets has allowed us to build sales, marketing and brand awareness with minimal capital risk.	2%	13%

Retail

We are currently positioned in approximately 5,000 furniture stores worldwide. In the United States, the largest sales division is the retail sales division, which currently sells to approximately 1,180 specialty retail and approximately 2,500 furniture stores. We plan to build and maintain our base of specialty retail stores. In addition, since 2000, we have prioritized expanding our products into more traditional furniture stores in both the United States and Europe. We now sell our products in approximately 2,500 such stores in Europe and 2,500 in the United States.

As of September 30, 2003, we had 198 employees in our worldwide retail sales force, including regional sales managers, trainers, sales representatives and regional vice presidents. Our sales force develops this channel through identifying and contacting potential targets, trade publication advertising, presentations at trade shows and referrals. Our sales force seeks to convince potential accounts to stock our products based on our superior product offerings, strong brand awareness and attractive margins. As part of our marketing and sales effort in the United States, our trainers train in-store personnel in our products and their benefits in order to make the in-store personnel more effective sellers of our products, and we often provide mattresses and pillows to these in-store personnel so that they become personally familiar with the benefits of our products.

Direct

Our direct response marketing in the United States and United Kingdom targets customers through television, radio, magazine and newspaper product offering advertisements. Sales from this division in the United States has grown from $7.0 million of sales in 1997 to $48.8 million of sales in 2002. During the same period in the United Kingdom, direct sales increased from $970,000 to $10.1 million. Growth in direct response is primarily a function of advertising, which we intend to increase over the next three years. We have recently introduced a direct response program in certain European markets to replicate the success achieved in the United States and the United Kingdom. Most direct response sales orders are taken through responding to in-bound telephone calls, although some orders are also accepted through the internet. We will seek to increase the portion of direct sales orders taken over the internet in order to make our direct sales process more efficient.

As of September 30, 2003, we had 42 employees in our worldwide direct response sales force.

Healthcare

Our healthcare sales division offers medical mattresses, pillows and wheelchair cushions to the worldwide medical market. The structure of our healthcare business varies according to the local market. Within our healthcare channel, approximately 25,000 healthcare professionals recommend and/or sell our products to their patients; medical retailers, including pharmacists; and hospitals and nursing homes. Our principal markets in this channel are in the United States and in Europe, in Germany, Sweden, Norway and Spain. In each of our local markets, we operate our healthcare business on a local basis with direct sales forces and telemarketing programs. As of September 30, 2003, we had 34 employees in our healthcare channel worldwide.

Our healthcare sales division in the United States, which we refer to as Tempur Medical, began primarily through indirect sales of our mattresses and pillows through a network of medical professionals, and has grown to include direct sales to hospitals, nursing homes and medical retailers. In 2001, we developed a joint initiative with Swiss-American Products, Inc., a wound care management company, in the nursing home market to address the use of our products to help prevent and treat pressure ulcers (or bed sores). We believe that this is a large potential market for our products, including approximately 15,400 nursing homes in the United States with a total bed count in excess of 1.7 million beds, and that this market should expand over time as the baby boom generation ages. We now sell products to five major nursing home chains, which operate a total of more than 85 facilities. We believe this program can be expanded to aid nursing homes across the United States, which currently face sizeable lawsuits regarding damages resulting from bed sores. Our products can help prevent these injuries and the subsequent lawsuits against nursing homes, thus helping both the patient and caregiver.

As part of our marketing to the healthcare channel, we offer the Tempur Ultimate Skin Management Program, under which we provide a $250,000 indemnity reimbursement for pressure ulcer claims for nursing home facilities in compliance with the program. If a facility is in complete compliance with the program, but nevertheless becomes liable for a pressure sore claim, we will pay up to $250,000. To date, we have never had a claim, and we have insurance to mitigate our risk with respect to this indemnity.

Third Party

We have entered into written and verbal arrangements with third party distributors located in Eastern Europe, Asia/Pacific, the Middle East, Central and South America and Canada and Mexico. We utilize third party distributors to serve markets that are currently outside the range of our wholly-owned subsidiaries, which has enabled us to reach new markets with minimal capital investment. We have recently made an additional investment in personnel to manage and grow this important form of product distribution, and have restructured our organization to better track and manage our third party distribution arrangements.

Operations

Manufacturing and Related Technology

Our products are manufactured at plants in Aarup, Denmark and Duffield, Virginia, both of which we own. Much of the sewing and production of mattress and pillow covers is outsourced to third party suppliers.

The Danish plant has undergone several major plant extensions in the past four years, including an $11.5 million facility expansion in 1999. The Danish plant is approximately 440,000 square feet, which we plan to expand to double its mattress production capacity. This plant is currently running close to capacity for mattresses and at approximately 85% of capacity for pillows. Our current mattress production at this plant is near capacity in part to support inventory build-up in the United States in anticipation of additional growth until we complete the expansion of our manufacturing capacity in the United States.

The opening of the Virginia plant in 2001 has provided needed capacity while reducing working capital. The Virginia plant is about 327,000 square feet and we are in the process of doubling the manufacturing capacity, which we expect to complete in the first quarter of 2004. This plant is currently running close to capacity for mattresses and pillows.

In order to increase productivity and expand our manufacturing capacity, we plan to develop and construct a third manufacturing facility and are currently in the process of selecting a site in North America.

Our foam is a polyurethane product manufactured from polyol and proprietary additives. We limit the number of individuals who know or have access to the exact formula and manufacturing processes to make the foam. Our manufacturing process begins with the material used to make the foam being mixed and poured into molds for pillows or formed into slabs for mattresses. For mattresses, the foam is then cut into appropriate sizes which are laminated before covering and shipping.

Suppliers

We currently obtain all of the materials used to produce our visco-elastic foam from outside sources. We currently acquire almost all our polyol, an industrial commodity based on petroleum, from one supplier with a number of manufacturing locations around the world. We purchase proprietary additives from a number of vendors, including one from whom we are obligated to purchase minimum quantities. We expect to continue these supplier relationships for the foreseeable future. We do not consider ourselves dependent upon any single outside vendor as a source of raw materials and believe that sufficient alternative sources of supply for the same or similar raw materials are available.

Distribution

We recently launched two key supply chain initiatives developed to improve the overall efficiency of our product distribution network. We believe these initiatives will optimize management of our inventories throughout our network, enable us to meet or exceed our targeted delivery goals and enhance our customer service levels.

The first initiative is the design and implementation of a $1.6 million warehouse management system. This system provides network-wide scan, bar code and electronic processing capabilities for receipt, movement and shipment transactions for all distribution center activities. Additionally, we redesigned our distribution network by implementing a two-tier network structure. The first tier consists of two regional distribution centers, with a third scheduled to open in the third quarter of 2003. These regional centers provide inventories that service both our high volume retail customers and replenish our second tier distribution centers. The second tier consists of 16 home delivery service centers located throughout the United States, which are replenished as required with custom assembled truckloads of product that meet location-specific demand requirements. We use third party delivery services to transport our products from our distribution centers to our customers.

Research and Development

We continuously seek to improve our products’ performance and benefits. Through consumer surveys and consumer focus groups, we seek feedback on a regular basis to help enhance our products. Since the introduction of our first product in 1991, we have continued to improve and expand our product line, including new mattresses and pillows for all channels. In addition to our research and development efforts, we also devote significant efforts to product development as part of our sales and marketing operations. We intend to increase our spending on research and development efforts in order to continue providing superior and innovative mattress and pillow products to our target markets, as well as develop new consumer products using our proprietary visco-elastic foam.

Competition

The mattress and pillow industries are highly competitive. Participants in the mattress and pillow industries have traditionally competed primarily based on price. Our premium mattresses compete with a number of different types of premium and standard mattress alternatives, including innerspring mattresses, foam mattresses, waterbeds, futons, air beds and other air-supported mattresses that are sold through a variety of channels, including furniture stores, specialty bedding stores, department stores, mass merchants, wholesale clubs, telemarketing programs, television infomercials and catalogs. The pillow industry is characterized by an extremely large number of competitors, none of which is dominant.

The standard mattress market is dominated by four large manufacturers of innerspring mattresses with nationally recognized brand names, Sealy, Serta, Simmons and Spring Air. These four competitors also offer premium innerspring mattresses and collectively have a significant share of the premium mattress market in the United States. Select Comfort Corporation competes in the premium specialty mattress market and focuses on the air mattress market segment. The balance of the mattress market is served by a large number of other manufacturers, primarily operating on a regional basis. Many of these competitors and, in particular, the four largest manufacturers named above, have greater financial, marketing and manufacturing resources and better brand name recognition than our products and sell their products through broader and more established distribution channels. We also believe that a number of companies have begun to offer foam mattress products similar to our products.

Intellectual Property

We hold various United States and foreign patents and patent applications regarding certain elements of the design and function of our products, including our Combi and Deluxe mattress products, and our Millennium, Comfort and Leg-Spacer pillow products, among others. We have eight issued United States patents, expiring at various points between 2013 and 2021, and 10 United States patent applications pending. We also hold approximately thirty-two foreign patents and have approximately fifteen foreign patent applications pending. Notwithstanding these patents and patent applications, we cannot assure you that these patent rights will provide substantial protection or that others will not be able to develop products that are similar to or competitive with our products. In addition, the principal product formula and manufacturing processes for our visco-elastic foam products are not patented. To our knowledge, no third party has asserted a claim against us alleging that any element of our product infringes or otherwise violates any intellectual property rights of any third party.

We hold approximately 86 trademark registrations worldwide, which we believe have significant value and are important to the marketing of our products to retailers. Tempur® and Tempur-Pedic® are trademarks registered with the United States Patent and Trademark Office. We have a number of other registered marks, including Swedish Sleep System® and Tempur-Med®, and our Tempur-Pedic logo is registered. In addition, we have U.S. applications pending for additional marks. Several of our trademarks have been registered, or are the subject of pending applications, in various foreign countries. Each United States trademark registration is renewable indefinitely as long as the mark remains in use. We periodically review our portfolio of patents, patent applications, trademarks, trademark registrations and trademark registration applications, as well as our business plans, to determine whether our intellectual property portfolio is appropriately aligned with our business. Accordingly, we sometimes permit certain intellectual property to lapse or go abandoned under appropriate circumstances. In addition, due to the uncertainties inherent in prosecuting patent applications and trademark registration applications, sometimes patent applications and trademark applications are rejected and we subsequently abandon them. In other circumstances, applications are allowed and either issue as patents or are registered. We are not aware of any material claims of infringement or other challenges asserted against our right to use these marks.

Governmental Regulation

Our operations are subject to state, local and foreign consumer protection and other regulations relating to the mattress and pillow industry. These regulations vary among the states and countries in which we do business. The regulations generally impose requirements as to the proper labeling of bedding merchandise, restrictions regarding the identification of merchandise as “new” or otherwise, controls as to hygiene and other aspects of product handling and sale and penalties for violations.

The U.S. Consumer Product Safety Commission and various state regulatory agencies are considering new rules relating to fire retardancy standards for the mattress and pillow industry. The State of California plans to adopt, proposed to be effective in 2005, new fire retardancy standards that have yet to be fully defined. If adopted, such new rules may adversely affect our costs, manufacturing processes and materials. We are developing product solutions that are intended to enable us to meet the new standards. Because the new standards have not been finally determined, however, no assurance can be given that our solutions will enable us to meet the new standards. We expect that any required product modifications will add cost to our product. Many foreign jurisdictions also regulate fire retardancy standards, and changes to these standards and changes in our products that require compliance with additional standards would raise similar risks.

Information Systems

We use technology to support our business and reduce operating costs, enhance our customer service and provide real-time information to manage our business. We use technology platforms from market leaders such as Microsoft, Oracle and Hyperion to run both packaged applications and internally developed systems. We have purchased upgraded replacements for the majority of our technology infrastructure over the past several years as equipment has come off of lease. Our major systems include manufacturing resource planning, direct marketing and customer service in-bound/out-bound telemarketing systems, e-commerce systems, retail partners support systems, Oracle ERP and Hyperion financial reporting systems.

The retail, direct marketing, customer service, and e-commerce applications are interfaced together to provide a fully integrated view of our customers and their activities across sales channels. Our Oracle based ERP applications include modules in support of our finance and distribution operations. We are currently upgrading our Oracle applications to the 11i version to provide significantly more flexibility, functionality and productivity cost savings. Our Microsoft-based manufacturing systems provide integrated resource planning and cost accounting applications to provide support for our manufacturing operations.

We use our own employees, supplemented by consultants and contractors, to deliver and maintain our technology systems and assets. Outsourcing is occasionally used for cost effectiveness or strategic reasons. We have a disaster recovery plan in place.

Facilities

We operate in 54 countries and have wholly-owned subsidiaries in fifteen countries, including our wholly-owned subsidiaries that own our manufacturing facilities in Denmark and Virginia. The following table sets forth certain information regarding our principal facilities at September 30, 2003.

Name/Location	Approximate Square Footage	Title	Type of Facility
Tempur Production USA, Inc. Duffield, Virginia	327,000	Owned	Manufacturing
Tempur World Holding Company ApS Aarup, Denmark	440,000	Owned	Manufacturing
Tempur-Pedic, Inc. Lexington, Kentucky	72,000	Leased (until 2009)	Office and Warehouse
Tempur UK Ltd. Tempur House Middlesex, UB3 1BE, United Kingdom	56,650	Leased (until 2010 with a cancellation option in 2007)	Office and Warehouse
Tempur Deutschland GmbH Steinhagen, Germany	121,277	Owned	Office and Warehouse

We have additional facilities in 14 locations in 12 countries under leases with one to ten year terms.

Employees

As of September 30, 2003, we have approximately 1,000 employees, with approximately 400 in the United States, 300 in Denmark and 300 in the rest of the world. As of September 30, 2003, we have approximately 340 employees in sales and marketing, 450 employees in manufacturing, 130 employees in general and administrative, 75 employees in warehouse operations, and 5 employees in research and development, and a number of part-time employees. Our employees in Denmark are under a government labor union contract. None of our United States employees are covered by a collective bargaining agreement. We believe our relations with our employees are generally good.

Legal Proceedings

On July 29, 2003, we were served with a Civil Investigative Demand from the office of the Attorney General of the State of Texas in connection with that office’s investigation into “the possibility of price fixing in the mattress industry.” In connection with the investigation, we have been asked to produce certain documents that may be relevant to the investigation and to respond to written interrogatories. The demand seeks, among other things, documents relating to the retail pricing of our products, including retail pricing policies and correspondence with retail accounts. We are unable to predict the scope or possible outcome of the investigation or to quantify its potential impact on our business or operations. We are cooperating with the Attorney General’s office in connection with the demand.

We are involved in various other legal proceedings incident to the ordinary course of our business. We believe that the outcome of all pending legal proceedings in the aggregate will not have a material adverse effect on our business, financial condition or operating results.

MANAGEMENT

TWI Holdings’ executive officers and directors and their ages as of September 30, 2003 are as follows:

Name	Age	Position

Robert B. Trussell, Jr.	52	President, Chief Executive Officer and Director

H. Thomas Bryant	56	Executive Vice President and President of North American Operations

David Montgomery	42	Executive Vice President and President of International Operations

Dale E. Williams	40	Senior Vice President and Chief Financial Officer

David C. Fogg	44	Senior Vice President of TWI Holdings and President of Tempur-Pedic, Inc. Retail Division.

Jeffrey B. Johnson	38	Vice President, Corporate Controller and Chief Accounting Officer

P. Andrews McLane	56	Chairman and Director

Jeffrey S. Barber	30	Director

Tully M. Friedman	61	Director

Christopher A. Masto	36	Director

Francis A. Doyle	55	Director

The present principal occupations and recent employment history of each of our executive officers and directors listed above is as follows:

Executive Officers

Robert B. Trussell, Jr. is the President and Chief Executive Officer of TWI Holdings and a member of TWI Holdings’ board of directors. He has served in these capacities at TWI or its predecessor since 2000. From 1992 to 2000, Mr. Trussell served as President of Tempur-Pedic, Inc., one of the predecessors to TWI Holdings. Prior to joining TWI Holdings, Mr. Trussell was general partner of several racing limited partnerships that owned racehorses in England, France and the United States. He was also the owner of several start-up businesses in the equine lending and insurance business. Mr. Trussell received his B.S. degree from Marquette University.

H. Thomas Bryant joined TWI Holdings in July 2001 and serves as Executive Vice President and President of North American Operations. From 1998 to 2001, Mr. Bryant was the President and Chief Executive Officer of Stairmaster Sports & Medical Products, Inc. From 1989 to 1997, Mr. Bryant served in various senior management positions at Dunlop Maxfli Sports Corporation, most recently as President. Prior to that, Mr. Bryant spent 15 years in various management positions at Johnson & Johnson. Mr. Bryant received his B.S. degree from Georgia Southern University.

David Montgomery joined TWI Holdings in February 2003 and serves as Executive Vice President and President of International Operations. From 2001 to 2002, Mr. Montgomery was employed by Rubbermaid, Inc., where he served as President of Rubbermaid Europe. From 1988 to 2001, Mr. Montgomery held various management positions at Black & Decker Corporation, most recently as Vice President of Black & Decker Europe, Middle East and Africa. Mr. Montgomery received his B.A. degree, with honors, from L’ Ecole Superieure de Commerce de Reims, France and Middlesex Polytechnic, London.

Dale E. Williams joined TWI Holdings in July 2003 and serves as Senior Vice President and Chief Financial Officer. From 2001 to 2002, Mr. Williams served as Vice President and Chief Financial Officer of Honeywell Control Products, a division of Honeywell International, Inc., and from 2000 to 2001, as a Vice President and Chief Financial Officer of Saga Systems, Inc./Software AG, Inc. Prior to that, Mr. Williams spent 15 years in various management positions at General Electric Company, most recently as Vice President and Chief Financial Officer of GE Information Services, Inc. Mr. Williams received his B.A. degree in finance from Indiana University.

David C. Fogg has served as a Senior Vice President and President of our North American Retail Division since 2001, and has been employed with TWI or its predecessor, since 1995. Prior to that, Mr. Fogg was Vice President of International Sales at Occidental Petroleum’s Island Creek Coal Company. Mr. Fogg’s professional activities include participation in the International Sleep Products Association (ISPA) Board of Trustees, Better Sleep Council Board and Strategic Planning Committee. Mr. Fogg received his B.A. degree from Pomona College.

Jeffrey B. Johnson joined us in November 1999 and serves as Vice President, Corporate Controller and Chief Accounting Officer. From 1993 to 1999, Mr. Johnson was an experienced manager at Arthur Andersen in the audit and business advisory services division. Mr. Johnson is a certified public accountant and a certified management accountant and holds a B.S. degree, with honors, from the University of Kentucky and an M.B.A. degree, with honors, from the University of Chicago.

Directors

P. Andrews McLane has served as chairman of TWI Holdings’ board of directors since November 2002. Mr. McLane joined TA Associates, Inc., a private equity firm, which is one of our controlling stockholders, in 1979, where he is Senior Managing Director and a member of the firm’s Executive Committee. Mr. McLane’s activity at TA Associates centers on leveraged buyouts and minority recapitalizations of companies in the consumer, financial services and business services sectors. Mr. McLane is a director of IXION Technologies and United Pet Group and also serves on the boards of the United States Ski and Snowboard Team, St. Paul’s School and the Appalachian Mountain Club. Mr. McLane graduated from Dartmouth College in 1969 with an A.B. degree and from the Amos Tuck School at Dartmouth in 1973 with an M.B.A. degree.

Jeffrey S. Barber has served as a member of TWI Holdings’ board of directors since November 2002. Mr. Barber is Vice President of TA Associates, Inc., a private equity firm, which is one of our controlling stockholders, where he has been employed since 2001. Mr. Barber’s activity at TA Associates centers on leveraged buyouts and minority recapitalizations of companies in the consumer, financial services and business services sectors. Prior to joining TA Associates, Mr. Barber was employed as an Associate both in the Private Equity Group of Weiss, Peck & Greer, LLC and at Vestar Capital Partners. Prior to that, Mr. Barber was employed at Morgan Stanley & Co., where he worked in the investment banking department. Mr. Barber received his B.A. degree, with University and Departmental honors, from Johns Hopkins University and his M.B.A. degree, as a Beta Gamma Scholar, from Columbia University.

Tully M. Friedman has served as a member of TWI Holdings’ board of directors since November 2002. Mr. Friedman is Chairman and Chief Executive Officer of Friedman Fleischer & Lowe, LLC, a private equity firm he co-founded in 1997, which is one of our controlling stockholders. Prior to forming Friedman Fleischer & Lowe, Mr. Friedman co-founded and served as one of two managing general partners of private equity firm Hellman & Friedman. He is currently on the board of directors of Advanced Career Technologies, Inc., Archimedes Technology Group, CapitalSource, LLC, The Clorox Company and Mattel, Inc. He received his B.A. degree, with great distinction, from Stanford University and received a J.D. degree from Harvard Law School.

Christopher A. Masto has served as a member of TWI Holdings’ board of directors since November 2002. Mr. Masto is a Managing Director of Friedman Fleischer & Lowe, LLC, a private equity firm he co-founded in 1997, which is one of our controlling stockholders. Prior to 1997, he worked as a management consultant with Bain & Company. Prior to that, Mr. Masto was employed at Morgan Stanley & Co., where he worked in the investment banking department. He currently serves on the board of Archimedes Technology Group. Mr. Masto received his B.A. degree, magna cum laude, from Brown University with an Sc.B. in Electrical Engineering and received his M.B.A. degree from Harvard Business School.

Francis A. Doyle has served as a member of TWI Holdings’ board of directors since March 2003. Mr. Doyle has served as President and Chief Executive Officer of Connell Limited Partnership since 2001. From 1972 to 2001, he was a partner at PricewaterhouseCoopers LLP, where he was Global Technology and E-Business

Leader and a member of the firm’s Global Leadership Team. He currently serves on the board of directors of Liberty Mutual Holding Company, Inc. and Citizens Financial Group. He is a trustee of the Joslin Diabetes Center and Boston College. Mr. Doyle is a certified public accountant and holds a B.S. degree and an M.B.A. degree from Boston College.

Board Committees

Compensation Committee

After this offering, the board will designate a compensation committee that will consist of at least three directors. The composition of the compensation committee will satisfy the independence requirements of the New York Stock Exchange. Our compensation committee reviews the salaries and other compensation of our executive officers, including equity-based compensation, and makes recommendations to our board of directors. In addition, the compensation committee reviews and administers our incentive compensation and other stock-based plans.

Audit Committee

After this offering, the board will designate an audit committee that will consist of at least three directors. The composition of the audit committee will satisfy the independence and other requirements of the New York Stock Exchange and the Securities and Exchange Commission. Our audit committee makes recommendations to our board of directors regarding the selection of our independent auditors and reviews the professional services provided by our independent auditors, the independence of our auditors, the professional fees payable to our auditors, our annual financial statements, and our system of internal accounting procedures and controls.

Nominating and Governance Committee

After this offering, the board will designate a nominating and governance committee that will consist of at least three directors. The composition of the nominating and governance committee will satisfy the independence requirements of the New York Stock Exchange.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee. Prior to the formation of the compensation committee, the board of directors as a whole made decisions relating to compensation of our executive officers.

Compensation of Executive Officers

The following table sets forth information concerning the annual and long-term compensation for services in all capacities to TWI Holdings or Tempur World, Inc. for each year in the three-year period ended December 31, 2002 of those persons who served as (i) the chief executive officer during each year in the three-year period ended December 31, 2002 and (ii) our other four most highly compensated executive officers for the year ended December 31, 2002, whom together with the chief executive officer we refer to collectively as the “Named Executive Officers”:

SUMMARY COMPENSATION TABLE

Annual Compensation Long-Term Compensation

Name and Principal Position	Year	Salary	Bonus		Other Annual Compensation (a)		All Other Compensation (b)
Robert B. Trussell, Jr. President and Chief Executive Officer	2002 2001 2000	$310,000 276,975 269,500		$84,893 40,425 73,500		$7,200 6,000 —	$10,270 9,691 1,440

Jeffrey P. Heath(c)	2002 2001 2000	$180,000 164,000 157,000		$49,455 47,100 —		$7,200 6,000 —	$46,568 24,475 1,308

H. Thomas Bryant(d) Executive Vice President	2002 2001 2000	$214,600 206,000 n/a		$45,833 — n/a		$7,200 90,864 n/a	$5,140 — n/a

David C. Fogg Senior Vice President	2002 2001 2000	$260,000 237,300 220,000		$71,190 33,000 —		$7,200 6,000 —	$10,451 9,265 1,440

Jeffrey B. Johnson Vice President, Corporate Controller and Chief Accounting Officer	2002 2001 2000	$115,000 100,000 95,000	$	— — 5,000	$	— — —	$5,576 4,627 781

(a)	Represents amounts paid on behalf of each of the Named Executive Officers for the following four respective categories of other annual compensation: (i) compensation recorded associated with the exercise of stock options, (ii) compensation associated with the pay out of previously deferred compensation, (iii) relocation expenses incurred and (iv) car and financial planning allowances paid on behalf of the Named Executive Officers. Amounts for each of the Named Executive Officers for each of the four respective preceding categories is as follows: Mr. Trussell: (2002-$0, $0, $0, $7,200; 2001-$0, $0, $0, $6,000; 2000-$0, $0, $0, $0); Mr. Heath: (2002-$0, $0, $0, $7,200; 2001-$0, $0, $39,411, $6,000; 2000-$0, $0, $17,554, $0); Mr. Bryant: (2002-$0, $0, $216, $7,200; 2001-$0, $0, $90,384, $0; 2000-$0, $0, $0, $0); Mr. Fogg: (2002-$0, $0, $0, $7,200; 2001-$0, $0, $0, $6,000; 2000-$0, $0, $0, $0); Mr. Johnson (2002-$0, $0, $0, $0; 2001-$0, $0, $7,186; 2000-$0, $0, $27,930).
(b)	Represents amounts paid on behalf of each of the Named Executive Officers for the following three respective categories of compensation: (i) premiums for life and accidental death and dismemberment insurance, (ii) premiums for long-term disability benefits and (iii) contributions to our defined contribution plans. Amounts for each of the Named Executive Officers for each of the three respective preceding categories is as follows: Mr. Trussell: (2002-$1,020, $420, $8,830; 2001-$1,020, $420, $8,251; 2000-$1,020, $420, $0); Mr. Bryant: (2002-$1,020, $420, $3,484; 2001-$340, $140, $0; 2000-$0, $0, $0); Mr. Fogg: (2002-$1,020, $420, $9,011; 2001 $1,020, $420, $7,825; 2000-$1,020, $420, $0); Mr. Johnson: (2002-$612, $210, $4,754; 2001-$581, $199, $3,846; 2000-$581, $199, $0).
(c)	Mr. Heath served as Executive Vice President and Chief Financial Officer until July 2003.
(d)	Data for 2000 is not available for Mr. Bryant as he joined our company in July 2001.

OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

		Individual Grants
Name	Number of Securities Underlying Options/SARS Granted(#)	% of Total Options/SARS Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation For Option Term(a)
					5%($)	10%($)
Robert B. Trussell, Jr.		25.3%		11/01/2012	$1,662,007	$6,842,419
Jeffrey P. Heath		9.0%		11/01/2012	594,293	2,446,702
H. Thomas Bryant		13.0%		11/01/2012	856,185	3,524,896
David C. Fogg		12.3%		11/01/2012	807,836	3,325,829
Jeffrey B. Johnson		1.2%		11/01/2012	80,582	331,765

(a)	Potential Realizable Value is based on certain assumed rates of appreciation from the option exercise price since our board of directors determined that the stock’s then current value was equal to or less than such option exercise price. These values are not intended to be a forecast of our stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of the stock. There can be no assurance that the amounts reflected in this table will be achieved. In accordance with the rules promulgated by the Securities and Exchange Commission, Potential Realizable Value is based upon the exercise price of the options.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR

AND FISCAL YEAR-END OPTION/SAR VALUES

Name	Number of Securities Underlying Unexercised Options/SARS at Fiscal Year-End(#) Exercisable/Unexercisable(a)
Robert B. Trussell, Jr.
Jeffrey P. Heath
H. Thomas Bryant
David C. Fogg
Jeffrey B. Johnson

(a)	Includes options exercisable within 60 days after December 31, 2002.

Employee Benefit Plans

2002 Stock Option Plan

In November 2002, our board of directors and stockholders approved a stock option plan, effective for a ten-year term, to encourage ownership of stock by our employees, directors and consultants and to provide them with additional financial incentives. Under the plan, the number of outstanding shares of our class B common stock attributable to the exercise of options, together with the number of shares issuable upon the exercise of outstanding options, shall not exceed           shares except in the event of a stock dividend, split, reclassification or other similar corporate transaction. No individual may be granted options for more than 66 2/3% of this total number of shares.

Employees, directors and consultants are eligible to receive options under the plan. However, directors who are not also employees are not eligible to receive incentive options. In the case of incentive options, the option price shall be not less than 100% of the fair market value of our class B common stock on the date the option is granted, or not less than 110% of that fair market value for a holder of 10% of our voting stock. Incentive options expire ten years after the date on which they are granted, or five years after the grant date for holders of 10% of our voting stock. Other options under the plan are not subject to such limitation.

2003 Stock Incentive Plan

Upon completion of the offering, subject to board approval, a new incentive compensation plan will go into effect, which we refer to in this prospectus as the incentive plan. The incentive plan will be administered by the compensation committee of our board of directors, which committee has the exclusive authority, including the power to determine eligibility to receive awards, the types and number of shares of stock subject to the awards, the price and timing of awards and the acceleration or waiver of any vesting, and performance of forfeiture restriction. The compensation committee, however, does not have the authority to waive any performance restrictions for performance-based awards. As used in this prospectus, the term “administrator” means the compensation committee.

Participants.    Any of our employees, our non-employee directors, consultants and advisors to us, as determined by the compensation committee may be selected to participate in the incentive plan. We may award these individuals with one or more of the following:

•	stock options;

•	stock appreciation rights;

•	restricted stock awards;

•	performance shares; and

•	performance-based awards.

Stock options.    Stock options may be granted under the incentive plan, including incentive stock options, as defined under Section 422 of the Internal Revenue Code, as amended (Code), and nonqualified stock options. The option exercise price of all stock options granted under the incentive plan will be determined by the administrator, except that any incentive stock option or any option intended to qualify as performance-based compensation under Code Section 162(m) will not be granted at a price that is less than 100% of the fair market value of the stock on the date of grant. Stock options may be exercised as determined by the administrator, but in no event after the tenth anniversary date of grant.

Upon the exercise of a stock option, the purchase price must be paid in full in either cash or its equivalent or by tendering previously acquired shares of our common stock with a fair market value at the time of exercise equal to the exercise price, provided such shares have been held for at least six months prior to tender. The administrator may also allow a broker-assisted cashless exercise or by any other means that it determines to be consistent with the purpose of the incentive plan and as permitted under applicable law.

Stock appreciation rights (SAR).    SAR entitle a participant to receive a payment equal in value to the difference between the fair market value of a share of stock on the date of exercise of the SAR over the grant price of the SAR. The administrator may pay that amount cash, in shares of our common stock, or a combination. The terms, methods of exercise, methods of settlement, form of consideration payable in settlement, and any other terms and conditions of any SAR will be determined by the administrator at the time of the grant of award and will be reflected in the award agreement.

Restricted Stock.    A restricted stock award is the grant of shares of our common stock at a price determined by the administrator (including zero), that is nontransferable and is subject to substantial risk of forfeiture until specific conditions or goals are met. Conditions may be based on continuing employment or achieving performance goals. During the period of restriction, participants holding shares of restricted stock may, if permitted by the administrator, have full voting and dividend rights with respect to such shares. The restrictions will lapse in accordance with a schedule or other conditions determined by the administrator.

Performance shares.    A performance share award is a contingent right to receive pre-determined shares of our common stock if certain performance goals are met. The value of performance units will depend on the degree to which the specified performance goals are achieved but are generally based on the value of our common stock. The administrator may, in its discretion, pay earned performance shares in cash, or stock, or a combination of both.

Performance-based awards.    Grants of performance-based awards enable us to treat restricted stock and performance share awards granted under the incentive plan as “performance-based compensation” under Section 162(m) of the Code and preserve the deductibility of these awards for federal income tax purposes. Because Section 162(m) of the Code only applies to those employees who are “covered employees” as defined in Section 162(m) of the Code, only covered employees are eligible to receive performance-based awards.

Participants are only entitled to receive payment for a performance-based award for any given performance period to the extent that pre-established performance goals set by the administrator for the period are satisfied. These pre-established performance goals must be based on one or more of the following performance criteria: pre- or after-tax net earnings, sales or revenue, operating earnings, operating cash flow, return on net assets, return on stockholders’ equity, return on assets, return on capital, stock price growth, stockholder returns, gross or net profit margin, earnings per share, price per share, and market share. These performance criteria may be measured in absolute terms or as compared to any incremental increase or as compared to results of a peer group. With regard to a particular performance period, the administrator will have the discretion to select the length of the performance period, the type of performance-based awards to be granted, and the goals that will be used to measure the performance for the period. In determining the actual size of an individual performance-based award for a performance period, the administrator may reduce or eliminate (but not increase) the award. Generally, a participant will have to be employed on the date the performance-based award is paid to be eligible for a performance-based award for that period.

Shares reserved for issuance.    Subject to certain adjustments, we may issue a maximum of             shares of our common stock, including shares of common stock that may be issued upon the exercise of options, under the incentive plan. The maximum number of shares of common stock that may be subject to one or more awards to a participant under the incentive plan during any fiscal year is             . The maximum number of shares of common stock payable in the form of performance-based awards to any one participant for a performance period is             .

Amendment and termination.    The administrator, with the board’s approval, may terminate, amend, or modify the incentive plan at any time; however, stockholder approval will be obtained for any amendment to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule. We may not make any grants under the incentive plan after                 , 2013.

Adoption by stockholders.    The incentive plan has been adopted by the approval of holders of a majority of outstanding shares of our common stock and preferred stock.

2003 Employee Stock Purchase Plan

Subject to board approval, we plan to sponsor an employee stock purchase plan following the completion of the offering. The new employee stock purchase plan will permit eligible employees (as defined in the employee stock purchase plan) to purchase up to shares of our common stock annually at a price of no less than 85% of the price per share of our common stock either at the beginning or the end of the six-month offering period, whichever is less. The compensation committee of our board of directors will administer the employee stock purchase plan. Our board may amend or terminate the plan. The employee stock purchase plan will comply with the requirements of Section 423 of the Code.

Director Compensation

Francis A. Doyle has been granted options to purchase              shares of Class B-1 common stock              of which are for his service as a director and              of which are for his service as chairman of the audit committee. Our directors may be reimbursed for expenses incurred in attending board and committee meetings.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as members of our board of directors or compensation committee.

Employment Arrangements, Termination of Employment Arrangements and Change in Control Arrangements

In October 2002, we entered into several executive employment agreements described below, which became effective upon the closing of the Tempur acquisition on November 1, 2002. We entered into an amended and restated employment agreement with Robert B. Trussell, Jr., providing for his employment as Chief Executive Officer. The agreement has an initial term of two years and will be automatically renewed for successive one-year periods. Either party may terminate the agreement, upon written notice, 90 days prior to the expiration of the initial or renewal term. The agreement provides for an annual base salary of $310,000, subject to annual adjustment by TWI Holdings’ board of directors beginning January 1, 2004, plus a variable performance bonus set to target 30% of Mr. Trussell’s base salary if certain criteria are met, plus options to purchase shares of our voting common stock.

We entered into an amended and restated employment agreement with David C. Fogg, providing for his employment as Senior Vice President, or such other executive position as may be assigned from time to time by our Chief Executive Officer. The agreement has an initial term of one-year and a perpetual one-year renewal term. Either party may terminate the agreement, upon written notice, 90 days prior to the expiration of the initial or renewal term. The agreement provides for an annual base salary of $260,000, subject to annual adjustment by TWI Holdings’ board of directors beginning January 1, 2004, a variable performance bonus set to target 30% of Mr. Fogg’s base salary if certain criteria are met, and options to purchase shares of our voting common stock.

We entered into an amended and restated employment agreement with H. Thomas Bryant for his employment as Executive Vice President, or such other executive position as may be assigned from time to time by our Chief Executive Officer. The agreement has an initial term of one-year and a perpetual one-year renewal term. Either party may terminate the agreement, upon written notice, 90 days prior to the expiration of the initial or renewal term. Mr. Bryant’s agreement provides for an annual base salary of $250,000, subject to annual adjustment by TWI Holdings’ board of directors beginning January 1, 2004, a variable performance bonus set to target 30% of Mr. Bryant’s base salary if certain criteria are met, and options to purchase shares of our voting common stock.

We entered into an amended and restated employment agreement with Jeffrey P. Heath for his employment as Chief Financial Officer. The agreement had an initial term of one year and a perpetual one-year renewal term. Mr. Heath’s agreement provided for an annual base salary of $180,000, subject to annual adjustment by our board of directors beginning January 1, 2004, a variable performance bonus set to target 30% of Mr. Heath’s base salary if certain criteria were met, and options to purchase shares of our voting common stock. In July 2003, we entered into a separation agreement with Mr. Heath containing customary terms and conditions, including provisions related to severance, option acceleration, note forgiveness and non-competition.

On July 11, 2003, we entered into an executive employment agreement with Dale E. Williams, providing for his employment as Senior Vice President and Chief Financial Officer, or such other executive position as may be assigned from time to time by our Chief Executive Officer. The agreement has an initial term of one-year and a perpetual one-year renewal term. Either party may terminate the agreement, upon written notice, 90 days prior to the expiration of the initial or renewal term. The agreement provides for an annual base salary of $225,000, subject to annual adjustment by TWI Holdings’ board of directors beginning January 1, 2004, a variable performance bonus set to target 30% of Mr. Williams’ base salary if certain criteria are met, and options to purchase shares of our voting common stock.

By the terms of their employment agreements, Mr. Trussell, Mr. Fogg, Mr. Bryant, Mr. Heath and Mr. Williams are prohibited from disclosing certain confidential information and trade secrets, soliciting any employee for two years following their employment and working with or for any competing companies during their employment and for two years thereafter.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our outstanding equity securities as of the date of this prospectus by:

•	each person known to beneficially own more than 5% of TWI Holdings’ outstanding voting securities of each class;

•	each of TWI Holdings’ directors and the Named Executive Officers; and

•	all of TWI Holdings’ directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. The information set forth in the table below gives effect to the conversion of all preferred stock into common stock. The table also includes the number of shares underlying options and warrants that are exercisable within 60 days of the date of this offering. Common stock subject to these options or warrants are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding such options or warrants, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The table assumes              shares of common stock outstanding as of the date of this prospectus and              shares of common stock outstanding upon completion of this offering.

The selling stockholders have granted the underwriters a             -day option to purchase up to              shares of common stock to cover over-allotments, if any. If this option is exercised in full,              will sell              shares of common stock to the underwriters, after which              will beneficially own              shares of common stock, or             % of the shares of common stock outstanding.

Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them. Unless otherwise indicated, the address of each officer, director and 5% stockholder listed below is c/o TWI Holdings, Inc., 1713 Jaggie Fox Way, Lexington, Kentucky 40511.

	Number of Shares		Percentage of Shares
	Beneficially Owned		Beneficially Owned
Name of Beneficial Owner:	Before Offering	After Offering	Before Offering	After Offering

TA Associates Funds(1)

Friedman Fleischer & Lowe Funds(2)

Gleacher Mezzanine Funds(3)

Jeffrey P. Heath

James H. Wheeler III, M.D.(4)

Robert Hoeller(5)

Alain Falourd

Robert B. Trussell, Jr.(6)

H. Thomas Bryant

David C. Fogg

David Montgomery

Jeffrey B. Johnson

	Number of Shares		Percentage of Shares
	Beneficially Owned		Beneficially Owned
Name of Beneficial Owner:	Before Offering	After Offering	Before Offering	After Offering

P. Andrews McLane(7)

Jeffrey S. Barber(8)

Tully M. Friedman(9)

Christopher A. Masto(10)

Francis A. Doyle(11)

All Executive Officers and Directors as a group (10 persons)(12):

*	Represents ownership of less than one percent
(1)	Amounts shown reflect the aggregate number of shares of common stock held by TA IX L.P., TA/Atlantic and Pacific IV L.P., TA/Advent VIII L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., TA Investors LLC and TA Subordinated Debt Fund, L.P. (collectively, the “TA Associates Funds”). Includes shares of common stock issuable upon exercise of outstanding and currently exercisable warrants. The address of the TA Associates Funds is c/o TA Associates, Inc., High Street Tower, Suite 2500, 125 High Street, Boston, MA 02110.
(2)	Amounts shown reflect the aggregate number of shares of common stock held by Friedman Fleischer & Lowe Capital Partners, LP and FFL Executive Partners, LP (collectively, the “Friedman Fleischer & Lowe Funds”). The address of the Friedman Fleischer & Lowe Funds is c/o Friedman Fleischer & Lowe, LLC, One Maritime Plaza, 10th Floor, San Francisco, CA 94111.
(3)	Amounts shown reflect the aggregate number of shares of common stock held by Gleacher Mezzanine Fund I, L.P. and Gleacher Mezzanine Fund P, L.P. (collectively, the “Gleacher Mezzanine Funds”). Includes shares of common stock issuable upon exercise of outstanding and currently exercisable warrants. The address of the Gleacher Mezzanine Funds is c/o Gleacher Partners, 660 Madison Avenue, New York, NY 10021.
(4)	The address for Dr. Wheeler is c/o Stephen R. Little, Little Sheffer & Golsan, P.A., 20 North Main Street, Marion, NC 28752.
(5)	The address for Mr. Hoeller is 543 Laketower Drive #139, Lexington, Kentucky 40502.
(6)	Includes shares of common stock held by Mr. Trussell’s wife.
(7)	Includes shares of common stock issuable upon exercise of outstanding and currently exercisable warrants. Mr. McLane is Senior Managing Director of TA Associates, Inc., the manager of the general partner of TA IX L.P., TA Advent VIII L.P. and TA Subordinated Debt Fund, L.P.; the manager of TA Investors LLC; and the general partner of TA/Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P. and TA Strategic Partners Fund B L.P. Accordingly, Mr. McLane may be deemed to beneficially own shares owned by TA IX L.P., TA Advent VIII L.P., TA Subordinated Debt Fund, L.P., TA Investors LLC, TA/Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P. and TA Strategic Partners Fund B L.P. Mr. McLane disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest. The address for Mr. McLane is c/o TA Associates, Inc., High Street Tower, Suite 2500, 125 High Street, Boston, MA 02110.
(8)	Includes shares of common stock issuable upon exercise of outstanding and currently exercisable warrants. Mr. Barber is Vice President of TA Associates, Inc., the manager of the general partner of TA IX L.P., TA Advent VIII L.P. and TA Subordinated Debt Fund, L.P.; the manager of TA Investors LLC; and the general partner of TA/Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P. and TA Strategic Partners Fund B L.P. Accordingly, Mr. Barber may be deemed to beneficially own shares owned by TA IX L.P., TA Advent VIII L.P., TA Subordinated Debt Fund, L.P., TA Investors LLC, TA/Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P. and TA Strategic Partners Fund B L.P. Mr. Barber disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest. The address for Mr. Barber is c/o TA Associates, Inc., High Street Tower, Suite 2500, 125 High Street, Boston, MA 02110.

(9)	Mr. Friedman is Senior Managing Member of Friedman Fleischer & Lowe GP, LLC, which is the general partner of Friedman Fleischer & Lowe Capital Partners, LP and FFL Executive Partners, LP. Accordingly, Mr. Friedman may be deemed to beneficially own shares owned by the Friedman Fleischer & Lowe Funds. Mr. Friedman disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest. The address for Mr. Friedman is c/o Friedman Fleischer & Lowe, LLC, One Maritime Plaza, 10th Floor, San Francisco, CA 94111.
(10)	Mr. Masto is Managing Member of Friedman Fleischer & Lowe GP, LLC, which is the general partner of Friedman Fleischer & Lowe Capital Partners, LP and FFL Executive Partners, LP. Accordingly, Mr. Masto may be deemed to beneficially own shares owned by the Friedman Fleischer & Lowe Funds. Mr. Masto disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest. The address for Mr. Masto is c/o Friedman Fleischer & Lowe, LLC, One Maritime Plaza, 10th Floor, San Francisco, CA 94111.
(11)	The address for Mr. Doyle is c/o Connell Limited Partnership, One International Place, Fort Hill Square, Boston, MA 02110.
(12)	Includes shares of common stock issuable upon exercise of outstanding and currently exercisable warrants and shares of common stock issuable upon exercise of outstanding and currently exercisable options.

CERTAIN RELATIONSHIPS AND RELATED

PARTY TRANSACTIONS

Contribution Agreement

In October 2002, we entered into a contribution agreement with a number of parties, including the TA Associates Funds and the Friedman Fleischer & Lowe Funds. In exchange for shares of our Class A common stock, Series A preferred stock or Class B-1 common stock, these parties pledged to deliver to us shares of Tempur World common stock, cash or promissory notes, respectively. The agreement also allowed for additional investments to be made by certain accredited investors in our Class A common stock or Series A preferred stock.

In November 2002, stockholder notes were executed pursuant to the contribution agreement by four investors in exchange for shares of Class B-1 voting common stock. Robert B. Trussell, Jr. executed a note in the principal amount of $40,273.49; David C. Fogg executed a note in the principal amount of $24,933.10;  H. Thomas Bryant executed a note in the principal amount of $11,776.20; and Jeffrey P. Heath executed a note in the principal amount of $23,017.21. Each note matures on November 1, 2012 and accrues interest at 5% per annum. We had been granted a security interest in all shares issued under the notes, and any other shares of capital stock of our company acquired by these investors due to a stock dividend, distribution or recapitalization with respect to the pledged shares were to be delivered and pledged to us. Shares pledged under the notes were not to be sold, assigned or transferred, but holders thereof had voting rights and were to retain any issued dividends with respect thereto while the notes were not in default. As part of his separation agreement, Mr. Heath’s note was forgiven and his pledge was released. Messrs. Trussell and Fogg repaid their notes in full on September 3, 2003. Mr. Bryant repaid his note in full on September 4, 2003.

Stockholder Agreements

In November 2002, we and certain of our stockholders, including the TA Associates Funds and the Friedman Fleischer & Lowe Funds, entered into a stockholder agreement. The stockholder agreement, among other things, (i) grants tag-along rights (rights to participate on a pro rata basis in sales of stock by other stockholders) on certain transfers of shares of our capital stock; (ii) grants us a first right of purchase on any proposed transfer of shares of our capital stock held by stockholders other than the management investors and the TA Associates Funds and Friedman Fleischer & Lowe Funds; (iii) grants us a first right of purchase on any proposed transfer of warrant securities held by mezzanine stockholders, including certain of the TA Associates Funds; (iv) requires stockholders to consent to our sale to an independent third party if such sale is approved by our board of directors and holders of more than 50% of the number of then issued and outstanding shares of Class B common stock included in the securities issued to our sponsor investors including certain of the TA Associates Funds and the Friedman Fleischer & Lowe Funds; (v) requires each stockholder to vote all of our voting securities held by them and to cause to be elected to our board of directors (x) four designees, one of whom will serve as chairman, of the holders of a majority of our outstanding Class B common stock issued to our sponsor investors, the Friedman Fleischer & Lowe Funds and certain of the TA Associates Funds, and (y) one management employee, who shall be Robert B. Trussell, Jr. as long as he is an employee; (vi) grants an irrevocable proxy to our board of directors in the event of a breach of such voting requirements; and (vii) grants all sponsor and mezzanine investors, and all stockholders owning more than 1% of our outstanding Class B common stock, pre-emptive rights to purchase a pro-rata portion of additional shares in certain cases when additional shares are issued. The stockholder agreement provides that it will terminate upon consummation of the offering.

In November 2002, we also entered into a Series A preferred stock stockholder agreement with the TA Associates Funds and the Friedman Fleischer & Lowe Funds, which together own a majority of our outstanding Series A preferred stock and would own a majority of our outstanding Class B-1 common stock if all shares of Series A preferred stock were converted. This agreement, among other things, (i) restricts both the TA Associates Funds and the Friedman Fleischer & Lowe Funds from transfers of securities that would result in their respective set of funds’ loss of majority ownership of the Class B common stock either issued to them or which would be issued to them upon conversion of their Series A preferred stock, unless they receive prior written consent from the majority holders of the other set of funds; (ii) requires that each of the parties vote all of our voting securities held by them and to cause to be elected to our board of directors two designees of the majority holders of the TA Associates Funds, one of whom will serve as chairman, two designees of the majority holders of the Friedman Fleischer & Lowe Funds and one management employee who shall be Robert B. Trussell, Jr. as long as he is an employee of our company; and (iii) grants an irrevocable proxy from each Friedman Fleischer & Lowe stockholder to the majority holders of the TA Associates Funds and an irrevocable proxy from each TA Associates stockholder to the majority holders of the Friedman Fleischer & Lowe Funds in the event of a breach of such voting requirements. The Series A preferred stock stockholder agreement provides that it will terminate upon consummation of the offering.

Registration Rights Agreement

On November 1, 2002, we and certain of its stockholders, including the TA Associates Funds and the Friedman Fleischer & Lowe Funds, entered into a registration rights agreement. Under this agreement, holders of 10% of our registrable securities, as defined in the registration rights agreement, and certain stockholders who hold notes with an aggregate unpaid principal balance of $15.0 million have the right, subject to certain conditions, to require us to register any or all of their shares under the Securities Act at our expense. In addition, all holders of registrable securities are entitled to request the inclusion of any of their shares in any registration statement at our expense whenever we propose to register any of our securities under the Securities Act. In connection with all such registrations, we have agreed to indemnify all holders of registrable securities against certain liabilities, including liabilities under the Securities Act. All holders requesting or joining in a registration have agreed to indemnify us against certain liabilities.

Special Bonuses

In August 2003, our board of directors authorized the payment of special bonuses to Robert B. Trussell, Jr., David C. Fogg and H. Thomas Bryant of $41,900, $25,900 and $12,300, respectively.

DESCRIPTION OF CAPITAL STOCK

General

Upon the closing of this offering, our board of directors will be authorized to issue              shares of common stock, par value $0.01 per share, of which              shares will be issued and outstanding, and              shares of undesignated preferred stock, $0.01 par value per share, of which no shares will be issued or outstanding.

The following summary description of our capital stock, certificate of incorporation, and by-laws is not intended to be complete, and assumes the filing as of the closing of the offering of our certificate of incorporation and the adoption of our by-laws. This description is qualified by reference to the provisions of applicable Delaware law and to our certificate of incorporation and by-laws filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

As of             , there were              shares of our common stock outstanding, held of record by              stockholders, after giving effect to the automatic conversion of all of our outstanding shares of our convertible preferred stock and our convertible common stock on a one-for-one basis into              shares of our common stock upon the completion of this offering.

Upon the closing of this offering, our board of directors will be authorized to issue up to              shares of common stock, $0.01 par value per share. Holders of our common stock are entitled to one vote per share for each share held of record on all matters to be voted upon by the stockholders. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution, or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of our common stock have no cumulative voting rights, preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. The outstanding shares of our common stock are, and the shares offered in this offering will be, when issued and paid for, fully paid and non-assessable.

Preferred Stock

Upon the closing of this offering, our board of directors will be authorized to issue up to                  shares of preferred stock, $0.01 par value per share. The board of directors will be authorized, subject to any limitations prescribed by law, without further vote or action by the stockholders, to issue from time to time shares of preferred stock in one or more series. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights, and preemptive rights.

The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Such rights may include voting and conversion rights which could adversely affect the holders of our common stock. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available, if any, for the payment of dividends on common stock. Holders of our preferred stock would typically be entitled to receive a preference payment in the event of our liquidation, dissolution or winding up before any payment is made to the holders of common stock. Additionally, the issuance of our preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. Upon the closing of the offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of the preferred stock after this offering.

Registration Rights

On November 1, 2002, we and certain of our stockholders, including the TA Associates Funds and the Friedman Fleischer & Lowe Funds, entered into a registration rights agreement. Under this agreement, holders of 10% of our registrable securities, as defined in the registration rights agreement, and certain stockholders who hold notes with an aggregate unpaid principal balance of $15.0 million have the right, subject to certain conditions, to require us to register any or all of their shares under the Securities Act at our expense. In addition, all holders of registrable securities are entitled to request the inclusion of any of their shares in any registration statement at our expense whenever we propose to register any of our securities under the Securities Act. In connection with all such registrations, we have agreed to indemnify all holders of registrable securities against certain liabilities, including liabilities under the Securities Act. All holders requesting or joining in a registration have agreed to indemnify us against certain liabilities.

Anti-takeover effects of Delaware law and certain charter and by-law provisions

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes certain mergers, asset sales or other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within the past three years did own, 15% or more of the corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

In addition, some provisions in our certificate of incorporation and by-laws may be deemed to have an anti-takeover effect and may delay, defer, or prevent a tender offer or takeover attempt that a stockholder might deem to be in his or her best interest. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

Stockholder action; special meeting of stockholders.    Our certificate of incorporation and by-laws provide that stockholders may not take action by written consent, but only at a duly called annual or special meeting of the stockholders, and that special meetings of our stockholders may be called only the chairman of the board of directors, the president, or a majority of the board of directors. Thus, without approval by the chairman of the board of directors, the president or a majority of the board of directors, stockholders may take no action between meetings. These provisions may have the effect of delaying until the next annual stockholders’ meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities, including actions to remove directors. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired all or a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders’ meeting, and not by written consent.

Advance notice requirements for stockholder proposals and director nominations.    Our certificate of incorporation and by-laws provide that a stockholder seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, provide timely notice of this intention in writing. To be timely, a stockholder’s notice must be delivered to our secretary not less than 120 nor more than 150 days prior to the first anniversary of the date of our proxy statement delivered to stockholders in connection with the preceding year’s annual meeting, or if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary, or if no proxy statement was delivered to our stockholders in connection with the preceding year’s annual meeting, such notice must be delivered not earlier than

90 days prior to such annual meeting and not later than the later of (i) 60 days prior to the annual meeting or (ii) 10 days following the date on which public announcement of the date of such annual meeting was made. With respect to special meetings of stockholders, such notice must be delivered to our secretary not more than 90 days prior to such meeting and not later than the later of (i) 60 days prior to such meeting or (ii) 10 days following the date on which public announcement of the date of such meeting is first made. The notice must contain, among other things, certain information about the stockholder delivering the notice and, as applicable, background information about each nominee or a description of the proposed business to be brought before the meeting. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

Authorized but unissued shares.    The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the New York Stock Exchange. These additional shares may be utilized for a variety of corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.

Super-majority voting.    Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws require a greater percentage. Provisions in our certificate of incorporation require the affirmative vote of the holders of at least 67% of our authorized voting stock to amend or repeal certain provisions of our certificate of incorporation which include, but are not limited to provisions which would reduce or eliminate the number of authorized common or preferred shares and all indemnification provisions. Such 67% stockholder vote would in either case be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock at the time any such amendments are submitted to stockholders. Our by-laws may also be amended or repealed by a majority vote of our board of directors.

Board discretion in considering certain offers.    Our certificate of incorporation empowers our board of directors, when considering a tender offer or merger or acquisition proposal, to take into account factors in addition to potential economic benefit to stockholders. Such factors may include (i) comparison of the proposed consideration to be received by stockholders in relation to the then-current market price of our capital stock, our estimated current value in a freely negotiated transaction, and our estimated future value as an independent entity, and (ii) the impact of such a transaction on our employees, suppliers, and customers and its effect on the communities in which we operate.

Limitation of liability.    Our certificate of incorporation contains certain provisions permitted under Delaware General Corporation Law relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. These provisions do not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws. Our certificate of incorporation and by-laws also contain provisions indemnifying our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Transfer agent and registrar

Upon the closing of this offering, the transfer agent and registrar for the common stock will be             .

New York Stock Exchange listing

We intend to apply to list our common stock on the New York Stock Exchange under the symbol                 .

SHARES ELIGIBLE FOR FUTURE SALE

Sales of restricted shares

Upon the completion of this offering, based upon the number of shares of our common stock outstanding as of             , and assuming the automatic conversion of all outstanding shares of our convertible preferred stock into              shares of our common stock upon the completion of this offering we will have              shares of our common stock outstanding. Of these shares,              shares of our common stock to be sold in this offering, will be freely tradeable without restriction or further registration under the Securities Act, except that any shares of our common stock purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

The remaining              shares of our common stock outstanding upon completion of this offering are deemed “restricted shares” under Rule 144 or Rule 701 under the Securities Act. None of these restricted shares of our common stock will be eligible for sale in the public market on the date of this prospectus. Ninety days from the date of this prospectus, shares of our common stock will be eligible for sale in the public market pursuant to Rule 701, subject to the lock-up agreements. Upon expiration of the lock-up agreements described below, 180 days after the date of this prospectus, an additional              shares of our common stock will be eligible for sale in the public market pursuant to Rule 144.

Rule 144 makes available an exemption from the registration requirements of the Securities Act. In general, under Rule 144, a person (or persons whose shares are aggregated) who owns shares that were acquired from the issuer or an affiliate of the issuer at least one year prior to the proposed sale will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	one percent of the then-outstanding shares of our common stock (approximately shares of our common stock immediately after the completion of this offering); or

•	the average weekly trading volume in our common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of such sale is filed, provided certain requirements concerning availability of public information, manner of sale, and notice of sale are satisfied.

In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to publicly sell shares of our common stock which are not restricted securities. A stockholder who is not one of our affiliates and has not been our affiliate for at least three months prior to the sale and who has beneficially owned restricted shares of our common stock for at least two years may resell the shares without limitation. In meeting the one and two year holding periods described above, a holder of restricted shares of our common stock can include the holding periods of a prior owner who was not our affiliate. The one and two year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the restricted shares of our common stock from the issuer or one of our affiliates.

Rule 701 provides that currently outstanding shares of our common stock acquired under our employee compensation plans may be resold beginning 90 days after the date of this prospectus by:

•	persons, other than our affiliates, subject only to the manner of sale provisions of Rule 144; and

•	our affiliates under Rule 144, without compliance with its one-year minimum holding period, subject to certain limitations.

Options

Rule 701 also provides that the shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our 2002 Stock Option Plan may be resold beginning 90 days after the date of this prospectus by:

•	persons, other than our affiliates, subject only to the manner of sale provisions of Rule 144; and

•	our affiliates under Rule 144, without compliance with its one-year minimum holding period, subject to certain limitations.

At             , approximately              shares of our common stock were issuable pursuant to vested options under our 2002 Stock Option Plan, of which substantially all vested options are subject to lock-up agreements with the underwriters. These shares will become eligible for sale in the public market in accordance with Rule 701 under the Securities Act beginning 180 days after the date of this prospectus.

Following the date of this prospectus, we intend to file one or more registration statements on Form S-8 under the Securities Act to register up to              shares of our common stock issuable under our 2002 Stock Option Plan and our 2003 Stock Incentive Plan. These registration statements will become effective upon filing.

Lock-up agreements

We and our executive officers, directors, and substantially all our security holders will enter into lock-up agreements with the underwriters in connection with the offering. For more information on the lock-up agreements see “Underwriting.”

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of certain material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a “Non-U.S. Holder.” For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our stock who is treated for the relevant U.S. federal tax purposes as a non-resident alien, or a foreign partnership, corporation, estate, or trust. Because U.S. federal tax law uses different tests in determining whether an individual is a nonresident alien for income and estate tax purposes, some individuals may be “Non-U.S. Holders” for purposes of the federal income tax discussion below, but not for purposes of the federal estate tax discussion, and vice versa.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions, and administrative regulations and interpretations in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances, including, without limitation, Non-U.S. Holders that are controlled foreign corporations, passive foreign investment companies, pass-through entities, or U.S. expatriates, and Non-U.S. Holders that hold their common stock through pass-through entities. This discussion also does not address any tax consequences arising under the laws of any U.S. state or local, or non-U.S. jurisdiction.

You should consult your own tax advisor regarding the federal income and estate tax consequences of holding and disposing of our common stock in light of your particular situation, as well as any consequences under state, local or foreign law.

Dividends

Distributions on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. In general, we will be required to withhold U.S. federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, on dividends paid to a Non-U.S. Holder. To obtain a reduced rate of withholding under a treaty, you must provide us with appropriate documentation (typically, a properly-executed IRS Form W-8BEN certifying your entitlement to benefits under the treaty). Treasury Regulations provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity.

We generally will not be required to withhold income taxes from dividends that are effectively connected with your conduct of a trade or business within the United States, so long as you provide us with appropriate documentation (typically, a properly-executed IRS Form W-8ECI, stating that the dividends are so connected). Instead, such dividends will be subject to regular U.S. income tax, on a net income basis, generally at the same rates applicable to a comparable U.S. holder. If you are a foreign corporation, your effectively-connected dividends may also be subject to an additional “branch profits tax,” which is imposed under certain circumstances at a rate of 30% (or such lower rate as may be specified by an applicable treaty), subject to certain adjustments.

Gain on disposition of common stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock. However, you will be taxable on such gain if (i) the gain is effectively connected with a trade or business that you conduct in the United States (in the event certain tax treaty provisions apply, the gain must also be attributable to a permanent establishment in the U.S. in order to be subject to tax), (ii) you are a nonresident alien individual, you are present in the United States for 183 or more days in the taxable year of the disposition, and certain other conditions are met, or (iii) our stock is treated as a United States real property interest in your hands, within the meaning of Section 897(c) of the Code.

Subject to the exception noted below, our stock will generally be treated as a U.S. real property interest if we are or have been a “United States real property holding corporation” within the meaning of Section 897(c) at any time that you held the stock within five years before the disposition. We believe that we are not, and we do not anticipate becoming, a United States real property holding corporation. Moreover, even if we are treated as a United States real property holding corporation, so long as our common stock is regularly traded on an established securities market, the common stock will not be treated as a U.S. real property interest in the hands of a Non-U.S. Holder who has owned no more than five percent of the common stock (assuming for this purpose any options or shares of convertible preferred stock that you own have been exercised or converted) during the five years preceding a disposition.

Information reporting requirements and backup withholding

Generally, we must report to the U.S. Internal Revenue Service the amount of dividends we pay to you, your name and address, and the amount of any tax withheld. A similar report is sent to you. Pursuant to tax treaties or other information-sharing agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in your country of residence.

We generally will not be required to apply backup withholding to dividends we pay to you if you have provided an appropriate certification of your federal taxpayer identification number, or of the fact that you are not a U.S. person, unless we or our paying agent otherwise have knowledge that you are a U.S. person.

Under current U.S. federal income tax law, information reporting and backup withholding imposed at a rate of 28% (increasing to 31% in 2011) will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States of a broker that fails to maintain documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption, and the broker is (i) a U.S. person, (ii) a foreign person which derived 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a “controlled foreign corporation” for U.S. federal income tax purposes, or (iv) a foreign partnership (a) at least 50% of the capital or profits interest in which is owned by U.S. persons or (b) that is engaged in a U.S. trade or business. Backup withholding will apply to a payment of disposition proceeds if the broker has actual knowledge that the holder is a U.S. person.

Backup withholding is not an additional tax. Rather, the amount of tax withheld will be treated as a payment against your actual U.S. federal income tax liability (if any), and if the withholding results in an overpayment of tax, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

Federal estate tax

An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement relating to this prospectus, each of Lehman Brothers Inc. and the other underwriters named below has severally agreed to purchase from us and the selling stockholders the respective number of shares of common stock opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.

Total

The underwriting agreement provides that the underwriters’ obligations to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of our common stock, if any of the shares are purchased (other than those shares subject to the underwriters’ over-allotment option, until that option is exercised);

•	if an underwriter defaults, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated;

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in the financial markets; and

•	we and the selling stockholders deliver customary closing documents to the underwriters.

Over-Allotment Option

The selling stockholders have granted the underwriters a 30-day option to purchase up to              shares at the public offering price less underwriting discounts and commissions. This option may be exercised to cover over-allotments, if any. To the extent that the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares proportionate to the underwriter’s initial commitment as indicated in the preceding table, and the selling stockholders will be obligated, pursuant to the option, to sell these shares to the underwriters.

Commissions and Expenses

The underwriters have advised us that the underwriters propose to offer shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, who may include the underwriters, at such offering price less a selling concession not in excess of $             per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $             per share to other dealers. After the offering, the underwriters may change the public offering price and other offering terms.

The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters in connection with the offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to              additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay us and the selling stockholders for the shares.

	No Exercise	Full Exercise
TWI Holdings, Inc.:
Per share	$	$
Total	$	$
Selling stockholders:
Per share	$	$
Total	$	$

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions paid by us, will be approximately $            .

Listing

We have applied to have our common stock authorized for trading on the New York Stock Exchange under the symbol “        .” In connection with that listing, the underwriters have undertaken to sell the minimum number of shares to the minimum number of beneficial owners necessary to meet the New York Stock Exchange listing requirements.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:

•	Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by either exercising its over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, which is called a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we, the selling stockholders nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we, the selling stockholders nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Lock-Up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Lehman Brothers Inc., on behalf of the underwriters for a period of 180 days after the date of this prospectus, except pursuant to the exercise of options outstanding on the date hereof, grants of employee stock options pursuant to the terms of a plan in effect on the date hereof, issuances pursuant to the exercise of such options, the filing of registration statements on Form S-8 and amendments thereto in connection with those stock options or our employee stock purchase plans in existence on the date hereof and the issuance of shares or options in acquisitions in which the acquirer of such shares agrees to the foregoing restrictions.

Our executive officers and directors and stockholders holding substantially all of our common stock have entered into lock-up agreements under which they agreed not to transfer or dispose of, directly or indirectly, including by way of any hedging or derivatives transaction, any shares of our common stock or any securities convertible into or excerisable or exchangeable for shares of our common stock, except for shares sold in this offering by the selling stockholders, for a period of 180 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc. on behalf of the underwriters.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against liabilities relating to the Offering including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stamp Taxes

Purchasers of the shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters and/or one or more of the selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter or the particular selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us and the selling stockholders to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on the underwriters’ or any selling group member’s web site and any information contained in any other web site maintained by the underwriter or any selling group member is not part of this prospectus or the registration statement of which this prospectus and the accompanying prospectus form a part, has not been approved and/or endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Our Relationships with the Underwriters

Certain of the underwriters and their respective affiliates have performed and expect to continue to perform financial advisory and investment and commercial banking services for us for which they have received and will receive compensatory compensation.

NOTICE TO CANADIAN INVESTORS

Offers and Sales in Canada

This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

This prospectus is for the confidential use of only those persons to whom it is delivered by the underwriters in connection with the offering of the shares into Canada. The underwriters reserve the right to reject all or part of any offer to purchase shares for any reason or allocate to any purchaser less than all of the shares for which it has subscribed.

Responsibility

Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any underwriter or dealer as to the accuracy or completeness of the information contained in this prospectus or any other information provided by us or the selling stockholders in connection with the offering of the shares into Canada.

Resale Restrictions

The distribution of the shares in Canada is being made on a private placement basis only and is exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the shares must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

Each Canadian investor who purchases shares will be deemed to have represented to us, the selling stockholders, the underwriters and any dealer who sells shares to such purchaser that: (i) the offering of the shares was not made through an advertisement of the shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (ii) such purchaser has reviewed the terms referred to above under “Resale Restrictions”

above; (iii) where required by law, such purchaser is purchasing as principal for its own account and not as agent; and (iv) such purchaser or any ultimate purchaser for which such purchaser is acting as agent is entitled under applicable Canadian securities laws to purchase such shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (a) in the case of a purchaser located in a province other than Ontario and Newfoundland and Labrador, without the dealer having to be registered, (b) in the case of a purchaser located in a province other than Ontario or Quebec, such purchaser is an “accredited investor” as defined in section 1.1 of Multilateral Instrument 45-103—Capital Raising Exemptions, (c) in the case of a purchaser located in Ontario, such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is an “accredited investor”, other than an individual, as that term is defined in Ontario Securities Commission Rule 45-501—Exempt Distributions and is a person to which a dealer registered as an international dealer in Ontario may sell shares, and (d) in the case of a purchaser located in Québec, such purchaser is a “sophisticated purchaser” within the meaning of section 44 or 45 of the Securities Act (Québec).

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares. Canadian purchasers of shares should consult their own legal and tax advisers with respect to the tax consequences of an investment in the shares in their particular circumstances and with respect to the eligibility of the shares for investment by the purchaser under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission (Ontario)

Securities legislation in Ontario provides that every purchaser of shares pursuant to this prospectus shall have a statutory right of action for damages or rescission against us and any selling stockholder in the event this prospectus contains a misrepresentation as defined in the Securities Act (Ontario). Ontario purchasers who purchase shares offered by this prospectus during the period of distribution are deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase. Ontario purchasers who elect to exercise a right of rescission against us and any selling stockholder on whose behalf the distribution is made shall have no right of action for damages against us or the selling stockholders. The right of action for rescission or damages conferred by the statute is in addition to, and without derogation from, any other right the purchaser may have at law. Prospective Ontario purchasers should refer to the applicable provisions of Ontario securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights or other rights may be available to them.

The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defences on which we and the selling stockholders may rely. The enforceability of these rights may be limited as described herein under “Enforcement of Legal Rights”.

The rights of action discussed above will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant dealer of the purchase price for the shares. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors in other Canadian provinces.

Enforcement of Legal Rights

We are organized under the laws of the State of Delaware in the United States of America. All, or substantially all, of our directors and officers, as well as of the selling stockholders and the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets and the assets of such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgement against us or such persons in Canada or to enforce a judgement obtained in Canadian courts against us or such persons outside of Canada.

Language of Documents

Upon receipt of this document, you hereby confirm that you have expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, vous confirmez par les présentes que vous avez expressément exigé que tous les documents faisant foi ou se rappportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

Resale Restrictions

The distribution of the securities in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of securities are made. Any resale of the securities in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Purchasers

By purchasing securities in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the securities without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text in the above under “Resale Restrictions.”

Rights of Actions—Ontario Purchasers

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven not to represent the depreciation in value of the shares as a result of a misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights and remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation And Eligibility For Investment

Canadian purchasers of securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in the securities in their particular circumstances and about the eligibility of the securities for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Bingham McCutchen LLP, Boston, Massachusetts. The underwriters will be represented by Weil, Gotshal & Manges LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules as of and for the two-month period ended December 31, 2002 and the consolidated financial statements and schedules of our predecessor company as of and for the ten-month period ended October 31, 2002 as set forth in their reports. We’ve included our consolidated financial statements and schedules as of and for the two-month period ended December 31, 2002 and the consolidated financial statements and schedules of our predecessor company as of and for the ten-month period ended October 31, 2002 in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

Arthur Andersen LLP, independent auditors, have audited the consolidated financial statements of our predecessor company at December 31, 2001 and 2000, and for each of the two years in the period ended December 31, 2001, as set forth in their report. We’ve included these consolidated financial statements of our predecessor company in this prospectus and elsewhere in the registration statement in reliance on Arthur Andersen LLP’s report, given on their authority as experts in accounting and auditing.

In June 2002, Arthur Andersen LLP was convicted of federal obstruction of justice charges. As a result of its conviction, Arthur Andersen has ceased operations and is no longer in a position to reissue its audit reports or to provide consent to include financial statements reported on by it in this prospectus. Because Arthur Andersen has not reissued its reports and because we are not able to obtain a consent from Arthur Andersen, you will be unable to sue Arthur Andersen for material misstatements or omissions, if any, in this prospectus, including the financial statements covered by its previously issued reports. Even if you have a basis for asserting a remedy against, or seeking recovery from, Arthur Andersen, we believe that it is unlikely that you would be able to recover damages from Arthur Andersen.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the shares of our common stock to be sold in the offering. This prospectus does not contain all the information contained in the registration statement. For further information with respect to us and the shares to be sold in the offering, reference is made to the registration statement and the exhibits and schedules attached to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those exhibits. As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and will file annual, quarterly, and current reports, proxy statements, and other information with the Securities and Exchange Commission.

You may read and copy all or any portion of the registration statement or any reports, statements, or other information that we file at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street NW, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are also available at the Securities and Exchange Commission’s web site at http://www.sec.gov.

INDEX TO HISTORICAL FINANCIAL STATEMENTS

Interim Unaudited Financial Statements

Consolidated Condensed Interim Financial Statements of TWI Holdings, Inc. (the Successor to Tempur World, Inc.) as of June 30, 2003 (unaudited) and for the six months ended June 30, 2003 (unaudited) and Consolidated Condensed Interim Financial Statements of Tempur World, Inc. (the Predecessor to TWI Holdings, Inc.) for the six months ended June 30, 2002 (unaudited)

F-2

TWI Holdings, Inc.

TWI Holdings, Inc. and Subsidiaries—Consolidated Financial Statements as of December 31, 2002 and for the two months ended December 31, 2002 and Report of Independent Auditors	F-24

Tempur World, Inc. (the Predecessor)

Tempur World, Inc. and Subsidiaries—Consolidated Financial Statements as of and for the ten months ended October 31, 2002 and Report of Independent Auditors	F-49

Tempur World, Inc. and Subsidiaries—Consolidated Financial Statements as of and for the years ended December 31, 2001 and December 31, 2000 and Report of Independent Auditors	F-74

TWI HOLDINGS, INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

CONSOLIDATED CONDENSED INTERIM BALANCE SHEET

As of June 30, 2003

Successor June 30, 2003
(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$7,983,531
Accounts receivable, net of allowance for doubtful accounts of $3,075,633	49,038,913
Inventories	54,449,320
Prepaid expenses and other current assets	5,062,328
Deferred income taxes	5,182,068

Total current assets	121,716,160
Property, plant and equipment, net	92,047,191
Goodwill	205,075,941
Other intangible assets, net of amortization of $1,595,315 as of June 30, 2003	82,789,568
Deferred financing costs and other non-current assets, net	8,969,568

Total assets	$510,598,428

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$23,457,588
Accrued expenses	32,752,825
Income taxes payable	12,927,181
Value added taxes payable	1,250,500
Accrued earn-out payable	40,000,000
Current portion—long-term debt	13,709,778
Current portion—capital lease obligations and other	671,426

Total current liabilities	124,769,298
Long-term debt	161,685,971
Capital lease obligations	12,875
Deferred income taxes	41,668,303
Other long-term liabilities	1,885,945

Total liabilities	330,022,392
Commitments and contingencies (see notes)
Stockholders’ Equity:
Series A Convertible Preferred Stock, $.01 par value, 180,000 shares authorized, 146,463.65 shares issued and outstanding	154,232,245
Class A Common Stock, $.01 par value, 25,000 shares authorized, 14,006 shares issued and outstanding	140
Class B-1 Common Stock, $.01 par value, 300,000 shares authorized, 878.64 shares issued and outstanding	9
Additional paid in capital	4,864,496
Class B-1 Common Stock Warrants	2,347,788
Notes receivable	(100,000)
Deferred stock compensation, net of amortization of $14,339	(129,044)
Retained earnings	16,124,256
Accumulated other comprehensive income	3,236,146

Total stockholders’ equity	180,576,036

Total liabilities and stockholders’ equity	$510,598,428

The accompanying notes to consolidated condensed interim financial statements are an integral part of this statement.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

CONSOLIDATED CONDENSED INTERIM STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2002

TWI HOLDINGS, INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

CONSOLIDATED CONDENSED INTERIM STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2003

	Predecessor	Successor
	Six Months Ended
	June 30, 2002	June 30, 2003
	(Unaudited)	(Unaudited)
Net sales	$129,808,671	$218,803,941
Cost of sales	61,893,654	98,635,412

Gross profit	67,915,017	120,168,529
Selling expenses	33,300,054	49,350,947
General and administrative expenses	14,923,374	19,252,160
Research and development expenses	604,241	413,503

Operating income	19,087,348	51,151,919
Other income (expense), net:
Interest income	187,266	291,495
Interest expense	(3,866,990)	(8,452,766)
Foreign currency exchange losses	(325,551)	(1,936,177)
Other income, net	141,938	1,431,558

Total other expense	(3,863,337)	(8,665,890)

Income before income taxes	15,224,011	42,486,029
Income tax provision	7,273,958	15,738,963

Net income	7,950,053	26,747,066
Preferred stock dividends	718,219	5,810,394

Net income available to common shareholders	$7,231,834	$20,936,672

Basic net income per common share	N/A	$1,406.56

Diluted net income per common share	N/A	$157.36

The accompanying notes to consolidated condensed interim financial statements  are an integral part of these statements.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2002

TWI HOLDINGS, INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2003

	Six Months Ended
	June 30, 2002	June 30, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,950,053	$26,747,066
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,975,598	8,233,333
Amortization of deferred financing costs	663,005	1,197,625
Amortization of original issue discount	—	326,039
Allowance for doubtful accounts	1,422,453	1,465,963
Deferred income taxes	(2,007,453)	(521,665)
Foreign currency adjustments	(2,996,026)	(3,321,604)
(Gain)/Loss on sale of equipment	532,979	(205,545)
Changes in operating assets and liabilities:
Accounts receivable—trade	(4,141,268)	(5,519,907)
Inventories	(5,530,999)	(16,207,700)
Prepaid expenses and other current assets	862,499	(1,382,703)
Accounts payable	1,989,986	4,233,667
Accrued expenses and other	1,905,291	2,786,709
Value added taxes payable and other	(1,229,039)	(3,176,599)
Income taxes payable	4,626,833	8,304,607

Net cash provided by operating activities	10,023,912	22,959,286
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of businesses, net of cash acquired	(647,407)	—
Purchases of property, plant and equipment	(4,835,277)	(6,744,067)
Proceeds from sales of property, plant and equipment	5,143,789	656,372

Net cash used by investing activities	(338,895)	(6,087,695)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt	5,330,006	6,847,718
Proceeds from issuance of long-term debt—related party	18,798	—
Proceeds from issuance of notes payable-line of credit	2,903,421	477,550
Repayments of long-term debt	(19,926,444)	(29,259,028)
Repayments of long-term debt—related party	(945,921)	—
Repayments of notes payable—line of credit	(2,799,242)	—
Repayments of capital lease obligations	(135,920)	(15,148)
Payments of deferred financing costs	(122,195)	—
Proceeds from issuance of preferred stock	2,500,000	—
Purchases of treasury stock	(546,040)	—

Net cash used by financing activities	(13,723,537)	(21,948,908)
NET EFFECT OF EXCHANGE RATE CHANGES ON CASH:	(344,347)	406,673

Decrease in cash and cash equivalents	(4,382,867)	(4,670,644)
CASH AND CASH EQUIVALENTS, beginning of period	7,538,178	12,654,175

CASH AND CASH EQUIVALENTS, end of period	$3,155,311	$7,983,531

The accompanying notes to consolidated condensed interim financial statements are an integral part of these statements.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

TWI HOLDINGS, INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Unaudited)

(1)    The Company

On November 1, 2002, TWI Holdings, Inc. (the Successor to Tempur World, Inc.) acquired (the Tempur Acquisition) Tempur World, Inc. (the Predecessor to TWI Holdings, Inc.). The total acquisition price of Tempur World, Inc. (collectively with its subsidiaries, Tempur World) was approximately $268,483,800. The Tempur Acquisition was financed with approximately $146,638,700 in cash proceeds of newly issued Series A Convertible Preferred Stock and Class A Common Stock and $107,679,400 of incremental senior and mezzanine debt borrowings, net of approximately $5,751,900 of Tempur World’s cash.

The Tempur Acquisition was accounted for using the purchase method of accounting (see Note 2, Business Combinations). As a result of purchase accounting adjustments to the carrying value of the assets and liabilities, the financial position and results of operations for periods subsequent to the Tempur Acquisition are not comparable to those of Tempur World (the Predecessor of TWI Holdings). The accompanying financial statements present financial information for TWI Holdings (the Successor to Tempur World) and Tempur World (the Predecessor to TWI Holdings) and throughout these Consolidated Condensed Interim Financial Statements a distinction is made between Successor and Predecessor financial information.

Consistent with the terms and conditions of the Tempur Acquisition, TWI Holdings, Inc. (collectively with its subsidiaries, TWI Holdings or the Company) is required to pay a maximum of $40,000,000 to the former shareholders of Tempur World as a deferred payment if TWI Holdings meets certain EBITDA and revenue targets for the fiscal year ending December 31, 2003. The Company has accrued this amount in the accompanying Consolidated Condensed Interim Balance Sheet.

TWI Holdings, Inc. is a US-based multinational corporation incorporated in Delaware. The Company manufactures, markets and sells advanced visco-elastic foam products including pillows, mattresses and other related products. The Company manufactures essentially all of its products at Dan Foam ApS, located in Denmark and Tempur Production USA, Inc. in the United States. The Company has sales and distribution companies operating in the US, Europe, Japan, South Africa and Singapore. In addition, the Company has third party distributor arrangements in Eastern Europe, Asia/Pacific, the Middle East, Central and South America and Canada and Mexico. The Company sells its products in over 50 countries and primarily extends credit based on the creditworthiness of its customers. The majority of the Company’s revenues are derived from sales to retailers and to retail consumers through its direct response business.

These Consolidated Condensed Interim Financial Statements (the Statements) include both Successor and Predecessor financial information.

The accompanying Statements, prepared in accordance with the instructions to Form 10-Q and article 10 of Regulation S-X, are unaudited and do not include all the information and disclosures required by generally accepted accounting principles in the United States for complete financial statements. Accordingly, for further information refer to the consolidated financial statements of TWI Holdings, Inc. and related footnotes for the two months ended December 31, 2002.

The results of operations for the interim periods are not necessarily indicative of results of operations for a full year. In the opinion of management, all significant intercompany balances and transactions have been eliminated in consolidation and all necessary adjustments for a fair presentation of the results of operations for the interim periods have been made and are of a recurring nature unless otherwise disclosed herein.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

TWI HOLDINGS, INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

(2)    Business Combination

The Tempur Acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standard (SFAS) No. 141, “Business Combinations” (SFAS 141), and TWI Holdings (the Successor to Tempur World) has allocated the purchase price of Tempur World (the Predecessor to TWI Holdings) based upon the fair values of the net assets acquired and liabilities assumed. The allocation of the purchase price has not yet been finalized and is subject to adjustment over the allocation period for most items and longer for income tax matters. The changes in the carrying amount of goodwill for the six months ended June 30, 2003 approximated:

Successor
Balance as of December 31, 2002	$165,803,200
Foreign currency translation adjustments	(184,700)
Purchase accounting adjustments	39,457,400

Balance as of June 30, 2003	$205,075,900

The goodwill has been preliminarily allocated to the Domestic and International segments as follows:

Domestic	$88,844,800
International	$116,231,100

(3)    Summary of Significant Accounting Policies

(a) Basis of Consolidation—The Statements include the accounts of TWI Holdings (the Successor to Tempur World) and its subsidiaries and Tempur World (Predecessor to TWI Holdings) and its subsidiaries. All subsidiaries, directly or indirectly, are wholly-owned. All material intercompany balances and transactions have been eliminated.

(b) Management’s Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. For example, management makes its best estimate to accrue for certain costs incurred in connection with business activities such as warranty claims and sales returns, but the estimates of these costs could change materially.

(c) Foreign Currency Translation—Assets and liabilities of non-United States subsidiaries, whose functional currency is the local currency, are translated at period-end exchange rates. Income and expense items are translated at the average rates of exchange prevailing during the period. The adjustment resulting from translating the financial statements of such foreign subsidiaries is reflected as a separate component of stockholders’ equity. Foreign currency transaction gains and losses are reported in results of operations.

(d) Financial Instruments and Hedging—Derivative financial instruments are used within the normal course of business principally to manage the exposure to changes in the value of certain foreign currency denominated assets and liabilities of its Denmark manufacturing operations. Gains and losses are recognized currently in the results of operations and are generally offset by losses and gains on the underlying assets and liabilities being hedged.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

TWI HOLDINGS, INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

A variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date are used in determining the fair value of financial instruments. For the majority of the financial instruments, including derivatives and long- term debt, standard market conventions and techniques including available market data and discounted cash flow analysis are used to determine fair value. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximate fair value because of the short-term maturity of those instruments. The carrying amounts of long-term debt approximate the fair market value for instruments with similar terms.

(e) Revenue Recognition—In accordance with SEC Staff Accounting Bulletin 101, sales of products are recognized when the products are shipped to customers and the risks and rewards of ownership are transferred. No collateral is required on sales made in the normal course of business. Deposits made by customers are recorded as a liability and recognized as a sale when product is shipped. TWI Holdings (the Successor to Tempur World) had approximately $5,188,700 of deferred revenue included in Accrued expenses as of June 30, 2003.

TWI Holdings (the Successor to Tempur World) reflects all amounts billed to customers for shipping in Net sales and the costs incurred from shipping product in Cost of sales. Amounts included in Net sales for shipping and handling are approximately $8,878,300 for the six months ended June 30, 2003. Amounts included in Cost of sales for shipping and handling are approximately $19,704,200 for the six months ended June 30, 2003.

Tempur World (the Predecessor to TWI Holdings) reflects all amounts billed to customers for shipping in Net sales and the costs incurred from shipping product in Cost of sales. Amounts included in Net sales for shipping and handling are approximately $5,470,900 for the six months ended June 30, 2002. Amounts included in Cost of sales for shipping and handling are approximately $11,230,900 for the six months ended June 30, 2002.

(f) Accrued Sales Returns—Estimated sales returns are provided at the time of sale based on historical sales returns. TWI Holdings (the Successor to Tempur World) allows product returns ranging from 90 to 120 days following a sale. Accrued sales returns are included in Accrued expenses in the accompanying Consolidated Condensed Interim Balance Sheets. TWI Holdings (the Successor to Tempur World) had the following activity for sales returns for the six months ended June 30, 2003 (approximated):

Successor
Balance as of December 1, 2002	$4,072,000
Amounts accrued	3,727,800
Returns charged to accrual	(3,131,800)

Balance as of June 30, 2003	$4,668,000

(g) Advertising Costs—TWI Holdings (the Successor to Tempur World) expenses all advertising costs as incurred except for production costs and advance payments, which are deferred and expensed when advertisements run for the first time. Advertising costs charged to expense were approximately $30,715,100 for the six months ended June 30, 2003.

Tempur World (the Predecessor to TWI Holdings) expenses all advertising costs as incurred except for production costs and advance payments, which are deferred and expensed when advertisements run for the first time. Advertising costs charged to expense were approximately $20,803,100 for the six months ended June 30, 2002.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

TWI HOLDINGS, INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

Advertising costs are deferred on television and radio advertising where payment is made in advance of the advertising. These costs are expensed the first time the media is run. In addition, direct response prepayments are deferred and are amortized over approximately four months.

The amounts of advertising costs deferred and included in the TWI Holdings (the Successor to Tempur World) Consolidated Condensed Interim Balance Sheet as of June 30, 2003 is approximately $2,575,600.

(h) Cash and Cash Equivalents—Cash and cash equivalents consist of all liquid investments with initial maturities of three months or less.

(i) Inventories—Inventories are stated at the lower of cost or market, determined by the first-in, first-out method and consisted of the following (approximated):

Successor
June 30, 2003
Finished goods	$34,537,800
Work-in-process	7,241,500
Raw materials and supplies	12,670,000

$54,449,300

(j) Property, Plant and Equipment—Property, plant and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives as follows:

Estimated Useful Life
Buildings	25-30 years
Computer equipment	3-5 years
Leasehold improvements	4-7 years
Equipment	3-7 years
Office furniture and fixtures	5-7 years
Autos	3-5 years

Leasehold improvements are amortized over the shorter of the life of the lease or seven years. Depreciation expense relating to TWI Holdings (the Successor to Tempur World) was approximately $7,024,900 for the six months ended June 30, 2003.

Depreciation expense relating to Tempur World (the Predecessor to TWI Holdings) was approximately $5,560,800 for the six months ended June 30, 2002.

Equipment held under capital leases is recorded at the fair market value of the equipment at the inception of the leases. Equipment held under capital leases are amortized over the shorter of their estimated useful lives or the terms of the respective leases.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

TWI HOLDINGS, INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

(k) Goodwill and Other Intangible Assets—The Company follows SFAS 141, “Business Combinations,” and SFAS 142, “Goodwill and Other Intangible Assets” (SFAS 142). SFAS 141 requires that the purchase method of accounting be used for all business combinations. SFAS 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144).

The following table summarizes information about the preliminary allocation of other intangible assets for TWI Holdings (the Successor to Tempur World) (approximated):

	As of June 30, 2003
	Successor	Successor
	Gross Carrying Amount	Accumulated Amortization
Unamortized indefinite life intangible assets:
Trademarks, patents and technology	$74,800,000	$—
Foam formula	3,000,000	—
Other	84,678	—

Total	$77,884,678	$—

Amortized intangible assets:
Customer database	$4,200,000	$420,000
Non-competition agreements and other	2,300,205	1,175,315

Total	$84,384,883	$1,595,315

TWI Holdings (the Successor to Tempur World) amortizes the non-competition agreements over their life of 1.5 years and the customer database over its estimated useful life of five years. Amortization expense for other intangibles was approximately $1.0 million for the six months ended June 30, 2003.

Based on identified intangible assets recorded as of June 30, 2003, the annual amortization expense is expected to be as follows (approximated):

Twelve Months Ending June 30,
2004	$1,780,450
2005	880,450
2006	849,800
2007	840,000
2008	420,000

(l) Software—Preliminary project stage costs incurred are expensed and, thereafter, capitalized as costs are incurred in the developing or obtaining of internal use software. Certain costs, such as maintenance and training, are expensed as incurred. Capitalized costs are amortized over a period of not more than five years and are

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

TWI HOLDINGS, INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

subject to impairment evaluation in accordance with SFAS 144. Amounts capitalized for software are included in Machinery and equipment on the Consolidated Condensed Interim Balance Sheet as of June 30, 2003.

(m) Warranties—A 20-year warranty for US sales and a 15-year warranty for non-US sales on mattresses is provided, each prorated for the last 10 years. In addition, a 2-year to 3-year warranty is provided on pillows. Estimated future obligations related to these products are provided by charges to operations in the period in which the related revenue is recognized. Warranties are included in accrued expenses in the accompanying Consolidated Condensed Interim Balance Sheet. TWI Holdings (the successor to Tempur World) had the following activity for warranties for the six months ended June 30, 2003 (approximated):

Successor
Balance as of December 31, 2002	$2,881,100
Amounts accrued	1,356,300
Warranty charged to accrual	(955,500)

Balance as of June 30, 2003	$3,281,900

(n) Income Taxes—Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

In conjunction with the acquisition of Tempur World on November 1, 2002, TWI Holdings (the Successor to Tempur World) repatriated approximately $44,200,000 from one of its foreign entities in the form of a loan that under applicable US tax principles is treated as a taxable dividend. In addition, TWI Holdings (the Successor to Tempur World) has provided for the remaining undistributed earnings as of November 1, 2002 of $10,123,400. Provisions have not been made for United States income taxes or foreign withholding taxes on undistributed earnings of foreign subsidiaries since the Tempur Acquisition, as these earnings are considered indefinitely reinvested.

Undistributed foreign earnings as of June 30, 2003 were approximately $49,141,000. These earnings could become subject to United States income taxes and foreign withholding taxes (subject to a reduction for foreign tax credits) if they were remitted as dividends, were loaned to the United States parent company or a United States subsidiary, or if the Company should sell its stock in the subsidiaries.

(o) Research and Development Expenses—Research and development expenses for new products are expensed as they are incurred.

(p) Stock-Based Compensation—The Company has adopted SFAS 123, “Accounting for Stock Based Compensation” (SFAS 123). In accordance with SFAS 123, the Company has elected to account for employee stock and option issuances under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25). Under APB 25 no compensation expense is recognized in the statements of income for stock granted to employees and non-employee directors, if the exercise price at least equals the fair value of the underlying stock on the date of grant.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

TWI HOLDINGS, INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

Stock options are granted under various stock compensation programs to employees. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.

Pro forma information in accordance with SFAS 123 is as follows:

Six Months Ended June 30,	Predecessor 2002	Successor 2003
Net income (as reported)	$7,950,000	$26,747,000
Less: additional stock-based employee compensation, net of tax	235,000	29,000

Pro forma net income	$7,715,000	$26,718,000

Earnings per share:
Basic (as reported)	N/A	$1,406.56

Basic (pro forma)	N/A	$1,404.61

Diluted (as reported)	N/A	$157.36

Diluted (pro forma)	N/A	$157.19

The Company has omitted Predecessor earnings per share as such information is not considered meaningful due to the change in capital structure that occurred with the Tempur Acquisition.

(4)    New Accounting Standards

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (FIN 46). FIN 46 requires an entity to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the entity does not have a majority of voting interests. A variable interest entity is generally defined as an entity where its equity is unable to finance its activities or where the owners of the entity lack the risk and rewards of ownership. The provisions of this statement apply at inception for any entity created after January 31, 2003. On October 10, 2003, the FASB issued Staff Position (FSP) FIN 46-6, “Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities,” (the FSP). The FSP is a broad-based deferral of the effective date of FIN 46 for VIEs created or acquired prior to February 1, 2003 until the end of periods ending after December 15, 2003. Although we do not expect FIN 46 to have a material impact on our consolidated financial statements, we are continuing to evaluate our interest in other entities in accordance with this complex interpretation.

In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (SFAS 145). SFAS 145 was effective January 1, 2003. SFAS 145 eliminates the required classification of gain or loss on extinguishment of debt as an extraordinary item of income and states that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board Opinion No. 30, “Reporting Results of Operations” (APB 30). SFAS 145 also requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions, and makes various other technical corrections to existing pronouncements.

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146). This statement nullifies Emerging Issues Task Force Issue 94-3 (Issue 94-3), “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires that a liability for a cost associated with an exit or

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

TWI HOLDINGS, INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

disposal activity is recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. SFAS 146 had no impact on the Company’s condensed financial statements during the second quarter of 2003. However, future periods could be impacted by qualifying activities.

In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement 123” (SFAS 148), which was effective on December 31, 2002. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based compensation. In addition, it amends the disclosure requirements of SFAS 123 to require prominent disclosures about the method of accounting for stock-based compensation and the effect of the method on reported results. The provisions regarding alternative methods of transition do not apply to the Company, which accounts for stock-based compensation using the intrinsic value method.

In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS 149). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The new guidance amends SFAS 133, (b) in connection with other Board projects dealing with financial instruments, and (c) regarding implementation issues raised in relation to the application of the definition of a derivative that contains financing components. The amendments set forth in SFAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003. The guidance is to be applied prospectively. We do not believe that the adoption of this Statement will have a significant impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150). SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new guidance requires that those instruments be classified as liabilities in statements of financial position. At the present time, SFAS 150 is not expected to have an impact on our consolidated financial statements because we do not have financial instruments that are within the scope of this pronouncement.

(5)    Supplemental Cash Flow Information

Cash payments for interest and net cash payments for income taxes are as follows (approximated):

	Six Months Ended June 30,
	Predecessor 2002	Successor 2003
Interest	$4,148,500	$6,148,500
Income taxes, net of refunds	$7,110,000	$6,825,400

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

TWI HOLDINGS, INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

(6)    Long-term Debt

(a) Secured Debt Financing—On November 1, 2002, in connection with the Tempur Acquisition, TWI Holdings (the Successor to Tempur World) obtained from a syndicate of lenders a total of $170,000,000 of senior secured debt financing (the “Senior Debt Financing”) under United States and European term loans and long- term revolving credit facilities. The facilities consisted of (i) a $30,000,000 United States revolving loan facility; (ii) a $65,000,000 United States term loan facility (the United States revolving loan and the United States term loan are collectively referred to herein as the “US Facility”); (iii) a $20,000,000 European revolving loan facility; and (iv) a $55,000,000 European term loan facility (the European revolving loan and the European term loan are collectively referred to herein as the “European Facility”).

Borrowing availability under the United States and European revolving credit facilities is subject to a US Borrowing Base and European Borrowing Base, each as defined in the Loan Agreement. At June 30, 2003, TWI Holdings (the Successor to Tempur World) had unused availability under the Senior Debt Financing of approximately $20,373,500 and $17,784,600, respectively.

The aggregate amount of letters of credit outstanding under the US Facility is approximately $100,000 as of June 30, 2003. The aggregate amount of letters of credit outstanding under the European Facility is approximately $5,064,200 as of June 30, 2003.

The Loan Agreement for the debt makes TWI Holdings (the Successor to Tempur World) subject to certain financial covenants, including: minimum interest coverage ratio; minimum fixed charge coverage ratio; maximum leverage ratio; maximum senior leverage ratio; and a limitation on capital expenditures, in each case as defined. TWI Holdings (the Successor to Tempur World) was in compliance with its covenants as of June 30, 2003.

(b) Senior Subordinated Debt—On November 1, 2002, in connection with the Tempur Acquisition, TWI Holdings (the Successor to Tempur World) obtained a total of $50,000,000 of 12.5% senior subordinated unsecured debt financing (the “Sub Debt”).

The Loan Agreement for the Sub Debt makes TWI Holdings (the Successor to Tempur World) subject to certain financial covenants, including: minimum interest coverage ratio; minimum fixed charge coverage ratio; maximum leverage ratio; and a limitation on capital expenditures, in each case as defined. TWI Holdings (the Successor to Tempur World) was in compliance with its covenants as of June 30, 2003.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

TWI HOLDINGS, INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

(c) Long-term Debt—Long-term debt for TWI Holdings (the Successor to Tempur World) at June 30, 2003 consisted of the following (approximated):

Successor
June 30, 2003
United States Term Loan payable to a lender, interest at the IBOR plus margin (5.1% as of June 30, 2003), principal payments due quarterly through September 2007	$61,400,000
European Term Loan payable to a lender, interest at IBOR plus margin (5.1% as of June 30, 2003), principal payments due quarterly through September 2007	52,000,000
United States Long-Term Revolving Credit Facility payable to a lender, interest at IBOR and index Rate plus margin (5.028% as of June 30, 2003), commitment through and due September 2007	9,626,500
European Long-Term Revolving Credit Facility payable to a lender, interest at IBOR plus margin (4.86% as of June 30, 2003), commitment through September 2007	2,215,400
United States Subordinated Debt payable to lenders, interest at 12.5%, commitment through and due November 1, 2009	37,500,000
European Subordinated Debt payable to lenders, interest at 12.5%, commitment through and due November 1, 2009	12,500,000
Mortgages payable to a bank, secured by certain property, plant and equipment and other assets, bearing fixed interest at 4.4% to 5.1%	2,175,600

177,417,500
Less: Current portion	13,709,800

Long-term debt before deduction of original issue discount	163,707,700
Less: Original issue discount	2,021,800

Long-term debt	$161,685,900

The long-term debt of TWI Holdings (Successor to Tempur World) is scheduled to mature as follows (approximated):

12 Months Ending June 30,
2004	$13,709,800
2005	15,749,900
2006	17,899,100
2007	22,286,500
2008	29,424,300
Thereafter	78,347,900

Total	$177,417,500

(7)    Comprehensive Income

Comprehensive income for TWI Holdings (the Successor to Tempur World) was approximately $28.6 million for the six months ended June 30, 2003.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

TWI HOLDINGS, INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

Comprehensive income for Tempur World (the Predecessor to TWI Holdings) was approximately $12.7 million for the six months ended June 30, 2002.

(8)    Commitments and Contingencies

(a) Lease Commitments—Certain property, plant and equipment are leased under noncancellable capital lease agreements expiring at various dates through 2005. Such leases also contain renewal and purchase options. TWI Holdings (the Successor to Tempur World) leases space for its corporate headquarters and a retail outlet under operating leases that calls for annual rental payments due in equal monthly installments. Operating lease expenses were approximately $1,443,000 for the six months ended June 30, 2003 for TWI Holdings (the Successor to Tempur World).

Operating lease expenses were approximately $947,300 for the six months ended June 31, 2002 for Tempur World (the Predecessor to TWI Holdings).

(b) Litigation—The Company is party to various legal proceedings generally incidental to its business. Although the ultimate disposition of these proceedings is not presently determinable, management does not believe that adverse determinations in any or all of such proceedings will have a material adverse effect upon the financial condition or results of operations of the Company.

(9)    Derivative Financial Instruments

The Company, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates which may adversely affect its results of operations and financial position. In seeking to minimize the risks and/or costs associated with such activities, the Company has entered into forward foreign exchange contracts. Gains and losses on these contracts generally offset losses and gains on the relevant subsidiary’s foreign currency receivables and foreign currency debt.

The Company does not hedge the effects of foreign exchange rates fluctuations on the translation of its foreign results of operations or financial position, nor does it hedge exposure related to anticipated transactions.

The Company does not apply hedge accounting to the foreign currency forward contracts used to offset currency-related changes in the fair value of foreign currency denominated assets and liabilities. These contracts are marked to market through earnings at the same time that the exposed assets and liabilities are remeasured through earnings (both in Other income, net).

The foreign currency forward contracts held by the Company are denominated in United States dollars, British Pound Sterling and Japanese Yen each against the Danish Krone.

A sensitivity analysis indicates that if United States dollar to foreign currency exchange rates at June 30, 2003 increased 10%, the Company would incur losses of approximately $2,300,400 on foreign currency forward contracts outstanding at June 30, 2003. Such losses would be largely offset by gains from the revaluation or settlement of the underlying positions economically hedged.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

TWI HOLDINGS, INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

The Company had derivative financial instruments with a notional value of approximately $8,067,000 and an initial value in excess of fair value of approximately $444,200 included in Foreign exchange receivable on the Consolidated Condensed Interim Balance Sheet as of June 30, 2003. TWI Holdings (the Successor to Tempur World) incurred foreign exchange losses on derivative financial instruments of approximately $3,470,000 for the six months ended June 30, 2003, which are included in the Consolidated Condensed Interim Statement of Operations.

Tempur World (the Predecessor to TWI Holdings) incurred foreign exchange losses on derivative financial instruments of approximately $711,300 for the six months ended June 30, 2002, which are included in the accompanying Consolidated Condensed Interim Statement of Operations.

During January 2003, TWI Holdings (the Successor Tempur World) purchased two three-year interest rate caps (“interest rate caps”) for the purpose of protecting $60,000,000 of the variable interest rate debt outstanding, at any given time, against IBOR rates rising above 5%. Under the terms of the interest rate caps, the Company has paid a premium to receive payments based on the difference between 3-month IBOR and 5% during any period in which the 3-month IBOR rate exceeds 5%. The interest rate caps settle on the last day of March, June, September, and December until expiration. The fair value of the interest rate caps as of June 30, 2003 of approximately $133,800 is included in the accompanying Consolidated Condensed Interim Balance Sheet.

(10)    Income Taxes

The effective tax rate for Tempur World (the Predecessor to TWI Holdings) for the six months ended June 30, 2002 was 47.8%. Reconciling items between the federal statutory income tax rate of 35% and the effective tax rate include state income taxes, subpart F income net of foreign tax credits, valuation allowances attributable to foreign net operating losses, differences in United States statutory rates and foreign tax rates, and certain other permanent differences.

The effective tax rate for TWI Holdings (the Successor to Tempur World) for the six months ended June 30, 2003 was 37.0%. Reconciling items between the federal statutory income tax rate of 35% and the effective tax rate include state income taxes, subpart F income net of foreign tax credits, valuation allowances attributable to foreign net operating losses, differences in United States statutory rates and foreign taxes rates, and certain other permanent differences.

(11)    Major Customers

The five largest customers by net sales accounted for approximately 22.5% of net sales for the six months ended June 30, 2003, one of which accounted for approximately 7.8% of net sales, all of which was in the Domestic segment. These same customers also accounted for approximately 17.8% of accounts receivable as of June 30, 2003. The loss of one or more of these customers could have a material adverse effect on TWI Holdings (the Successor to Tempur World).

(12)    Business Segment Information

SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information,” established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

TWI HOLDINGS, INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

is available that is evaluated regularly by the chief operating decision maker or group in deciding how to allocate resources and assessing performance. The Company operates in two business segments: Domestic and International. These reportable segments are strategic business units that are managed separately based on the fundamental differences in their operations.

Beginning in 2002, following the opening of the Company’s United States manufacturing facility, the Company changed the reporting structure from a single segment to Domestic and International operating segments. This change was consistent with the Company’s ability to monitor and report operating results in these segments. The Domestic segment consists of the United States manufacturing facility whose customers include the United States distribution subsidiary and certain North American third party distributors. The International segment consists of the manufacturing facility in Denmark whose customers include all of the distribution subsidiaries and third party distributors outside the Domestic segment. The Company evaluates segment performance based on Operating income.

The following table summarizes segment information (approximated):

	For the Six Months Ended
	Predecessor 2002	Successor 2003
Net sales to external customers:
Corporate	$—	$—
Domestic	71,824,000	124,229,000
International	57,984,000	94,575,000

	$129,808,000	$218,804,000

Intercompany sales:
Corporate	$—	$—
Domestic	—	—
International	8,822,600	22,148,000
Intercompany eliminations	(8,822,600)	(22,148,000)

	$—	$—

Operating income:
Corporate	$(2,598,000)	$(2,887,000)
Domestic	12,663,000	27,014,000
International	9,022,000	27,025,000

	$19,087,000	$51,152,000

The domestic segment purchases certain products produced by the Danish manufacturing facility included in the International segment and sells those products to Domestic segment customers. Although these transactions are reported in the domestic segment, the profit from these sales remain in the international segment for statutory purposes. These profits amounting to approximately $1,687,800 for Tempur World (the Predecessor to TWI Holdings) for the six months ended June 30, 2002 are allocated to operating income in the Domestic segment. These profits amounting to approximately $6,023,500 for TWI Holdings (the Successor to Tempur World) for the six months ended June 30, 2003 are allocated to operating income in the Domestic segment.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

TWI HOLDINGS, INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

As the Company operated in one segment prior to the start up of the United States manufacturing operation, the Company has not restated prior year segment information to reflect the new reporting structure. The consolidated financial statements herein present all of the required disclosures for a single segment.

(13)    Condensed Consolidating Financial Information

Certain unsecured debt obligations will be issued by Tempur-Pedic, Inc. and Tempur Production USA, Inc. (the “Issuers”) and will be fully and unconditionally guaranteed on an unsecured basis by the Issuers’ domestic subsidiaries (referred to collectively as the “Issuers and their Subsidiary Guarantors” in the accompanying financial information) and by TWI Holdings, Inc. and an intermediate parent corporation (referred to as the “Combined Guarantor Parents” in the accompanying financial information). The foreign subsidiaries (referred to as “Combined Non-Guarantor Subsidiaries” in the accompanying financial information) represent the foreign operations of the Company and will not guarantee this debt. The following financial information presents condensed consolidating balance sheets, statements of operations and statements of cash flows for the Combined Guarantor Parents, Issuers and their Subsidiary Guarantors and Combined Non-Guarantor Subsidiaries.

TWI Holdings (The Successor to Tempur World)

Condensed Consolidating Balance Sheet

As of June 30, 2003

	Issuers and their Subsidiary Guarantors	Combined Guarantor Parents	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Current assets	$79,829,000	$5,498,000	$107,522,000	$(71,133,000)	$121,716,000
Property, plant and equipment, net	38,092,000	275,000	53,680,000	—	92,047,000
Other noncurrent assets	223,931,000	38,997,000	165,225,000	(131,318,000)	296,835,000

Total assets	$341,852,000	$44,770,000	$326,427,000	$(202,451,000)	$510,598,000

Current liabilities	$81,107,000	$66,286,000	$48,534,000	$(71,158,000)	$124,769,000
Noncurrent liabilities	120,795,000	97,636,000	81,598,000	(94,776,000)	205,253,000
Equity (deficit)	139,950,000	(119,152,000)	196,295,000	(36,517,000)	180,576,000

Total liabilities and equity (deficit)	$341,852,000	$44,770,000	$326,427,000	$(202,451,000)	$510,598,000

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

TWI HOLDINGS, INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

TWI Holdings (The Successor to Tempur World)

Condensed Consolidating Statements of Operations

For the Six Months Ended June 30, 2003

	Issuers and their Subsidiary Guarantors	Combined Guarantor Parents	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net sales	$124,229,000	$—	$116,723,000	$(22,148,000)	$218,804,000
Cost of goods sold	65,033,000	(268,000)	56,018,000	(22,148,000)	98,635,000

Gross profit	59,196,000	268,000	60,705,000	—	120,169,000
Operating expenses	38,206,000	3,155,000	27,656,000	—	69,017,000

Operating income	20,990,000	(2,887,000)	33,049,000	—	51,152,000
Interest income (expense), net	(1,188,000)	(5,235,000)	(1,738,000)	—	(8,161,000)
Other income (loss)	38,000	(709,000)	166,000	—	(505,000)
Income taxes	7,786,000	(3,190,000)	11,143,000	—	15,739,000

Net income (loss)	$12,054,000	$(5,641,000)	$20,334,000	$—	$26,747,000

TWI Holdings (The Successor to Tempur World)

Condensed Consolidating Statements of Cash Flows

For the Six Months Ended June 30, 2003

	Issuers and their Subsidiary Guarantors	Combined Guarantor Parents	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net income (loss)	$12,054,000	$(5,641,000)	$20,334,000	$—	$26,747,000
Non-cash expenses	2,946,000	(1,949,000)	6,178,000	—	7,175,000
Changes in working capital	(2,142,000)	7,615,000	(16,435,000)		(10,962,000)

Net cash provided by operating activities	12,858,000	25,000	10,077,000	—	22,960,000
Net cash used for investing activities	(4,663,000)	(49,000)	(1,376,000)	—	(6,088,000)
Net cash provided by financing activities	(8,811,000)	404,000	(13,542,000)	—	(21,949,000)
Effect on exchange rate	—	—	407,000	—	407,000

Net increase (decrease) in cash and cash equivalents	(616,000)	380,000	(4,434,000)	—	(4,670,000)
Cash and cash equivalents at beginning of the year	654,000	609,000	11,391,000	—	12,654,000

Cash and cash equivalents at end of period	$38,000	$989,000	$6,957,000	$—	$7,984,000

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

TWI HOLDINGS, INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

Tempur World (The Predecessor to TWI Holdings)

Condensed Consolidating Statements of Operations

For the Six Months Ended June 30, 2002

	Issuers and their Subsidiary Guarantors	Combined Guarantor Parents	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net sales	$71,825,000	$—	$66,807,000	$(8,823,000)	$129,809,000
Cost of goods sold	35,245,000	(160,000)	35,632,000	(8,823,000)	61,894,000

Gross profit	36,580,000	160,000	31,175,000	—	67,915,000
Operating expenses	25,605,000	2,758,000	20,465,000	—	48,828,000

Operating income	10,975,000	(2,598,000)	10,710,000	—	19,087,000
Interest income (expense), net	(1,623,000)	(920,000)	(1,136,000)	—	(3,679,000)
Other income (loss)	39,000	—	(223,000)	—	(184,000)
Income taxes	3,590,000	150,000	3,534,000	—	7,274,000

Net income (loss)	$5,801,000	$(3,668,000)	$5,817,000	$—	$7,950,000

Tempur World (The Predecessor to TWI Holdings)

Condensed Consolidating Statements of Cash Flows

For the Six Months Ended June 30, 2002

	Issuers and their Subsidiary Guarantors	Combined Guarantor Parents	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net income (loss)	$5,801,000	$(3,668,000)	$5,817,000	$—	$7,950,000
Non-cash expenses	3,542,000	1,965,000	(1,917,000)	—	3,590,000
Changes in working capital	(2,554,000)	(12,000)	1,050,000	—	(1,516,000)

Net cash provided by operating activities	6,789,000	(1,715,000)	4,950,000	—	10,024,000
Net cash used for investing activities	(2,167,000)	(39,000)	1,867,000	—	(339,000)
Net cash provided by financing activities	(6,800,000)	1,831,000	(8,755,000)	—	(13,724,000)
Effect on exchange rate changes on cash	—	—	(344,000)	—	(344,000)

Net increase (decrease) in cash and cash equivalents	(2,178,000)	77,000	(2,282,000)	—	(4,383,000)
Cash and cash equivalents at beginning of the year	2,037,000	7,000	5,494,000	—	7,538,000

Cash and cash equivalents at end of period	$(141,000)	$84,000	$3,212,000	$—	$3,155,000

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

TWI HOLDINGS, INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

(14)    Earnings Per Share

For the Six Months Ended
Successor 2003
Numerator:
Net income (loss)	$26,747,066
Preferred stock dividends	(5,810,394)

Net income (loss) available to common shareholders—numerator for basic earnings per share	20,936,672
Effect of dilutive securities:
Preferred stock dividends	5,810,394

5,810,394

Net income (loss) available to common shareholders after assumed conversion—numerator for diluted earnings per share	$26,747,066

Denominator:
Denominator for basic earnings per share—weighted average shares	14,885
Effect of dilutive securities:
Employee stock options	129
Warrants	8,492
Convertible preferred stock	146,464

Dilutive potential common shares	155,085

Denominator for diluted earnings per share—adjusted weighted average shares	169,970

Basic earnings (loss) per share	$1,406.56

Diluted earnings (loss) per share	$157.36

The Company has omitted Predecessor earnings per share as such information is not considered meaningful due to the change in capital structure that occurred with the Tempur Acquisition.

(15)    Subsequent Events

On July 29, 2003, the Company was served with a Civil Investigative Demand from the office of the Attorney General of the State of Texas in connection with that office’s investigation into “the possibility of price fixing in the mattress industry.” In connection with the investigation, the Company has been asked to produce certain documents that may be relevant to the investigation and to respond to written interrogatories. The demand seeks, among other things, documents relating to the retail pricing of our products, including retail pricing policies and correspondence with retail accounts. The Company is unable to predict the scope or possible outcome of the investigation or to quantify its potential impact on our business or operations.

During July 2003, the Company’s Board of Directors issued a consent to accelerate the vesting of options granted to certain employees under the Company’s 2002 Stock Option Plan (Option Plan). This acceleration resulted in the immediate vesting of options granted to certain employees that would otherwise have vested within the next year. Under the original terms of the Option Plan, invested options are forfeited upon separation

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

TWI HOLDINGS, INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

of employment. In accordance with APB 25, the Company will recognize compensation expense based on its estimate of the numbers of options that the holders ultimately will retain that otherwise would have been forfeited, absent the notification.

On August 15, 2003, Tempur-Pedic, Inc. and Tempur Production USA, Inc. (the “Issuers”) issued $150 million of 10.25% Senior Subordinated Notes due 2010 (the “Senior Subordinated Notes”). The Senior Subordinated Notes were sold in a private placement to “qualified institutional buyers” under Rule 144A, non-U.S. persons under Regulation S and certain institutional accredited investors within the meaning of Rule 501(a)(1), (2), (3) or (7). The Issuers will file, on or before November 15, 2003, a registration statement to register the Senior Subordinated Notes with the Securities and Exchange Commission.

The Senior Subordinated Notes are unsecured senior subordinated indebtedness of the Issuers and are guaranteed on an unsecured senior subordinated basis by the Issuers’ ultimate parent, TWI Holdings, Inc., and all of TWI Holdings’ current and future domestic restricted subsidiaries (as defined in the indenture dated as of August 15, 2003, among the Issuers, the guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee (the “Indenture”)), other than the Issuers. The Senior Subordinated Notes are effectively junior to the liabilities of TWI Holdings’ non-guarantor subsidiaries. The Senior Subordinated Notes have no mandatory redemption or sinking fund requirements; however, they do provide for partial redemption at the Issuers’ option under certain circumstances prior to August 15, 2006 and full redemption at the Issuers’ option on or after August 15, 2007.

The Senior Subordinated Notes contain certain covenants that restrict, among other things, the ability of the Issuers, TWI Holdings and their restricted subsidiaries (as defined in the Indenture) to incur additional indebtedness and issue preferred stock; pay dividends or make other distributions other than the recapitalization dividend. Interest on the Senior Subordinated Notes is payable on February 15 and August 15 of each year, beginning February 15, 2004.

In conjunction with the issuance of the Senior Subordinated Notes, TWI Holdings amended and restated its senior secured credit facility (as so amended and restated, the “Senior Facility”), with a syndicate of United States (“U.S.”) and European lenders. The Senior Facility was increased from $170,000,000 to a total of $270,000,000 of senior secured U.S. and European term loans and revolving credit facilities. The Senior Facility consists of a (i) $20,000,000 U.S. revolver; (ii) $30,000,000 U.S. term loan A; (iii) $135,000,000 U.S. term loan B (the U.S. revolver, term loan A and term loan B are collectively referred to as the “US Facility”); (iv) $20,000,000 European revolver; and (v) $65,000,000 European term loan A (the European revolver and term loan A are collectively referred to as the “European Facility”). The U.S. and European revolvers provide for the issuance of letters of credit to support local operations.

On August 15, 2003, loans outstanding under the Senior Facility totaled $230,000,000, comprised of $30,000,000 of U.S. term loans A, $135,000,000 of U.S. term loans B and $65,000,000 of European term loans A.

The revolving loans and the term loans A mature on November 1, 2008 and the new term loan B matures on June 30, 2009. The Senior Facilities bear interest, at the option of the borrowers, as follows: (a) a base rate plus an applicable margin for each of the US Facility or (b) a Eurodollar rate plus an applicable margin for the US Facility and the European Facility.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

TWI HOLDINGS, INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

Drawings under the U.S. revolver are subject to a borrowing base based on, among other things, the levels of eligible accounts receivable and eligible inventory of the U.S. borrowers. Drawings under the European revolver are subject to a borrowing base based on, among other things, the levels of eligible accounts receivable and eligible inventory of European borrowers and their subsidiaries.

The US Facility and the European Facility are guaranteed by TWI Holdings and each of its direct and indirect U.S. subsidiaries. The US Facility and the European Facility are secured by (i) a first priority lien on substantially all of the U.S. assets of TWI Holdings and each of its direct and indirect U.S. subsidiaries and (ii) a pledge of all of the capital stock of each of TWI Holdings’ direct and indirect U.S. subsidiaries and 65% of the capital stock of TWI Holdings’ first tier foreign subsidiaries. In addition, the European Facility is guaranteed by certain of TWI Holdings’ foreign subsidiaries and is secured by (i) a lien on certain of the assets of TWI Holdings’ foreign subsidiaries and (ii) a pledge of substantially all of the capital stock of certain of TWI Holdings’ foreign subsidiaries.

The Senior Facility is subject to warrants and negative covenants, including but not limited to, financial covenants relating to minimum interest coverage ratio; minimum fixed charge coverage ratio; maximum leverage ratio; maximum senior leverage ratio; and maximum capital expenditures.

Proceeds from the Senior Facility were used to simultaneously repay all outstanding indebtedness in an aggregate principal amount of $50,000,000, and all interest and prepayment premiums thereon, evidenced by the Senior Subordinated Loan Agreement, dated as of November 1, 2002, among the lenders, TWI Holdings, and certain of TWI Holdings’ direct and indirect U.S. and European subsidiaries. Upon such repayment, the Senior Subordinated Loan Agreement was terminated.

Subsequent to August 15, 2003, proceeds from the issuance of the notes, along with drawings under the Senior Facility, were used (a) to prepay an earn-out payment of approximately $40,000,000 to the former stockholders of Tempur World, Inc., pursuant to the Agreement and Plan of Merger, dated as of October 4, 2002, among TWI Holdings, Tempur World and certain other persons party thereto, and the Contribution Agreement, dated as of October 4, 2002, among TWI Holdings and certain other persons party thereto, and (b) to pay a special dividend of approximately $160,000,000 in cash on shares of Class B-1 Voting Common Stock of TWI Holdings (on an as-converted basis) to stockholders and warrant holders of record as of August 21, 2003.

On October 17, 2003, TWI Holdings filed a registration statement on Form S-1 with the Securities and Exchange Commission for the initial public offering of shares of its common stock. Shares of common stock will be offered by both TWI Holdings and certain selling stockholders, but the number of shares to be offered on behalf of TWI Holdings and certain selling stockholders and the price range for the offering have not yet been determined.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of

TWI Holdings, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheet of TWI Holdings, Inc. and Subsidiaries (the Company) as of December 31, 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows for the two months ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TWI Holdings, Inc. and Subsidiaries as of December 31, 2002, and the consolidated results of their operations and their cash flows for the two months ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Louisville, Kentucky

June 20, 2003

TWI HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

As of December 31, 2002

	Notes	December 31, 2002
ASSETS
Current Assets:
Cash and cash equivalents	6	$12,654,175
Accounts receivable, net of allowance for doubtful accounts of $2,518,485	13	43,798,953
Inventories	3i	36,630,241
Prepaid expenses and other current assets		3,148,073
Deferred income taxes	12	5,050,840

Total current assets		101,282,282
Land and buildings		45,519,224
Machinery and equipment		43,798,251
Construction in progress		1,078,595

		90,396,070
Less: Accumulated depreciation		(2,110,058)

Property, plant and equipment, net	3j	88,286,012
Goodwill	2, 3k	165,803,236
Other intangible assets, net of amortization of $553,649	2, 3k	83,807,012
Deferred financing costs and other non-current assets, net	2	9,315,530

Total assets		$448,494,072

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable		$17,674,899
Accrued expenses		30,974,643
Income taxes payable	12	3,578,922
Value added taxes payable		1,979,043
Foreign exchange payable		1,964,301
Current portion—long-term debt	7c	13,565,359
Current portion—capital lease obligations and other	9a	204,777

Total current liabilities		69,941,944
Long-term debt	7c	182,292,388
Capital lease obligations	9a	25,993
Deferred income taxes	12	42,007,920
Other long-term liabilities		2,226,541

Total liabilities		296,494,786
Commitments and contingencies	9
Stockholders’ Equity:
Series A Convertible Preferred Sock, $.01 par value, 180,000 shares authorized, 146,463.65 shares issued and outstanding	11a	148,421,852
Class A Common Stock, $.01 par value, 25,000 shares authorized, 14,006 shares issued and outstanding	2	140
Class B-1 Common Stock, $.01 par value, 300,000 shares authorized, 878.64 shares issued and outstanding		9
Additional paid in capital		4,864,496
Class B-1 Common Stock Warrants	11b	2,347,788
Notes receivable	2	(100,000)
Deferred stock compensation, net of amortization of $2,390		(140,993)
Retained deficit		(4,812,417)
Accumulated other comprehensive income		1,418,411

Total stockholders’ equity		151,999,286

Total liabilities and stockholders’ equity		$448,494,072

The accompanying notes to consolidated financial statements are an integral part of this statement.

TWI Holdings, Inc. and Subsidiaries

Consolidated Statement of Operations

For the Two Months Ended December 31, 2002

	Notes
Net sales	3e, 3f	$60,643,855
Cost of sales	3i	37,811,437

Gross profit		22,832,418
Selling expenses	3g	15,322,108
General and administrative expenses		7,688,487
Research and development expenses	3o	163,024

Operating loss		(341,201)
Other income (expense), net:
Interest income		91,424
Interest expense		(3,046,460)
Foreign currency exchange gains	3d, 10	783,682
Other income, net		547,150

Total other expense		(1,624,204)

Loss before income taxes		(1,965,405)
Income tax provision	12	888,813

Net loss		(2,854,218)
Preferred stock dividends		1,958,199

Net loss attributable to common stockholders		$(4,812,417)

Basic and diluted net loss per common share	17	$(323.31)

The accompanying notes to consolidated financial statements are an integral part of this statement.

TEMPUR WORLD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Two Months Ended December 31, 2002

	Convertible Preferred Stock—Series A		Common Stock—Class A		Common Stock—Class B-1		Additional Paid in Capital	Class B-1 Common Stock Warrants	Notes Receivable	Deferred Stock Compensation	Retained Deficit	Other Comprehensive Income	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, November 1, 2002	146,463.65	$146,463,653	14,006	$140	878.64	$9	$4,864,496	$2,347,788	$(100,000)	$(143,383)	$—	$—	$153,432,703
Net loss plus changes in accumulated comprehensive income:
Net Loss		—		—		—	—	—	—	—	(2,854,218)	—	(2,854,218)
Foreign currency translation adjustments, net of tax		—		—		—	—	—	—	—	—	1,418,411	1,418,411

Net loss plus changes in accumulated comprehensive income		—		—		—	—	—	—	—	(2,854,218)	1,418,411	(1,435,807)
Dividends on Preferred Stock		1,958,199		—		—	—	—	—	—	(1,958,199)	—	—
Amortization of deferred stock compensation		—		—		—	—	—	—	2,390	—	—	2,390

Balance, December 31, 2002	146,463.65	$148,421,852	14,006	$140	878.64	$9	$4,864,496	$2,347,788	$(100,000)	$(140,993)	$(4,812,417)	$1,418,411	$151,999,286

The accompanying notes to consolidated financial statements are an integral part of this statement.

TWI HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Two Months Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,854,218)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,663,707
Amortization of deferred financing costs	286,796
Amortization of original issue discount	84,173
Allowance for doubtful accounts	500,531
Deferred income taxes	(2,234,341)
Foreign currency adjustments	(2,649,201)
Loss on sale of equipment	232,613
Changes in operating assets and liabilities:
Accounts receivable—trade	430,369
Inventories	11,472,359
Prepaid expenses and other current assets	(486,142)
Accounts payable	29,763
Accrued expenses and other	2,916,816
Foreign exchange payable	1,802,473
Value added taxes payable	(637,741)
Income taxes payable	827,293

Net cash provided by operating activities	12,385,250
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(1,960,749)
Proceeds from sales of property, plant and equipment	101,986

Net cash used for investing activities	(1,858,763)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of notes payable-line of credit	449,817
Repayments of long-term debt	(4,500,059)
Repayments of capital lease obligations	(170,370)

Net cash used by financing activities	(4,220,612)
NET EFFECT OF EXCHANGE RATE CHANGES ON CASH:	596,443

Increase in cash and cash equivalents	6,902,318
CASH AND CASH EQUIVALENTS, beginning of period	5,751,857

CASH AND CASH EQUIVALENTS, end of period	$12,654,175

The accompanying notes to consolidated financial statements are an integral part of this statement.

TWI HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)    The Company

TWI Holdings, Inc. (collectively with its subsidiaries, TWI Holdings or the Company), is a United States based multinational corporation incorporated in Delaware. It was formed to acquire all of the operations of Tempur World, Inc., a Delaware corporation (collectively with its subsidiaries, “Tempur World” or “TWI”). The Company manufactures, markets and sells advanced visco-elastic foam products including pillows, mattresses and other related products. The Company manufactures essentially all of its products at Dan Foam ApS, located in Denmark and Tempur Production USA, Inc. in the United States. The Company has sales and distribution companies operating in the U.S., Europe, Brazil, Japan, South Africa and Singapore. In addition, the Company has third party distributor arrangements in Eastern Europe, Asia/Pacific, the Middle East, and Central and South America and Canada and Mexico. The Company sells its products in over 50 countries and primarily extends credit based on the creditworthiness of its customers. The majority of the Company’s revenues are derived from sales to retailers and to retail consumers through its direct response business.

(2)    Business Combination

Pursuant to the Agreement and Plan of Merger dated as of October 4, 2002 (the Merger Agreement), on November 1, 2002, TWI Holdings, Inc. acquired Tempur World, Inc. (the Tempur Acquisition).

The total acquisition price of Tempur World as of the closing date of the Tempur Acquisition was approximately $268,483,800, including $14,165,800 of transaction fees and expenses. The Tempur Acquisition was financed with approximately $146,638,700 in cash proceeds of newly issued Series A Convertible Preferred Stock and Class A Common Stock, $107,679,400 of incremental senior and mezzanine debt borrowings (see Note (7)), net of approximately $5,751,900 of Tempur World’s cash. The Company also refinanced approximately $88,816,500 of existing debt obligations of Tempur World. In addition, certain of the former shareholders of Tempur World contributed their shares of common stock of Tempur World to the Company immediately prior to the Tempur Acquisition in exchange for shares of Class A Common Stock of the Company. The Company has applied the provisions of Emerging Issues Task Force 88-16, “Basis in Leveraged Buyout Transactions,” whereby, the carryover equity interests of certain management stockholders from Tempur World were recorded at their historical basis. The application of these provisions reduced Additional paid in capital and Goodwill by $9,384,700. Additionally, certain management employees of Tempur World also purchased shares of Class B-1 Common Stock of the Company in exchange for promissory notes in the aggregate principal amount of $100,000, which is reflected as a reduction of Stockholders’ equity.

Pursuant to the Merger Agreement, a total of $30,100,000 (the Escrowed Funds) of the aggregate merger consideration otherwise payable to the former shareholders of Tempur World was deposited in escrow to secure obligations of the former shareholders of Tempur World with respect to the net working capital adjustment and indemnification claims under the Merger Agreement.

Pursuant to the Merger Agreement, the Company is required to pay a maximum of $40,000,000 to the former shareholders of Tempur World as a deferred payment if Tempur World meets certain EBITDA and revenue targets for the fiscal year ending December 31, 2003. As these contingencies have not been met or resolved as of December 31, 2002, this amount is not recorded.

The Tempur Acquisition was accounted for as a purchase in accordance with the recently issued Statement of Financial Accounting Standard (SFAS) No. 141, “Business Combinations” (SFAS 141), and the Company has allocated the purchase price of Tempur World based upon the fair values of the net assets acquired and liabilities assumed. The allocation of the purchase price has not yet been finalized and is subject to adjustment over the next twelve months for most items and longer for income tax matters. Portions of the net assets acquired and

TWI HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

liabilities assumed were valued by independent appraisers utilizing customary valuation procedures and techniques. Indefinite lived intangibles and goodwill are not being amortized in accordance with SFAS 142, “Goodwill and Other Intangible Assets” (SFAS 142).

The following table summarizes the estimated aggregate fair values of the assets acquired and liabilities assumed at the date of acquisition (approximated):

Accounts receivable	$43,661,700
Inventories	46,666,000
Other current assets	4,290,200
Property, plant and equipment	86,277,200
Identifiable intangible assets	84,360,700
Other assets	9,245,300
Accounts payable	(17,069,900)
Accrued expenses	(27,515,400)
Deferred taxes	(40,682,100)
Other current liabilities	(4,812,400)
Long term debt	(88,816,500)
Other non-current liabilities and other	(2,215,300)

93,389,500
Adjustment for carryover basis of continuing stockholders	9,384,700
Goodwill	165,709,600

Aggregate purchase price	$268,483,800

The goodwill and identifiable intangible assets recorded as a result of the Tempur Acquisition are not deductible for tax purposes.

(3)    Summary of Significant Accounting Policies

(a) Basis of Consolidation—The consolidated financial statements include the accounts of the Company and its subsidiaries. All subsidiaries, directly or indirectly, are wholly-owned. All material intercompany balances and transactions have been eliminated.

(b) Management’s Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. For example, management makes its best estimate to accrue for certain costs incurred in connection with business activities such as warranty claims and sales returns, but the Company’s estimates of these costs could change materially.

(c) Foreign Currency Translation—Assets and liabilities of non-United States subsidiaries, whose functional currency is the local currency, are translated at year-end exchange rates. Income and expense items are translated at the average rates of exchange prevailing during the year. The adjustment resulting from translating the financial statements of such foreign subsidiaries is reflected as a separate component of stockholders’ equity. Foreign currency transaction gains and losses are reported in results of operations.

TWI HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(d) Financial Instruments and Hedging—Within the normal course of business, the Company uses derivative financial instruments principally to manage the exposure to changes in the value of certain foreign currency denominated assets and liabilities of its Denmark manufacturing operations. Gains and losses are recognized currently in the results of operations and are generally offset by losses and gains on the underlying assets and liabilities being hedged.

In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of the financial instruments, including derivatives and long-term debt, standard market conventions and techniques including available market data and discounted cash flow analysis are used to determine fair value.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximate fair value because of the short-term maturity of those instruments. The carrying amounts of preferred stock and long-term debt approximate the fair market value for instruments with similar terms as of December 31, 2002.

(e) Revenue Recognition—In accordance with SEC Staff Accounting Bulletin 101, the Company recognizes sales of its products when the products are shipped to customers and the risks and rewards of ownership are transferred. The Company does not require collateral on sales made in the normal course of business. Deposits made by customers are recorded as a liability and recognized as a sale when product is shipped. The Company had approximately $4,201,500 of deferred revenue included in Accrued expenses as of December 31, 2002.

The Company reflects all amounts billed to customers for shipping in Net sales and the costs incurred from shipping product in Cost of sales. Amounts included in Net sales for shipping and handling are approximately $2,027,600 in the two months ended December 31, 2002. Amounts included in Cost of sales for shipping and handling are approximately $5,135,300 in the two months ended December 31, 2002.

(f) Accrued Sales Returns—Estimated sales returns are provided at the time of sale based on historical sales returns. The Company allows product returns ranging from 90 to 120 days following a sale. Accrued sales returns are included in Accrued expenses in the accompanying Consolidated Balance Sheet. The Company had the following activity for sales returns for the two months ended December 31, 2002 (approximated):

Balance as of November 1, 2002	$3,637,200
Amounts accrued	1,896,400
Returns charged to accrual	(1,461,500)

Balance as of December 31, 2002	$4,072,100

(g) Advertising Costs—The Company expenses all advertising costs as incurred except for production costs and advance payments which are deferred and expensed when advertisements run for the first time. Advertising costs charged to expense were approximately $8,936,500 during the two months ended December 31, 2002.

The Company defers advertising costs on media advertising purchases where the Company is required to prepay for the advertising in advance. These costs are expensed the first time the media is run. In addition, the Company defers the prepayment of costs for direct response advertising. The Company amortizes the costs over approximately four months.

The amounts of advertising costs deferred and included in the Consolidated Balance Sheet as of December 31, 2002 was approximately $1,094,300.

TWI HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(h) Cash and Cash Equivalents—Cash and cash equivalents consist of all liquid investments with initial maturities of three months or less.

(i) Inventories—Inventories at November 1, 2002 are stated at fair market value. Newly manufactured inventories are stated at the lower of cost or market, determined by the first-in, first-out method and consisted of the following (approximated):

December 31, 2002
Finished goods	$21,353,300
Work-in-process	5,198,300
Raw materials and supplies	10,078,600

$36,630,200

Of the amounts included in Inventory as of November 1, 2002, approximately $9,780,000 represents the value of the manufacturing profit earned by Tempur World prior to the Tempur Acquisition and is reflected in Cost of sales for the two months ended December 31, 2002.

(j) Property, Plant and Equipment—Property, plant and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives as follows:

Estimated Useful Life
Buildings	25-30 years
Computer equipment	3-5 years
Leasehold improvements	4-7 years
Equipment	3-7 years
Office furniture and fixtures	5-7 years
Autos	3-5 years

Maintenance and repair costs are expensed as incurred, and expenditures for improvements are capitalized.

Leasehold improvements are amortized over the shorter of the life of the lease or seven years. Depreciation expense was approximately $2,110,100 for the two months ended December 31, 2002.

Equipment held under capital leases is recorded at the fair market value of the equipment at the inception of the leases. Equipment held under capital leases are amortized over the shorter of their estimated useful lives or the term of the respective leases.

(k) Goodwill and Other Intangible Assets—The Company follows SFAS 141, “Business Combinations,” and SFAS 142, “Goodwill and Other Intangible Assets” (SFAS 142). SFAS 141 requires that the purchase method of accounting be used for all business combinations. SFAS 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144).

TWI HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about the Company’s preliminary allocation of other intangible assets (approximated):

	As of December 31, 2002
	Gross Carrying Amount	Accumulated Amortization
Unamortized indefinite life intangible assets:
Trademarks, patents and technology	$74,800,000	$—
Customer database	4,200,000	—
Foam formula	3,000,000	—
Other	217,700	—

Total	$82,217,700	$—

Amortized intangible assets:
Sales backlog	$317,000	$317,000
Non-competition agreements and other	1,826,000	236,700

Total	$84,360,700	$553,700

The Company amortizes the non-competition agreements over their life of 1.5 years. Amortization expense for other intangibles was approximately $553,700 for the two months ended December 31, 2002. Estimated future amortization expense is $1,318,700 and $271,300 for the years ending December 31, 2003 and 2004, respectively.

The changes in the carrying amount of goodwill for the two months ended December 31, 2002 was (approximated):

Balance as of November 1, 2002	$165,709,600
Foreign currency translation adjustments	93,600

Balance as of December 31, 2002	$165,803,200

(l) Software—The Company expenses costs incurred in the preliminary project stage and, thereafter, capitalizes costs incurred in the developing or obtaining of internal use software. Certain costs, such as maintenance and training, are expensed as incurred. Capitalized costs are amortized over a period of not more than five years and are subject to impairment evaluation in accordance with SFAS 144. Amounts capitalized for software are included in Machinery and equipment on the Consolidated Balance Sheet as of December 31, 2002.

(m) Warranties—The Company provides a 20-year warranty for United States sales and a 15-year warranty for non-United States sales on mattresses, each prorated for the last 10 years. The Company also provides 2-year to 3-year warranties on pillows. Estimated future obligations related to these products are provided by charges to operations in the period in which the related revenue is recognized. Warranties are included in Accrued expenses in the accompanying Consolidated Balance Sheet. The Company had the following activity for warranties for the two months ended December 31, 2002 (approximated):

Balance as of November 1, 2002	$2,875,700
Amounts accrued	256,100
Warranty charged to accrual	(250,700)

Balance as of December 31, 2002	$2,881,100

TWI HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(n) Income Taxes—The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

In conjunction with the acquisition of Tempur World on November 1, 2002, the Company repatriated approximately $44,200,000 from one of its foreign entities in the form of a loan that under applicable United States tax principles is treated as a taxable dividend. In addition, the Company expects to repatriate the remaining undistributed earnings as of November 1, 2002 of $10,123,400 during 2003. Accordingly, the Company has provided for the additional taxes that it expects will be incurred.

Provisions have not been made for US income taxes or foreign withholding taxes on undistributed earnings of foreign subsidiaries since the acquisition, as these earnings are considered indefinitely reinvested. Undistributed foreign earnings during the two months ended December 31, 2002 were approximately $10,061,200. These earnings could become subject to United States income taxes and foreign withholding taxes (subject to a reduction for foreign tax credits) if they were remitted as dividends, were loaned to the United States parent company or a United States subsidiary, or if the Company should sell its stock in the subsidiaries.

(o) Research and Development Expenses—Research and development expenses for new products are expensed as they are incurred.

(p) Stock-Based Compensation—The Company has adopted SFAS 123, “Accounting for Stock Based Compensation” (SFAS 123). In accordance with SFAS 123, the Company has elected to account for employee stock and option issuances under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25). Under APB 25 no compensation expense is recognized in the statements of income for stock granted to employees and non-employee directors, if the exercise price at least equals the fair value of the underlying stock on the date of grant.

Stock options are granted under various stock compensation programs to employees (see Note (11)(d)). For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.

The Company’s pro forma information in accordance with SFAS 123 is as follows:

Two months ended December 31, 2002
Net loss (as reported)	$(2,854,200)
Add: additional stock-based employee compensation, net of tax	(200)

Pro forma net loss	$(2,854,400)

Earnings (loss) per share:
Basic and diluted (as reported)	$(323.31)

Basic and diluted (pro forma)	$(323.31)

(4)    New Accounting Standards

In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (SFAS 145). SFAS 145 was effective January 1, 2003. SFAS 145 eliminates the required classification of gain or loss on extinguishment of debt as an extraordinary item of income and states that such gain or loss be evaluated for extraordinary classification under the criteria of

TWI HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounting Principles Board Opinion No. 30, “Reporting Results of Operations” (APB 30). SFAS 145 also requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions, and makes various other technical corrections to existing pronouncements. The Company is evaluating the impact of SFAS 145 on the financial statements.

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146). This statement nullifies Emerging Issues Task Force Issue 94-3 (Issue 94-3), “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires that a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of SFAS 146 to have a material impact on the Company’s financial position or results of operations.

In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement 123” (SFAS 148), which was effective on December 31, 2002. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, it amends the disclosure requirements of SFAS 123 to require prominent disclosures about the method of accounting for stock-based compensation and the effect of the method on reported results. The provisions regarding alternative methods of transition do not apply to the Company, which accounts for stock-based compensation using the intrinsic value method. The disclosure provisions have been adopted. See Note (11)(d), “TWI Holdings 2002 Stock Option Plan.”

In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS 149). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The new guidance amends SFAS 133 for decisions made: (a) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS 133, (b) in connection with other Board projects dealing with financial instruments, and (c) regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an “underlying” and the characteristics of a derivative that contains financing components. The amendments set forth in SFAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 (with a few exceptions) and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. We do not believe that the adoption of this Statement will have a significant impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150). SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new guidance requires that those instruments be classified as liabilities in statements of financial position. We are still evaluating the impact of this statement on our consolidated financial statements. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

(5)    Restructurings and Disposals

In connection with the Tempur Acquisition the Company performed a strategic review of its subsidiary operations. The strategic review triggered an impairment review of long-lived assets of certain subsidiaries of Tempur World that were expected to be disposed. As a result of this review the Company set forth a plan for the closure of Kruse Manufacturing, the German manufacturing subsidiary (“Kruse”). Approximately 27 job

TWI HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

positions and related office staff reductions will be lost in connection with closing this operation. As of December 31, 2002, of the job position reductions, 2 have been eliminated. In addition, the Company will incur ongoing costs after the facility is closed and until they are fully disposed of. These costs primarily consist of lease payment obligations and legal costs. Consistent with SFAS 144, the Company evaluated long-lived assets for impairment and assessed their recoverability based upon anticipated undiscounted future cash flows. In recording the purchase of Tempur World, the Company recorded non-cash impairment charges and wrote down the value of the assets by approximately $2,285,100. Sales and Net loss for Kruse for the two months ended December 31, 2002 were approximately $305,300 and $268,500, respectively.

In November 2002, the Company communicated a plan to dispose the Tempur Brazil operations to a third party. As a result of the disposal of this operation, the Company incurred a loss of $489,400 in the two months ended December 31, 2002 consisting primarily of write-offs of inventory and accounts receivable.

(6)    Supplemental Cash Flow Information

Cash payments for interest and net cash payments for income taxes are as follows (approximated):

Two months ended December 31, 2002
Interest	$551,300
Income taxes, net of refunds	$1,842,600

Non-cash investing and financing activities have been excluded as non-cash items from the consolidated statement of cash flows for the two months ended December 31, 2002.

(7)    Long-term Debt

(a) Secured Debt Financing—On November 1, 2002, in connection with the Tempur Acquisition, the Company obtained from a syndicate of lenders a total of $170,000,000 of senior secured debt financing (the “Senior Debt Facilities”) under United States and European term loans and long-term revolving credit facilities. The facilities consisted of (i) a $30,000,000 United States revolving loan facility; (ii) a $65,000,000 United States term loan facility (the United States revolving loan and the United States term loan are collectively referred to herein as the “United States Facility”); (iii) a $20,000,000 European revolving loan facility; and (iv) a $55,000,000 European term loan facility (the European revolving loan and the European term loan are collectively referred to herein as the “European Facility”). Approximately $150,000,000 was drawn upon at the inception of the debt facility to fund a portion of the various payments required in connection with the Tempur Acquisition. Following the closing date of the Senior Debt Facilities, borrowings were used for ordinary working capital and general corporate needs. Loans outstanding under the United States Facility totaled $81,350,000 at date of inception comprised of $16,350,000 of revolving loans and $65,000,000 of term loans. Loans outstanding under the European Facility totaled $68,650,000 at date of inception comprised of $13,650,000 of revolving loans and $55,000,000 of term loans.

Including certain fees and expenses paid directly by the Company in connection with the Senior Debt Facilities, a total of $7,391,200 are reflected as deferred financing costs and are included in Deferred financing and other non-current assets, net on the Consolidated Balance Sheets as of December 31, 2002. These costs are being amortized to interest expense over the life of the Debt using the effective interest method. The Senior Debt Facilities (along with the Sub Debt (as hereinafter defined)) refinanced substantially all of the Company’s previously outstanding foreign and domestic debt facilities. The refinancing contains installment mortgages for the manufacturing facilities as well as long-term revolving debt facilities to support continuing operations.

TWI HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Borrowing availability under the United States revolving credit facility is subject to a United States Borrowing Base, as defined in the loan agreement, and is based on, among other things, the levels of Eligible Accounts Receivable and Eligible Inventory of the United States Borrowers, in each case as defined in the loan agreement. Borrowing availability under the European revolving credit facility is subject to a European Borrowing Base, as defined in the loan agreement, and is based on, among other things, the levels of Eligible Accounts Receivable and Eligible Inventory of European Credit Parties. Each of the United States and European revolving facilities also provide for the issuance of letters of credit to support local operations. Allocations of the United States and European revolving facilities to such letters of credit reduce the amounts available to be borrowed under their respective facilities. The letter of credit sub-limit under the United States revolving facility is $2,500,000. The letter of credit sub-limit under the European revolving facility is $7,500,000. The aggregate amount of letters of credit outstanding under the United States Facility is approximately $50,000 as of December 31, 2002. The aggregate amount of letters of credit outstanding under the European Facility is approximately $2,213,200 as of December 31, 2002. The United States Facility and the European Facility are guaranteed by the Company and each of its direct and indirect United States subsidiaries. The United States Facility and the European Facility are secured by (i) a first priority lien on substantially all of the United States assets of TWI Holdings, Inc. and each of its direct and indirect United States subsidiaries and (ii) a pledge of all of the capital stock of each of TWI Holdings, Inc.’s direct and indirect United States subsidiaries and a portion of the capital stock of certain foreign subsidiaries. In addition to the foregoing, the European Facility is guaranteed by certain of TWI Holdings, Inc.’s foreign subsidiaries and is secured by (i) a lien on certain of the assets of the Company’s foreign subsidiaries and (ii) a pledge of substantially all of the capital stock of certain of the Company’s foreign subsidiaries.

The loan agreement for the Senior Debt Facilities makes the Company subject to certain financial covenants: minimum interest coverage ratio; minimum fixed charge coverage ratio; maximum leverage ratio; maximum senior leverage ratio; and a limitation on capital expenditures, in each case as defined. The Company and the other Tempur entities are also subject to certain additional covenants customary for transactions of this type. The Company was out of compliance with certain non-financial covenants as of December 31, 2002, but has obtained waivers from the lenders.

(b) Senior Subordinated Debt—On November 1, 2002, in connection with the Tempur Acquisition, the Company obtained a total of $50,000,000 of 12.5% senior subordinated unsecured debt financing (the “Sub Debt”) under United States and European term loans all of which was drawn upon at the inception of the Sub Debt facility to fund a portion of the various payments required in connection with the Tempur Acquisition. The facilities consisted of (i) a $37,500,000 United States term loan and (ii) a $12,500,000 European term loan. The net proceeds from the Sub Debt approximated $48,739,000 after deducting fees and expenses of approximately $1,261,000 excluding the value of warrants and rights issued. Including certain fees and expenses paid directly by the Company in connection with debt refinancing, a total of $1,408,700 are reflected as deferred financing costs and are included in Other assets on the Consolidated Balance Sheet as of December 31, 2002. These costs are being amortized to interest expense over the life of the Sub Debt using the effective interest method.

Certain prepayment penalties exist for the early prepayment of the Sub Debt during the first four years of the Sub Debt as set forth in the Sub Debt loan agreement. The prepayment penalties are reduced to 101% of the then outstanding principal balance if the repayment is in connection with an initial public offering. The purchasers of the Sub Debt also have the right to require repayment of the Sub Debt at a price of 101% of the then outstanding principal balance of the loans plus accrued and unpaid interest then outstanding, in the event (i) of the occurrence of an initial public offering of the Company or (ii) the institutional investors in the Company cease to own 90% of the shares of the Company owned by either or both of them on November 1, 2002.

TWI HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The loan agreement for the Sub Debt makes the Company subject to certain financial covenants: minimum interest coverage ratio; minimum fixed charge coverage ratio; maximum leverage ratio; and a limitation on capital expenditures, in each case as defined. The Company and the other Tempur World entities are also subject to certain additional covenants customary for transactions of this type. The Company was out of compliance with certain non-financial covenants as of March 31, 2003 and December 31, 2002, but has obtained waivers from the lenders.

The Sub Debt is an unsecured obligation, subordinate to all Senior Debt (as defined in the Sub Debt loan agreement) on the terms set forth in a subordination and intercreditor agreement. Both the United States and European portions of the Sub Debt are guaranteed by TWI Holdings, Inc. and each of its direct and indirect United States subsidiaries. In addition, the European portion of the Sub Debt is guaranteed by certain of TWI Holdings, Inc.’s foreign subsidiaries.

The Company issued warrants to purchase the Company’s Class B-1 Common Stock exercisable for 4.5% of the fully-diluted common stock of the Company to purchasers of the Sub Debt. Holders of the warrants will also be entitled to receive an amount equal to 4.5% of (i) the amount of any dividends paid on the Company’s Series A Preferred Stock upon a liquidation of the Company or a redemption of the Series A Preferred Stock and (ii) the aggregate amount to be paid on the Company’s Class A Common Stock upon a liquidation of the Company or redemption of the Class A Common Stock (other than by conversion into Class B-1 Common Stock). The warrants have a nominal exercise price and may be exercised at any time prior to the tenth anniversary of the date of issuance. The number of shares of Class B-1 Common Stock issuable upon exercise of the warrants will be adjusted for certain stock splits, stock dividends and similar recapitalizations, as well as upon the issuance of certain equity securities at less than fair market value. Prior to an initial public offering, holders of warrants will have the right to receive certain financial information regarding the Company and certain inspection rights, and will be entitled to a non-voting representative to attend Company board meetings.

The fair value of warrants and rights issued, totaling approximately $2,347,800 is included as “Class B-1 Common Stock Warrants” in the accompanying Consolidated Statements of Stockholders’ Equity with an offset against Long-term debt for the warrants and rights issued to Sub Debt holders in the accompanying Consolidated Balance Sheets. The discount of the Sub Debt and the debt issuance costs are being amortized using the effective interest method over the life of the Sub Debt.

The Company, its shareholders and the warrant holders are parties to a Stockholder Agreement which, among other things, provides for certain restrictions on transfer of shares, certain voting agreements with respect to the election of directors, “tag-along” rights in connection with certain transfers of shares, “drag-along” rights in connection with certain sales or mergers of the Company and rights of first refusal in connection with certain issuances of shares of capital stock by the Company. The Company, its shareholders and the warrant holders are also parties to a Registration Rights Agreement, which provides for certain rights of holders of shares of the Company’s common stock to require registration of such shares under the Securities Act of 1933, as amended.

TWI HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(c) Long-term Debt—Long-term debt (see also Note (2)) for the Company at December 31, 2002 consisted of the following (approximated):

December 31, 2002
United States Term Loan payable to a lender, interest at the IBOR plus margin (5.62% as of December 31, 2002), principal payments due quarterly through September 2007	$65,000,000
European Term Loan payable to a lender, interest at IBOR plus margin (5.42% as of December 31, 2002), principal payments due quarterly through September 2007	55,000,000
United States Long-Term Revolving Credit Facility payable to a lender, interest at IBOR and index Rate plus margin (5.37% as of December 31, 2002), commitment through and due September 2007	16,350,000
European Long-Term Revolving Credit Facility payable to a lender, interest at IBOR plus margin (5.17% as of December 31, 2002), commitment through September 2007	9,650,000
United States Subordinated Debt payable to lenders, interest at 12.5%, commitment through and due November 1, 2009	37,500,000
European Subordinated Debt payable to lenders, interest at 12.5%, commitment through and due November 1, 2009	12,500,000
Mortgages payable to a bank, secured by certain property, plant and equipment and other assets, bearing fixed interest at 4.0% to 5.1%	2,121,400

198,121,400
Less: Current portion	13,565,400

Long-term debt before deduction of original issue discount	184,556,000
Less: Original issue discount	2,263,600

Long-term debt	$182,292,400

The Company’s long-term debt is scheduled to mature as follows (approximately):

Year Ending December 31,
2003	$13,565,400
2004	13,569,700
2005	17,898,900
2006	17,869,200
2007	26,659,000
Thereafter	108,559,200

Total	$198,121,400

(8)    Consumer Credit Arrangements

The Company refers customers seeking extended financing, to certain third party financiers (the Card Servicers). The Card Servicers, if credit is granted, establish the interest rates, fees and all other terms and conditions of the customer accounts based on their evaluation of the credit worthiness of the customers. As the receivables are owned by the Card Servicers, at no time are the receivables purchased or acquired from the Company. In connection with customer purchases financed under these arrangements, the Card Servicer pays the Company an amount equal to the total amount of such purchases, net of a non-refundable financing fee as well as an interest bearing holdback of 20% (to be released upon ultimate collection) of certain amounts financed with recourse under the program. The total amounts financed and uncollected under the program is approximately $257,900 included in Accounts receivable, as of December 31, 2002.

TWI HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(9)    Commitments and Contingencies

(a) Lease Commitments—The Company’s subsidiaries lease certain property, plant and equipment under noncancellable capital lease agreements expiring at various dates through 2005. Such leases also contain renewal and purchase options. The Company leases space for its corporate headquarters and a retail outlet under operating leases which calls for annual rental payments due in equal monthly installments. Operating lease expenses were approximately $315,800 for the two months ended December 31, 2002.

Future minimum lease payments at December 31, 2002 under these non-cancelable leases are as follows (approximated):

	Capital Leases	Operating Leases
Year Ended December 31:
2003	$32,400	$2,404,200
2004	29,900	1,876,100
2005	3,500	1,555,000
2006	—	1,234,100
2007	—	1,152,300
Thereafter	—	1,661,100

	65,800	$9,882,800

Less amount representing interest	(7,400)

Present value of minimum lease payments	$58,400

(b) Litigation—The Company is party to various legal proceedings generally incidental to its business. Although the ultimate disposition of these proceedings is not presently determinable, management does not believe that adverse determinations in any or all of such proceedings will have a material adverse effect upon the financial condition or results of operations of the Company.

(10)    Derivative Financial Instruments

The Company, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates which may adversely affect its results of operations and financial position. In seeking to minimize the risks and/or costs associated with such activities, the Company has entered into forward foreign exchange contracts. Gains and losses on these contracts generally offset losses and gains on the applicable subsidiary’s foreign currency receivables and foreign currency debt.

The Company does not hedge the effects of foreign exchange rates fluctuations on the translation of its foreign results of operations or financial position, nor does it hedge exposure related to anticipated transactions.

The Company does not apply hedge accounting to the foreign currency forward contracts used to offset currency-related changes in the fair value of foreign currency denominated assets and liabilities. These contracts are marked to market through earnings at the same time that the exposed assets and liabilities are remeasured through earnings (both in Other income, net). The contracts held by the Company are denominated in United States dollars, British Pound Sterling and Japanese Yen each against the Danish Krone.

The Company had derivative financial instruments with a notional value of approximately $39,721,800 and an initial value in excess of fair value of approximately $1,964,300 included in Foreign exchange payable on the Consolidated Balance Sheets as of December 31, 2002. The foreign exchange loss on derivative financial instruments for the two month period ended December 31, 2002 of approximately $1,802,500 is included in the consolidated statement of operations.

TWI HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A sensitivity analysis indicates that if United States dollar to foreign currency exchange rates at December 31, 2002 increased 10%, the Company would incur losses of approximately $5,789,100 on foreign currency forward contracts outstanding at December 31, 2002. Such losses would be largely offset by gains from the revaluation or settlement of the underlying positions economically hedged.

(11)    Stockholders’ Equity and Stock-Based Compensation Plan

(a) Equity Transaction—In connection with the Tempur Acquisition, TWI Holdings was formed. The authorized capital stock of TWI Holdings, Inc. consists of 250,000 shares of Preferred Stock, $0.01 par value per share, of which 180,000 shares are further designated as Series A Convertible Preferred Stock (the “Series A Preferred Stock”), 25,000 shares of Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), 300,000 shares of Class B-1 Voting Common Stock, $0.01 par value per share (the “Class B-1 Common Stock”), and 25,000 shares of Class B-2 Non-Voting Common Stock, $0.01 par value per share (the “Class B-2 Common Stock”).

Series A Preferred Stock—Upon the liquidation or dissolution of the Company, the holders of Series A Preferred Stock will be entitled to the payment in cash of the purchase price of the Series A Preferred Stock, plus accrued dividends, before any distributions are made to holders of Class A Common Stock, Class B-1 Common Stock or Class B-2 Common Stock. Dividends on the shares of the Series A Preferred Stock are cumulative and accrue at an annual rate equal to 8% compounded quarterly. Dividends are payable only upon a liquidation of the Company or upon the occurrence of certain Disposition Events (as defined in the Certificate of Incorporation). Holders of Series A Preferred Stock have the right to one vote for each share of Class B-1 Common Stock into which the Series A Preferred Stock is convertible. Each share of Series A Preferred Stock is convertible at the option of the holder thereof at any time into shares of Class B-1 Common Stock at a conversion rate of one share of Class B-1 Common Stock for each share of Series A Preferred Stock, subject to adjustment under certain conditions. In the event of the conversion of any shares of Series A Preferred Stock, all accrued and unpaid dividends on such converted shares will be cancelled.

Class A Common Stock—Upon the liquidation or dissolution of the Company, the holders of Class A Common Stock will be entitled, subject to the rights of holders of the Series A Preferred Stock, to the payment in cash of the liquidation value of the Class A Common Stock plus accrued dividends before any distributions are made to holders of Class B-1 Common Stock or Class B-2 Common Stock. Holders of Class A Common Stock have the right to one vote for each share of Class B-1 Common Stock into which the shares of Class A Common Stock are convertible. Each share of the Class A Common Stock is convertible at the option of the holder thereof at any time into shares of Class B-1 Common Stock at a conversion rate of one share of Class B-1 Common Stock for each share of Class A Common Stock, subject to adjustment under certain circumstances.

Class B-1 Common Stock—Upon the liquidation or dissolution of the Company, the Class B-1 Common Stock will rank junior to the Series A Preferred Stock and Class A Common Stock and on an equal ranking with the Class B-2 Common Stock. Dividends may be paid on the Class B-1 Common Stock as long as an equivalent dividend is paid on the Series A Preferred Stock, the Class A Common Stock and the Class B-2 Common Stock. Holders of Class B-1 Common Stock have the right to one vote for each share held.

Class B-2 Common Stock—Upon the liquidation or dissolution of the Company, the Class B-2 Common Stock will rank junior to the Series A Preferred Stock and Class A Common Stock and on an equal ranking with the Class B-1 Common Stock. Except as otherwise required by law, the holders of Class B-2 Common Stock are not entitled to vote. There are no shares of Class B-2 Common Stock issued or outstanding as of December 31, 2002.

Equity Agreements—The Company and its shareholders and warrant holders are parties to a Stockholder Agreement which, among other things, provides for certain restrictions on transfer of shares, certain voting agreements with respect to the election of directors, “tag-along” rights in connection with certain transfers of shares, “drag-along” rights in connection with certain sales or mergers of the Company and rights of first refusal

TWI HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in connection with certain issuances of shares of capital stock by the Company. The Company and certain holders of the Series A Preferred Stock are also parties to a Series A Preferred Stock Stockholder Agreement, which, among other things, provides for certain restrictions on transfer of shares, certain voting agreements with respect to the election of directors and certain consent requirements in connection with certain transactions. The Company and its shareholders and warrant holders are also parties to a Registration Rights Agreement, which provides for certain rights of holders of shares of the Company’s common stock to require registration of such shares under the Securities Act of 1933, as amended.

(b) Warrants and Preferred Dividend Rights—On November 1, 2002, the Company issued warrants to purchase Class B-1 Common Stock exercisable for 4.5% of the fully-diluted common stock of the Company to lenders under the Sub Debt. Holders of the warrants will also be entitled to receive an amount equal to 4.5% of (i) the amount of any dividends paid on the Series A Preferred Stock upon a liquidation of the Company or a redemption of the Series A Preferred Stock and (ii) the aggregate amount to be paid on the Class A Common Stock upon a liquidation of the Company or redemption of the Class A Common Stock (other than by conversion into Class B-1 Common Stock). The warrants have a nominal exercise price and may be exercised at any time prior to the tenth anniversary of the date of issuance. The number of shares of Class B-1 Common Stock issuable upon exercise of the warrants will be adjusted for certain stock splits, stock dividends and similar recapitalizations, as well as upon the issuance of certain equity securities at less than fair market value. Prior to an initial public offering, holders of warrants will have the right to receive certain financial information regarding the Company and certain inspection rights, and will be entitled to a non-voting representative to attend Company board meetings.

(c) Stockholder Notes—In connection with the organization of the Company, on November 1, 2002, the Company issued an aggregate of 878.64 shares of Class B-1 Common Stock to certain management employees in exchange for Stockholder Notes (the “Notes”) from such management employees payable to the Company in the aggregate principal amount of $100,000. The Notes bear interest at a rate of 5% per annum, have a maturity date of 10 years, and are secured by a pledge of the purchased shares. The Notes will become due prior to maturity upon certain events of default, the occurrence of a Disposition Event (as defined in the Certificate of Incorporation) or the termination of the employee’s employment with the Company for cause or by reason of the employee’s resignation under certain circumstances.

(d) TWI Holdings 2002 Stock Option Plan—In connection with the Tempur Acquisition, on November 1, 2002, the Company adopted the TWI Holdings, Inc. 2002 Stock Option Plan (the “Stock Option Plan”) to provide for grants of options to purchase shares of Class B-1 Common Stock to employees and directors of the Company. Options granted under the Stock Option Plan which qualify as incentive stock options, as defined by the Internal Revenue Code, must have an exercise price of not less than the fair market value of the Company’s Class B-1 Common Stock at the date of grant. The determination of the exercise price is made by the Board of Directors of the Company. Options granted under the Stock Option Plan may provide for vesting terms as determined by the Board of Directors at the time of grant. Options may be exercised up to ten years from the grant date and up to five years from the date of grant for any shareholders who own 10% or more of the total combined voting power of all shares of stock of the Company. As of December 31, 2002, 112 options were exercisable. The total number of shares of Class B-1 Common Stock subject to issuance under the Stock Option Plan may not exceed 18,871 shares, subject to certain adjustment provisions. The following table summarizes information about stock options outstanding as of December 31, 2002:

	Shares	Weighted Average Exercise Price
November 1, 2002	11,530	$802
Granted	—	—
Exercised	—	—
Terminated	—	—

December 31, 2002	11,530	$802

TWI HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Options outstanding at December 31, 2002 had exercise prices ranging from $800 – $1,000 per share and expire on November 1, 2012. The weighted average fair value at date of grant for options granted during 2002 was $2. The weighted-average remaining contractual life is 10 years.

(e) Stock Based Compensation—Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its stock options granted subsequent to November 1, 2002 under the fair value method of SFAS 123 (see Note (3)(p)), “Accounting Policies—Stock-Based Compensation”). The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

2002
Expected life of option, in years	5
Risk-free interest rate	3%
Expected volatility of stock	25%
Expected dividend yield on stock	0%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The Company’s options have characteristics significantly different from those of similar traded options, and changes in the subjective input can materially affect the fair value estimate.

(12)    Income Taxes

The provision for income taxes for the two months ended December 31, 2002 consisted of the following (approximated):

Two months ended December 31, 2002
Current provision
Federal	$1,464,800
State	232,400
Foreign	1,425,900

Total current	3,123,100

Deferred benefit
Federal	(1,718,800)
State	(309,400)
Foreign	(206,100)

Total deferred	(2,234,300)

Total provision for income taxes	$888,800

The provision for income taxes includes federal and state income taxes currently payable and those deferred or prepaid because of temporary differences between financial statement and tax bases of assets and liabilities. The Company records income taxes under the liability method. Under this method, deferred income taxes are recognized for the estimated future tax effects of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws.

The Company has established a valuation allowance for net operating loss carryforwards (NOLs) and certain other timing differences related to some of its foreign operations. The Company’s foreign NOLs were

TWI HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

approximately $21,173,000 at December 31, 2002. These NOLs expire at various dates through 2012. Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of these NOLs and certain other timing differences related to some of its foreign operations. The Company believes that it is more likely than not that its tax assets (other than those related to some of its foreign operations) are realizable based on the level of future reversing taxable temporary differences and on historically profitable operations which the Company believes are more likely than not to continue into the future to the extent necessary to assure realization of recorded deferred tax assets. However, there can be no assurance that such assets will be realized if circumstances change.

The effective income tax provision differs from the amount calculated using the statutory United States federal income tax rate, principally due to the following (approximated):

	Two months ended December 31, 2002
	Amount	Percentage of Income Before Taxes
Statutory United States federal income tax	$(680,100)	35.0%
State income taxes, net of federal benefit	(29,500)	1.5
Foreign tax differential	(35,000)	1.8
Change in valuation allowance	2,077,500	(106.9)
Foreign tax credit, net of Section 78 gross up	(112,300)	5.8
Subpart F income	163,200	(8.4)
Permanent and other	(495,000)	28.0

Effective income tax provision	$888,800	(43.2%)

Subpart F income represents interest and royalties earned by a foreign subsidiary. Under the Internal Revenue Code, such income is taxable to TWI Holdings, Inc. as if, in effect, earned directly by TWI Holdings, Inc.

The net deferred tax asset and liability recognized in the consolidated balance sheets as of December 31, 2002, consists of the following (approximated):

December 31, 2002
Deferred tax assets:
Start up costs	$44,000
Inventories	2,909,100
Net operating losses	6,539,300
Foreign tax credit carryover
Land and buildings	994,600
Accrued expenses and other	2,141,700

Total deferred tax assets	12,628,700
Valuation allowances	(9,202,400)

Net deferred tax assets	3,426,300

Deferred tax liabilities:
Land and buildings	(605,400)
Original issue discount	(651,600)
Depreciation	(7,217,400)
Intangible assets	(31,909,000)

Total deferred tax liabilities	(40,383,400)

Net deferred tax liability	$(36,957,100)

TWI HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(13)    Major Customers

Five customers accounted for approximately 23% of sales for the two months ended December 31, 2002, one of which accounted for approximately 11% of sales, all of which was sold to the Domestic segment. These same customers also accounted for approximately 24% of accounts receivable as of December 31, 2002. The loss of one or more of these customers could have a material adverse effect on the Company.

(14)    Benefit Plan

A subsidiary of the Company has a defined contribution plan whereby eligible employees may contribute up to 15% of their pay each year to the plan subject to certain limitations as defined by the Plan. Employees are eligible to receive matching contributions at the start of employment with the Company. The Plan provides a 100% match of the first 3% and 50% of the next 2% on eligible employee contributions and eliminated the vesting period such that matching contributions vest immediately. The Company incurred approximately $26,600 of expenses associated with the defined contribution plan for the two months ended December 31, 2002.

(15)    Business Segment Information

SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information,” established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the chief operating decision maker or group in deciding how to allocate resources and assessing performance. The Company operates in two business segments: Domestic and International. These reportable segments are strategic business units that are managed separately based on the fundamental differences in their operations.

Beginning in 2002, following the opening of the Company’s United States manufacturing facility, the Company changed the reporting structure from a single segment to Domestic and International operating segments. This change was consistent with the Company’s ability to monitor and report operating results in these segments. The Domestic segment consists of the United States manufacturing facility whose customers include the United States distribution subsidiary and certain North American third party distributors. The International segment consists of the manufacturing facility in Denmark whose customers include all of the distribution subsidiaries and third party distributors outside the Domestic segment. The Company evaluates segment performance based on Operating income.

TWI HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes segment information:

Two Months Ended December 31, 2002
Revenues from external customers:
Corporate	$—
Domestic	33,860,000
International	26,784,000

$60,644,000

Segment sales:
Corporate	$—
Domestic	—
International	(2,226,000)
Intercompany eliminations	2,226,000

$—

Operating income (loss):
Corporate	$(1,136,000)
Domestic	2,504,000
International	(1,709,000)

$(341,000)

Depreciation and amortization:
Corporate	$597,000
Domestic	954,000
International	1,112,000

$2,663,000

Total assets:
Corporate	$91,380,000
Domestic	297,764,000
International	327,720,000
Intercompany eliminations	(268,370,000)

$448,494,000

Capital expenditures:
Corporate	$7,000
Domestic	353,000
International	1,601,000

$1,961,000

The Domestic segment purchases certain products produced by the Danish manufacturing facility included in the International segment and sells those products to Domestic segment customers. These profits, from these sales, amounting to approximately $651,000 for the two months ended December 31, 2002, are allocated to operating income in the Domestic segment. Although these transactions are reported in the Domestic segment, the profit from these sales remain in the International segment for statutory purposes.

As the Company operated in one segment prior to the start up of the United States manufacturing operation, the Company has not restated prior year segment information to reflect the new reporting structure. The consolidated financial statements herein present all of the required disclosures for a single segment.

TWI HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(16)    Condensed Consolidating Financial Information

Certain unsecured debt obligations will be issued by Tempur-Pedic, Inc. and Tempur Production USA, Inc. (the Issuers) and will be fully and unconditionally guaranteed on an unsecured basis by the Issuers’ domestic subsidiaries (referred to collectively as the Issuers and their Subsidiary Guarantors in the accompanying financial information) and by TWI Holdings, Inc. and an intermediate parent corporation (referred to as the Combined Guarantor Parents in the accompanying financial information). The foreign subsidiaries (referred to as Combined Non-Guarantor Subsidiaries in the accompanying financial information) represent the foreign operations of the Company and will not guarantee the debt. The following financial information presents condensed consolidating balance sheets, statements of operations and statements of cash flows for the Combined Guarantor Parents, Issuers and their Subsidiary Guarantors and Combined Non-Guarantor Subsidiaries.

Condensed Consolidating Balance Sheet

As of December 31, 2002

	Issuer and its Subsidiary Guarantors	Combined Guarantor Parents	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Current assets	$52,510,000	$2,883,000	$85,688,000	$(39,799,000)	$101,282,000
Property, plant and equipment, net	35,015,000	199,000	53,072,000	—	88,286,000
Other noncurrent assets	210,239,000	88,298,000	188,960,000	(228,571,000)	258,926,000

Total assets	$297,764,000	$91,380,000	$327,720,000	$(268,370,000)	$448,494,000

Current liabilities	$51,409,000	$21,075,000	$37,108,000	$(39,650,000)	$69,942,000
Noncurrent liabilities	132,411,000	147,459,000	96,184,000	(149,501,000)	226,553,000
Equity (deficit)	113,944,000	(77,154,000)	194,428,000	(79,219,000)	151,999,000

Total liabilities and equity (deficit)	$297,764,000	$91,380,000	$327,720,000	$(268,370,000)	$448,494,000

Condensed Consolidating Statement of Operations

For the Two Months Ended December 31, 2002

	Issuers and their Subsidiary Guarantors	Combined Guarantor Parents	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net Sales	$33,860,000	$—	$29,010,000	$(2,226,000)	$60,644,000
Cost of goods sold	20,522,000	(73,000)	19,588,000	(2,226,000)	37,811,000

Gross profit	13,338,000	73,000	9,422,000	—	22,833,000
Operating expenses	11,485,000	1,208,000	10,481,000	—	23,174,000

Operating income	1,853,000	(1,135,000)	(1,059,000)	—	(341,000)
Interest income (expense), net	(664,000)	(1,944,000)	(347,000)	—	(2,955,000)
Other income (loss)	283,000	420,000	628,000	—	1,331,000
Income taxes	584,000	(875,000)	1,180,000	—	889,000

Net income (loss)	$888,000	$(1,784,000)	$(1,958,000)	$—	$(2,854,000)

TWI HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Cash Flows

For the Two Months Ended December 31, 2002

	Issuers and their Subsidiary Guarantors	Combined Guarantor Parents	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net income (loss)	$888,000	$(1,784,000)	$(1,958,000)	$—	$(2,854,000)
Non-cash expenses	(155,000)	(8,299,000)	7,338,000	—	(1,116,000)
Changes in working capital	(7,805,000)	12,556,000	11,605,000	—	16,356,000

Net cash provided by operating activities	(7,072,000)	2,473,000	16,985,000	—	12,386,000
Net cash used for investing activities	(353,000)	(7,000)	(1,499,000)	—	(1,859,000)
Net cash provided by financing activities	9,012,000	(2,264,000)	(10,969,000)	—	(4,221,000)
Effect on exchange rate changes on cash	—	—	596,000	—	596,000

Net increase (decrease) in cash and cash equivalents	1,587,000	202,000	5,113,000	—	6,902,000
Cash and cash equivalents at beginning of the year	(932,000)	407,000	6,277,000	—	5,752,000

Cash and cash equivalents at end of period	$655,000	$609,000	$11,390,000	$—	$12,654,000

(17)    Earnings Per Share

Two Months Ended December 31, 2002
Numerator:
Net income (loss)	$(2,854,218)
Preferred stock dividends	(1,958,199)

Net income (loss) available to common shareholders—numerator for basic earnings per share	(4,812,417)
Effect of dilutive securities:
Preferred stock dividends	—

—

Net income (loss) available to common shareholders after assumed conversion—numerator for diluted earnings per share	(4,812,417)

Denominator:
Denominator for basic earnings per share—weighted average shares	14,885
Effect of dilutive securities:
Employee stock options	—
Warrants	—
Convertible preferred stock	—

Dilutive potential common shares	—

Denominator for diluted earnings per share—adjusted weighted average shares	14,885

Basic earnings (loss) per share	$(323.31)

Diluted earnings (loss) per share	$(323.31)

In accordance with SFAS 128, “Earnings per Share,” 146,000 common stock equivalent shares upon conversion of Series A Convertible Preferred Stock in 2002 have been excluded from the computation of diluted earnings per share because their effect would be antidilutive. In addition, the impact of 12,000 employee stock options in 2002 was not included in the computation of diluted earnings per share because their effect would be antidilutive.

REPORT OF INDEPENDENT AUDITORS

To the Stockholder of

Tempur World, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheet of Tempur World, Inc. and Subsidiaries (the Company), Predecessor to TWI Holdings, Inc., as of October 31, 2002, and the related consolidated statements of income, stockholders’ equity and cash flows for the ten months ended October 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company as of December 31, 2001 and 2000 and for the years then ended were audited by other auditors who have ceased operations and whose report dated March 8, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tempur World, Inc. and Subsidiaries as of October 31, 2002, and the consolidated results of their operations and their cash flows for the ten months ended October 31, 2002 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3(k), in the accompanying consolidated financial statements the Company changed its method of accounting for goodwill.

As discussed above, the consolidated financial statements of the Company as of December 31, 2001 and 2000 and for the years then ended were audited by other auditors who have ceased operations. As discussed in Note 18 to the December 31, 2001 and 2000 consolidated financial statements, those consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, “Goodwill and Other Intangible Assets,” which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 18 in the December 31, 2001 and 2000 financial statements, included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill to the Company’s underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income. In our opinion, the disclosures for 2001 and 2000 in Note 18 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to the disclosures related to Note 18 to the December 31, 2001 and 2000 financial statements, and accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.

ERNST & YOUNG LLP

Louisville, Kentucky

June 20, 2003

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

CONSOLIDATED BALANCE SHEET

As of October 31, 2002

October 31, 2002
ASSETS
Current Assets:
Cash and cash equivalents	$6,380,111
Accounts receivable, net of allowance for doubtful accounts of $2,076,972 as of October 31, 2002	43,265,575
Accounts receivable—related parties	143,064
Notes receivable—related parties	37,051
Inventories	37,482,475
Prepaid expenses and other current assets	2,333,029
Deferred income taxes	6,584,215

Total current assets	96,225,520
Land and buildings	44,508,777
Machinery and equipment	54,845,447
Construction in progress	2,779,515

102,133,739
Less: Accumulated depreciation	(26,467,118)

Property, plant and equipment, net	75,666,621
Goodwill, net of amortization of $2,449,924 as of October 31, 2002	16,166,722
Other intangible assets, net of amortization of $2,049,616 as of October 31, 2002	3,358,014
Deferred financing and other non-current assets, net	8,223,853

Total assets	$199,640,730

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$17,021,048
Accounts payable—related parties	166,899
Accrued expenses	25,699,534
Income taxes payable	2,373,701
Value added taxes payable	2,495,353
Current portion—long-term debt	10,758,161
Current portion—capital lease obligations	197,334

Total current liabilities	58,712,030
Long-term debt	78,058,324
Capital lease obligations	36,248
Deferred income taxes	5,437,017
Other long-term liabilities	2,171,240

Total liabilities	144,414,859
Commitments and contingencies (see Note 9)
Preferred stock, Series A, $1 par value, 1,100,000 shares authorized and 734,214 outstanding	15,331,032
Stockholders’ Equity:
Common stock, $.01 par value, 11,000,000 shares authorized, 9,000,034 shares issued and 7,383,082 shares outstanding as of October 31, 2002	90,000
Additional paid in capital	14,352,488
Retained earnings	54,624,879
Accumulated other comprehensive income	3,476,325
Less: Cost of 1,616,952 treasury shares at October 31, 2002	(32,648,853)

Total stockholders’ equity	39,894,839

Total liabilities and stockholders’ equity	$199,640,730

The accompanying notes to consolidated financial statements are an integral part of this statement.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

CONSOLIDATED STATEMENT OF INCOME

For the Ten Months Ended October 31, 2002

Net sales	$237,314,237
Cost of sales	110,228,149

Gross profit	127,086,088
Selling expenses	59,572,111
General and administrative expenses	26,135,602
Research and development expenses	985,615

Operating income	40,392,760
Other income (expense), net:
Interest income	291,003
Interest expense	(6,583,184)
Related party interest income (expense), net	(106)
Foreign currency exchange losses	(669,673)
Other expense, net	(1,053,774)

Total other expense	(8,015,734)

Income before income taxes	32,377,026
Income tax provision	12,435,997

Net income	$19,941,029

The accompanying notes to consolidated financial statements are an integral part of this statement.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

For the Ten Months October 31, 2002

	Common Stock		Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total
	Shares	Amount
Balance, December 31, 2001	7,501,503	$90,000	$14,352,488	$35,921,593	$(30,313,848)	$(3,355,855)	$16,694,378
Net income plus other comprehensive income:
Net income				19,941,029			19,941,029
Foreign currency translation adjustments, net of tax						6,832,180	6,832,180

Net income plus changes in accumulated comprehensive income				19,941,029		6,832,180	26,773,209
Dividends on Preferred Stock				(1,237,743)			(1,237,743)
Purchases of Treasury Stock	(118,421)				(2,335,005)		(2,335,005)

Balance, October 31, 2002	7,383,082	$90,000	$14,352,488	$54,624,879	$(32,648,853)	$3,476,325	$39,894,839

The accompanying notes to consolidated financial statements are an integral part of this statement.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Ten Months Ended October 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$19,941,029
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,383,221
Amortization of deferred financing costs	1,115,608
Allowance for doubtful accounts	2,776,105
Deferred income taxes	(1,138,451)
Foreign currency adjustments	(3,886,896)
(Gain) loss on sale of equipment	267,992
Loss on asset impairment charge	1,621,345
Changes in operating assets and liabilities:
Accounts receivable—trade	(11,876,210)
Accounts receivable—related parties	212,090
Notes receivable—related parties	497,685
Inventories	(5,925,790)
Prepaid expenses and other current assets	653,784
Accounts payable—trade	2,989,560
Accounts payable—related parties	(200,469)
Accrued expenses and other	6,005,765
Value added taxes payable	116,070
Income taxes payable/receivable	(846,692)

Net cash provided by operating activities	22,705,746
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of businesses	(709,650)
Purchases of property, plant and equipment	(9,175,336)
Proceeds from sales of property, plant and equipment	5,238,632

Net cash used for investing activities	(4,646,354)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt	17,124,123
Proceeds from issuance of long-term debt—related party	413,764
Proceeds from issuance of notes payable—line of credit	2,903,421
Repayments of long-term debt	(33,045,949)
Repayments of long-term debt—related party	(1,714,806)
Repayments of notes payable—line of credit	(3,183,430)
Repayments of capital lease obligations	(310,410)
Payments of deferred financing costs	(2,054,203)
Proceeds from issuance of preferred stock, net	2,500,000
Purchases of treasury stock	(2,335,005)

Net cash used by financing activities	(19,702,495)
NET EFFECT OF EXCHANGE RATE CHANGES ON CASH:	485,048

Decrease in cash and cash equivalents	(1,158,055)
CASH AND CASH EQUIVALENTS, beginning of period	7,538,166

CASH AND CASH EQUIVALENTS, end of period	$6,380,111

The accompanying notes to consolidated financial statements are an integral part of this statement.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Ten Months Ended October 31, 2002

(1)    The Company

Tempur World, Inc. and Subsidiaries (Tempur World or the Company), a United States based multinational corporation incorporated in Delaware, is a majority owned subsidiary of Fagerdala Industri AB, a Swedish corporation. Fagerdala Industri AB is a majority-owned subsidiary of Fagerdala World Foams AB (Fagerdala), also a Swedish corporation. Tempur World manufactures, markets and sells advanced visco-elastic foam products including pillows, mattresses and other related products. The Company manufactures essentially all of its products at Dan Foam A/S, located in Denmark and Tempur Production USA, Inc., a new plant located in the United States. The Company sells its products in markets throughout the United States, Europe, Asia and other countries around the world and primarily extends credit based on the creditworthiness of its customers. The majority of the Company’s revenues are derived from sales to retailers and to retail consumers through its direct response business.

(2)    Business Combination

Pursuant to the Agreement and Plan of Merger dated as of October 4, 2002 (the Merger Agreement), on November 1, 2002, TWI Holdings, Inc. acquired Tempur World, Inc. The total acquisition price of Tempur World as of the closing date of the acquisition of Tempur World, Inc. (the “Tempur Acquisition”) was approximately $268,483,800, including $14,165,800 of transaction fees and expenses. The Tempur Acquisition was financed with approximately $146,638,700 in cash proceeds of newly issued Series A Convertible Preferred Stock and Class A Common Stock, $107,679,400 of incremental senior and mezzanine debt borrowings, net of approximately $5,751,900 of Tempur World’s cash. The Company also refinanced the $88,816,500 of existing debt obligations of Tempur World.

None of these effects have been reflected in the consolidated financial statements for the ten months ended October 31, 2002 as this transaction occurred subsequent to the date of these consolidated financial statements. This is the final consolidated financial statement of Tempur World, as the predecessor of TWI Holdings, Inc.

(3)    Summary of Significant Accounting Policies

(a) Basis of Consolidation—The consolidated financial statements include the accounts of the Company and its subsidiaries. All subsidiaries, directly or indirectly, are wholly-owned. All material intercompany balances and transactions have been eliminated.

(b) Management’s Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. For example, management makes its best estimate to accrue for certain costs incurred in connection with business activities such as warranty claims and sales returns, but the Company’s estimates of these costs could change materially.

(c) Foreign Currency Translation—Assets and liabilities of non-United States subsidiaries, whose functional currency is the local currency, are translated at year-end exchange rates. Income and expense items are translated at the average rates of exchange prevailing during the year. The adjustment resulting from translating the financial statements of such foreign subsidiaries is reflected as a separate component of stockholders’ equity. Foreign currency transaction gains and losses are reported in results of operations.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(d) Financial Instruments and Hedging—Within the normal course of business, the Company uses derivative financial instruments principally to manage the exposure to changes in the value of certain foreign currency denominated assets and liabilities of its Denmark manufacturing operations. Gains and losses are recognized currently in the results of operations and are generally offset by losses and gains on the underlying assets and liabilities being hedged.

In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of the financial instruments, including derivatives and long-term debt, standard market conventions and techniques including available market data and discounted cash flow analysis are used to determine fair value.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximate fair value because of the short-term maturity of those instruments. The carrying amounts of preferred stock and long-term debt approximate the fair market value for instruments with similar terms as of October 31, 2002.

(e) Revenue Recognition—In accordance with SEC Staff Accounting Bulletin 101, the Company recognizes sales of its products when the products are shipped to customers and the risks and rewards of ownership are transferred. The Company does not require collateral on sales made in the normal course of business. Deposits made by customers are recorded as a liability and recognized as a sale when product is shipped. The Company had approximately $3,674,800 of deferred revenue included in Accrued expenses as of October 31, 2002.

The Company reflects all amounts billed to customers for shipping in Net sales and the costs incurred from shipping product in Cost of sales. Amounts included in Net sales for shipping and handling are approximately $9,552,900 in the ten months ended October 31, 2002. Amounts included in Cost of sales for shipping and handling are approximately $20,096,300 in the ten months ended October 31, 2002.

(f) Accrued Sales Returns—Estimated sales returns are provided at the time of sale based on historical sales returns. The Company allows product returns ranging from 90 to 120 days following a sale. Accrued sales returns are included in Accrued expenses in the accompanying Consolidated Balance Sheet. The Company had the following activity for sales returns for the ten months ended October 31, 2002 (approximated):

Balance as of December 31, 2001	$1,918,400
Amounts accrued	3,055,300
Returns charged to accrual	(1,338,700)

Balance as of October 31, 2002	$3,635,000

(g) Advertising Costs—The Company expenses all advertising costs as incurred except for production costs and advance payments which are deferred and expensed when advertisements run for the first time. Advertising costs charged to expense were approximately $37,003,000 during the ten months ended October 31, 2002.

The Company defers advertising costs on media advertising purchases where the Company is required to prepay for the advertising in advance. These costs are expensed the first time the media is run. In addition, the Company defers the prepayment of costs for direct response advertising. The Company amortizes the costs over approximately four months.

The amounts of advertising costs deferred and included in the Consolidated Balance Sheets as of October 31, 2002 were approximately $1,112,500.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(h) Cash and Cash Equivalents—Cash and cash equivalents consist of all liquid investments with initial maturities of three months or less.

(i) Inventories—Inventories are stated at the lower of cost or market, determined by the first-in, first-out method and consisted of the following (approximated):

October 31, 2002
Finished goods	$20,731,700
Work-in-process	4,599,400
Raw materials and supplies	12,151,400

$37,482,500

(j) Property, Plant and Equipment—Property, plant and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Estimated Useful Life
Buildings	25-30 years
Computer equipment	3-5 years
Leasehold improvements	4-7 years
Equipment	3-7 years
Office furniture and fixtures	5-7 years
Autos	3-5 years

Maintenance and repair costs are expensed as incurred, and expenditures for improvements are capitalized.

Leasehold improvements are amortized over the shorter of the life of the lease or seven years. Depreciation expense was approximately $9,691,900 for the ten months ended October 31, 2002.

Equipment held under capital leases is recorded at the fair market value of the equipment at the inception of the leases. Equipment held under capital leases are amortized over the shorter of their estimated useful lives or the term of the respective leases.

As of January 1, 2002, the Company adopted SFAS 142. Pursuant to the provisions of SFAS 142 the Company stopped amortizing goodwill as of January 1, 2002. During the second quarter of 2002, the Company completed the transitional impairment test required under SFAS 142. The initial step of the impairment test was to identify potential goodwill impairment by comparing the fair value of the Company’s reporting units to their carrying values including the applicable goodwill. These fair values were determined by calculating the discounted free cash flow expected to be generated by each reporting unit taking into account what the Company considers to be the appropriate industry and market rate assumptions. If the carrying value exceeded the fair value, then a second step was performed, which compared the implied fair value of the applicable reporting unit’s goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any. As a result of the initial transitional impairment test, the Company determined that no goodwill impairment existed at January 1, 2002.

In addition to performing the required transitional impairment test on the Company’s goodwill, SFAS 142 required the Company to reassess the expected useful lives of existing intangible assets for which the useful life is determinable. The Company incurred no impairment charges as a result of SFAS 142 for intangibles with determinable useful lives, which are subject to amortization.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about the Company’s allocation of other intangible assets (approximated):

	As of October 31, 2002
	Gross Carrying Amount	Accumulated Amortization
Unamortized indefinite life intangible assets:
Bed Ex	$60,000	$—
Trademark and Other	96,600	—

Total	$156,600	$—

	As of October 31, 2002
	Life	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Tempur-Pedic Name	10	$1,722,000	$487,900
Customer List	10	861,000	244,000
Key Employees	3	746,200	704,700
Distribution Network	10	861,000	244,000
Nettway Fees, Other Trademarks and Misc	10	1,060,800	369,000

Total		$5,251,000	$2,049,600

Amortization expense for other intangibles was approximately $691,300 for the ten months ended October 31, 2002.

The changes in the carrying amount of goodwill for the ten months ended October 31, 2002 were (approximated):

Balance as of December 31, 2001	$15,357,000
Nettway Acquisition	721,300
Foreign currency translation adjustments	88,400

Balance as of October 31, 2002	$16,166,700

The goodwill has been allocated to the Domestic and International segments as follows:

Domestic	$7,003,900
International	$9,162,800

(l) Software—The Company expenses costs incurred in the preliminary project stage and, thereafter, capitalizes costs incurred in the developing or obtaining of internal use software. Certain costs, such as maintenance and training, are expensed as incurred. Capitalized costs are amortized over a period of not more than five years and are subject to impairment evaluation in accordance with SFAS 144. Amounts capitalized for software are included in Machinery and equipment on the Consolidated Balance Sheet as of October 31, 2002.

(m) Warranties—The Company provides a 20-year warranty for United States sales and a 15-year warranty for non-United States sales on mattresses, each prorated for the last 10 years. The Company also provides 2-year to 3-year warranties on pillows. Estimated future obligations related to these products are provided by charges to operations in the period in which the related revenue is recognized. The Company has accrued the amounts

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

below as of October 31, 2002 related to warranty costs and is included within Accrued expenses on the accompanying Consolidated Balance Sheet (approximated):

Balance as of December 31, 2001	$3,323,900
Amounts accrued	2,646,200
Warranty charged to accrual	(3,090,000)

Balance as of October 31, 2002	$2,880,100

(n) Income Taxes—The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

In conjunction with the acquisition of Tempur World on November 1, 2002, TWI Holdings, Inc. repatriated approximately $44,200,000 from one of its foreign entities in the form of a loan that under applicable US tax principles is treated as a taxable dividend. In conjunction with the acquisition of Tempur World, Inc., TWI Holdings, Inc. has provided for the remaining undistributed earnings amounting to $9,961,900 as of October 31, 2002.

(o) Research and Development Expenses—Research and development expenses for new products are expensed as they are incurred.

(p) Stock-Based Compensation—The Company has adopted SFAS 123, “Accounting for Stock Based Compensation” (SFAS 123). In accordance with SFAS 123, the Company has elected to account for employee stock and option issuances under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25). Under APB 25 no compensation expense is recognized in the statements of income for stock granted to employees and non-employee directors, if the exercise price at least equals the fair value of the underlying stock on the date of grant. The effects on net income of applying SFAS 123 for providing pro forma disclosure are not representative of the future effects on net income.

Stock options are granted under various stock compensation programs to employees (see Note (11)(a)). For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.

The Company’s pro forma information in accordance with SFAS 123 is as follows:

Ten months ended October 31, 2002
Net income (as reported)	$19,941,000
Less: additional stock-based employee compensation, net of tax	399,900

Pro forma net income	$19,541,100

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(q) Preferred Stock—The Company’s Preferred Stock has a maturity date of September 2011. Dividends on the shares of the Preferred Stock are cumulative and are accrued each month at an annual rate equal to 10% compounded quarterly. Each share of the Preferred Stock is convertible at the option of the holder thereof at any time into shares of Common Stock of the Company, par value $.01 per share, at a conversion price of $21.11 per share of Common Stock (equivalent to a conversion rate of approximately one share of Common Stock for each share of Preferred Stock), subject to adjustment under certain conditions. In the event of the conversion of any shares of the Preferred Stock, all accrued and unpaid dividends on such converted shares will be cancelled. The Preferred Stock also has voting rights equal to the number of “as converted” Common Stock as defined. As discussed in Note (9)(c), the shares also contain certain put rights as provided for in the Securities Purchase Agreement.

As of October 31, 2002, no shares of Series B preferred stock have been issued. The Series B preferred stock has a maturity date of September 12, 2009. Dividends on any issued and outstanding shares of the Series B stock are cumulative and accrued each month at an annual rate equal to 15%. Par value of Series B preferred stock is $1 per share. Each share of the Series B preferred stock is convertible at the option of the holder thereof at any time into shares of Common Stock of the Company, par value $.01 per share, at a conversion price of $21.11 per share of Common Stock (equivalent to a conversion rate of approximately one share of Common Stock for each share of Series B preferred stock), subject to adjustment under certain conditions. In the event of the conversion of any shares of the Series B preferred stock, all accrued and unpaid dividends on such converted shares will be canceled. The Series B shares also have voting rights equal to the number of “as converted” Common Stock, as defined. As discussed in Note (9)(c), the shares also contain certain put rights as provided for in the Securities Purchase Agreement.

As of October 31, 2002, no shares of Series C preferred stock have been issued. The Series C preferred stock has a maturity date of September 12, 2009. Dividends on any issued and outstanding shares of the Series C stock are cumulative and accrued each month at an annual rate equal to 15%. Par value of Series C preferred stock is $1 per share. Each share of the Series C preferred stock is convertible at the option of the holder thereof at any time into shares of Common Stock of the Company, par value $.01 per share, at a conversion price of $21.11 per share of Common Stock (equivalent to a conversion rate of approximately one share of Common Stock for each share of Series C preferred stock), subject to adjustment under certain conditions. In the event of the conversion of any shares of the Series C preferred stock, all accrued and unpaid dividends on such converted shares will be cancelled. The Series C shares also have voting rights equal to the number of “as converted” Common Stock, as defined. As discussed in Note (9)(c), the shares also contain certain put rights as provided for in the Securities Purchase Agreement.

(4)    New Accounting Standards

In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (SFAS 145). SFAS 145 was effective January 1, 2003. SFAS 145 eliminates the required classification of gain or loss on extinguishment of debt as an extraordinary item of income and states that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board Opinion No. 30, “Reporting Results of Operations” (APB 30). SFAS 145 also requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions, and makes various other technical corrections to existing pronouncements. The Company is evaluating the impact of SFAS 145 on the financial statements.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146). This statement nullifies Emerging Issues Task Force Issue 94-3 (Issue 94-3), “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires that a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of SFAS 146 to have a material impact on the Company’s financial position or results of operations.

In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement 123” (SFAS 148), which was effective on December 31, 2002. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, it amends the disclosure requirements of SFAS 123 to require prominent disclosures about the method of accounting for stock-based compensation and the effect of the method on reported results. The provisions regarding alternative methods of transition do not apply to the Company, which accounts for stock-based compensation using the intrinsic value method. The disclosure provisions have been adopted. See Note (11).

In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS 149). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The new guidance amends SFAS 133, (b) in connection with other Board projects dealing with financial instruments, and (c) regarding implementation issues raised in relation to the application of the definition of a derivative that contains financing components. The amendments set forth in SFAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003. The guidance is to be applied prospectively. We do not believe that the adoption of this Statement will have a significant impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150). SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new guidance requires that those instruments be classified as liabilities in statements of financial position. We are still evaluating the impact of this statement on our consolidated financial statements. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

(5)    Restructurings and Disposals

As a result of a strategic review, the Company set forth a plan for the closure of Kruse Manufacturing, the German manufacturing subsidiary (“Kruse”). Approximately 27 job positions and related office staff reductions will be lost in connection with closing this operation. Consistent with SFAS 144, the Company evaluated long-lived assets for impairment and assessed their recoverability based upon anticipated undiscounted future cash flows. For the ten months ended October 31, 2002, the Company recorded non-cash impairment charges and wrote down the value of the long-lived assets by approximately $461,400. Net sales and Net loss for Kruse for the ten months ended October 31, 2002 were approximately $248,000 and $1,082,800, respectively.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(6)    Supplemental Cash Flow Information

Cash payments for interest and net cash payments for income taxes are as follows (approximated):

Ten months ended October 31, 2002
Interest	$5,381,700
Income taxes, net of refunds	$13,768,500

Non-cash investing and financing activities have been excluded as non-cash items from the consolidated statement of cash flows for the ten months ended October 31, 2002.

(7)    Long-term Debt

In September 2001, the Company obtained a total of $115,000,000 of secured debt financing (the “Debt”) under US and European term loans and long-term revolving credit facilities of which approximately $86,581,200 was drawn upon as of October 31, 2002. The secured debt financing under the United States facilities totaled $52,338,300 as of October 31, 2002 with a maximum borrowing of $15,000,000 on the revolver and $50,000,000 on the term loan. The secured debt financing under the European facilities totaled $34,242,900 as of October 31, 2002 with maximum borrowings of $15,000,000 on the revolver and $35,000,000 on the term loan. The Debt has a six-year maturity, bears interest at IBOR plus a specified margin ranging from 2.25% to 3.75% per annum with principal and interest payable quarterly. The United States Debt is secured by a first lien on substantially all of the Company’s United States assets and the European Debt is secured by a first lien on substantially all of the Company’s European assets. Certain fees and expenses paid directly by the Company in connection with the Debt refinancing are reflected as deferred financing costs and are included in Other assets in the Consolidated Balance Sheet as of October 31, 2002. These costs are being amortized to interest expense over the life of the Debt using the effective interest method. The refinancing contains installment mortgages for the manufacturing facilities as well as long-term revolving debt facilities to support continuing operations. The Debt is subject to certain financial covenants consisting primarily of minimum EBITDA (earnings before interest, taxes, depreciation and amortization, as defined) levels, interest coverage ratios, maximum leverage ratios and a limitation on capital expenditures, as defined. The Company was out of compliance with certain non-financial covenants as of October 31, 2002, but has obtained waivers from the lenders.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt at October 31, 2002, consisted of the following :

October 31, 2002
United States Term Loan payable to a lender, secured by substantially all company US assets, interest at LIBOR plus margin (5.57% as of October 31, 2002), principal and interest payments due quarterly through September 2007	$45,000,000
European Term Loan payable to a lender, secured by substantially all company European assets, interest at IBOR plus margin (5.57% as of October 31, 2002), principal and interest payments due quarterly through September 2007	30,141,000
United States Long-Term Revolving Credit Facility payable to a lender, secured by substantially all company US assets, interest at LIBOR plus margin (5.57% as of October 31, 2002), commitment through and due September 2007	7,338,300
European Long-Term Revolving Credit Facility payable to a lender, secured by substantially all company European assets, interest at IBOR plus margin (5.57% as of October 31, 2002), commitment through September 2007	4,101,900
Mortgages payable to a bank, secured by certain property, plant and equipment and other assets, bearing fixed interest at 4.0% to 5.1%	2,235,300

88,816,500
Less: Current portion	10,758,200

Long-term debt	$78,058,300

The Company’s long-term debt, including subsidiary debt, is scheduled to mature as follows:

Year Ending December 31,
2002	$2,519,500
2003	9,922,400
2004	14,159,600
2005	17,280,600
2006	18,315,200
2007	14,807,700
Thereafter	11,811,500

Total	$88,816,500

At October 31, 2002 the Company had outstanding letters of credit of $2,280,411. The letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions.

(8)    Consumer Credit Arrangements

The Company refers customers seeking extended financing, to certain third party financiers (the Card Servicers). The Card Servicers, if credit is granted, establish the interest rates, fees and all other terms and conditions of the customer accounts based on their evaluation of the credit worthiness. As the receivables are owned by the Card Servicers, at no time are the receivables purchased or acquired from the Company. In connection with customer purchases financed under these arrangements, the Card Servicer pays the Company an amount equal to the total amount of such purchases, net of a non-refundable financing fee as well as an interest bearing holdback of 20% (to be released upon ultimate collection) of certain amounts financed with recourse

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

under the program. The amounts financed and uncollected with recourse to the Company is approximately $233,700 included in Accounts receivable, as of October 31, 2002.

(9)    Commitments and Contingencies

(a) Lease Commitments—The Company’s subsidiaries lease certain property, plant and equipment under noncancellable capital lease agreements expiring at various dates through 2005. Such leases also contain renewal and purchase options. The Company leases space for its corporate headquarters and a retail outlet under operating leases which calls for annual rental payments due in equal monthly installments. Operating lease expenses were approximately $1,578,800 for the ten months ended October 31, 2002.

Future minimum lease payments at October 31, 2002 under these non-cancelable leases are as follows:

	Capital Leases	Operating Leases
Year Ended December 31:
2002	$4,700	$315,800
2003	30,300	2,293,600
2004	28,000	1,777,800
2005	3,200	1,449,400
2006		1,154,900
Thereafter		2,776,900

	66,200	$9,768,400

Less amount representing interest	—

Present value of minimum lease payments	$66,200

(b) Minority Shareholder Put Right—Under the terms of the Preferred Stock transaction certain minority shareholders owning common stock of the Company may exercise put rights, subject to Board of Director approval, as provided for in the Securities Purchase Agreement after April 1, 2004 for a period of 30 days as defined in the agreement. Except for certain provisional changes, within 60 days of notice, the Company is required to purchase all shares subject to the put from the shareholders. The purchase price is calculated based on the relative ownership interests of the exercising shareholders and a determination of the fair market value, as defined, of the Company at that time. The purchase price is required to be paid in cash unless prohibited by restriction from the debt and equity agreements in which case it will be paid in additional shares of preferred stock. The exercise of these put rights are subordinate to the Preferred Shareholders put rights (Note 9(c)).

In addition, any holder of preferred stock may redeem held shares of Preferred Stock if there is a change of control, as defined in the agreement, at a purchase price which is the higher of the purchase price under the put or the price to be received due to a change of control, assuming the conversion of all convertible securities into shares of Company common stock.

(c) Preferred Stockholder Put Right—Under the terms of the Amended and Restated Stockholders Agreement, certain Preferred Stockholders of the Company may exercise put rights as provided for in the agreement after April 1, 2004 for a period of 30 days or upon certain Events of Default as defined in the Securities Purchase Agreement period. Except for certain provisional changes, within 60 days of notice, the Company is required to purchase all shares subject to the put from the shareholders. The purchase price is calculated based on the greater of i) the liquidation value of such preferred shares plus all accrued and unpaid

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

dividends, and ii) the aggregate common share put price assuming conversion to common stock in accordance with the amended Certificate of Incorporation of the Company. The purchase price is required to be paid in cash unless it is prohibited by restriction from the Company’s agreements with its lenders in which case it will be paid in additional shares of preferred stock.

If any portion of the repurchase price is not paid in cash, then, each month after the closing of the put right, the Company is required to issue to certain preferred shareholders Common Stock Purchase Warrants equal to one percent of the aggregate number of shares of common stock (assuming the conversion of all convertible securities) times the ratio of the aggregate repurchase price not paid in cash to the total repurchase price.

In addition, any holder of Preferred Stock may require the Company to redeem all shares of Preferred Stock if there is a change of control, as defined, at a purchase price that is the higher of the purchase price under the put right or the price to be received due to a change of control, assuming the conversion of all convertible securities into shares of Company common stock.

(d) Stock Buy-Backs—The Company, certain redeeming common stock shareholders of the Company and certain investors in Preferred Stock of the Company have entered into a Stock Redemption Agreement which provides for the sale and purchase, as the case may be, by the redeeming shareholders and the investors at a nominal price, of sufficient Preferred Stock which will cause the Internal Rate of Return, as defined, of such shares to be within a range as specified in the agreement.

Such sales and purchases are permitted upon the sale or transfer by certain investors of more than 50% of the securities such investors purchased under the Securities Purchase Agreement, the exercise by such investors of a put right, a liquidation, dissolution, merger, consolidation or sale of all or substantially all assets or stock of the Company to a third party, the first public sale of securities by such investor, or the first anniversary of the termination of any applicable restrictive “lock-up” period as defined in the agreement.

Upon such an event, Fagerdala Industri AB (Note (1)), has the right to purchase from the Company a number of common shares in the same proportion to the proportion of shares being repurchased by each redeeming shareholder to the shares each such redeeming shareholder owned prior to redemption.

(e) Litigation—The Company is party to various legal proceedings generally incidental to its business. Although the ultimate disposition of these proceedings is not presently determinable, management does not believe that adverse determinations in any or all of such proceedings will have a material adverse effect upon the financial condition of the Company or results of operations at TWI Holdings, Inc.

(10)    Derivative Financial Instruments

The Company, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates which may adversely affect its results of operations and financial position. In seeking to minimize the risks and/or costs associated with such activities, the Company has entered into forward foreign exchange contracts. Gains and losses on these contracts generally offset losses and gains on the applicable Subsidiary’s foreign currency receivables and foreign currency debt.

The Company does not hedge the effects of foreign exchange rates fluctuations on the translation of its foreign results of operations or financial position, nor does it hedge exposure related to anticipated transactions.

The Company does not apply hedge accounting to the foreign currency forward contracts used to offset currency-related changes in the fair value of foreign currency denominated assets and liabilities. These contracts

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

are marked to market through earnings at the same time that the exposed assets and liabilities are remeasured through earnings (both in Other income, net). The contracts held by the Company are denominated in US dollars, British Pound Sterling and Japanese Yen each against the Danish Krone.

The Company had derivative financial instruments with a notional value of approximately $11,059,400 and an initial value in excess of fair value of approximately $22,300 included in Foreign exchange payable on the Consolidated Balance Sheet as of October 31, 2002. The foreign exchange loss on derivative financial instruments for the ten month period ended October 31, 2002 of approximately $784,100 is included in the consolidated statement of income.

A sensitivity analysis indicates that a 10% adverse movement in the United States dollar to Danish Krone exchange rates at October 31, 2002 would incur losses for the Company of approximately $714,200 on foreign currency forward contracts outstanding at October 31, 2002. Such losses would be largely offset by gains from the revaluation or settlement of the underlying positions economically hedged.

(11)    Stock-Based Compensation Plan

(a) Stock Options—The Company adopted the Tempur World, Incorporated 2000 Stock Option Plan (“Stock Option Plan”) to provide grants of options to purchase shares of common stock to certain key employees. Options granted under the Stock Option Plan are non-qualified and are granted with an exercise price equal to the fair market value of the Company’s common stock at the date of grant, except for a single grant issued to one individual for which compensation expense was recorded. The fair market value is based on acceptable valuation methodologies and is approved by Board of Directors. Options granted under the Stock Option Plan generally vest in increments of 25% per year over a four year period on the yearly anniversary date of the grant and may be exercised up to six years from the grant date and five years from the date of grant for any shareholders who own 10% or more of the shares of Company common stock outstanding. As of October 31, 2002, 207,229 options were exercisable. The total number of shares of common stock subject to issuance under the Stock Option Plan may not exceed 10% of the authorized share capital, which was 1,000,000 shares as of October 31, 2002 subject to certain adjustment provisions.

The following table summarizes information about stock options outstanding as of October 31, 2002:

	Shares	Exercise Price Weighted Average
December 31, 2001	292,848	$23.44

Granted	147,000	21.11
Exercised	—	—
Terminated	(20,348)	20.10

October 31, 2002	419,500	$23.63

Options outstanding at October 31, 2002 had exercise prices ranging from $21.11-$27.71 per share and expire between January 1, 2005 and January 1, 2008. The weighted average fair value at date of grant for options granted during 2002 was $7.05. The weighted-average remaining contractual life is 4 years.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b) Stock Based Compensation—Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its stock options granted under the fair value method of SFAS 123 (see Note (3)(p)), “Accounting Policies—Stock-Based Compensation”). The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

2002
Expected life of option, in years	5-6 years
Risk-free interest rate	4.34%
Expected volatility of stock	25%
Expected dividend yield on stock	0%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The Company’s options have characteristics significantly different from those of similar traded options, and changes in the subjective input can materially affect the fair value estimate.

(12)    Income Taxes

The provision for income taxes for the ten months ended October 31, 2002 consisted of the following (approximated):

Ten months ended October 31, 2002
Current provision
Federal	$2,399,700
State	1,026,800
Foreign	9,709,300

Total current	13,135,800

Deferred benefit
Federal	(169,200)
State	(16,700)
Foreign	(513,900)

Total deferred	(699,800)

Total provision for income taxes	$12,436,000

The provision for income taxes includes federal and state income taxes currently payable and those deferred or prepaid because of temporary differences between financial statement and tax bases of assets and liabilities. The Company records income taxes under the liability method. Under this method, deferred income taxes are recognized for the estimated future tax effects of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws.

The Company has established a valuation allowance for net operating loss carryforwards (NOLs), certain contribution carryovers relates to United States charitable donations and certain other timing differences related to some of its foreign operations. The Company’s foreign NOLs were approximately $14,490,500 at October 31,

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2002 that expire at various dates through 2012. Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of these NOLs and certain other timing differences related to some of its foreign operations. The Company believes that it is more likely than not that its tax assets (other than those related to some of its foreign operations) are realizable based on the level of future reversing taxable temporary differences and on historically profitable operations, which the Company believes are more likely than not to continue into the future to the extent necessary to assure realization of recorded deferred tax assets. However, there can be no assurance that such assets will be realized if circumstances change.

The effective income tax provision differs from the amount calculated using the statutory United State federal income tax rate, principally due to the following:

	Ten months ended October 31, 2002
	Amount	Percentage of Income Before Taxes
Statutory United States federal income tax	$11,325,800	35.0%
State income taxes, net of federal benefit	717,800	2.2
Foreign tax differential	(941,300)	(2.9)
Change in valuation allowance	2,846,100	8.8
Foreign tax credit	(1,560,900)	(4.8)
Subpart F income	243,600	0.8
Permanent and other	(195,100)	(0.6)

Effective income tax provision	$12,436,000	38.5%

Subpart F income represents interest and royalties earned by a foreign subsidiary. Under the Internal Revenue Code, such income is taxable to Tempur World, Inc. as if, in effect, earned directly by Tempur World, Inc.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The net deferred tax asset and liability recognized in the consolidated balance sheet as of October 31, 2002 consists of the following:

October 31, 2002
Deferred tax assets:
Contribution carryover	$2,181,800
Foreign tax credit	1,560,900
AMT credit	91,400
Start up costs	45,900
Inventories	3,117,400
Net operating losses	3,784,800
Land and buildings	757,800
Accrued expenses and other	1,905,900

Total deferred tax assets	13,445,900
Valuation allowances	(7,125,600)

Net deferred tax assets	6,320,300

Deferred tax liabilities:
Depreciation	(3,355,700)
Intangible assets	(1,817,500)

Total deferred tax liabilities	(5,173,200)

Net deferred tax liability	$1,147,100

(13)    Major Customers

Five customers accounted for approximately 24% of sales for the ten months ended October 31, 2002, one of which accounted for approximately 10% of sales all of which was sold in the Domestic Segment. These same customers also accounted for approximately 16% of accounts receivable as of October 31, 2002. The loss of one or more of these customers could have a material adverse effect on the Company.

(14)    Benefit Plan

A subsidiary of the Company has a defined contribution plan whereby eligible employees may contribute up to 15% of their pay each year to the plan subject to certain limitations as defined by the Plan. Employees are eligible to receive matching contributions at the start of employment with the Company. The Plan provides a 100% match of the first 3% and 50% of the next 2% on eligible employee contributions and eliminated the vesting period such that matching contributions vest immediately. The Company incurred approximately $115,900 of expenses associated with the defined contribution plan for the ten months ended October 31, 2002.

(15)    Related Party Transactions

The Company has transactions with certain Fagerdala subsidiaries which are considered related parties due to common control or ownership. These agreements were necessitated by the utilization of the Fagerdala distribution network to sell the Tempur related products.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with the merger, on December 31, 1999, the Company executed a binding letter of intent with Fagerdala to provide for the termination or modification of the major existing related agreements as described below:

Consulting and Service Support Agreements—Effective January 1, 2001, Ashfield Consultancy Ltd. (“ACL”), an affiliate, will provide the following services to the Company: (i) establishing new markets for the products of the Company (ii) establishing a distribution network for the products of the Company (iii) development of new products and (iv) providing office space, office equipment and related services to accomplish the aforementioned services. In consideration of the services provided above, the

Company agrees to pay ACL an annual fee of approximately $880,000 plus office costs, payable monthly at the beginning of each month. The term of this agreement is for one year and is renewable annually.

As some of the Company’s operations are leasing office and warehouse space and receive some administrative services from Fagerdala personnel, the Company is in the process of finalizing a standard administrative services contract for those operations. The amounts charged for rent, use of equipment and administrative support are be based on management’s estimate of prevailing arms-length pricing in the location of the operations.

Sales to and purchases from the affiliated entities are primarily for product and are priced according to pricing applicable to third-party customers. Interest income and expense are charged on outstanding note and trade accounts based on management’s estimate of prevailing market rates of interest at the time of the obligations. Management fee income and expense are charged for shared services at certain of the subsidiary locations based on management’s estimate of prevailing market conditions in the country of operation. The total amounts reported in the consolidated financial statements as of October 31, 2002 are approximately as follows:

As of October 31, 2002:
Accounts receivable	$143,000
Accounts payable	166,900
Notes receivable, interest rate of 8%	37,000

For the Ten Months Ended October 31, 2002:
Related party sales	$4,200
Related party purchases	605,000
Interest income	21,300
Interest expense	21,400
Management fee expense	127,500
Ashfield Consulting Agreement	1,183,800

(16)    Segment Disclosures

SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information,” established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the chief operating decision maker or group in deciding how to allocate resources and assessing performance. The Company operates in two business segments: Domestic and International. These reportable segments are strategic business units that are managed separately based on the fundamental differences in their operations.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Beginning in 2002, following the opening of the United States manufacturing facility, the Company changed the reporting structure from a single segment to Domestic and International operating segments. This change was consistent with the Company’s ability to monitor and report operating results in these segments. The Domestic segment consists of the United States manufacturing facility whose customers include the United States distribution subsidiary and certain North American third party distributors. The International segment consists of the manufacturing facility in Denmark whose customers include all of the distribution subsidiaries and third party distributors outside the Domestic segment. The Company evaluates segment performance based on Operating income.

The following table summarizes segment information:

Ten months ended October 31, 2002
Revenues from external customers:
Corporate	$—
Domestic	131,399,000
International	105,916,000

$237,315,000

Intercompany sales:
Corporate	$—
Domestic	—
International	(16,677,000)
Intercompany eliminations	16,677,000

$—

Operating income:
Corporate	$(3,249,000)
Domestic	22,104,000
International	21,538,000

$40,393,000

Depreciation and amortization:
Corporate	$1,352,000
Domestic	3,444,000
International	5,587,000

$10,383,000

Total assets:
Corporate	$54,195,000
Domestic	123,615,000
International	137,060,000
Intercompany eliminations	(115,229,000)

$199,641,000

Capital expenditures:
Corporate	$120,000
Domestic	3,362,000
International	5,693,000

$9,175,000

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Domestic segment purchases certain products produced by the Danish manufacturing facility included in the International segment and sells those products to Domestic segment customers. The profits from these sales amounting to approximately $3,341,000 for the ten months ended October 31, 2002, are allocated to operating income in the domestic segment. Although these transactions are reported in the Domestic segment, the profit from these sales remain in the international segment for statutory purposes.

(17)    Condensed Consolidating Financial Information

Certain unsecured debt obligations will be issued by Tempur-Pedic, Inc. and Tempur Production USA, Inc. (the Issuers) and will be fully and unconditionally guaranteed on an unsecured basis by the Issuers’ domestic subsidiaries (referred to collectively as the Issuers and their Subsidiary Guarantors in the accompanying financial information) and TWI Holdings, Inc. and an intermediate parent corporation (referred to as the Combined Guarantor Parents in the accompanying financial information). The foreign subsidiaries (referred to as Combined Non-Guarantor Subsidiaries in the accompanying financial information) represent the foreign operations of the Company and will not guarantee the debt. The following financial information presents condensed consolidating balance sheets, statements of income and statements of cash flows for the Combined Guarantor Parents, Issuers and their Subsidiary Guarantors and Combined Non-Guarantor Subsidiaries.

Condensed Consolidating Balance Sheet

As of October 31, 2002

	Issuers and its Subsidiary Guarantor	Combined GuarantorParents	CombinedNon- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Current assets	$49,744,000	$2,372,000	$84,507,000	$(40,397,000)	$96,226,000
Property, plant and equipment, net	34,625,000	448,000	40,594,000	—	75,667,000
Other noncurrent assets	39,246,000	51,376,000	11,957,000	(74,831,000)	27,748,000

Total assets	$123,615,000	$54,196,000	$137,058,000	$(115,228,000)	$199,641,000

Current liabilities	$57,879,000	$10,756,000	$30,470,000	$(40,393,000)	$58,712,000
Noncurrent liabilities	49,308,000	28,197,000	35,455,000	(27,257,000)	85,703,000
Redeemable preferred stock	—	15,331,000	—	—	15,331,000
Equity (deficit)	16,428,000	(88,000)	71,133,000	(47,578,000)	39,895,000

Total liabilities and equity (deficit)	$123,615,000	$54,196,000	$137,058,000	$(115,228,000)	$199,641,000

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Operations

For the Ten Months Ended October 31, 2002

	Issuers and its Subsidiary Guarantor	Combined Guarantor Parents	Combined Non- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net sales	$131,399,000	$—	$122,592,000	$(16,677,000)	$237,314,000
Cost of goods sold	66,847,000	(293,000)	60,351,000	(16,677,000)	110,228,000

Gross profit	64,552,000	293,000	62,241,000	—	127,086,000
Operating expenses	45,789,000	3,542,000	37,363,000	—	86,694,000

Operating income	18,763,000	(3,249,000)	24,878,000	—	40,392,000
Interest income (expense), net	(2,678,000)	(1,603,000)	(2,011,000)	—	(6,292,000)
Other income (loss)	108,000	(819,000)	(1,013,000)	—	(1,724,000)
Income taxes	6,599,000	(3,359,000)	9,195,000	—	12,435,000

Net income (loss)	$9,594,000	$(2,312,000)	$12,659,000	$—	$19,941,000

Condensed Consolidating Statements of Cash Flows

For the Ten Months Ended October 31, 2002

	Issuer and their Subsidiary Guarantors	Combined Guarantor Parents	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net income (loss)	$9,594,000	$(2,312,000)	$12,659,000	$—	$19,941,000
Non-cash expenses	5,119,000	3,190,000	2,829,000	—	11,138,000
Changes in working capital	(5,486,000)	1,531,000	(4,418,000)	—	(8,373,000)
Net cash provided by operating activities	9,227,000	2,409,000	11,070,000	—	22,706,000
Net cash used for investing activities	(2,632,000)	(120,000)	(1,895,000)	—	(4,647,000)
Net cash provided by financing activities	(8,900,000)	(1,889,000)	(8,913,000)		(19,702,000)
Effect on exchange rate changes on cash	—	—	485,000	—	485,000

Net increase (decrease) in cash and cash equivalents	(2,305,000)	400,000	747,000	—	(1,158,000)
Cash and cash equivalent at beginning of the of the year	2,037,000	7,000	5,494,000	—	7,538,000

Cash and cash equivalents at end of period	$(268,000)	$407,000	$6,241,000	$—	$6,380,000

Arthur Andersen LLP Has Not Reissued This Report As Arthur Andersen LLP Ceased Operations In

August 2002.

The Following Report Is A Copy of the Previously Issued Arthur Andersen LLP Report

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of

Tempur World, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Tempur World, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Tempur World, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Louisville, Kentucky

March 8, 2002

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

CONSOLIDATED BALANCE SHEETS

As of December 31, 2001 and 2000

	Notes	2000*	2001
ASSETS
Current Assets:
Cash and cash equivalents	5h	$10,572,420	$7,538,178
Accounts receivable, net of allowance for doubtful accounts of $817,461 and $536,715 as of December 31, 2001 and 2000, respectively	16	24,417,160	30,076,877
Accounts receivable—related parties	14	163,802	340,871
Notes receivable—related parties	14	123,362	549,985
Inventories	5i	23,690,457	29,394,130
Income taxes receivable	12	2,540,392	—
Prepaid expenses and other current assets		2,439,118	2,975,364
Deferred income taxes	12	2,836,159	2,569,123

Total current assets		66,782,870	73,444,528
Land and buildings		23,682,324	44,548,948
Machinery and equipment		26,042,537	49,710,474
Construction in progress		15,152,579	36,000

		64,877,440	94,295,422
Less: Accumulated depreciation		(9,376,801)	(16,384,103)

Property, plant and equipment, net	5j	55,500,639	77,911,319
Goodwill, net of amortization of $2,449,924 and $1,140,150 as of December 31, 2001 and 2000, respectively	5k	16,666,737	15,356,963
Other intangible assets, net of amortization of $1,358,467 and $679,233 as of December 31, 2001 and 2000, respectively	5k	4,371,967	3,692,733
Deferred financing costs and other non-current assets, net	4a	982,585	6,435,245

Total assets		$144,304,798	$176,840,788

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable		$14,598,199	$13,242,356
Accounts payable—related parties	14	30,428	347,286
Accrued expenses and other		15,593,249	21,211,466
Income taxes payable	12	160,003	2,830,572
Value added taxes payable		3,632,140	2,393,518
Notes payable—lines of credit	8a	34,632,601	184,109
Notes payable—related parties	14	3,360,661	1,286,848
Current portion—long-term debt	8b	8,587,005	9,207,718
Current portion—capital lease obligations	10a	530,618	225,300

Total current liabilities		81,124,904	50,929,173
Long-term debt	8b	21,646,821	94,960,088
Capital lease obligations	10a	316,182	159,299
Notes payable—related parties	14	2,089,830	—
Deferred income taxes	12	890,294	2,382,365

Total liabilities		106,068,031	148,430,925
Commitments and contingencies	10
Preferred stock, Series A, $1 par value, 1,100,000 shares authorized and 615,792 outstanding	4b	—	11,715,485
Stockholders’ Equity:
Common stock, $.01 par value, 11,000,000 shares authorized, 9,000,034 shares issued and 9,000,034 and 7,501,503 shares outstanding as of December 31, 2001 and 2000, respectively		90,000	90,000
Additional paid in capital		14,352,488	14,352,488
Retained earnings		24,409,684	35,921,593
Accumulated other comprehensive income		(615,405)	(3,355,855)

Less: Cost of 1,498,531 treasury shares at December 31, 2001	4b	—	(30,313,848)

Total stockholders’ equity		38,236,767	16,694,378

Total liabilities and stockholders’ equity		$144,304,798	$176,840,788

*	Reclassified to conform with 2001 presentation

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2001 and 2000

	Notes	2000*	2001
Net sales	5e & 5f	$161,969,258	$221,514,514
Cost of sales		89,449,925	107,569,342

Gross profit		72,519,333	113,945,172
Selling expenses	5g	29,596,709	52,121,943
General and administrative expenses		19,303,208	30,188,677
Research and development expenses	5o	1,181,824	1,263,760

Operating income		22,437,592	30,370,792
Interest income		238,934	672,923
Interest expense		(2,433,265)	(7,299,445)
Related party interest income(expense), net		(30,931)	71,453
Foreign currency exchange losses	5d & 11	(1,098,960)	(906,169)
Other income, net		152,079	590,157

Total other expense		(3,172,143)	(6,871,081)

Income before income taxes		19,265,449	23,499,711
Income tax provision	12	6,687,649	11,642,323

Net income		$12,577,800	$11,857,388

*	Reclassified to conform with 2001 presentation

The accompanying notes to consolidated financial statements are an integral part of these statements.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2001 and 2000

	Common Stock		Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total
	Shares	Amount
Balance, January 1, 2000	9,000,034	90,000	15,545,123	12,650,475	—	—	28,285,598
Net income plus other comprehensive income:
Net Income	—	—	—	12,577,800		—	12,577,800
Foreign currency translation adjustments, net of tax	—	—	—	—		(615,405)	(615,405)

Comprehensive income							11,962,395
Acquisition of assets and liabilities under common control	—	—	(1,192,635)	(818,591)		—	(2,011,226)

Balance, December 31, 2000	9,000,034	$90,000	$14,352,488	$24,409,684	—	$(615,405)	$38,236,767
Net income plus other comprehensive income:
Net Income				11,857,388			11,857,388
Foreign currency translation adjustments, net of tax						(2,740,450)	(2,740,450)

Comprehensive income							9,116,938
Dividends on preferred stock				(345,479)			(345,479)
Purchases of Treasury Stock	(1,498,531)				(30,313,848)		(30,313,848)

Balance, December 31, 2001	7,501,503	$90,000	$14,352,488	$35,921,593	$(30,313,848)	$(3,355,855)	$16,694,378

The accompanying notes to consolidated financial statements are an integral part of these statements.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2001 and 2000

	2000*	2001*
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$12,577,800	$11,857,388
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,002,215	10,051,321
Amortization of deferred financing costs	—	322,586
Allowance for doubtful accounts	3,289,814	3,000,112
Deferred income taxes	(1,538,195)	1,692,102
Foreign currency adjustments	1,098,960	1,582,289
Loss on sale of equipment	203,497	(52,666)
Changes in operating assets and liabilities:
Accounts receivable—trade	(15,433,753)	(9,906,051)
Accounts receivable—related parties	2,278,018	(195,929)
Notes receivable—related parties	(124,691)	(447,391)
Inventories	(6,913,361)	(7,543,032)
Prepaid expenses and other current assets	(826,691)	(644,600)
Accounts payable—trade	5,380,573	(781,699)
Accounts payable—related parties	30,761	336,080
Accrued expenses and other	171,435	6,132,600
Value added taxes payable	1,234,761	(1,095,044)
Income taxes payable/receivable	(6,305,650)	5,408,028

Net cash provided by operating activities	1,125,493	19,716,094
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of businesses, net of cash acquired	310,049	—
Purchases of property, plant and equipment	(27,417,800)	(35,241,185)
Proceeds from sales of property, plant and equipment	93,450	379,448

Net cash used for investing activities	(27,014,301)	(34,861,737)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt	9,894,682	128,068,125
Proceeds from issuance of long-term debt—related party	1,363,005	408,146
Proceeds from issuance of notes payable	32,485,038	23,150,679
Repayments of long-term debt	(1,522,971)	(51,788,106)
Repayments of long-term debt—related party	(3,238,087)	(4,280,322)
Repayments of notes payable	(4,379,418)	(57,408,243)
Repayments of capital lease obligations	—	(462,200)
Payments of deferred financing costs	(288,254)	(6,151,573)
Proceeds from issuance of preferred stock, net	—	11,370,006
Purchases of treasury stock	—	(30,313,848)

Net cash provided by financing activities	34,313,995	12,592,664
NET EFFECT OF EXCHANGE RATE CHANGES ON CASH:	(119,938)	(481,263)

Increase (decrease) in cash and cash equivalents	8,305,249	(3,034,242)
CASH AND CASH EQUIVALENTS, beginning of period	2,267,171	10,572,420

CASH AND CASH EQUIVALENTS, end of period	$10,572,420	$7,538,178

*	Reclassified to conform with 2001 presentation

The accompanying notes to consolidated financial statements are an integral part of these statements.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)    The Company

Tempur World, Inc. and Subsidiaries (“Tempur World” or “the Company”), a US based multinational corporation incorporated in Delaware, is a majority owned subsidiary of Fagerdala Industri AB, a Swedish corporation. Fagerdala Industri AB is a majority-owned subsidiary of Fagerdala World Foams AB (“Fagerdala”), also a Swedish corporation. Tempur World manufactures, markets and sells advanced viscoelastic foam products including pillows, mattresses and other related products. The Company manufactures essentially all of its products at Dan Foam A/S, located in Denmark and Tempur Production USA, Inc., a new plant located in the United States (see Note (3)). The Company sells its products in markets throughout the United States, Europe, Asia and other countries around the world and primarily extends credit based on the creditworthiness of its customers. The majority of the Company’s revenues are derived from sales to retailers and to retail consumers through its direct response business.

The structure and operations of the Company as of December 31, 2001 are described in the following table:

Name	Ownership Structure and Nature of Operations	Date Acquired/ Formed
HOLDING COMPANIES

Tempur World, Inc.	Parent (Holding) company, US based, directly owns 100% of Tempur World Holding Company	At formation of Tempur World

Tempur World Holding Company, Inc.	Parent (Holding) company, US based, directly owns 100% of US distribution company, Tempur Production USA, Inc. and Dan Foam Holding Company A/S	July 25, 2001

Dan Foam Holding Company A/S	Holding company, Denmark based, directly owns 39.25% of Dan Foam A/S and indirectly owns 60.75% through its wholly-owned subsidiary, Dan Foam Holding AB also owns 100% of all other non-US distribution companies not directly owned by Dan Foam A/S	At formation of Tempur World

Dan Foam Holding AB	Holding company, Swedish based, directly owns 60.75% of Dan Foam A/S	At formation of Tempur World

DISTRIBUTION COMPANIES

Tempur-Pedic, Inc.	Distribution company, US based	At formation of Tempur World

Tempur UK, Ltd.	Distribution company, UK based	At formation of Tempur World

Tempur Yugen Kaisha. (“Japan”)	Distribution company, Japan based	At formation of Tempur World

Tempur do Brasil l.t.d.a. (“Brazil”)	Distribution company, Brazil based	At formation of Tempur World

Tempur Suomi OY (“Finland”)	Distribution company, Finland based	At formation of Tempur World

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Name	Ownership Structure and Nature of Operations	Date Acquired/ Formed
Tempur Norge AS (“Norway”)	Distribution company, Norway based	At formation of Tempur World

Tempur Sverige AB (“Sweden”)	Distribution company, Sweden based	At formation of Tempur World

Tempur Schweiz AG (“Switzerland”)	Distribution company, Switzerland based	At formation of Tempur World

Tempur Holding GmbH. (“German Holding”)	Parent (Holding) company, Germany based, directly owns 100% of Tempur Deutschland GmbH, and Kruse Polstermöbel-System GmbH, newly restructured, formerly Tempur Germany	May 1, 2000, name change to Holding as part of restructuring.

Tempur Deutschland GmbH. (“Germany”)	Distribution company, Germany based, newly restructured	May 1, 2001

Tempur France SARL (“France”)	Distribution company, France based	May 3, 2000

Tempur Pedic Espana SA (“Spain”)	Distribution company, Spain based	May 1, 2000

Tempur Singapore Pte Ltd. (“Singapore”)	Distribution company, Singapore based	October 31, 2000

Tempur Italia Srl (“Italy”)	Distribution company, Italy based	December 14, 2000

Tempur South Africa (Proprietary) Limited Private Company (“South Africa”)	Distribution company, South Africa based	June 1, 2001

Tempur Benelux B.V. (“Netherlands”)	Distribution company, Netherlands based	August 3, 2001

MANUFACTURING COMPANIES

Dan Foam A/S	Manufacturing company, Denmark based, directly owns 100% of Tempur UK, Tempur Japan and Tempur Brazil	At formation of Tempur World

Tempur Production USA, Inc.	Manufacturing facility, US based, began operations in May 2001 (see Note (3))	April 19, 2000

Kruse Polstermöbel-System GmbH (“Kruse Manufacturing”)	Manufacturing company, Germany based, newly restructured	May 1, 2001

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)    New Company Formations and Restructurings

During 2001, the Company completed the following new company formations and restructurings:

On May 1, 2001, the Company restructured the Germany distribution and manufacturing companies under a holding company, Tempur Holding GmbH. The holding company owns 100% of Tempur Germany and Kruse Manufacturing. The holding company was the former Germany distribution company and the name was changed. A new distribution company was formed and the majority of the assets and certain liabilities from the old distribution company were transferred to the new company.

On June 1, 2001, the Company formed Tempur South Africa (Proprietary) Limited Private Company, a South Africa based distribution company and wholly-owned subsidiary of Dan Foam Holding Company A/S.

On August 3, 2001, the Company formed Tempur Benelux B.V., a Netherlands based distribution company and wholly-owned subsidiary of Dan Foam Holding Company A/S.

On July 25, 2001, the Company formed Tempur World Holding Company, Inc. as a wholly-owned subsidiary of Tempur World and acquired all of the direct and indirect subsidiary holdings of Tempur World in exchange for 100% of its stock.

(3)    US Manufacturing Facility

On May 16, 2000, the Company contracted with a US-based industrial contractor for construction of a US-based manufacturing facility and contracted with the engineering and design firm responsible for the design of the Dan Foam A/S manufacturing facility to develop the plans to complete the Company’s new manufacturing facility. The total cost to complete the facility was approximately $17,215,000, of which approximately $12,972,000 was incurred during 2000. The construction of the facility was completed during May 2001 and the facility was operational by June 2001. The Company financed the construction of the new facility with a combination of operating cash flows and temporary bank debt, which was financed as part of the Debt refinancing (see Note (4)(a)).

The above amounts include capitalized interest costs of $1,056,600 and $186,000 as of December 31, 2001 and 2000, respectively. These costs will be amortized on a straight-line basis over the estimated useful life of the facility. The new production equipment installed at the facility during 2001 cost approximately $18,005,000 and was financed with a combination of operating cash flows and temporary bank debt, which was financed as part of the Debt refinancing.

(4)    Debt Refinancing and Equity Transactions

(a) Debt Refinancing (see Note (8))—In September 2001, the Company obtained a total of $115,000,000 of secured debt financing (the “Debt”) under US and European term loans and long-term revolving credit facilities of which approximately $104,000,000 was drawn upon at the inception of the debt facility. The secured debt financing under the US facilities totaled $65,000,000 at date of inception with a maximum borrowing of $15,000,000 on the revolver and $50,000,000 on the term loan. The secured debt financing under the European facilities totaled $50,000,000 at date of inception with maximum borrowings of $15,000,000 on the revolver and $35,000,000 on the term loan. The Debt has a six-year maturity, bears interest at LIBOR plus a specified margin ranging from 2.25% to 3.75% per annum with principal and interest payable quarterly. The US Debt is secured by a first lien on substantially all of the Company’s US assets and the European Debt is secured by a first lien on substantially all of the Company’s European assets. The net proceeds from the Debt approximated $100,495,800 after deducting fees and expenses of approximately $3,598,500. Including certain fees and expenses paid directly by the Company in connection with the

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Debt refinancing, a total of $6,031,200 are reflected as deferred financing costs and are included in Other Assets on the Consolidated Balance Sheet as of December 31, 2001. These costs are being amortized to interest expense over the life of the Debt using the effective interest method. The Debt refinanced substantially all of the Company’s previously outstanding foreign and domestic debt facilities. The refinancing contains installment mortgages for the manufacturing facilities as well as long-term revolving debt facilities to support continuing operations. A portion of the proceeds were also used to repurchase some of the Company’s outstanding common stock (Note (4)(b)). The Debt is subject to certain financial covenants consisting primarily of minimum EBITDA (earnings before interest, taxes, depreciation and amortization, as defined) levels, interest coverage ratios, maximum leverage ratios and a limitation on capital expenditures, as defined. The Company was out of compliance with certain non-financial covenants as of December 31, 2001, but has obtained waivers from the lenders.

(b) Equity Transactions—Concurrent with the Debt refinancing, in September 2001, the Company sold a minority share of the Company through a preferred stock offering (the “Securities Purchase Agreement”). The Company’s Certificate of Incorporation was amended to authorize the 1,100,000 shares of Series A Preferred Stock, 2,200,000 shares of Series B preferred stock and 500,000 shares of Series C preferred stock. Under the terms of the transaction, the Company issued 615,792 shares of Series A Preferred Stock (the “Preferred Stock”) to the new shareholders at a price of approximately $21.11 per share for a total of $13,000,000. The net proceeds approximated $11,370,000 after deducting fees and expenses of approximately $1,630,000. In addition to the proceeds from the Preferred Stock, the Company used a portion of the proceeds from the Debt proceeds to repurchase 1,498,531 common shares at a price of approximately $21.11 per share for a total of approximately $31,635,000 from certain existing shareholders. The net repurchase approximated $30,313,900 after deducting fees and expenses of approximately $1,321,000 related to the marketing efforts for the Preferred Stock sale paid to the Company by the participating common stock shareholders. These shares were placed in Treasury Stock and are shown as a reduction of Stockholders’ Equity on the Consolidated Balance Sheet as of December 31, 2001.

The Preferred Stock has a maturity date of September 2011. Dividends on the shares of the Preferred Stock are cumulative and are accrued each month at an annual rate equal to 10% compounded quarterly. Each share of the Preferred Stock is convertible at the option of the holder thereof at any time into shares of Common Stock of the Company, par value $.01 per share, at a conversion price of $21.11 per share of Common Stock (equivalent to a conversion rate of approximately one share of Common Stock for each share of Preferred Stock), subject to adjustment under certain conditions. In the event of the conversion of any shares of the Preferred Stock, all accrued and unpaid dividends on such converted shares will be cancelled. The Preferred Stock also has voting rights equal to the number of “as converted” Common Stock as defined. As discussed in Note (10)(c), the shares also contain certain put rights as provided for in the Securities Purchase Agreement.

As of December 31, 2001, no shares of Series B preferred stock have been issued. The Series B preferred stock has a maturity date of September 12, 2009. Dividends on any issued and outstanding shares of the Series B stock are cumulative and accrued each month at an annual rate equal to 15%. Par value of Series B preferred stock is $1 per share. Each share of the Series B preferred stock is convertible at the option of the holder thereof at any time into shares of Common Stock of the Company, par value $.01 per share, at a conversion price of $21.11 per share of Common Stock (equivalent to a conversion rate of approximately one share of Common Stock for each share of Series B preferred stock), subject to adjustment under certain conditions. In the event of the conversion of any shares of the Series B preferred stock, all accrued and unpaid dividends on such converted shares will be canceled. The Series B shares also have voting rights equal to the number of “as converted” Common Stock, as defined. As discussed in Note (10)(c), the shares also contain certain put rights as provided for in the Securities Purchase Agreement.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2001, no shares of Series C preferred stock have been issued. The Series C preferred stock has a maturity date of September 12, 2009. Dividends on any issued and outstanding shares of the Series C stock are cumulative and accrued each month at an annual rate equal to 15%. Par value of Series C preferred stock is $1 per share. Each share of the Series C preferred stock is convertible at the option of the holder thereof at any time into shares of Common Stock of the Company, par value $.01 per share, at a conversion price of $21.11 per share of Common Stock (equivalent to a conversion rate of approximately one share of Common Stock for each share of Series C preferred stock), subject to adjustment under certain conditions. In the event of the conversion of any shares of the Series C preferred stock, all accrued and unpaid dividends on such converted shares will be cancelled. The Series C shares also have voting rights equal to the number of “as converted” Common Stock, as defined. As discussed in Note (10)(c), the shares also contain certain put rights as provided for in the Securities Purchase Agreement.

(5)    Summary of Significant Accounting Policies

(a) Basis of Consolidation—The consolidated financial statements include the accounts of the Company and its subsidiaries. All subsidiaries, directly or indirectly, are wholly-owned. All material intercompany balances and transactions have been eliminated.

(b) Management’s Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. For example, management makes its best estimate to accrue for certain costs incurred in connection with business activities such as warranty claims and sales returns, but the Company’s estimates of these costs could change materially.

(c) Foreign Currency Translation—Assets and liabilities of non-US subsidiaries that operate in a local currency environment are translated to US dollars at year-end exchange rates. Goods and services payable in foreign currencies are recorded at the applicable exchange rates.

(d) Financial Instruments and Hedging—Within the normal course of business, the Company uses derivative financial instruments principally to manage the exposure to changes in the value of foreign currency denominated assets and liabilities of its Denmark manufacturing operations. Gains and losses are recognized currently in the results of operations and are generally offset by losses and gains on the underlying assets and liabilities being hedged.

In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of the financial instruments, including derivatives and long-term debt, standard market conventions and techniques including available market data and discounted cash flow analysis are used to determine fair value.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximate fair value because of the short-term maturity of those instruments. The carrying amounts of preferred stock and long-term debt approximate the fair market value for instruments with similar terms as of December 31, 2001 and 2000.

(e) Revenue Recognition—The Company recognizes sales of its products when the products are shipped to customers and the risks and rewards of ownership are transferred. Deposits made by customers are recorded as a

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

liability and recognized as a sale when product is shipped. The Company had approximately $2,643,000 and $1,653,000 of deferred revenue included in Accrued Expenses and Other as of December 31, 2001 and 2000, respectively.

In accordance with Emerging Issues Task Force (EITF) Issue 00-10, “Accounting for Shipping and Handling Fees and Costs”, the Company reflects all amounts billed to customers for shipping in Net Sales and the costs incurred from shipping product in Cost of Sales. Amounts included in Net Sales for shipping and handling are approximately $7,900,000 and $4,600,000 in 2001 and 2000, respectively. Amounts included in Cost of Sales for shipping and handling are approximately $19,600,000 and $12,500,000 in 2001 and 2000, respectively.

(f) Accrued Sales Returns—Estimated sales returns are provided at the time of sale based on historical sales returns. The Company allows returns for 90 to 120 days following a sale depending on the promotion. Accrued sales returns are in Accrued Expenses and Other in the accompanying Consolidated Balance Sheets. The Company had approximately $1,918,400 and $762,000 accrued as of December 31, 2001 and 2000, respectively.

(g) Advertising Costs—In accordance with Statement of Position No. 93-7, “Reporting on Advertising Costs”, the Company expenses all advertising costs as incurred except for production costs and advance payments which are deferred and expensed when advertisements run for the first time. Advertising costs charged to expense were approximately $31,459,300 and $20,748,200 during 2001 and 2000 respectively. The amounts of advertising costs deferred and included in the consolidated balance sheets as of December 31, 2001 and 2000 were approximately $533,500 and $35,900, respectively.

(h) Cash and Cash Equivalents—Cash and cash equivalents consist of all liquid investments with initial maturities of three months or less.

(i) Inventories—Inventories are stated at the lower of cost or market, determined by the first-in, first-out method, and consisted of the following (approximated):

	2000	2001
Finished goods	$16,588,000	$18,953,400
Work-in-process	3,962,700	3,229,500
Raw materials and supplies	3,139,800	7,211,200

	$23,690,500	$29,394,100

(j) Property, Plant and Equipment—Property, plant and equipment, carried at cost, are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Estimated Useful Life
Buildings	25 – 30 years
Computer equipment	3 – 5 years
Leasehold improvements	4 – 7 years
Equipment	3 – 7 years
Office furniture and fixtures	5 – 7 years
Autos	3 – 5 years

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Leasehold improvements are amortized over the shorter of the life of the lease or seven years. Depreciation expense relating to property, plant and equipment was approximately $8,150,900 and $4,236,200 in 2001 and 2000, respectively.

At December 31, 2001 and 2000, the Company had machinery and equipment under capital leases included in property, plant and equipment of the following (approximated):

	2000	2001
Machinery and equipment	$2,696,500	$1,189,500
Accumulated depreciation	(1,948,400)	(908,900)

	$748,100	$280,600

The Company monitors current and anticipated future operating conditions for circumstances that may indicate potential asset impairments in accordance with SFAS 121, “Accounting for the Impairment of Long- Lived Assets and Long-Lived Assets to be Disposed of”. Management has determined that there are no events or circumstances that indicated that an impairment exists as of December 31, 2001. Management continues to monitor current and anticipated future operating conditions that may trigger potential asset impairments in accordance with SFAS 121.

(k) Goodwill and Other Intangible Assets—The Company amortizes goodwill and other intangible assets using the straight-line method over the estimated useful lives. Goodwill is amortized over 16 years, while other intangible assets are generally amortized over 10 years. The amortization expense relating to goodwill and other intangible assets was $1,900,400 and $1,766,000 in 2001 and 2000, respectively. At December 31, 2001, no events or circumstances existed warranting revisions to the lives or impairment of intangible assets for the Company. Management continues to monitor current and anticipated future operating conditions that may trigger potential asset impairments in accordance with SFAS 121.

(l) Software—The Company expenses costs incurred in the preliminary project stage and, thereafter, capitalizes costs incurred in the developing or obtaining of internal use software. Certain costs, such as maintenance and training, are expensed as incurred. Capitalized costs are amortized over a period of not more than five years and are subject to impairment evaluation in accordance with SFAS 121. Amounts capitalized for software are included in Machinery and Equipment on the Consolidated Balance Sheets as of December 31, 2001 and 2000.

(m) Warranties—The Company provides a 20-year warranty on mattresses, the last 15 of which are on a prorated basis. Estimated future obligations related to certain products are provided by charges to operations in the period in which the related revenue is recognized. The Company has accrued approximately $3,323,900 and $3,004,000 as of December 31, 2001 and 2000, respectively related to warranty costs and is included within Accrued expenses and other on the accompanying consolidated balance sheets.

(n) Income Taxes—The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In conjunction with the construction of the new US manufacturing facility, the Company repatriated approximately $1,500,000 from one of its foreign entities in the form of a loan to the US operations during 2000. Accordingly, the Company has provided for the additional taxes that it expects will be incurred.

Provisions have not been made for US income taxes or foreign withholding taxes on undistributed earnings of foreign subsidiaries other than as described above, as these earnings are considered indefinitely reinvested. Undistributed foreign earnings amounted to approximately $30,000,000 and $16,900,000 at December 31, 2001 and 2000, respectively. These earnings could become subject to US income taxes and foreign withholding taxes (subject to a reduction for foreign tax credits) if they were remitted as dividends, were loaned to the US parent company or a US subsidiary, or if the Company should sell its stock in the subsidiaries.

(o) Research and Development Expenses—Research and development expenses for new products are expensed as they are incurred.

(p) Reclassifications—Certain amounts reported in the consolidated balance sheet and consolidated statement of operations as of and for the year ended December 31, 2000 have been reclassified to conform to the December 31, 2001 presentation.

(6)    New Accounting Standards

Effective January 1, 2001, Tempur World adopted the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133” or “the Standard”) as amended by SFAS 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”. This Standard, as amended, establishes accounting and reporting standards for derivative instruments and for hedging activities, including a requirement to recognize all derivatives at their fair value as either assets or liabilities in the balance sheet. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholder’s equity (as a component of comprehensive income, depending on whether the derivative is being used to hedge changes in fair value or cash flows). The adoption of SFAS 133 did not have any effect on Tempur World’s financial position or results of operations as it did not have derivatives at such date. See Note (11).

In July 2001, the Financial Accounting Standards Board issued SFAS 141, “Business Combinations”, and SFAS 142, “Goodwill and Other Intangible Assets”. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of “.

The Company adopted the provisions of SFAS 142 effective January 1, 2002. Goodwill, all of which was acquired in the formation of Tempur World on January 1, 2000, continued to be amortized through the end of 2001. As of December 31, 2001, the Company has unamortized goodwill in the amount of $15,357,000 and unamortized identifiable intangible assets in the amount of approximately $3,692,700, all of which will be subject to the transition provisions of SFAS 142. Amortization expense related to goodwill was $1,262,700 and $1,085,600 for the years ended December 31, 2001 and 2000, respectively.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with the transitional impairment evaluation, SFAS 142 requires the Company to perform an assessment of whether there is an indication that goodwill and other intangible assets are impaired as of January 1, 2002. The Company has completed the first step assessment of goodwill impairment and has determined that the carrying amount of the Company’s reporting unit does not exceed the fair value of the reporting unit as defined by SFAS 142 and no transitional impairment losses are required to be recognized.

Beginning January 1, 2002, the Company is no longer recording amortization expense related to goodwill.

In August 2001, the FASB issued SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. This statement supercedes SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”, and the accounting and reporting provisions for APB Opinion No. 30, “Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and it broadens the presentation of discontinued operations to include more disposal transactions. We will adopt the provisions of SFAS 144 as of January 1, 2002, and we are currently evaluating the impact SFAS 144 may have on our financial position and results of operations.

(7)    Supplemental Cash Flow Information

Cash payments for interest and net cash payments for income taxes are as follows (approximated):

	2000	2001
Interest, net of capitalized interest	$2,804,800	$6,464,900
Income taxes, net of refunds	14,907,300	5,256,900

Non-cash investing and financing activities have been excluded as non-cash items from the consolidated statement of cash flows for the year ended December 31, 2001. Total non-cash activity for the year was primarily related to the refinancing of the Germany distribution facility of approximately $2,058,900 through the refinancing of the related party notes payable with a third party bank.

(8)    Debt

(a) Credit Facilities and Refinanced Facilities

One of the Company’s subsidiaries has a line of credit facility with a bank with an aggregate borrowing capacity of $237,100. As of December 31, 2001, the total amount outstanding on this facility was approximately $184,100. This facility is secured by a letter of credit.

During 2001, the Company had a working capital line of credit agreement (Working Capital Credit Facility) with an original maturity date of November 2, 2001, which allowed maximum borrowings of $3,000,000. At December 31, 2000, the Working Capital Credit Facility is presented as a current liability in the accompanying balance sheet within the line item Notes Payable—Lines of Credit and had an outstanding balance of $2,207,800. Additionally, the Company also had lines of credit with three banks maturing during 2001 with allowable maximum borrowings of approximately $35,465,800. As of December 31, 2000, the lines of credit had outstanding balances of $32,424,800 with floating interest rates based on prevailing short-term interest rates in the country of origin at a weighted average rate of 5.95% as of December 31, 2000. These credit facilities were refinanced in September 2001 as part of the Debt refinancing transaction (Note (4)(a)).

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b) Long-term Debt—Long-term debt (see also Note (4)(a)) for the Company’s subsidiaries at December 31, 2001 and 2000, consisted of the following (approximated):

	2000	2001
US Term Loan payable to a lender, secured by substantially all company US assets, interest at LIBOR plus margin (6.25% as of December 31, 2001), principal and interest payments due quarterly through September 2007.	$—	$48,750,000

European Term Loan payable to a lender, secured by substantially all company European assets, interest at IBOR plus margin (6.84% as of December 31, 2001), principal and interest payments due quarterly through September 2007.	—	34,125,000

US Long-Term Revolving Credit Facility payable to a lender, secured by substantially all company US assets, interest at LIBOR plus margin (6.25% as of December 31, 2001), commitment through and due September 2007.	—	12,488,300

European Long-Term Revolving Credit Facility payable to a lender, secured by substantially all company European assets, interest at IBOR plus margin (6.56% as of December 31, 2001), commitment through September 2007.	—	6,830,100

Mortgages payable to a bank, secured by certain property, plant and equipment and other assets, bearing fixed interest at 4.0% to 5.1%. Reported as Related Party Notes Payable as of December 31, 2000 (see Note 14).	—	1,974,400

Notes payable to various banks, secured by certain assets, bearing fixed interest at 4.24% to 7.61%, refinanced in connection with the Debt refinancing in September 2001.	14,435,500	—

Mortgages payable to various banks, secured by certain property, plant and equipment and other assets, bearing fixed interest at 5.44% to 20.6%, refinanced in connection with the Debt refinancing in September 2001.	9,303,700	—

Construction note payable to a bank, secured by land and building, interest at bank prime plus 1% (10.5% at December 31, 2000), refinanced in connection with the Senior Debt refinancing in September 2001.	6,494,600	—

	30,233,800	104,167,800

Less: Current portion	8,587,000	9,207,700

Long-term debt	$21,646,800	$94,960,100

The Company’s long-term debt, including subsidiary debt, are scheduled to mature as follows (approximately):

Year Ending December 31,
2002	$9,207,700
2003	9,805,600
2004	14,055,600
2005	17,193,500
2006	18,239,500
Thereafter	35,665,900

Total	$104,167,800

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(9)    Consumer Credit Arrangements

During 2001 the Company entered into an agreement with third party financiers (the “Card Servicer”) to provide financing for the customers. The Company refers customers, seeking extended financing, to the Card Servicers. The Card Servicers, if credit is granted, establish the interest rates, fees and all other terms and conditions of the customer accounts based on their evaluation of the credit worthiness. As the receivables are owned by the Card Servicers, at no time are the receivables purchased or acquired from the Company. In connection with customer purchases, financed under these arrangements, the Card Servicer pays the Company an amount equal to the total amount of such purchases, net of a non-refundable financing fee as well as an interest bearing holdback of 20% (to be released upon ultimate collection) of certain amounts financed with recourse under the program. The total amounts financed and uncollected under the program is approximately $2,038,200, included in Accounts Receivable, as of December 31, 2001.

(10)    Commitments and Contingencies

(a) Lease Commitments—The Company’s subsidiaries lease certain property, plant and equipment under noncancellable capital lease agreements expiring at various dates through 2005. Such leases also contain renewal and purchase options. The Company leases space for its corporate headquarters and a retail outlet under operating leases which calls for annual rental payments due in equal monthly installments. Operating lease expenses were approximately $776,900 and $1,212,100 for the years ended December 31, 2001 and 2000, respectively.

Future minimum lease payments at December 31, 2001 under these non-cancelable leases are as follows (approximated):

	Capital Leases	Operating Leases
Year Ended December 31:
2002	$225,300	$1,459,200
2003	116,200	918,300
2004	64,100	177,900
2005	5,000	539,200
2006	—	519,800
Thereafter	—	1,308,600

	410,600	$4,923,000

Less amount representing interest	(26,000)

Present value of minimum lease payments	$384,600

(b) Minority Shareholder Put Right—Under the terms of the Preferred Stock transaction certain minority shareholders owning common stock of the Company may exercise put rights, subject to Board of Director approval, as provided for in the Securities Purchase Agreement after April 1, 2004 for a period of 30 days as defined in the agreement. Except for certain provisional changes, within 60 days of notice, the Company is required to purchase all shares subject to the put from the shareholders. The purchase price is calculated based on the relative ownership interests of the exercising shareholders and a determination of the fair market value, as defined, of the Company at that time. The purchase price is required to be paid in cash unless prohibited by restriction from the debt and equity agreements in which case it will be paid in additional shares of preferred stock. The exercise of these put rights are subordinate to the Preferred Shareholders put rights (Note 10(c)).

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition, any holder of preferred stock may redeem held shares of Preferred Stock if there is a change of control, as defined in the agreement, at a purchase price which is the higher of the purchase price under the put or the price to be received due to a change of control, assuming the conversion of all convertible securities into shares of Company common stock.

(c) Preferred Stockholder Put Right—Under the terms of the Amended and Restated Stockholders Agreement, certain Preferred Stockholders of the Company may exercise put rights as provided for in the agreement after April 1, 2004 for a period of 30 days or upon certain Events of Default as defined in the Securities Purchase Agreement period. Except for certain provisional changes, within 60 days of notice, the Company is required to purchase all shares subject to the put from the shareholders. The purchase price is calculated based on the greater of i) the liquidation value of such preferred shares plus all accrued and unpaid dividends, and ii) the aggregate common share put price assuming conversion to common stock in accordance with the amended Certificate of Incorporation of the Company. The purchase price is required to be paid in cash unless it is prohibited by restriction from the Company’s agreements with its lenders in which case it will be paid in additional shares of preferred stock.

If any portion of the repurchase price is not paid in cash, then, each month after the closing of the put right, the Company is required to issue to certain preferred shareholders Common Stock Purchase Warrants equal to one percent of the aggregate number of shares of common stock (assuming the conversion of all convertible securities) times the ratio of the aggregate repurchase price not paid in cash to the total repurchase price.

In addition, any holder of Preferred Stock may require the Company to redeem all shares of Preferred Stock if there is a change of control, as defined, at a purchase price that is the higher of the purchase price under the put right or the price to be received due to a change of control, assuming the conversion of all convertible securities into shares of Company common stock.

(d) Stock Buy-Backs—The Company, certain redeeming common stock shareholders of the Company and certain investors in Preferred Stock of the Company have entered into a Stock Redemption Agreement which provides for the sale and purchase, as the case may be, by the redeeming shareholders and the investors at a nominal price, of sufficient Preferred Stock which will cause the Internal Rate of Return, as defined, of such shares to be within a range as specified in the agreement.

Such sales and purchases are permitted upon the sale or transfer by certain investors of more than 50% of the securities such investors purchased under the Securities Purchase Agreement, the exercise by such investors of a put right, a liquidation, dissolution, merger, consolidation or sale of all or substantially all assets or stock of the Company to a third party, the first public sale of securities by such investor, or the first anniversary of the termination of any applicable restrictive “lock-up” period as defined in the agreement.

Upon such an event, Fagerdala Industri AB (Note (1)), has the right to purchase from the Company a number of common shares in the same proportion to the proportion of shares being repurchased by each redeeming shareholder to the shares each such redeeming shareholder owned prior to redemption.

(e) Litigation—The Company is party to various legal proceedings generally incidental to its business. Although the ultimate disposition of these proceedings is not presently determinable, management does not believe that adverse determinations in any or all of such proceedings will have a material adverse effect upon the financial condition or results of operations of the Company.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(11)    Derivative Financial Instruments

The Company, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates which may adversely affect its results of operations and financial position. In seeking to minimize the risks and/or costs associated with such activities, the Company may enter into derivative contracts (Note (5)(d)). Gains and losses on these contracts generally offset losses and gains on the Subsidiary’s foreign currency receivables and foreign currency debt.

The Company does not hedge the effects of foreign exchange rates fluctuations on the translation of its foreign results of operations or financial position, nor does it hedge exposure related to anticipated transactions.

The Company does not apply hedge accounting to the foreign currency forward contracts used to offset currency-related changes in the fair value of foreign currency denominated assets and liabilities. These contracts are marked to market through earnings at the same time that the exposed assets and liabilities are remeasured through earnings (both in other income). The contracts held by the Company are denominated in US dollars, British Pound Sterling, Japanese Yen, and the Euro.

The Company had derivative financial instruments with a notional value of approximately $7,688,500 and a fair value of approximately $57,300 included in Prepaid Expenses and Other Current Assets on the Consolidated Balance Sheet as of December 31, 2001.

A sensitivity analysis indicates that if US dollar to foreign currency exchange rates at December 31, 2001 increased 10%, the Company would incur losses of $1,362,900 on foreign currency forward contracts outstanding at December 31, 2001. Such losses would be largely offset by gains from the revaluation or settlement of the underlying positions economically hedged.

(12)    Income Taxes

The provision (benefit) for income taxes for the year ended December 31, 2001 consisted of the following (approximately):

	Year ended December 31,
	2000	2001
Current provision
Federal	$141,400	$159,500
State	51,400	265,900
Foreign	8,033,000	8,140,300

Total current	8,225,800	8,565,700

Deferred provision (benefit)
Federal	(807,700)	885,500
State	(177,200)	197,000
Foreign	(553,300)	1,994,100

Total deferred	(1,538,200)	3,076,600

Total provision for income taxes	$6,687,600	$11,642,300

The provision for income taxes includes federal and state income taxes currently payable and those deferred or prepaid because of temporary differences between financial statement and tax bases of assets and liabilities.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company records income taxes under the liability method. Under this method, deferred income taxes are recognized for the estimated future tax effects of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws. The Company has established a valuation allowance for net operating loss carryforwards related to certain foreign operations (NOLs) and certain contribution carryovers related to US charitable donations. The Company has NOLs of approximately $7,300,000 that expire at various dates through 2011. The Company has contribution carryovers of approximately $5,700,000 that expire at various dates through 2006. Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of certain of these contribution carryovers and NOLs. The realizability of certain contribution carryovers and NOLs are dependent upon future income related to US and certain non-US operations. The Company believes that it is more likely than not that its tax assets (other than those discussed previously) are realizable based on the level of future reversing taxable temporary differences and on historically profitable operations which the Company believes are more likely than not to continue into the future to the extent necessary to assure realization of recorded deferred tax assets. However, there can be no assurance that such assets will be realized if circumstances change.

The effective income tax provision differs from the amount calculated using the statutory US federal income tax rate, principally due to the following:

	2000		2001
	Amount	Percentage of Income Before Taxes	Amount	Percentage of Income Before Taxes
Statutory United States federal income tax	$6,550,300	34.00%	$8,007,000	34.00%
State income taxes, net of federal benefit	(83,000)	(0.43)	77,400	0.33
Foreign tax differential	(478,500)	(2.48)	(951,300)	(4.04)
Change in valuation allowance	756,100	3.92	2,847,000	12.12
Goodwill	247,500	1.28	247,500	1.05
Subpart F income	352,800	1.83	1,143,500	4.83
Charitable contributions	(609,700)	(3.16)	(320,600)	(1.36)
Other—Permanent	(47,800)	(0.25)	591,800	2.61

Effective income tax provision	$6,687,700	34.71%	$11,642,300	49.54%

Subpart F income represents interest and royalties earned by a foreign subsidiary. Under the Internal Revenue Code, such income is taxable to Tempur World, Inc. as if, in effect, earned directly by Tempur World, Inc.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The net deferred tax asset and liability recognized in the consolidated balance sheets as of December 31, 2001 and 2000, respectively, consists of the following:

	2000	2001
Deferred tax assets:
Contribution carryover	$1,418,100	$2,157,400
AMT credit	—	91,400
Start up costs	—	377,000
Inventories	2,530,900	1,618,800
Net operating losses	949,300	2,388,000
Foreign tax credit carryover	—	479,000
Land and buildings	757,800	757,800
Accrued expenses and other	305,300	950,300

Total deferred tax assets	5,961,400	8,819,700
Valuation allowances	(1,868,800)	(4,758,500)

Net deferred tax assets	4,092,600	4,061,200

Deferred tax liabilities:
Depreciation	(997,000)	(2,049,400)
Intangible assets	(1,149,800)	(1,825,100)

Total deferred tax liabilities	(2,146,800)	(3,874,500)

Net deferred tax asset	$1,945,800	$186,700

(13)    Stock Based Compensation Plan

(a) Accounting for Stock-Based Compensation—The Company has elected to apply APB Opinion No. 25, “Accounting for Stock Issued to Employees” and to provide pro forma net income disclosures for employee stock option grants made as if the provisions of SFAS No. 123, “Accounting for Stock Based Compensation” were followed.

(b) Stock Options—The Company adopted the Tempur World, Incorporated 2000 Stock Option Plan (“Stock Option Plan”) to provide grants of options to purchase shares of common stock to certain key employees. Options granted under the Stock Option Plan are non-qualified and are granted with an exercise price equal to the fair market value of the Company’s common stock at the date of grant, except for a single grant issued to one individual for which compensation expense was recorded. The fair market value is based on acceptable valuation methodologies and is approved by Board of Directors. Options granted under the Stock Option Plan generally vest in increments of 25% per year over a four year period on the yearly anniversary date of the grant and may be exercised up to six years from the grant date and five years from the date of grant for any shareholders who own 10% or more of the shares of Company common stock outstanding. At the end of 2001 and 2000, 126,924 and 65,837 options, respectively were exercisable. The total number of shares of common stock subject to issuance under the Stock Option Plan may not exceed 10% of the authorized share capital, which was 1,000,000 shares as of December 31, 2001 and 2000 subject to certain adjustment provisions.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about stock options outstanding as of December 31, 2001 and 2000:

	Shares	Exercise Price
January 1, 2000	—	—
Granted	263,348	$11.98 to 24.50
Exercised	—	—
Terminated	—	—

December 31, 2000	263,348	$11.98 to 24.50

Granted	39,000	$27.71
Exercised	—	—
Terminated	(9,500)	—

December 31, 2001	292,848	$11.98 to 27.71

(c) Stock Based Compensation—Had compensation cost for the Company’s stock option plan been determined based on the fair value at the grant dates for awards under those plans, the Company’s net income would have been adjusted to the pro forma amount listed below:

	2000	2001
Net income
As reported	$12,577,800	$11,857,400
Pro forma income	12,254,000	11,578,500

The weighted average fair values at date of grant for options granted during 2001 and 2000 was $8.19 and $8.26, respectively and were estimated using the Black-Scholes option valuation model with the following weighted-average assumptions:

	2000	2001
Expected life of option in years	5–6	5–6
Risk-free interest rate	6.60%	4.99%
Expected volatility of stock	—	—
Expected dividend yield on stock	—	—

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The Company’s options have characteristics significantly different from those of traded options, and changes in the subjective input can materially affect the fair value estimate.

(14)    Related Party Transactions

The Company has transactions with certain Fagerdala subsidiaries which are considered related parties due to common control or ownership. Several agreements existed as of January 1, 2000, the date of the merger and were necessitated by the utilization of the Fagerdala distribution network to sell the Tempur related products prior to the merger.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with the merger, on December 31, 1999, the Company executed a binding letter of intent with Fagerdala to provide for the termination or modification of the major existing related party agreements as described below:

(a) Agreement to Restructure and Terminate the Fagerdala License Agreement—On September 30, 2000, the Company and Fagerdala agreed to Restructure and Terminate the Fagerdala License Agreement (“the Termination and Restructuring Agreement” or “TRA”). The actual termination occurred on September 30, 2000.

Under the original License Agreement, dated September 30, 1991, Fagerdala provided marketing and distribution services to the Company. During 2000 the Company established its own distribution network and no longer required the marketing and distribution services performed by Fagerdala under the agreement. The Company did, however, wish to retain the consulting services of Fagerdala until the end of the year to ensure the effective transition of all customer relationships and services. Thus, for the period from October 1, 2000 through December 31, 2000, the Termination and Restructuring Agreement provided for Fagerdala to provide consulting and administrative services to the Company for an Administrative Services Fee of approximately $972,700 per month for the three-month period ended December 31, 2000.

In addition, because the original License Agreement was effective through September 30, 2001, the TRA also required the Company to pay a termination fee of approximately $2,024,300, which was accrued as of the opening balance sheet on January 1, 2000 and paid by the Company in 2000.

(b) Set-Off Agreement—On November 10, 2000, Dan Foam A/S and Fagerdala executed the Set-Off Agreement to eliminate the majority of the related party receivables and payables that existed between the Company and Fagerdala in order to minimize the administrative and financial complexity arising from related party transactions.

Based upon statements detailing the balances outstanding between the parties as of October 31, 2000, the balances were offset against each other resulting in a payment of the net balance of approximately $1,696,300 to Fagerdala from the Company.

(c) Consulting and Service Support Agreements—Effective January 1, 2001, Ashfield Consultancy Ltd. (“ACL”), an affiliate, will provide the following services to the Company: (i) establishing new markets for the products of the Company (ii) establishing a distribution network for the products of the Company (iii) development of new products and (iv) providing office space, office equipment and related services to accomplish the aforementioned services. In consideration of the services provided above, the Company agrees to pay ACL an annual fee of approximately $880,000 plus office costs, payable monthly at the beginning of each month. The term of this agreement is for one year and is renewable annually.

On December 31, 1999, Dan-Foam A/S acquired certain remaining Tempur trademark rights from Fagerdala World Foams A/B, a related party, for approximately $6,750,000 and is reflected as a deduction of paid-in capital (among other items) in the formation balance sheet as there was no historical book value to record.

As some of the Company’s operations are leasing office and warehouse space and receive some administrative services from Fagerdala personnel, the Company is in the process of finalizing a standard administrative services contract for those operations. The amounts charged for rent, use of equipment and administrative support are be based on management’s estimate of prevailing arms-length pricing in the location of the operations.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On December 18, 2000, a German subsidiary completed the acquisition of real property located in Steinhagen, Germany that it uses for its facilities from Gefinex GmbH, an affiliate, by issuing a note payable that was refinanced by the Company through a bank loan during 2001. The note bears interest at rates ranging from 4% to 6% (weighted average interest rate of 4.6% as of December 31, 2000) with an outstanding balance of $4,718,600 and is included in related party notes payable on the consolidated balance sheet as of December 31, 2000 (Note (8)).

The Company also has other various obligations included in related party notes payable that relate primarily to the acquisition of certain assets and liabilities of the Tempur-related businesses during 2000 and are secured by these net assets. These notes bear interest at rates ranging from 4.0% to 8.0%.

The Company’s related party debt, including subsidiary debt, totaling approximately $1,286,800 and $5,540,500 as of December 31, 2001 and 2000, respectively, is scheduled to mature in its entirety during 2002.

Sales to and purchases from the affiliated entities are primarily for product and are priced according to pricing applicable to third-party customers. Interest income and expense are charged on outstanding note and trade accounts based on management’s estimate of prevailing market rates of interest at the time of the obligations. Management fee income and expense are charged for shared services at certain of the subsidiary locations based on management’s estimate of prevailing market conditions in the country of operation. The total amounts reported in the consolidated financial statements as of December 31, 2001 and 2000 are approximately as follows:

	2001	2000
As of period ended:
Accounts receivable	$340,900	$163,800
Accounts payable	347,300	30,400
Notes receivable, interest rate of 8%	$550,000	$123,400
Notes payable	1,286,800	5,450,500
For the year ended:
Related party sales	$56,600	$3,559,000
Related party purchases	657,000	457,300
Interest income	$153,000	$49,500
Interest expense	81,500	80,400
Management fee income	$70,100	$139,100
Management fee expense	209,300	327,000
Fagerdala License Agreement costs	$—	$10,508,300
Ashfield Consulting Agreement	1,198,800	1,656,500
Termination and Restructuring Agreement costs	—	2,918,000

(15)    Employment Agreements

The Company maintains employment agreements with certain key employees, four of whom are also officers of the Company. The employment agreements contain provisions relating to minimum salary levels, adjusted annually, as well as incentive bonuses for achieving certain objectives as specified by management.

(16)    Major Customers

Four customers accounted for approximately 17.2% and 31.2% of sales for the years ended December 31, 2001 and 2000, respectively, one of which accounted for approximately 12.2% and 15.5% of sales. These same customers also accounted for approximately 9.4% and 26.4% of accounts receivable as of December 31, 2001 and 2000, respectively. The loss of one or more of these customers could have a material adverse effect on the Company.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(17)    Benefit Plan

A subsidiary of the Company has a defined contribution plan whereby eligible employees may contribute up to 25% of their pay each year to the plan subject to certain limitations as defined by the Plan. Employees are eligible to receive matching contributions at the start of employment with the Company. During fiscal 2000, the Company amended the Plan to provide a 100% match of the first 3% and 50% of the next 2% on eligible employee contributions and eliminated the vesting period such that matching contributions vest immediately. The Company incurred approximately $152,700 and $88,000 of expenses associated with the defined contribution plan for the years ended December 31, 2001 and 2000, respectively.

(18)    Adoption of SFAS 142, “Goodwill and Other Intangibles Assets”

On January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS 142, goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are subject to an assessment for impairment on a reporting unit basis by applying a fair-value-based test annually, and more frequently if circumstances indicate a possible impairment. Separate intangible assets that are not deemed to have an indefinite live continue to be amortized over their useful lives.

Prior to the adoption of SFAS No. 142, the Company had $17,807,000 of goodwill acquired in 1999 that was amortized on a straight-line basis over a period of 15 years. Had the Company accounted for goodwill in accordance with SFAS No. 142 in 2001, net income would have been as follows (in thousands):

	2001	2000
Reported Net Income Add back	$11,857,300	$12,577,800
Goodwill amortization, net of tax	1,310,000	1,113,000

Adjusted Net Income	$13,167,300	$13,690,800

TEMPUR WORLD™

Changing the way the world sleeps!™

             Shares

Common Stock

PROSPECTUS

        , 2003

LEHMAN BROTHERS

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

Expenses of the Registrant in connection with the issuance and distribution of the securities being registered, other than the underwriting discount and commissions, are estimated as follows:

SEC Registration Fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . .		$24,270
NASD Fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . .		$30,500
*New York Stock Exchange Listing Fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..	$
*Printing and Engraving Expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . .	$
*Legal Fees and Expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . .	$
*Accountant’s Fees and Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . .	$
*Expenses of Qualification Under State Securities Laws, including Attorneys’ Fees . . . . . . . . . . . . .	$
*Transfer Agent and Registrar’s Fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . .	$
*Miscellaneous Costs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . .	$

*Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . .	$

*To be provided by amendment.

Item 14.    Indemnification of Directors and Officers

TWI Holdings, Inc. is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

Section 145 of the Delaware General Corporation Law further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145 of the Delaware Corporation Law.

TWI Holdings’ certificate of incorporation, as amended, eliminates the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liabilities arising (a) from any breach of the director’s duty of loyalty to the corporation or its stockholders; (b) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the Delaware General Corporation Law; or (d) from any transaction from which the director derived an improper personal benefit. In addition, the bylaws of TWI Holdings provides for indemnification of directors, officers, employees and agents to the fullest extent permitted by Delaware law and authorizes the company to purchase and maintain insurance to protect itself and any director, officer, employee or agent of the company or another business entity against any expense, liability, or loss, regardless of whether the company would have the power to indemnify such person under the company’s bylaws or Delaware law.

Item 15.    Recent Sales of Unregistered Securities

TWI Holdings, Inc. was incorporated on September 17, 2002. Since that date, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters, except as set forth below with respect to the senior subordinated notes due 2010, or any public offerings, and we believe that each of these transactions was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933, as amended, Regulation D promulgated thereunder, or Rule 701 of the Securities Act pursuant to compensatory benefit plans and contracts related to compensation as provided under Rule 701. The recipients of the securities in these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in these transactions.

In November 2002, pursuant to a Contribution Agreement among us and certain holders of our capital stock, we issued:

•	146,463.65 shares of our Series A preferred stock to certain investors for cash in an aggregate amount of $146,463,653.33;

•	13,831.00 shares of our Class A common stock to certain former stockholders of Tempur World, Inc. in exchange for their then-outstanding shares of Tempur World, Inc. having an aggregate value of $13,830,981.18; and

•	878.64 shares of our Class B-1 common stock to certain members of management in exchange for promissory notes (which have since been either forgiven and cancelled or repaid and cancelled).

These securities were issued in reliance on the exemption from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

In November 2002, pursuant to a Stock Purchase Agreement between us and a certain investor, we issued 175.00 shares of our Class A common stock in exchange for cash in the amount of $175,000. These securities were issued in reliance on the exemption from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

In November 2002, pursuant to a Warrant Agreement between us and certain mezzanine lenders, we issued warrants to purchase an aggregate of 8,492.01 shares of our Class B common stock at an exercise price of $0.01 per share. Pursuant to the Warrant Agreement, an aggregate of $603,179.68 was allocated to the purchase price of the warrants. Although the mezzanine facility has been repaid in full, the warrants remain outstanding. These securities were issued in reliance on the exemption from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

Between November 2002 and August 2003, we granted to certain of our employees and a member of our board of directors, stock options to purchase an aggregate of 16,776.68 shares of our Class B-1 common stock at exercise prices ranging from $800 per share to $1,500 per share. These options were granted in reliance on the exemption from registration pursuant to Rule 701 of the Securities Act.

In July 2003, an officer purchased 354.00 shares of our Class B-1 common stock for cash in the amount of $283,200 pursuant to a stock option exercise. These securities were issued in reliance on the exemption from registration pursuant to Section 4(2) of the Securities Act.

In August 2003, in connection with stock option exercises and pursuant to Stock Repurchase Agreements between us and each exercising optionee, certain of our employees and a member of our board of directors purchased an aggregate of 3,170.50 shares of our Class B-1 common stock for cash in the aggregate amount of $2,753,656. These securities were issued in reliance on the exemption from registration pursuant to Rule 701 of the Securities Act.

In August 2003, pursuant to the terms of an indenture, Tempur-Pedic, Inc. and Tempur Production USA, Inc., our indirect, wholly-owned subsidiaries, issued and sold to a group of underwriters 10 1/4% senior subordinated notes due 2010 (the “Notes”) in an aggregate principal amount of $150,000,000. The Notes were guaranteed by TWI Holdings, Inc. and certain of its other subsidiaries. These securities were issued in reliance on the exemptions from registration pursuant to Section 4(2) of the Securities Act. The underwriters subsequently resold these Notes to qualified institutional buyers, non-U.S. persons and certain institutional accredited investors pursuant to Rule 144A, Regulation S and Rule 501(a)(1), (2), (3) and (7) under the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules

(a) Exhibits

1.1	Form of Underwriting Agreement.**

2.1	Agreement and Plan of Merger dated as of October 4, 2002, among Fagerdala Holding B.V., Fagerdala Industri A.B., Chesterfield Properties Limited, Viking Investments S.a.r.l., Robert B. Trussell, Jr., David C. Fogg, Jeffrey P. Heath, H. Thomas Bryant, TWI Holdings, Inc., TWI Acquisition Corp. and Tempur World, Inc.*

2.2	Contribution Agreement dated as of October 4, 2002, among TA IX, L.P., TA/Advent VIII L.P., TA/Atlantic and Pacific IV, L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., TA Investors LLC, Friedman Fleischer & Lowe Capital Partners, LP, FFL Executive Partners, LP, Robert B. Trussell, Jr., David C. Fogg, H. Thomas Bryant, Jeffrey P. Heath, Mrs. R.B. Trussell, Jr. and TWI Holdings, Inc.*

3.1	Amended and Restated Certificate of Incorporation of TWI Holdings, Inc., including amendments. **

3.2	Amended and Restated By-laws of TWI Holdings, Inc.**

5.1	Opinion of Bingham McCutchen LLP.**

10.1	Indenture dated as of August 15, 2003, among Tempur-Pedic, Inc., Tempur Production USA, Inc., TWI Holdings, Inc., Tempur World, Inc., Tempur World Holdings, Inc., Tempur-Pedic, Direct Response, Inc., Tempur-Medical, Inc. and Wells Fargo Bank Minnesota, National Association, as Trustee.*

10.2	Form of 10¼% Senior Subordinated Notes Due 2010 (included in Exhibit 10.1).*

10.3	Registration Rights Agreement dated as of August 15, 2003, among Tempur-Pedic, Inc., Tempur Production USA, Inc., TWI Holdings, Inc., Tempur World, Inc., Tempur World Holdings, Inc., Tempur-Pedic, Direct Response, Inc., Tempur-Medical, Inc., Lehman Brothers Inc, UBS Securities LLC and Credit Suisse First Boston LLC.*

10.4	Second Amended and Restated Credit Agreement dated as of August 15, 2003, among Tempur-Pedic, Inc., Tempur Production USA, Inc., Tempur World Holding Company ApS, Dan-Foam ApS, certain Credit Parties as defined therein, General Electric Capital Corporation, Lehman Commercial Paper Inc., Nordea Bank Danmark A/S, GE European Leveraged Finance Limited, HSBC Bank PLC, the Lenders as defined therein, Lehman Brothers Inc. and GECC Capital Markets Group, Inc.*

10.5	Registration Rights Agreement dated as of November 1, 2002, among TWI Holdings, Inc., Friedman Fleischer & Lowe Capital Partners, LP, FFL Executive Partners, LP, TA IX, L.P., TA/Atlantic and Pacific IV, L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., TA/Advent VIII L.P., TA Investors LLC, TA Subordinated Debt Fund, L.P., Gleacher Mezzanine Fund I, L.P., Gleacher Mezzanine Fund P, L.P. and the investors listed on Schedule I thereto.*

10.6	Stockholder Agreement dated as of November 1, 2002, among TWI Holdings, Inc., Friedman Fleischer & Lowe Capital Partners, LP, FFL Executive Partners, LP, TA IX, L.P., TA/Atlantic and Pacific IV, L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., TA/Advent VIII L.P., TA Investors LLC, TA Subordinated Debt Fund, L.P., Gleacher Mezzanine Fund I, L.P., Gleacher Mezzanine Fund P, L.P. and the investors listed on Schedule I thereto.*

10.7	Series A Preferred Stock Stockholder Agreement dated as of November 1, 2002, among TWI Holdings, Inc., Friedman Fleischer & Lowe Capital Partners, LP, FFL Executive Partners, LP, TA IX, L.sP., TA/Atlantic and Pacific IV, L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., TA/Advent VIII L.P. and TA Investors LLC.*

10.8	TWI Holdings, Inc. 2002 Stock Option Plan.*

10.9	Amended and Restated Employment and Noncompetition Agreement effective as of November 1, 2002, between Tempur World, Inc. and Robert B. Trussell, Jr.*

10.10	Amended and Restated Employment and Noncompetition Agreement effective as of November 1, 2002, between Tempur World, Inc. and David C. Fogg.*

10.11	Amended and Restated Employment and Noncompetition Agreement effective as of November 1, 2002, between Tempur World, Inc. and H. Thomas Bryant.*

10.12	Amended and Restated Employment and Noncompetition Agreement effective as of November 1, 2002, between Tempur World, Inc. and Jeffrey P. Heath.*

10.13	Separation Agreement dated as of July 3, 2003, among TWI Holdings, Inc., Tempur World, Inc. and Jeffrey P. Heath.*

10.14	Consultant’s Agreement effective as of July 12, 2003, among Tempur-Pedic, Inc., Tempur World, Inc. and Jeffrey P. Heath.*

10.15	Employment and Noncompetition Agreement dated as of July 11, 2003, between Tempur World, Inc. and Dale E. Williams.*

10.16	TWI Holdings, Inc. 2003 Stock Incentive Plan.**

10.17	TWI Holdings, Inc. Employee Stock Purchase Plan.**

21.1	Subsidiaries of TWI Holdings, Inc.**

23.1	Consent of Ernst & Young LLP.

23.2	Notice regarding consent of Arthur Andersen LLP.

23.3	Consent of Bingham McCutchen LLP (included in Exhibit 5.1).**

24.1	Power of Attorney of TWI Holdings, Inc. (included on the signature page in Part II hereof).

*	Incorporated by reference from the Registrant’s registration statement on Form S-4 (File No. 333-109054) filed with the Commission on September 23, 2003.

**	To be filed by amendment.

(b) Financial Statement Schedules

The following financial statement schedule is included in this registration statement:

Report of Independent Accountants on Financial Statement Schedule	S-1

Schedule II—Valuation and Qualifying Accounts	S-2

All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

Item 17.    Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)    To provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

(2)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, TWI Holdings, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 17th day of October, 2003.

TWI HOLDINGS, INC.
By:	/S/ ROBERT B. TRUSSELL, JR.

Robert B. Trussell, Jr. President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert B. Trussell, Jr. and Dale E. Williams, jointly and severally, each in his own capacity, his true and lawful attorneys-in-fact, with full power of substitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such said attorneys-in-fact and agents with full power and authority to do so and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ ROBERT B. TRUSSELL, JR. Robert B. Trussell, Jr.	President, Chief Executive Officer (Principal Executive Officer) and Director	October 17, 2003

/S/ DALE E. WILLIAMS Dale E. Williams	Senior Vice President, Chief Financial Officer, Secretary and Treasurer (Principal Financial Officer)	October 17, 2003

/S/ JEFFREY B. JOHNSON Jeffrey B. Johnson	Corporate Controller, Chief Accounting Officer, Vice President and Assistant Secretary (Principal Accounting Officer)	October 17, 2003

/S/ JEFFREY S. BARBER Jeffrey S. Barber	Director	October 17, 2003

/S/ CHRISTOPHER A. MASTO Christopher A. Masto	Director	October 17, 2003

/S/ FRANCIS A. DOYLE Francis A. Doyle	Director	October 17, 2003

* P. Andrews McLane	Director	October 17, 2003

* Tully M. Friedman	Director	October 17, 2003

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of TWI Holdings, Inc. and Subsidiaries

We have audited the consolidated financial statements of TWI Holdings, Inc. and Subsidiaries as of December 31, 2002, and for the two months ended December 31, 2002, and have issued our report thereon dated June 20, 2003 (included elsewhere in this Registration Statement).

We have audited the consolidated financial statements of Tempur World, Inc. and Subsidiaries as of October 31, 2002, and for the ten months ended October 31, 2002, and have issued our report thereon dated June 20, 2003 (included elsewhere in this Registration Statement).

The financial statements of Tempur World, Inc. and Subsidiaries as of December 31, 2001 and 2000 and for the years then ended were audited by other auditors who have ceased operations and whose report dated March 8, 2002 expressed an unqualified opinion on those statements.

Our audits of TWI Holdings, Inc. for the two months ended December 31, 2002 and Tempur World, Inc. for the ten months ended October 31, 2002 also included the financial statement schedules (Schedule II) included in this Registration Statement. These schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ ERNST	& YOUNG LLP

Louisville, Kentucky

June 20, 2003

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEARS ENDED DECEMBER 31, 2000 AND 2001

FOR THE TEN MONTHS ENDED OCTOBER 31, 2002

SCHEDULE II

TWI HOLDINGS, INC.

(Successor to Tempur World, Inc.)

VALUATION AND QUALIFYING ACCOUNTS

FOR THE TWO MONTHS ENDED DECEMBER 31, 2002

SCHEDULE II

Description	Balance at Beginning of Period	Additions Charges to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Allowance for Doubtful Accounts:
TEMPUR WORLD, INC. AND SUBSIDIARIES:
Year Ended December 31, 2000	$298,633	$3,289,814	$—	$(3,051,732)	$536,715
Year Ended December 31, 2001	536,715	3,000,112	—	(2,719,366)	817,461
Ten Months Ended October 31, 2002	817,461	2,776,105	—	(1,516,594)	2,076,972
TWI HOLDINGS, INC.
Two Months Ended December 31, 2002	2,076,972	500,531	—	(59,018)	2,518,485

EXHIBIT INDEX

1.1	Form of Underwriting Agreement.**

2.1	Agreement and Plan of Merger dated as of October 4, 2002, among Fagerdala Holding B.V., Fagerdala Industri A.B., Chesterfield Properties Limited, Viking Investments S.a.r.l., Robert B. Trussell, Jr., David C. Fogg, Jeffrey P. Heath, H. Thomas Bryant, TWI Holdings, Inc., TWI Acquisition Corp. and Tempur World, Inc.*

2.2	Contribution Agreement dated as of October 4, 2002, among TA IX, L.P., TA/Advent VIII L.P., TA/Atlantic and Pacific IV, L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., TA Investors LLC, Friedman Fleischer & Lowe Capital Partners, LP, FFL Executive Partners, LP, Robert B. Trussell, Jr., David C. Fogg, H. Thomas Bryant, Jeffrey P. Heath, Mrs. R.B. Trussell, Jr. and TWI Holdings, Inc.*

3.1	Amended and Restated Certificate of Incorporation of TWI Holdings, Inc., including amendments. **

3.2	Amended and Restated By-laws of TWI Holdings, Inc.**

5.1	Opinion of Bingham McCutchen LLP.**

10.1	Indenture dated as of August 15, 2003, among Tempur-Pedic, Inc., Tempur Production USA, Inc., TWI Holdings, Inc., Tempur World, Inc., Tempur World Holdings, Inc., Tempur-Pedic, Direct Response, Inc., Tempur-Medical, Inc. and Wells Fargo Bank Minnesota, National Association, as Trustee.*

10.2	Form of 10¼% Senior Subordinated Notes Due 2010 (included in Exhibit 10.1).*

10.3	Registration Rights Agreement dated as of August 15, 2003, among Tempur-Pedic, Inc., Tempur Production USA, Inc., TWI Holdings, Inc., Tempur World, Inc., Tempur World Holdings, Inc., Tempur-Pedic, Direct Response, Inc., Tempur-Medical, Inc., Lehman Brothers Inc, UBS Securities LLC and Credit Suisse First Boston LLC.*

10.4	Second Amended and Restated Credit Agreement dated as of August 15, 2003, among Tempur-Pedic, Inc., Tempur Production USA, Inc., Tempur World Holding Company ApS, Dan-Foam ApS, certain Credit Parties as defined therein, General Electric Capital Corporation, Lehman Commercial Paper Inc., Nordea Bank Danmark A/S, GE European Leveraged Finance Limited, HSBC Bank PLC, the Lenders as defined therein, Lehman Brothers Inc. and GECC Capital Markets Group, Inc.*

10.5	Registration Rights Agreement dated as of November 1, 2002, among TWI Holdings, Inc., Friedman Fleischer & Lowe Capital Partners, LP, FFL Executive Partners, LP, TA IX, L.P., TA/Atlantic and Pacific IV, L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., TA/Advent VIII L.P., TA Investors LLC, TA Subordinated Debt Fund, L.P., Gleacher Mezzanine Fund I, L.P., Gleacher Mezzanine Fund P, L.P. and the investors listed on Schedule I thereto.*

10.6	Stockholder Agreement dated as of November 1, 2002, among TWI Holdings, Inc., Friedman Fleischer & Lowe Capital Partners, LP, FFL Executive Partners, LP, TA IX, L.P., TA/Atlantic and Pacific IV, L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., TA/Advent VIII L.P., TA Investors LLC, TA Subordinated Debt Fund, L.P., Gleacher Mezzanine Fund I, L.P., Gleacher Mezzanine Fund P, L.P. and the investors listed on Schedule I thereto.*

10.7	Series A Preferred Stock Stockholder Agreement dated as of November 1, 2002, among TWI Holdings, Inc., Friedman Fleischer & Lowe Capital Partners, LP, FFL Executive Partners, LP, TA IX, L.sP., TA/Atlantic and Pacific IV, L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., TA/Advent VIII L.P. and TA Investors LLC.*

10.8	TWI Holdings, Inc. 2002 Stock Option Plan.*

10.9	Amended and Restated Employment and Noncompetition Agreement effective as of November 1, 2002, between Tempur World, Inc. and Robert B. Trussell, Jr.*

10.10	Amended and Restated Employment and Noncompetition Agreement effective as of November 1, 2002, between Tempur World, Inc. and David C. Fogg.*

10.11	Amended and Restated Employment and Noncompetition Agreement effective as of November 1, 2002, between Tempur World, Inc. and H. Thomas Bryant.*

10.12	Amended and Restated Employment and Noncompetition Agreement effective as of November 1, 2002, between Tempur World, Inc. and Jeffrey P. Heath.*

10.13	Separation Agreement dated as of July 3, 2003, among TWI Holdings, Inc., Tempur World, Inc. and Jeffrey P. Heath.*

10.14	Consultant’s Agreement effective as of July 12, 2003, among Tempur-Pedic, Inc., Tempur World, Inc. and Jeffrey P. Heath.*

10.15	Employment and Noncompetition Agreement dated as of July 11, 2003, between Tempur World, Inc. and Dale E. Williams.*

10.16	TWI Holdings, Inc. 2003 Stock Incentive Plan.**

10.17	TWI Holdings, Inc. Employee Stock Purchase Plan.**

21.1	Subsidiaries of TWI Holdings, Inc.**

23.1	Consent of Ernst & Young LLP.

23.2	Notice regarding consent of Arthur Andersen LLP.

23.3	Consent of Bingham McCutchen LLP (included in Exhibit 5.1).**

24.1	Power of Attorney of TWI Holdings, Inc. (included on the signature page in Part II hereof).

*	Incorporated by reference from the Registrant’s registration statement on Form S-4 (File No. 333-109054) filed with the Commission on September 23, 2003.

**	To be filed by amendment.